As confidentially submitted to the Securities and Exchange Commission on August 6, 2020. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

CODIAK BIOSCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	47-4926530
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

35 CambridgePark Drive, Suite 500

Cambridge, MA 02140

(617) 949-4100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Douglas E. Williams, Ph.D.

President and Chief Executive Officer

35 CambridgePark Drive, Suite 500

Cambridge, MA 02140

(617) 949-4100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Davis Daniel A. Lang Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 813-8800	Linda C. Bain 35 CambridgePark Drive, Suite 500 Cambridge, MA 02140 (617) 949-4100	Patrick O’Brien Thomas J. Danielski Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company

” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒	Smaller Reporting Company	☐

		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)(2)	AMOUNT OF REGISTRATION FEE(3)
Common Stock, par value $0.0001 per share

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                         , 2020

             shares

Common stock

This is an initial public offering of shares of common stock by Codiak BioSciences, Inc.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $                 and $                 per share.

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “CDAK.”

We are an “emerging growth company” under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Codiak BioSciences, Inc.	$	$

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to                  additional shares of our common stock. The underwriters can exercise this option at any time within 30 days after the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2020.

Goldman Sachs & Co. LLC	Evercore ISI	William Blair

Wedbush PacGrow

Prospectus dated                     , 2020

Prospectus

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States, or the US: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the US. Persons outside the US who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside the US.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto included at the end of this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “the Company,” “Codiak BioSciences” and “Codiak” refer to Codiak BioSciences, Inc. and its subsidiary on a consolidated basis.

Overview

We are a development-stage biopharmaceutical company focused on pioneering the development of exosome-based therapeutics, a new class of medicines with the potential to transform the treatment of a wide spectrum of diseases with high unmet medical need. Exosomes have evolved as intercellular transfer mechanisms for complex, biologically active macromolecules and have emerged in recent years as a compelling potential drug delivery vehicle. By leveraging our deep understanding of exosome biology, we have developed our engineering and manufacturing platform, or engEx Platform, to expand upon the innate properties of exosomes to design, engineer and manufacture novel exosome therapeutics. We have utilized our engEx Platform to generate a deep pipeline of engineered exosomes, or engEx exosomes, aimed at treating a broad range of diseases, including oncology, neuro-oncology, neurology, neuromuscular disease and infectious disease. Our lead product candidates, exoSTING and exoIL-12, are being developed to address solid tumors and we expect to enter clinical trials in the second half of 2020. We have multiple preclinical and discovery programs that we are advancing either independently or through our strategic collaborations with Jazz Pharmaceuticals Ireland Limited and Sarepta Therapeutics, Inc.

Leveraging exosomes to create transformative therapies

Exosomes are naturally occurring, extracellular vesicles that have evolved as an intercellular messenger system to protect and deliver functional macromolecules, including nucleic acids, proteins, lipids, and carbohydrates, between cells. These targeted messengers can transport and protect complex biologically active molecules that alter the function of recipient cells. The intrinsic immune-silent properties of exosomes, the ability to manipulate cell selectivity, or tropism, through exosome engineering, and the ability for exosomes to deliver a broad range of payload options are distinct characteristics that support the potential of exosomes to serve as the foundation of a new class of medicines.

Our proprietary engEx Platform

We designed our engEx Platform with two strategic priorities in mind: first, to develop exosome therapeutics engineered to deliver a broad set of biologically active drug molecules on the surface or inside the lumen of the exosome; and second, to manufacture exosomes reproducibly and at scale to pharmaceutical standards. We have made significant investments to achieve these priorities and believe our advancements give us a meaningful competitive advantage. The key features and capabilities of our engEx Platform include our ability to:

•	Harness Inherent Exosome Biology. We leverage the inherent biology, function and tolerability profile of exosomes to engineer non-viral drug delivery vehicles that are designed to carry and protect potent drug molecules, provide selective delivery and elicit the desired pharmacology at the desired tissue and cellular sites.

•

Engineer Cell-Specific Targeting.    We engineer exosomes to purposely direct tropism and distribution by carrying specific targeting moieties, such as proteins, antibodies (and antibody fragments) and peptides, individually or in combination, on the surface of the exosome.

•

Optimize Delivery.    We seek to deliver our engEx exosomes, by engineering the exosome surface or lumen and by optimizing the route of administration, to the desired cell and tissue in order to more selectively engage the drug target, potentially enhancing the therapeutic index by improving potency and reducing toxicity.

•

Provide Scalable and Reproducible Manufacturing.    We have developed and are utilizing our proprietary manufacturing capabilities to enable flexible, scalable and reproducible production of engEx exosomes that we believe can overcome the challenges experienced in earlier attempts to manufacture exosome therapeutics and can expedite our planned clinical programs.

Our scientists have identified two exosomal proteins, PTGFRN and BASP1, that serve as scaffolds to enable our proprietary exosome engineering methods. Using our engEx Platform, we have demonstrated preclinically our ability to engineer exosomes to incorporate various types of biologically active drug molecules either on the exosome surface, using PTGFRN as a scaffold, or inside the lumen of the exosome, using BASP1 as a scaffold, to target membrane or cytoplasmic and nuclear drug targets in specific cells. We believe that our engEx exosomes are uniquely positioned to enable specific targeting of critical cells and cellular pathways and thereby reduce off-target toxicity, which together enhance the therapeutic index for a wide array of drug types and therapeutic approaches.

Our proprietary engineered exosome manufacturing process

From the inception of Codiak, it was clear to us that the conventional approach of exosome manufacturing was incompatible with our objective to industrialize the manufacturing of exosomes for therapeutic purposes and, therefore, novel technical solutions were required. We developed, from the ground up, a robust and reproducible exosome manufacturing process, capable of large-scale operation, high productivity, purity and quality, assuring compliance with regulatory requirements, such as good manufacturing practices, or GMP.

Our proprietary manufacturing process is based on advanced biochemical engineering principles and is supported by a comprehensive set of methods for analytical characterization of both process and product. Our process format and technologies are designed to support the demands of large or small patient populations. We have manufactured and released GMP engEx exosomes for our first two planned clinical programs, exoSTING and exoIL-12, from contract manufacturing organizations using our production technology. Those manufacturing campaigns have been successfully run at the scale which we believe is sufficient to support all phases of planned clinical development. In addition, we have successfully manufactured the exosome component for our exoASO-STAT6 program.

In addition, we are establishing our own in-house Phase 1/2 clinical manufacturing facility, which is scheduled to be operational in the second half of 2020, will incorporate our proprietary processes and allow for the production of scalable quantities of our engEx exosomes to support the initial stages of drug discovery through clinical proof of concept studies for ourselves and our collaboration partners. We believe our proprietary manufacturing processes and in-house facility will provide flexibility relative to timing of clinical trials, enhance the speed with which we can incorporate advances into our manufacturing processes, reduce the costs of manufacturing and enhance our intellectual property position.

Our programs

Our engEx Platform has generated a broad pipeline of product candidates that we believe can have a transformative impact on the treatment of a wide spectrum of diseases with high unmet medical need, including in oncology, immune-based diseases, neurologic and neurodegenerative disorders and rare diseases.

Our current pipeline of product candidates and discovery programs is shown below.

Expanding Pipeline of Proprietary Exosome Therapeutic Candidates

We are diversifying our development efforts with our engEx Platform across various therapeutic indications. Our initial engEx product candidates focus on two well-validated pathways in oncology, STING agonism and IL-12 engagement, and both candidates are expected to enter clinical trials for a variety of solid tumors in the second half of 2020.

exoSTING

Our lead program, exoSTING, is an exosome therapeutic candidate engineered with our engEx Platform to carry our proprietary STING agonist inside the lumen of the exosome while expressing high levels of PTGFRN, an exosomal protein, on the exosome surface to facilitate specific uptake in tumor-resident antigen presenting cells, or APCs. The stimulator of interferon genes, or STING, pathway is a component of the innate immune system that detects cytoplasmic DNA and helps invoke an inflammatory response. Engagement of the STING pathway has been validated to elicit an anti-tumoral response, yet therapeutic development has been generally limited by non-selective cell delivery, off-target toxicity to important immune cells in the tumor and dose-related toxicity due to leakage of the STING agonist into the circulation. We believe exoSTING has the potential to overcome these limitations.

We are developing exoSTING for the treatment of multiple solid tumors enriched in the target APCs, initially focused on metastatic head and neck squamous cell cancer, or HNSCC, triple-negative breast cancer, or TNBC, cutaneous squamous cell carcinoma, or cSCC, and anaplastic thyroid carcinoma, or ATC. exoSTING, which we believe has a best-in-class profile, has demonstrated encouraging preclinical activity and we expect to initiate a Phase 1/2 clinical trial in the second half of 2020, and anticipate safety, biomarker and preliminary efficacy data by mid-2021.

We believe exoSTING may also prove beneficial in certain neuro-oncology indications, such as glioblastoma, or GBM, and leptomeningeal cancer disease, or LMD, should the results of our preclinical investigation support moving forward in those areas. We believe that there is also a significant opportunity beyond the initial indications in our planned Phase 1/2 clinical trial in the numerous myeloid rich solid tumors which show poor responses to the checkpoint inhibitors, or CPIs. We are also generating preclinical data with CPIs and exoIL-12 in combination with exoSTING to further expand options for clinical development with molecules that synergize with or enhance the responses to single agent exoSTING.

exoIL-12

Our second program, exoIL-12, is an exosome engineered using our engEx Platform to display the cytokine interleukin 12, or IL-12, in a fully active form on the surface of the engEx exosome. PTGFRN is used as a scaffold to display IL-12 on the exosome surface which enables engagement of the IL-12 receptor on immune effector cells. In previous preclinical and clinical studies conducted by others, IL-12 was observed to elicit a potent anti-tumor immune-response as a single agent through activation of T cells, NK cells and macrophages. Development of recombinant IL-12, or rIL-12, and other strategies that have attempted to localize IL-12 to the tumor microenvironment, or TME, have been limited by unwanted systemic exposure to IL-12, which has been associated with serious toxicity, including liver function abnormalities, hematologic toxicities and death. We believe exoIL-12 has the potential to overcome these limitations because of the pronounced localization of IL-12 in the TME with undetectable systemic exposure as seen in our preclinical mouse tumor models and non-human primate, or NHP, studies.

We are developing exoIL-12 for the treatment of solid tumors where engagement of the IL-12 pathway has been well-characterized, such as melanoma, Merkel cell carcinoma, or MCC, Kaposi sarcoma, GBM and TNBC. We are initially focused on early stage cutaneous T cell lymphoma, or CTCL. exoIL-12, which we believe has a best-in-class profile, has demonstrated promising preclinical activity and we expect to initiate a Phase 1 trial in the second half of 2020. Results from our planned single ascending dose portion of our Phase 1 clinical trial of exoIL-12 in healthy volunteers are expected by year end 2020. We expect to see safety, biomarker and preliminary efficacy results from our planned repeat dose portion of our Phase 1 clinical trial in CTCL patients of exoIL-12 in mid-2021.

exoASO-STAT6

Our third program, exoASO-STAT6, is an exosome engineered using our engEx Platform to overexpress PTGFRN to selectively target uptake in M2 polarized tumor-associated macrophages. The drug modality carried by exoASO-STAT6 is an antisense oligonucleotide, or ASO, targeting the STAT6 transcription factor and is engineered onto the exosome surface. Targeting STAT6 acts as a potent switch of the polarization of tumor-associated macrophages from an M2 tumor permissive/anti-inflammatory phenotype to an M1 T cell attractive, anti-tumor/inflammatory phenotype.

We plan to initially develop exoASO-STAT6 for primary and metastatic cancers of the liver, such as hepatocellular carcinoma, or HCC, pancreatic ductal adenocarcinoma, or PDAC, colorectal carcinoma, or CRC, lung adenocarcinoma, uveal melanoma, glioma, thyroid cancer and ovarian cancer. We are also exploring the utility of exoASO-STAT6 in GBM and LMD, and may further expand our development efforts into these M2-rich, intractable tumors of the central nervous system, or CNS.

Our additional preclinical and discovery programs

The versatility of the engEx Platform has allowed us to generate a deep pipeline with the potential to address diseases across a broad range of therapeutic areas. Preclinical activities of potential engEx product candidates in oncology, neuro-oncology, neurology, neuromuscular disease and infectious disease are underway. Additionally, we are investigating the potential utility of our engEx Platform with multiple other drug types and therapeutic approaches, including exosome-based vaccines and oligonucleotide-based therapies. Furthermore, we are exploring whether our engEx Platform can expand the value of several established drug modalities, such as nucleic acid therapeutics, including ASO, siRNA, miRNA, mRNA, gene therapy and gene editing, to engage targets in a broader range of tissues and cells than the limited set of cells and tissues that currently can effectively be targeted.

Our collaborations

We have entered into strategic collaborations with Jazz Pharmaceuticals Ireland Limited, or Jazz, and Sarepta Therapeutics, Inc., or Sarepta, to initiate new programs and bolster our engEx Platform, while retaining meaningful economics, and in the case of Jazz, meaningful commercialization rights. Our collaboration with Jazz is focused on the research, development and commercialization of exosome therapeutics to treat cancer, directed at up to five targets to be developed using our engEx Platform. As part of the agreement, Jazz paid us an upfront payment of $56.0 million. We are eligible to receive up to approximately $1.0 billion in aggregate milestone payments plus tiered royalties on worldwide sales. Our collaboration with Sarepta is focused on the use of exosomes for non-viral delivery of AAV, gene-editing and RNA therapeutics to address five agreed targets associated with neuromuscular diseases. As part of the agreement, Sarepta paid us an upfront payment of $10.0 million. Should Sarepta wish to exercise its option versus a target, there is a $12.5 million option exercise fee for each target. Under the pre-defined terms for the license agreement to then be negotiated, we are eligible to receive up to $192.5 million in development and regulatory milestones per target plus tiered royalties on worldwide sales. One of the selected targets is eligible to generate additional milestone payments on the achievements of certain development and regulatory milestones.

Our strategy

Our vision is to establish Codiak as a leader in the emerging field of exosomal therapeutics by building a fully integrated biopharmaceutical company utilizing our novel engEx Platform to pioneer the discovery, development and commercialization of engineered exosome therapeutics that can have a transformative impact on the treatment of a wide spectrum of diseases with high unmet medical need. To achieve our vision, we are executing a strategy with the following key elements:

•	establish engineered exosomes as a new and important class of biologic medicines for the treatment of a broad range of diseases;

•	advance our wholly owned engEx product candidates through clinical development;

•	utilize our engEx Platform to develop additional novel engEx product candidates to address a broad range of indications and therapeutic areas;

•	maintain our competitive advantage as a leader in manufacturing engineered exosomes;

•	expand into therapeutic areas of high unmet need where our engEx Platform offers unique advantages; and

•	selectively execute strategic collaborations to maximize the potential of our engEx Platform.

Founding of Codiak BioSciences

We were founded through the merger of two separate venture creation efforts in the exosome field, one conducted by ARCH Venture Partners working with the University of Texas MD Anderson Cancer Center, or MDACC, and the other by Flagship Pioneering, through its FlagshipLabs innovation and company-origination unit. The MDACC research team focused on the potential uses of exosomes as cancer therapeutics and diagnostics. The FlagshipLabs team recognized exosomes as a ubiquitous, natural and powerful mode of cellular communication and as a potential platform for generating precision exosomes for therapeutic use, applicable to a wide array of indications. Patents and patent applications from each founding effort were combined to form the intellectual property foundation of Codiak BioSciences.

Our leadership team, which includes several industry veterans, has been involved in building new categories of advanced therapies, filing submissions for product approvals and launching several biologics and pharmaceutical products. In addition, we have raised an aggregate of $168.2 million in capital from prominent investors including ARCH Venture Partners, Flagship Pioneering, Fidelity Management and Research Company, Alaska Permanent Fund, Alexandria Venture Investments, Qatar Investment Authority, Boxer Capital of the Tavistock Group, Far House (Sirona), EcoR1 and Casdin Capital.

Risks associated with our business

•	We have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses in the future.

•	We will require additional capital to fund our operations and if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates.

•	We have a limited operating history, which may make it difficult to evaluate our technology and product development capabilities and predict our future performance.

•

We are very early in our development efforts. We are planning to initiate our first clinical trials of our initial engEx product candidates in the second half of 2020, the remainder of our engEx Platform is still in preclinical development and it could be many years before we or our collaborators commercialize a product candidate, if ever. If we are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

•

Our engEx product candidates are based on a novel therapeutic approach, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if at all.

•

Development of new therapeutics involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs, fail to replicate the positive results from our earlier preclinical studies or experience delays in completing, or ultimately be unable to complete, the development and commercialization of any product candidates.

•

Positive results from early preclinical studies of our product candidates are not necessarily predictive of the results of later preclinical studies and any future clinical trials of our product candidates. If we cannot replicate the positive results from our earlier preclinical studies of our product candidates in our later preclinical studies and future clinical trials, we may be unable to successfully develop, obtain regulatory approval and commercialize our product candidates.

•

A pandemic, epidemic, or outbreak of an infectious disease, such as COVID-19, may materially and adversely affect our business and could cause a disruption to the development of our product candidates.

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Although our in-house Phase 1/2 clinical manufacturing facility will soon be operational, we have been and expect to remain dependent on suppliers for some of our components and materials used to manufacture our engEx exosomes for later stage clinical trials and commercial supply.

•

Our engEx product candidates are complicated to manufacture. If we or any of our third-party manufacturers encounter difficulties in manufacturing our engEx product candidates, our ability to provide supply of our engEx product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped or we may be unable to maintain a commercially viable cost structure.

•

While we have not yet sought any regulatory approval for any product candidate, the FDA, the MHRA and other regulatory authorities may implement additional regulations or restrictions on the development and commercialization of our product candidates, which may be difficult to predict.

•

If we are unable to obtain and maintain patent protection for any product candidates we develop, our competitors could develop and commercialize products or technology similar or identical to ours, and our ability to successfully commercialize any product candidates we may develop, and our technology may be adversely affected.

•

Third-party claims of intellectual property infringement, misappropriation or other violation against us, our licensors or our collaborators may prevent or delay the development and commercialization of the engEx Platform, our product candidates and other technologies.

•

We will rely on third parties to conduct our clinical trials and some aspects of our research and preclinical testing. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval of or commercialize any potential product candidates.

•	If we are unable to maintain our collaborations with Jazz or Sarepta, or any future collaborations, or our collaborations are not successful, our business could be adversely affected.

For additional information about the risks we face, see “Risk Factors.”

Implications of being an emerging growth company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, as amended, or the JOBS Act, enacted in April 2012. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer,” under the rules of the US Securities and Exchange Commission, or SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. While we have not made such an irrevocable election, we have not delayed the adoption of any applicable accounting standards.

Company and other information

We were incorporated under the laws of the State of Delaware in 2015. Our principal executive office is located at 35 CambridgePark Drive, Suite 500, Cambridge, Massachusetts 02140, and our telephone number is (617) 949-4100. Our website address is http://www.codiakbio.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

We own various US federal trademark applications and unregistered trademarks and service marks, including “Codiak BioSciences”, our corporate logo, “engEx”, “exoSTING”, “exoIL-12”, “exoASO-STAT6”, “exoVACC”, “engEx-AAV” and others. This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

THE OFFERING

Common stock offered by us	shares

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the public offering price less the estimated underwriting discounts and commissions.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $             million (or approximately $             million if the underwriters exercise in full their option to purchase additional shares of common stock), at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents for (i) the advancement of exoSTING, including the conduct of our planned Phase 1/2 clinical trial; (ii) for the advancement of exoIL-12, including the conduct of our planned Phase 1 clinical trial; (iii) for the expansion of our engEx Platform, including to advance the research and development of our engEx discovery programs, and (iv) the remainder for working capital and general corporate purposes. For a more complete description of our intended use of the proceeds from this offering, see “Use of Proceeds.”

Risk factors	You should carefully read the “Risk Factors” section of this prospectus beginning on page 13 for a discussion of factors that you should consider before deciding to invest in our common stock.

Nasdaq Global Select Market symbol	“CDAK”

The number of shares of our common stock to be outstanding after this offering is based on 97,523,379 shares of our common stock outstanding as of June 30, 2020 and gives effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 73,987,407 shares of our common stock upon the closing of this offering, and excludes:

•

32,927,075 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2020 under our 2015 Stock Option and Grant Plan, or our 2015 Stock Plan, at a weighted average exercise price of $0.99 per share;

•

4,771,021 shares of common stock reserved for future issuance as of June 30, 2020 under our 2015 Stock Plan, any unissued shares of which will cease to be available for issuance upon the completion of this offering;

•

                 shares of our common stock that will become available for future issuance under our 2020 Stock Option and Incentive Plan upon the effectiveness of the registration statement of which this prospectus forms a part; and

•

                 shares of our common stock that will become available for future issuance under our 2020 Employee Stock Purchase Plan upon the effectiveness of the registration statement of which this prospectus forms a part.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•	the filing of our amended and restated certificate of incorporation effective upon the closing of this offering;

•	the adoption of our amended and restated by-laws, effective on the date on which the registration statement of which this prospectus is part is declared effective;

•	the conversion of all outstanding shares of preferred stock into an aggregate of 73,987,407 shares of common stock upon the closing of this offering;

•	no exercise of outstanding options after June 30, 2020; and

•	no exercise by the underwriters of their option to purchase additional shares of common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2018 and 2019 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2019 and 2020 and the consolidated balance sheet data as of June 30, 2020 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements, except for the impact of adopting FASB ASC Topic 842, Leases, effective as of January 1, 2020. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in any future period and our operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2020 or any other interim periods or any future year or period.

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Collaboration revenue	$—	$388	$87	$321

Total revenue	—	388	87	321

Operating expenses:
Research and development	28,471	59,501	25,248	30,013
Acquired in-process research and development	8,071	—	—	—
General and administrative	9,898	21,039	11,951	8,591

Total operating expenses	46,440	80,540	37,199	38,604

Loss from operations	(46,440)	(80,152)	(37,112)	(38,283)
Other income (expense):
Interest income	1,363	1,500	801	242
Interest expense	—	(300)	—	(589)
Other income	535	992	652	215

Total other income (expense), net	1,898	2,192	1,453	(132)

Net loss	$(44,542)	$(77,960)	$(35,659)	$(38,415)

Cumulative dividends on redeemable convertible preferred stock	(13,681)	(13,701)	(6,793)	(6,839)

Net loss attributable to common stockholders	$(58,223)	$(91,661)	$(42,452)	$(45,254)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(2.72)	$(3.92)	$(1.82)	$(1.93)

Weighted average common shares outstanding, basic and diluted(1)	21,395,300	23,368,417	23,312,727	23,472,802

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(0.80)		$(0.39)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(1)		97,283,792		97,449,907

(1)

See Note 19 to our consolidated financial statements appearing elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders and unaudited pro forma basic and diluted net loss per share attributable to common stockholders.

	AS OF JUNE 30, 2020
	ACTUAL	PRO FORMA(2)	PRO FORMA AS ADJUSTED(3)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$50,947	$50,947	$
Working capital(1)	33,877	33,877
Total assets	110,323	110,323
Redeemable convertible preferred stock	221,576	—
Accumulated deficit	(234,840)	(212,036)
Total stockholders’ deficit	(234,838)	(13,262)

(1)

We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes appearing elsewhere in this prospectus for further details regarding our current assets and current liabilities.

(2)

The pro forma consolidated balance sheet data give effect to: (i) the automatic conversion of all 73,987,407 outstanding shares of our redeemable convertible preferred stock into an aggregate of 73,987,407 shares of common stock upon the consummation of this offering and (ii) the vesting of options to purchase shares of common stock with service-based vesting conditions that accelerate upon the consummation of this offering, resulting in the recognition of adjustments to the as-reported stock-based compensation expense.

(3)

The pro forma as adjusted consolidated balance sheet data give further effect to the issuance and sale of                  shares of our common stock in this offering at an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ deficit by $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ deficit by $                 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks related to our financial position and need for additional capital

We have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses in the future.

We are a development-stage biopharmaceutical company with a limited operating history. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and/or become commercially viable. We expect that we will initiate our planned clinical trials for our initial engEx product candidates, exoSTING and exoIL-12, in the second half of 2020. We have no products approved for commercial sale and we have not yet demonstrated an ability to successfully conduct or complete clinical trials, to manufacture a commercial-scale product or arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful product commercialization. Engineering exosomes to become potential therapeutics is a novel therapeutic approach and no products based on exosomes have been approved to date in the United States, or the US, or the European Union, or the EU. We have not generated any revenue from product sales to date and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception in 2015. For the years ended December 31, 2018 and 2019 and the six months ended June 30, 2020, we reported net losses of $44.5 million, $78.0 million and $38.4 million, respectively. As of June 30, 2020, we had an accumulated deficit of $234.8 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future and we expect these losses to increase as we continue our research and development, advance certain product candidates into preclinical studies and clinical trials and, if clinical development is successful, seek regulatory approvals for our product candidates. We anticipate that our expenses will increase substantially if, and as, we:

•	advance our initial engEx product candidates, exoSTING and exoIL-12, into clinical trials;

•	continue our current research programs and preclinical development of potential engEx product candidates;

•	further develop our proprietary exosome engineering and manufacturing platform, or our engEx Platform;

•	seek to identify additional research programs and product candidates;

•	initiate clinical trials for any engEx product candidates we identify and choose to develop;

•

expand our in-house manufacturing capabilities, including the operation and maintenance of our Phase 1/2 clinical manufacturing facility and secure supply chain capacity sufficient to support our planned preclinical studies and clinical trials;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, scientific, manufacturing and business development personnel;

•	acquire or in-license other biologically active molecules, potential product candidates or technologies;

•	seek regulatory approvals for any engEx product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure to commercialize any engEx products for which we may obtain regulatory approval; and

•

add operational, financial and management information systems and personnel, including personnel to support our product development and any future commercialization efforts, as well as to support our transition to a public company.

To become and remain profitable, we or any current or future collaborator must develop and eventually commercialize products with significant market potential at an adequate profit margin after cost of goods sold and other expenses. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials, obtaining marketing approval for product candidates, manufacturing, marketing and selling products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

Even if we succeed in commercializing one or more of our engEx product candidates, we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

We will require additional capital to fund our operations and if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to conduct further research and development, preclinical studies and clinical trials of engEx exosomes, enhance the capabilities of our engEx Platform, operate and maintain our own Phase 1/2 clinical manufacturing facility, seek regulatory approvals for our product candidates and launch and commercialize any products for which we receive regulatory approval. As of June 30, 2020, we had $50.9 million of cash and cash equivalents. Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements until                 . However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect and we will in any event require additional capital in order to complete clinical development of any of our current engEx product candidates. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with development of our engEx Platform, engEx product candidates and development programs is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our engEx product candidates and development programs;

•	the clinical development plans we establish for our engEx product candidates;

•	the number and characteristics of product candidates that we develop or may in-license;

•	our ability to establish and maintain additional collaborations on favorable terms, if at all;

•	the success of any collaborations that we may establish and of our license agreements;

•	the achievement of milestones or occurrence of other developments that trigger payments under any additional collaboration agreements we obtain;

•	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

•

the outcome, timing and cost of meeting regulatory requirements established by the US Food and Drug Administration, or FDA, the Medicines and Healthcare Products Regulatory Agency, or MHRA, and other regulatory authorities;

•	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property and proprietary rights;

•	the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us or our product candidates;

•	the effect of competing technological and market developments;

•	the costs of establishing, operating and maintaining our clinical manufacturing facility and supply chain for the development and manufacture of our product candidates;

•

the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own; and

•	our ability to establish and maintain healthcare coverage and adequate reimbursement from third-party payors for any approved products.

We do not have any committed external source of funds or other support for our development and commercialization efforts and we cannot be certain that additional funding will be available on acceptable terms, or at all. Additional proceeds available to us under our Loan and Security Agreement, or the Hercules Loan Agreement, with Hercules Capital, Inc., or Hercules, are conditioned on satisfaction of liquidity and clinical milestones, which may never occur. Until we can generate sufficient product or royalty revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. Any additional fundraising efforts may divert our management’s attention from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. Disruptions in the financial markets in general and more recently due to the COVID-19 pandemic have made equity and debt financing more difficult to obtain and may have a material adverse effect on our ability to meet our fundraising needs. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all.

If we raise additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. Further, to the extent that we raise additional capital through the sale of common stock or securities convertible into or exchangeable for common stock, your ownership interest will be diluted. If we raise additional capital through debt financing, we would be subject to fixed payment obligations and may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. We also could be required to seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable, or on terms that are less favorable than may otherwise be available, or relinquish or license our rights to product candidates or technologies that we otherwise would seek to develop or commercialize ourselves.

As a result of our recurring losses from operations and recurring negative cash flows from operations, there is uncertainty regarding our ability to maintain liquidity sufficient to operate our business effectively, which raises substantial doubt about our ability to continue as a going concern. If we are unable to obtain funding or raise additional capital in sufficient amounts, on terms acceptable to us or on a timely basis, we may have to significantly delay, scale back or discontinue one or more of our research or development programs or be unable to expand our operations or otherwise capitalize on business opportunities, as desired. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

We have a limited operating history, which may make it difficult to evaluate our technology and product development capabilities and predict our future performance.

We are a development-stage company and plan to begin clinical trials of our initial engEx product candidates in the second half of 2020. We were formed in 2015, have no products approved for commercial sale and have not generated any revenue from product sales. Our ability to generate product revenue or profits, which we do not expect will occur for many years, if ever, will depend on the successful development and eventual commercialization of our product candidates, which may never occur. We may never be able to develop or commercialize a marketable product.

All of our programs require additional preclinical research and development, clinical development, regulatory approval, obtaining manufacturing supply, capacity and expertise, building of a commercial organization, substantial investment and/or significant marketing efforts before we generate any revenue from product sales. Other programs of ours require additional discovery research and then preclinical development. In addition, our product candidates must be approved for marketing by the FDA or other health regulatory agencies before we may commercialize any product. We have not yet demonstrated an ability to successfully complete any clinical trials, obtain marketing approvals, manufacture a commercial-scale medicine, or arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

Our limited operating history, particularly in light of the nascent exosome therapeutics field, may make it difficult to evaluate our technology and industry and predict our future performance. Though several groups have conducted or are conducting proof of principle studies of therapeutic candidates based on natural exosomes, in most cases, these studies used exosomes secreted from producer cells that were partially purified and administered without further modification. As a result, the relevance of those studies to the evaluation of product candidates developed using our engEx Platform, which generates engineered exosomes, may be difficult to ascertain. Our short history as an operating company and novel therapeutic approach make any assessment of our future success or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields. If we do not address these risks successfully, our business will suffer. Similarly, we expect that our financial condition and operating results will fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. As a result, our stockholders should not rely upon the results of any quarterly or annual period as an indicator of future operating performance.

In addition, as an early-stage company, we have encountered unforeseen expenses, difficulties, complications, delays and other known and unknown circumstances. As we advance our engEx product candidates, we will need to transition from a company with a research focus to a company capable of supporting clinical development and if successful, commercial activities. We may not be successful in such a transition.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

Based on our current operating plans, we do not have sufficient cash and cash equivalents to fund our operating expenses and capital expenditures for at least the next 12 months from the filing date of this prospectus. In its report accompanying our audited financial statements for the years ended December 31, 2018 and 2019, our independent registered public accounting firm included an explanatory paragraph stating that, among other factors, our recurring net losses and accumulated deficit raise substantial doubt about our ability to continue as a going concern. Our future viability is dependent on our ability to generate cash from our operating activities or to raise additional capital to finance our operations. There is no assurance that we will succeed in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all. The perception that we might be unable to continue as a going concern may also make it more difficult to obtain financing for the continuation of our operations on terms that are favorable to us, or at all, and could result in the loss of confidence by investors, suppliers and employees. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements and it is likely that our investors will lose all or a part of their investment.

Our existing and any future indebtedness could adversely affect our ability to operate our business.

As of July 30, 2020, we had $25.0 million of outstanding borrowings under the Hercules Loan Agreement. Advances bear interest at a rate equal to the greater of (i) 9.00% plus the prime rate less 5.25% and (ii) 9.00%. We are required to make interest only payments through April 1, 2022. The interest only period may be extended to November 1, 2022 upon satisfaction of certain milestones. Following the interest only period, we are required to repay the principal balance and interest of the advances in equal monthly installments through October 1, 2024. Subject to certain conditions set forth in the Hercules Loan Agreement, we may borrow up to an additional $50.0 million, or $75.0 million in aggregate principal amount. Subject to the restrictions in this existing credit facility, we could in the future incur additional indebtedness beyond our borrowings from Hercules.

Our outstanding indebtedness, including any additional indebtedness beyond our borrowings from Hercules, combined with our other financial obligations and contractual commitments could have significant adverse consequences, including:

•

requiring us to dedicate a portion of our cash resources to the payment of interest and principal, reducing money available to fund working capital, capital expenditures, engEx Platform and product candidate development and other general corporate purposes;

•	increasing our vulnerability to adverse changes in general economic, industry and market conditions;

•	subjecting us to restrictive covenants that may reduce our ability to take certain corporate actions or obtain further debt or equity financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

We intend to satisfy our current and future debt service obligations with our then existing cash and cash equivalents. However, we may not have sufficient funds, and may be unable to arrange for additional financing, to pay the amounts due under the Hercules Loan Agreement or any other debt instruments. Failure to make payments or comply with other covenants under our existing credit facility or such other debt instruments could result in an event of default and acceleration of amounts due. For example, the affirmative covenants under our existing credit facility require us to, among other things, maintain unrestricted cash and cash equivalents in a control account equal to or greater than the lesser of 110% of all outstanding amounts under the credit facility (inclusive of any prepayment charge and end of term charge that would be due and payable if the outstanding loans were prepaid at the time of measurement) plus the amount of our company’s and our subsidiaries’ accounts payable that have not been paid within 90 days from the invoice date and 100% of the cash and cash equivalents of our company and our wholly-owned subsidiary, Codiak Security Corporation. Under the Hercules Loan Agreement, the occurrence of an event that would reasonably be expected to have a material adverse effect on our business, operations, assets or condition is an event of default. If an event of default occurs and Hercules accelerates the amounts due, we may not be able to make accelerated payments and the lenders could seek to enforce security interests in the collateral securing such indebtedness. In addition, the covenants under our existing credit facility, the pledge of our assets as collateral and the negative pledge with respect to our intellectual property could limit our ability to obtain additional debt financing.

Our ability to use net operating losses and research and development credits to offset future taxable income may be subject to certain limitations.

As of December 31, 2019, we had US federal and state net operating loss carryforwards of $78.3 million and $80.0 million, respectively, some of which begin to expire in 2035. As of December 31, 2019, we also had US federal and state research and development tax credit carryforwards of $5.8 million and $2.7 million, respectively, which begin to expire in 2035 and 2031, respectively. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future taxable income or tax liabilities, respectively. US federal and certain state net operating losses generated in taxable years beginning after December 31, 2017 are not subject to expiration. Federal net operating losses generally may not be carried back to prior taxable years except that, under the Coronavirus Aid, Relief and Economic Security Act, federal net operating losses generated in 2018, 2019 and 2020 may be carried back to each of the five taxable years preceding the taxable year in which the loss arises. Additionally, for taxable years beginning after December 31, 2020, the deductibility of federal net operating losses is limited to 80% of our taxable income in such taxable year.

In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards or tax credits, or NOLs or credits, to offset future taxable income. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least five percent of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. Our existing federal and state NOLs and our existing research and development credits may be subject to limitations arising from previous ownership changes and, if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs or credits could be further limited by Sections 382 and 383 of the Code. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. Our NOLs or credits may also be impaired under state law. Accordingly, we may not be able to utilize a material portion of our NOLs or credits. Furthermore, our ability to utilize our NOLs or credits is conditioned upon our attaining profitability and generating US federal and state taxable income. As described above, we have incurred significant net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future; and therefore, we do not know whether or when we will generate the US federal or state taxable income necessary to utilize our NOLs or credits that are subject to limitation by Sections 382 and 383 of the Code.

Risks related to our business, technology and industry

We are very early in our development efforts. We are planning to initiate our first clinical trials of our initial engEx product candidates in the second half of 2020, the remainder of our engEx Platform is still in preclinical development and it could be many years before we or our collaborators commercialize a product candidate, if ever. If we are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

We are very early in our development efforts and have focused our research and development efforts to date on enhancing the capabilities of our engEx Platform, advancing our engEx product candidates through preclinical development towards clinical trials, working to industrialize engineered exosome manufacturing and identifying our initial targeted cell types, disease indications and preferred routes of administration. Our future success depends heavily on the successful development of our engEx Platform and engEx product candidates. Our ability to generate product revenue, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates, which may never occur. For example, our research programs may fail to identify potential product candidates for clinical development for a number of reasons. Our research methodology may be unsuccessful in identifying potential product candidates, or our potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products impractical to manufacture, unmarketable or unlikely to receive marketing approval. We currently generate no revenue from sales of any product and we may never be able to develop or commercialize a marketable product.

We plan to advance our first two engEx product candidates, exoSTING and exoIL-12, into clinical development in the second half of 2020 and any future product candidates we develop into clinical development thereafter. Commencing clinical trials is subject to clearance by the FDA or other regulatory authorities of our investigational new drug applications, or INDs, or other similar applications in foreign countries and finalizing the trial designs based on discussions with the FDA and other regulatory authorities. In the event that the FDA or other regulatory authorities require us to complete additional preclinical studies or we are required to satisfy other requests from the FDA or other regulatory authorities, the commencement of clinical trials may be delayed. Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence our clinical trials or change their position on the acceptability of our preclinical studies, trial design or the clinical endpoints selected, which may require us to complete additional preclinical studies or clinical trials or impose stricter approval conditions than we currently expect. Prior to commencing any clinical trials we will also have to obtain approval from the Institutional Review Board, or IRB, or ethics committee for each of the institutions at which we plan to conduct our clinical trials. Moreover, our clinical trial results may show our engEx product candidates to be less effective than expected (e.g., a clinical trial could fail to meet its primary endpoints) or have unacceptable side effects or toxicities.

Our product candidates will require additional preclinical and clinical development, regulatory and marketing approval in multiple jurisdictions, obtaining sufficient manufacturing capacity and expertise for both clinical development and commercial production and substantial investment and significant commercialization efforts before we generate any revenue from product sales. Our product candidates must be approved for marketing by the FDA or certain other regulatory agencies, including the MHRA, before we may commercialize our product candidates.

The success of our current and future engEx product candidates will depend on some or all of the following factors:

•	successful completion of preclinical studies;

•	sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

•	entry into collaborations to further the development of our product candidates;

•	INDs or clinical trial applications, or CTAs, being cleared such that our product candidates can commence clinical trials;

•	successful initiation of, enrollment in and completion of clinical trials;

•	successful data from our clinical programs that support a finding of safety and effectiveness and an acceptable risk-benefit profile of our product candidates in the intended populations;

•	receipt of regulatory and marketing approvals from applicable regulatory authorities;

•	establishment of arrangements with third-party manufacturers for clinical supply and commercial manufacturing and, where applicable, commercial manufacturing capabilities;

•

successful development of our internal manufacturing processes and transfer, where applicable, from our reliance on contract manufacturing organizations, or CMOs, to our own manufacturing facility, or from our own manufacturing facility to CMOs or the facilities of collaboration partners;

•	establishment and maintenance of patent and trade secret protection or regulatory exclusivity for our product candidates;

•	commercial launch of our product candidates, if and when approved, whether alone or in collaboration with others;

•	acceptance of our product candidates and their therapeutic uses, if and when approved, by patients, the medical community and third-party payors;

•	effective competition with other therapies and treatment options;

•	establishment and maintenance of healthcare coverage and adequate reimbursement from third-party payors for any approved products;

•	enforcement and defense of intellectual property rights and claims;

•	maintenance of a continued acceptable safety profile of the product candidates following approval; and

•	achieving desirable medicinal properties for the intended indications.

If we do not succeed in one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations.

Our business is highly dependent on the success of our initial engEx product candidates, exoSTING and exoIL-12, targeting cancer. All of our engEx product candidates and development programs will require significant additional development before we can seek regulatory approval for and launch a product commercially.

Our business and future success is highly dependent on our ability to initiate and complete clinical trials and to obtain regulatory approval of and then successfully launch and commercialize our initial engEx product candidates, exoSTING and exoIL-12, and others that may be selected from our development programs.

Our clinical trials may experience complications or delays surrounding trial execution, such as complexities surrounding regulatory acceptance of an IND or CTA, trial design and establishing trial protocols, patient recruitment and enrollment, quality and supply of clinical doses, delays due to the COVID-19 pandemic or safety issues. Any such complications or delays could impact the conduct of our clinical trials and our ability to complete them in a timely manner or at all, which in turn could delay and/or negatively impact the regulatory review and approval of our product candidates.

Our lead product candidates, exoSTING and exoIL-12, are being developed to address solid tumors and we expect to enter clinical trials in the second half of 2020. We are highly dependent on the success of these future clinical trials, the success of which are uncertain, if they are to occur at all. The FDA and other regulatory authorities, such as the MHRA, with respect to exoIL-12, may disagree with our clinical trial design, may change the requirements for advancement or approval even after it has reviewed and commented on the design of our trials. As a result, the FDA or other regulatory authorities could require us to conduct additional preclinical studies or clinical trials, which could result in delays and significant additional costs, all of which could jeopardize our ability to successfully develop our product candidates.

All of our engEx exosomes are in varying stages of early development and will require additional preclinical and/or clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. The process for obtaining marketing approval for any product candidate is very long and risky and there will be significant challenges for us to address in order to obtain marketing approval as planned, if at all. In addition, because exoSTING and exoIL-12 are our most advanced engEx product candidates, if either exoSTING or exoIL-12 encounters safety, efficacy, supply or manufacturing problems, developmental delays, regulatory or commercialization issues or other problems, the value of our engEx Platform could be greatly diminished and our development plans and business would be significantly harmed.

Our engEx product candidates are based on a novel therapeutic approach, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if at all.

Using exosome technology to develop product candidates is a relatively new therapeutic approach and no products based on exosomes have been approved to date in the US, the United Kingdom, or the UK, or the European Union, or the EU. As such it is difficult to accurately predict the developmental challenges we may face for our engEx product candidates as they proceed through development. In addition, because we are just commencing clinical trials with our first engEx product candidates, we have not yet been able to assess safety in humans and there may be short-term or long-term effects from treatment with any product candidates that we develop that we cannot predict at this time. Also, animal models may not exist for some of the diseases we choose to pursue in our programs. As a result of these factors, it is more difficult for us to predict the time and cost of product candidate development and we cannot predict whether the application of our engEx Platform, or any similar or competitive exosome technologies, will result in the identification, development and regulatory approval of any products. There can be no assurance that any development problems we experience in the future related to our engEx Platform, exosome therapeutics or any of our research programs will not cause significant delays or unanticipated costs or that such development problems can be solved. Any of these factors may prevent us from completing our preclinical studies or any clinical trials that we may initiate or commercializing any product candidates we may develop on a timely or profitable basis, if at all.

The clinical trial requirements of the FDA, the MHRA and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the product candidate. No products based on exosomes have been approved to date by regulators. As a result, the regulatory approval process for product candidates such as ours is uncertain, and may be more expensive and take longer than the approval process for product candidates based on other, better known or more extensively studied technologies. It is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our product candidates in the US, the UK, the EU or other regions of the world or how long it will take to commercialize our product candidates. Delay or failure to obtain or unexpected costs in obtaining the regulatory approvals necessary to bring a potential product candidate to market could decrease our ability to generate sufficient product revenue and our business, financial condition, results of operations and prospects may be harmed.

Development of new therapeutics involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs, fail to replicate the positive results from our earlier preclinical studies or experience delays in completing or ultimately be unable to complete, the development and commercialization of any product candidates.

To obtain the requisite regulatory approvals to commercialize any product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our products are safe and effective in humans. All of our engEx product candidates and exosomes are in early stages of development and thus their risk of failure is high. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical studies that support our filed and planned INDs in the US, or similar applications in other jurisdictions. We cannot be certain of the timely completion or outcome of our preclinical studies and cannot predict if the FDA or other regulatory authorities will accept our proposed clinical programs or if the outcome of our preclinical studies will ultimately support the further development of our product candidates. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin.

Clinical trials are expensive, difficult to design and implement and can take many years to complete and their outcome is inherently uncertain. Failure can occur at any time during, or even after, the clinical trial process and our future clinical results may not be successful. We may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful and a clinical trial can fail at any stage of testing. The outcome of preclinical studies and early clinical trials may not be predictive of the success of later clinical trials and interim results of a clinical trial do not necessarily predict final results. Differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

Successful completion of clinical trials is a prerequisite to submitting a Biologics License Application, or BLA, to the FDA and similar marketing applications to other regulatory authorities, for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates. We do not know whether any of our clinical trials will be completed on schedule, if at all.

We may experience delays in initiating or completing clinical trials and preclinical studies. We also may experience numerous unforeseen events during, or as a result of, any future clinical trials that we could conduct that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

•	we may be unable to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation of clinical trials;

•	we may experience delays in our discussions with the FDA and other regulatory authorities regarding trial design;

•	regulators or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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positive results from our preclinical studies of our product candidates may not necessarily be predictive of the results from required later preclinical studies and clinical trials and positive results from such preclinical studies and clinical trials of our product candidates may not be replicated in subsequent preclinical studies or clinical trial results;

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clinical trials of any product candidates may fail to show safety, purity or potency or produce negative or inconclusive results and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials or we may decide to abandon product development programs;

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the number of patients required for clinical trials of any product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

•	we may need to add new or additional clinical trial sites;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

•	the cost of preclinical studies and clinical trials of any product candidates may be greater than we anticipate or greater than our available financial resources;

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the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate, including as a result of delays in the testing, validation, manufacturing, and delivery of any of our current and future product candidates to the clinical sites by us or by third parties with whom we have contracted to perform certain of those functions;

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we may observe undesirable side effects or other unexpected characteristics in clinical trials of our product candidates, causing us or our investigators, regulators or IRBs or ethics committees to suspend, place on clinical hold or terminate the trials or reports may arise from preclinical or clinical testing of other therapies for cancer or additional diseases that we may target that raise safety or efficacy concerns about our product candidates; and

•	the FDA or other regulatory authorities may require us to submit additional data such as long-term toxicology studies or impose other requirements before permitting us to initiate a clinical trial.

We could also encounter delays if a clinical trial is suspended, placed on clinical hold or terminated by us, the IRBs of the institutions in which such trials are being conducted, or the FDA or other regulatory authorities or recommended for suspension or termination by the Data Safety Monitoring Board, or DSMB, for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product or treatment, failure to establish or achieve clinically meaningful trial endpoints, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Further, the FDA or other regulatory authorities may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after they have reviewed and commented on the design for our clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA approval.

Our product development costs will increase if we experience delays in clinical testing or marketing approvals. Our preclinical studies or clinical trials may not begin as planned, may need to be restructured or may not be completed on schedule, or at all. Significant preclinical studies or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates and may allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates and harming our business and results of operations. Any delays in our preclinical or future clinical development programs may harm our business, financial condition and prospects significantly.

Interim top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim top-line or preliminary data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Additionally, we make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, the FDA and other regulatory authorities may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our business in general.

Positive results from early preclinical studies of our product candidates are not necessarily predictive of the results of later preclinical studies and any future clinical trials of our product candidates. If we cannot replicate the positive results from our earlier preclinical studies of our product candidates in our later preclinical studies and future clinical trials, we may be unable to successfully develop, obtain regulatory approval and commercialize our product candidates.

Any positive results from our preclinical studies of our engEx product candidates may not necessarily be predictive of the results in later preclinical studies and clinical trials. Similarly, even if we are able to complete our planned preclinical studies or clinical trials of our product candidates according to our current development timeline, the positive results from such preclinical studies and clinical trials may not be replicated in our subsequent preclinical studies or later-stage clinical trials.

There is a high failure rate for drugs and biologics proceeding through clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in early-stage development and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical and other nonclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, preclinical, nonclinical and clinical data are often susceptible to varying interpretations and analyses, which may delay, limit or prevent regulatory approval. Many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA approval.

Our planned clinical trials or those of our future collaborators may reveal significant adverse events not seen in our preclinical studies and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of our product candidates.

There is typically an extremely high rate of attrition due to failure of product candidates proceeding through clinical trials. Following repeated dosing some patients may develop antibodies to our exosome therapeutics. These antibodies could reduce the efficacy of our exosome therapeutics or result in undesirable side effects. Product candidates in later stages of clinical trials also may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our future clinical trials will ultimately be successful or support further clinical development of any of our product candidates.

We have not evaluated any product candidates in human clinical trials and there may be serious adverse events or undesirable side effects related to our product candidates. If significant adverse events or other side effects are observed in any of our future clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our trials or we may be required to limit development to certain uses or subpopulations in which the serious adverse events, undesirable side effects or other characteristics are less prevalent, less severe, or more acceptable from a risk-benefit perspective, or to abandon the trials or our development efforts of one or more product candidates altogether. We, the FDA or other applicable regulatory authorities or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. The FDA or other regulatory authorities could also deny approval of our product candidates for any or all targeted indications. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the drug from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects.

If we encounter difficulties enrolling patients in our future clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties with patient enrollment in our future clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. The enrollment of patients depends on many factors, including:

•	the severity of the disease under investigation;

•	the patient eligibility and exclusion criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s primary endpoints;

•	availability and efficacy of approved medications for the disease under investigation;

•	the proximity of patients to trial sites;

•	the design of the trial;

•	perceived risks and benefits of the product candidate under trial, particularly product candidates developed using a novel therapeutic approach, like our engEx product candidates;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•	the efforts to facilitate timely enrollment in clinical trials;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	our ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates and this competition will reduce the number and types of patients available to us because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site. Moreover, because our product candidates represent a departure from more commonly used methods for our targeted therapeutic areas, potential patients and their doctors may be inclined to use conventional therapies, rather than enroll patients in any future clinical trial we may conduct.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

Negative developments in the field of exosomes could damage public perception of any product candidates that we develop, which could adversely affect our ability to conduct our business or obtain regulatory approvals for such product candidates.

Exosome therapeutics are novel and unproven therapies, with no exosome therapeutic approved to date. Exosome therapeutics may not gain the acceptance of the public or the medical community. To date, other efforts to leverage natural exosomes have generally demonstrated an inability to generate exosomes with predictable biologically active properties or to manufacture exosomes at suitable scale to treat more than a small number of patients. Some studies used natural exosomes without an intended or understood mechanism of action or pharmacology. Other studies included payloads but generated inconclusive results. Our success will depend on our ability to demonstrate that our engEx exosomes can overcome these challenges.

If one of our current or future product candidates is unable to successfully target a certain cell type or pathway and establish proof of concept in a certain disease, it may indicate that we will not be able to apply our engEx Platform to other diseases mediated by that cell type or pathway. This may also indicate a decrease in the probability of our success for other targets using the same modality in the same or different cell types, as well as for our engineered exosome approach more generally. Such failures could negatively affect the public or medical community’s perception of our engEx Platform and exosome therapeutics in general.

Additionally, our success will depend upon physicians who specialize in the treatment of diseases targeted by our product candidates, if approved, prescribing treatments that involve the use of our product candidates, if approved, in lieu of, or in addition to, existing treatments with which they are more familiar and for which greater clinical data may be available. Adverse events in clinical trials of our product candidates or in clinical trials of others developing similar products and the resulting publicity, as well as any other adverse events in the field of exosome therapeutics, could result in a decrease in demand for any product that we may develop. These events could also result in the suspension, discontinuation, or clinical hold of, or modification to, our clinical trials. Any future negative developments in the field of exosomes and their use as therapies could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our product candidates. Any increased scrutiny could delay or increase the costs of obtaining marketing approval for any of our product candidates.

We may not be successful in our efforts to utilize our engEx Platform to identify and develop additional engEx product candidates. Due to our limited resources and access to capital, we must choose to prioritize development of certain product candidates, such as our initial focus on developing exoSTING and exoIL-12, which may prove to be wrong choices and may adversely affect our business.

A key element of our strategy is utilizing our engEx Platform to generate multiple engEx product candidates. Although we intend to develop numerous engEx product candidates targeting various cell types and indications and carrying a wide range of biologically active drug molecules, in addition to the engEx product candidates we are currently developing, we may fail to identify viable new engEx product candidates for clinical development for a number of reasons. For example, while we believe our engEx Platform engineered exosomes is capable of enhancing the value of several established drug modalities, such as nucleic acid therapeutics, including antisense oligonucleotides, or ASOs, siRNA, miRNA, mRNA, gene therapy and gene editing, we have not yet successfully advanced an engEx exosomes incorporating these drug modalities into clinical trials, and we may not be successful in developing engineered exosomes to deliver any of these types of molecules. If we fail to identify additional potential engEx product candidates, our business could be materially harmed.

Research programs to pursue the development of our engEx product candidates and using our engEx Platform to design and identify new engEx product candidates and disease targets require substantial technical, financial and human resources whether or not they are ultimately successful. Our engEx Platform and research programs may initially show promise in identifying potential indications and/or product candidates, yet fail to yield results for clinical development for a number of reasons, including:

•	the research methodology used may not be successful in identifying potential indications and/or product candidates;

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each product candidate we identify requires that we successfully engineer a new engEx exosome with the specific properties we believe will enable us to reach the appropriate target cells or signaling pathways, and we may not be successful in tailoring our engineered exosomes to reach the cells and/or signaling pathways we are attempting to target;

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potential product candidates may, after further study, be shown to have harmful adverse effects or other characteristics that indicate they are unlikely to be effective drugs, or that make the product candidates impracticable to manufacture, unmarketable or unlikely to receive marketing approval; or

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it may take greater human and financial resources than we will possess to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, thereby limiting our ability to develop, diversify and expand our product portfolio.

If any of these events occur, we may be forced to abandon our research or development efforts for a program or programs, which would have a material adverse effect on our business, financial condition or results of operations. Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications among many potential options. For example, we have focused our initial planned clinical development of exoSTING and exoIL-12 to a limited set of cancer indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable medicines. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Accordingly, there can be no assurance that we will ever be able to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, which could materially adversely affect our future growth and prospects. We may focus our efforts and resources on potential product candidates or other potential programs that ultimately prove to be unsuccessful, which would be costly and time-consuming.

We face significant competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries, including in the exosome therapeutics area, are characterized by rapid growth, a dynamic landscape of competitive product candidates and a strong reliance on intellectual property. We face competition from a variety of organizations, including larger pharmaceutical companies, specialty biotechnology companies, academic research institutions, governmental agencies, as well as public and private institutions.

There are several companies that are currently developing exosome-based therapeutics for use in a variety of indications, from cancer to rare disease, to regenerative medicine. Broadly, the development of exosome therapeutics can be segregated into two groups: those that use (a) unmodified cell-derived exosomes and (b) engineered and ex vivo modified exosomes.

Unmodified cell-derived exosomes generally rely on the intrinsic therapeutic activity of cargo in exosomes collected from a specific producer cell type. Typically, these producer cells are stem cells or other precursor cells and the exosomes are generally used in regenerative medicine, immuno-suppression and central nervous system modulation. The mechanism of action for these exosomes is not well-understood and may rely on one or more cargo types including miRNAs, mRNAs, and/or surface proteins. Although none of our engEx product candidates relies on unmodified exosomes isolated from producer cells, there is potential competition in the application and uses of our engEx product candidates with those based on unmodified exosomes. Competitors using unmodified cell-derived exosomes include Aegle Therapeutics Corp., ArunA Biomedical, Inc., or ArunA, Capricor Therapeutics, Inc. and ReNeuron Group plc. In addition, several small-scale clinical studies using unmodified cell-derived exosomes have been initiated, often led by academic investigators, for a variety of indications including cancer, immune diseases and stroke.

All of our existing and anticipated engEx product candidates use exosomes that are produced from modified cells and/or are loaded ex vivo with various biologically active molecules. We understand that our competitors using engineered and ex vivo modified exosomes plan to use their candidates in numerous therapeutic applications, some of which may directly compete with our engEx product candidates and early programs. Competing therapeutic applications include cancer, metabolic diseases, various rare diseases, central nervous system disorders, neuromuscular disorders, diseases of the immune system and infectious diseases. Competitors using engineered and ex vivo loaded exosomes include ArunA, AstraZeneca plc, or AstraZeneca, Evox Therapeutics Ltd. and PureTech Health plc.

We also face competition outside of the exosome therapeutics field, including from some of the largest pharmaceutical companies and other specialty biotechnology companies. Our lead engEx product candidates, exoSTING and exoIL-12, face competition from numerous companies.

In the STING agonist space: Aduro Biotech, Inc., or Aduro, and Novartis International AG, or Novartis; Bristol-Myers Squibb Company, or BMS; Merck & Co., Inc., or Merck; Takeda Pharmaceutical Company Limited; Eisai Co., Ltd., or Eisai; Nimbus Therapeutics, Inc.; GlaxoSmithKline plc, or GSK; Spring Bank Pharmaceuticals, Inc., or Spring Bank; Synlogic, Inc., or Synlogic; Mavupharma, Inc. (acquired by AbbVie Inc.) and others. Merck, Aduro in collaboration with Novartis, BMS, Eisai, GSK, Spring Bank and Synlogic have initiated clinical trials using STING agonists in cancer patients. Additionally, there are several STING agonist programs that have been described in the literature that are owned or being developed by academic institutions that may soon enter clinical trials.

In the IL-12 space: Astellas Pharma Inc.; Celsion Corporation, or Celsion; Cytix, Inc., or Cytix; Dragonfly Therapeutics Inc.; Eli Lilly and Company; MedImmune, LLC (acquired by AstraZeneca), or MedImmune; Immvira Co Ltd.; Inovio Pharmaceuticals, Inc.; Merck; Moderna, Inc., or Moderna; Neumedicines, Inc., or Neumedicines; OncoSec Medical Incorporated, or OncoSec; Rubius Therapeutics, Inc.; Repertoire Immune Medicines, Inc.; Ziopharm Oncology, Inc., or Ziopharm; and others. The IL-12 programs from Ziopharm, OncoSec, Neumedicines, Celsion, Cytix, Merck and MedImmune are currently being used in clinical trials.

We also face competition related to the therapeutic areas and biologically active molecules we plan to engineer onto or into our engEx exosomes. As described above, our engEx Platform is amenable to creating exosomes capable of delivering and/or displaying numerous classes of biologically active molecules. For each of these therapeutic areas and molecule classes we face competition from numerous large pharmaceutical companies and specialty biotechnology companies.

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In the inhibitory nucleic acid space: Alnylam Pharmaceuticals, Inc., or Alnylam, Ionis Pharmaceuticals, Inc., Dicerna Pharmaceuticals, Inc., Arrowhead Pharmaceuticals, Inc., F. Hoffman-La Roche AG, or Roche, and others.

•	In the immuno-oncology space: Novartis, Gilead Sciences, Inc., Amgen Inc., Roche, Johnson & Johnson, Pfizer Inc., or Pfizer, AstraZeneca, BMS, Merck and others.

•	In the gene editing space: CRISPR Therapeutics AG, Editas Medicine, Inc., Intellia Therapeutics, Inc., or Intellia, Sangamo Therapeutics, Inc. and others.

•	In the gene therapy space: BioMarin Pharmaceutical Inc., uniQure NV, bluebird bio, Inc., GSK, Roche, Solid Biosciences, Inc., Voyager Therapeutics, Inc., Astellas Pharma Inc. and others.

•	In the vaccine space: Pfizer, Merck, Johnson & Johnson, Moderna, AstraZeneca and others.

We also face competition outside of the exosome therapeutics field from large pharmaceutical companies and specialty biotechnology companies using synthetic drug delivery systems such as liposomes, lipid nanoparticles and other non-viral delivery approaches, including Alnylam, Arbutus Biopharma, Arcturus Therapeutics, Inc., Intellia, Ipsen Group, Johnson & Johnson, Luye Pharma Group, Moderna and others. These include marketed products and those that are currently in clinical development.

In addition, many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials and marketing approved products than we do. Mergers and acquisitions in the biopharmaceutical industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, convenience and availability of reimbursement.

If our current programs are approved for the indications for which we are currently planning clinical trials, they may compete with other products currently under development. Competition with other related products currently under development may include competition for clinical trial sites, patient recruitment and product sales.

In addition, as a result of the expiration or successful challenge of our patent rights, we could face more litigation with respect to the validity and/or scope of patents relating to our competitors’ products and our patents may not be sufficient to prevent our competitors from commercializing competing products.

We may develop exoSTING, exoIL-12 and potentially future product candidates in combination with other therapies and safety or supply issues with combination-use products may delay or prevent development and approval of our product candidates.

We may develop exoSTING, exoIL-12 and potentially future product candidates, in combination with one or more cancer or other therapies, both approved and unapproved. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risk that the FDA or similar regulatory authorities outside of the US could revoke approval of the therapy used in combination with our product candidate, or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer and we would be subject to similar risks if we develop any of our product candidates for use in combination with other drugs or for indications other than cancer. We may choose to combine multiple cancer therapies on one exosome, which could enhance the risk of safety-related issues. Similarly, if the therapies we use in combination with our product candidates are replaced as the standard of care for the indications we choose for any of our product candidates, the FDA or similar regulatory authorities outside of the US may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.

We will not be able to market and sell exoSTING, exoIL-12 or any product candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval. The regulations prohibiting the promotion of products for unapproved uses are complex and subject to substantial interpretation by the FDA and other government agencies. In addition, there are additional risks similar to the ones described for our products currently in development and clinical trials that result from the fact that such cancer therapies are unapproved, such as the potential for serious adverse effects, delay in their clinical trials and lack of FDA approval.

Furthermore, we cannot be certain that we will be able to obtain a steady supply of such cancer therapies for use in developing combinations with our product candidates on commercially reasonable terms or at all. Any failure to obtain such therapies for use in clinical development and the expense of purchasing therapies in the market may delay our development timelines, increase our costs and jeopardize our ability to develop our product candidates as commercially viable therapies.

If the FDA or similar regulatory authorities outside of the US do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing or supply issues arise with, the drugs we choose to evaluate in combination with exoSTING, exoIL-12 or any product candidate we develop, we may be unable to obtain approval of or market exoSTING, exoIL-12 or any product candidate we develop.

Even if a product candidate we develop receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any engEx product candidate we develop receives marketing approval, whether as a single agent therapeutic or in combination with other therapies, its commercial success will depend upon its degree of market acceptance by physicians, patients, third-party payors and others in the medical community. For example, other cancer treatments like chemotherapy, radiation therapy and immunotherapy are well-established in the medical community and doctors may continue to rely on these therapies instead of therapies derived from our engEx Platform, if approved. If the engEx product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of any product candidate, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and safety of such product candidates as demonstrated in clinical trials;

•	the potential advantages of such product candidates compared to alternative treatments, including with regards to convenience and ease of administration;

•	the clinical indications for which our product candidates are approved by the FDA, MHRA or other regulatory authority, if any;

•	product labeling or product insert requirements of the FDA, MHRA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	public perception of new therapies, including exosome therapies;

•	the strength of marketing and distribution support;

•	the ability to offer our products, if approved, for sale at competitive prices;

•	the timing of market introduction of competitive products;

•	the ability to obtain sufficient coverage and adequate reimbursement from third-party payors, including with respect to the use of the approved product as a combination therapy; and

•	the prevalence and severity of any side effects.

Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and future clinical trials, market acceptance of the product will not be fully known until after it is launched. If our product candidates do not achieve an adequate level of acceptance following regulatory approval, if ever, we may not generate significant product revenue and may not become profitable.

Acquisitions, collaborations or other strategic partnerships may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

We are engaged in various collaborations and strategic partnerships and may evaluate additional partnerships or potential acquisitions, including licensing or acquiring biologically active molecules to load into or onto our engineered exosomes, complementary products, intellectual property rights, technologies or businesses. For example, our partnership with Jazz Pharmaceuticals Ireland Limited, or Jazz, focuses on the research, development and commercialization of exosome therapeutics to treat cancer. Our collaboration with Sarepta Therapeutics, Inc., or Sarepta, focuses on the use of exosomes for non-viral delivery of AAV, gene-editing and RNA therapeutics to address targets associated with neuromuscular diseases. Our existing collaborations and partnerships and any future potential acquisition, collaboration or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	reduced control over the development of certain of our engEx exosomes;

•	the assumption of indebtedness or contingent liabilities;

•	the issuance of our equity securities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our internal product development efforts and initiatives in pursuing such a strategic merger or acquisition;

•	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

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risks and uncertainties associated with the other party to such a transaction, including the prospects of that party, their regulatory compliance status and their existing products or product candidates and marketing approvals;

•	failure to recognize the synergies or other benefits intended for the acquisition, partnership or collaboration; and

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potential inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business. Any of the foregoing may materially harm our business, financial condition, results of operations, stock price and prospects.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of testing our engEx product candidates in clinical trials and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical trials, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	inability to bring a product candidate to the market;

•	decreased demand for our products;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants and inability to continue clinical trials;

•	initiation of investigations by regulators;

•	significant time and costs to defend the related litigation;

•	diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources;

•	the inability to commercialize any product candidate; and

•	decline in our stock price.

Although we maintain clinical trial and product liability insurance coverage, it may not be adequate to cover all liabilities that we may incur. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with collaborators. If and when coverage is secured, our insurance policies may also have various exclusions and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

The market opportunities for our product candidates may be limited to those patients who are ineligible for or have failed prior treatments and may be small and our estimates of the prevalence of our target patient populations may be inaccurate.

Cancer and other disease therapies are sometimes characterized as first-line, second-line or third-line and the FDA often approves new therapies initially only for third-line use. Initial approvals for new cancer and other disease therapies are often restricted to later lines of therapy for patients with advanced or metastatic disease, limiting the number of patients who may be eligible for such new therapies, which may include our product candidates.

Our lead engEx product candidates, exoSTING and exoIL-12, are being developed to address certain types of solid tumors. Our projections of both the number of people who have the diseases we are targeting, as well as the subset of people with these diseases in a position to receive our therapies, if approved, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, input from key opinion leaders, patient foundations or secondary market research databases and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our engEx product candidates may be limited or may not be amenable to treatment with our product candidates. Even if we obtain significant market share for our product candidates, because certain of the potential target populations may be small, we may never achieve profitability without obtaining regulatory approval for additional indications. For example, our initial clinical trial for exoSTING will be focused on metastatic head and neck squamous cell cancer, triple-negative breast cancer, cutaneous squamous cell carcinoma and anaplastic thyroid carcinoma. We believe there are approximately 90,000 patients annually in the US with these cancers. If the market opportunities for any product candidates we may develop are smaller than we believe they are, our potential revenues may be adversely affected and our business may suffer.

We currently have limited marketing and sales capabilities and have limited experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product revenue.

We currently have limited sales, marketing or distribution capabilities and have limited experience in the sale, marketing or distribution of products. If we are able to achieve regulatory approval for any of our engEx product candidates, we may consider commercializing the product ourselves by developing an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. Recruiting and training a sales force or reimbursement specialists is expensive and time consuming and we will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly and our investment would be lost if we cannot retain or reposition our commercialization personnel.

Other factors that may inhibit our efforts to commercialize our product candidates we may develop on our own include:

•	our inability to recruit and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs and other support personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future medicines;

•	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement and other acceptance by payors;

•	restricted or closed distribution channels that make it difficult to distribute our product candidates we may develop to segments of the patient population;

•	the lack of complementary medicines to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent commercialization organization.

In addition to establishing internal commercialization capabilities, we may pursue collaborative arrangements for the sale and marketing of our products, if any; however, there can be no assurance that we will be able to establish or maintain such collaborative arrangements. If we enter into arrangements with third parties to perform sales, marketing, commercial support and distribution services, any revenue we receive will depend upon the efforts of such third parties and our product revenues or the profitability of these product revenues to us may be lower than if we were to commercialize our product candidates ourselves. In addition, we may not be successful in entering into arrangements with third parties to commercialize our product candidates we may develop or may be unable to do so on terms that are favorable to us. We may have little control over the marketing and sales efforts of such third parties and any of them may fail to devote the necessary resources and attention to sell and market our medicines effectively. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates. There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third party collaborators to commercialize any product in the US or internationally.

Risks related to employee matters, managing growth and other risks related to our business

If we lose key management personnel or if we fail to recruit additional highly skilled personnel, our ability to identify and develop new or next generation product candidates will be impaired, could result in loss of markets or market share and could make us less competitive.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel. The loss of the services of any of our executive officers, other key employees and other scientific and medical advisors and our inability to find suitable replacements could result in delays in product development and harm our business.

We conduct our operations at our facilities in Cambridge, Massachusetts. This region is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. For example, employment of our key employees is at-will, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees.

In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. For example, the members of our scientific advisory board are employed by employers other than us.

Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel. Failure to succeed in future clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

We will need to grow the size of our organization and we may experience difficulties in managing this growth.

As of July 31, 2020, we had 100 full-time employees. As our research, development, manufacturing and commercialization plans and strategies develop and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, compensating, integrating, maintaining and motivating additional employees;

•	securing suitable office, laboratory and manufacturing space to support our growth;

•	managing our internal research and development efforts effectively, including identification of clinical candidates and navigating the clinical and FDA review process for our product candidates; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

In addition, we currently rely, and for the foreseeable future will continue to rely, in substantial part on certain organizations, advisors, contractors and consultants to provide certain services, including many aspects of regulatory affairs, clinical management and manufacturing. There can be no assurance that the services of these organizations, advisors and consultants will continue to be available to us on a timely basis when needed or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners, vendors and principal investigators. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with the rules or regulations of the FDA and other regulatory bodies, provide true, complete and accurate information to the FDA and other regulatory bodies, comply with manufacturing regulations and standards, comply with healthcare privacy, fraud and abuse laws in the US and similar foreign laws or report financial information or data accurately or to disclose unauthorized activities to us.

Sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in significant civil, criminal and administrative penalties and cause serious harm to our reputation.

If we obtain FDA approval of any of our product candidates and begin commercializing those products in the US, our potential exposure under such laws will increase significantly and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs.

We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant fines or other sanctions.

If we or any contract manufacturers and suppliers we engage fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We and any contract manufacturers and suppliers we engage are subject to numerous federal, state and local environmental, health and safety laws, regulations and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air and water; and employee health and safety. Our research and development activities involve the use of biological and hazardous materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance.

We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources and our clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Failure to comply with these laws, regulations and permitting requirements also may result in substantial fines, penalties or other sanctions or business disruption, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Any third-party contract manufacturers and suppliers we engage will also be subject to these and other environmental, health and safety laws and regulations. Liabilities they incur pursuant to these laws and regulations could result in significant costs or an interruption in operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, may materially and adversely affect our business and could cause a disruption to the development of our product candidates.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. Recently, a novel strain of a virus named severe acute respiratory syndrome coronavirus 2, or SARS-CoV-2 or coronavirus, which causes COVID-19, has spread to most countries across the world, including all 50 states within the US, including Cambridge, Massachusetts, where our primary office and laboratory space is located. The COVID-19 pandemic is evolving and to date has led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. The extent to which the COVID-19 pandemic impacts our operations or those of our third party partners, including our planned clinical trials or preclinical studies, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that will emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The continued spread of COVID-19 globally could adversely impact our clinical trials and preclinical studies, including our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography or regulatory agencies whose attention may be diverted by the pandemic. For example, similar to other biopharmaceutical companies, we may experience delays in initiating IND-enabling studies, protocol deviations or delays in enrolling our clinical trials or dosing of patients in our clinical trials as well as in activating new trial sites. COVID-19 may also affect employees of third-party CROs located in affected geographies that we rely upon to carry out our clinical trials. Any negative impact COVID-19 has to patient enrollment or treatment or the execution of our product candidates could cause costly delays to clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our financial results.

Additionally, timely enrollment in planned clinical trials is dependent upon clinical trial sites, which could be adversely affected by global health matters, such as pandemics. We plan to conduct clinical trials for our product candidates in geographies which are currently affected by the COVID-19 pandemic. Some factors from the COVID-19 pandemic that will delay or otherwise adversely affect enrollment in the clinical trials of our product candidates, as well as our business generally, include:

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the potential diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our prospective clinical trials;

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limitations on travel that could interrupt key trial and business activities, such as clinical trial site initiations and monitoring, domestic and international travel by employees, contractors or patients to clinical trial sites, including any government-imposed travel restrictions or quarantines that will impact the ability or willingness of patients, employees or contractors to travel to our clinical trial sites or secure visas or entry permissions, a loss of face-to-face meetings and other interactions with potential partners, any of which could delay or adversely impact the conduct or progress of our prospective clinical trials;

•	the potential negative affect on the operations of our third-party manufacturers;

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interruption in shipping affecting the transport of clinical trial materials, such as patient samples, investigational drug product and conditioning drugs and other supplies used in our prospective clinical trials;

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business disruptions caused by potential workplace, laboratory and office closures and an increased reliance on employees working from home, disruptions to or delays in ongoing laboratory experiments; and

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operations, staffing shortages, travel limitations or mass transit disruptions, any of which could adversely impact our business operations or delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

We have taken precautionary measures intended to help minimize the risk of the virus to our employees, including allowing all employees to work remotely, suspending all non-essential travel worldwide for our employees and discouraging employee attendance at industry events and in-person work-related meetings, which could negatively affect our business. We cannot presently predict the scope and severity of the planned and potential shutdowns or disruptions of businesses and government agencies, such as the Securities and Exchange Commission, or the SEC, or the FDA.

These and other factors arising from the COVID-19 pandemic could worsen in countries that are already afflicted with the coronavirus or could continue to spread to additional countries. Any of these factors and other factors related to any such disruptions that are unforeseen, could have a material adverse effect on our business and our results of operation and financial condition. Further, uncertainty around these and related issues could lead to adverse effects on the economy of the US and other economies, which could impact our ability to raise the necessary capital needed to develop and commercialize our product candidates.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For example, in 2008, the global financial crisis caused extreme volatility and disruptions in the capital and credit markets and the current COVID-19 pandemic has caused significant volatility and uncertainty in US and international markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber security.

Our internal computer systems and those of our current and any future third-party vendors, collaborators and other contractors or consultants on which we rely may fail and are vulnerable to damage or interruption from computer viruses, computer hackers, malicious code, employee theft or misuse, denial-of-service attacks, sophisticated nation-state and nation-state-supported actors, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Our and their information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt our operations. While we have not, to our knowledge, experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other disruptions. For example, the loss of clinical trial data from future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, in response to the ongoing COVID-19 pandemic, a majority of our workforce is currently working remotely. This could increase our cyber security risk, create data accessibility concerns and make us more susceptible to communication disruptions. If we were to experience a significant cybersecurity breach of our information systems or data, the costs associated with the investigation, remediation and potential notification of the breach to counter-parties and data subjects could be material. In addition, our remediation efforts may not be successful. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, we could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss or the loss of or damage to intellectual property or other proprietary information.

To the extent that any disruption or security breach were to result in a loss of or damage to our or our third-party vendors’, collaborators’ or other contractors’ or consultants’ data or applications or inappropriate disclosure of confidential or proprietary information, we could incur liability including litigation exposure, penalties and fines, we could become the subject of regulatory action or investigation, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed. Any of the above could have a material adverse effect on our business, financial condition, results of operations or prospects.

Likewise, we will rely on third parties for the manufacture of our product candidates or any future product candidates and expect to rely on third parties to conduct our future clinical trials and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidate or any future product candidates could be hindered or delayed.

Business disruptions could seriously harm our future business and financial condition and increase our costs and expenses.

Our operations and those of our current and future CROs, CMOs, collaborators, partners, suppliers and other third parties with whom we do business could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, such as the current COVID-19 pandemic, and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. For example, we have instituted a temporary work from home policy for non-essential office personnel and it is possible that this could have a negative impact on the execution of our business plans and operations. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We will rely on third-party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

A variety of risks associated with marketing our product candidates, if approved, internationally could materially adversely affect our business.

We plan to seek regulatory approval of our product candidates outside of the US and, if approved, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

•	differing regulatory requirements in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation and political instability, in particular in foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	negative consequences from changes in tax laws;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;

•	workforce uncertainty in countries where labor unrest is more common than in the US;

•	potential liability under the Foreign Corrupt Practices Act, or FCPA, or comparable foreign regulations;

•	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the US;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

Changes in tax law could adversely affect our financial condition and results of operations.

The rules dealing with US federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the US Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. For example, the Tax Cuts and Jobs Act, or the TCJA, was enacted in 2017 and made significant changes to corporate taxation, including the reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, the limitation of the tax deduction for net interest expense to 30% of adjusted taxable income (except for certain small businesses), the limitation of the deduction for net operating losses to 80% of current year taxable income and the elimination of net operating loss carrybacks (though any such net operating losses may be carried forward indefinitely) and the modification or repeal of many business deductions and credits, in each case, as modified by the CARES Act (as defined below). In addition, on March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, which included certain changes in tax law intended to stimulate the US economy in light of the COVID-19 coronavirus outbreak, including temporary beneficial changes to the treatment of net operating losses, interest deductibility limitations and payroll tax matters. Under the CARES Act, the limitation of the tax deduction for net operating losses to 80% of taxable income applies only to taxable years beginning after December 31, 2020 and net operating losses generated in 2018, 2019 and 2020 may be carried back five taxable years. Further, under the CARES Act, the limitation of the tax deduction for net interest expense to 30% of adjusted taxable income is increased to 50% of adjusted taxable income for 2019 and 2020. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.

Risks related to manufacturing and supply

Although our in-house Phase 1/2 clinical manufacturing facility will soon be operational, we have been and expect to remain dependent on suppliers for some of our components and materials used to manufacture our engEx exosomes and for later stage clinical trials and commercial supply.

We currently depend on suppliers for some of the components necessary to produce our engEx product candidates and engEx exosomes and expect to continue to depend on them for the future manufacture of engEx product candidates as we advance to later stage clinical development and commercialization, if approved. We cannot be sure that these suppliers will remain in business, that they will be able to meet our supply needs or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. These vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. For example, while we believe our suppliers have produced sufficient product to enable us to complete planned initial clinical trials of exoSTING and exoIL-12, the shelf life or stability of the existing supply may be shorter or less than we anticipate and we may have to produce or source additional supply sooner than we anticipate, which may not be readily available. Establishing additional or replacement suppliers for these components could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from a supplier or manufacturing location could lead to supply delays or interruptions, which would damage our business, financial condition, results of operations and prospects.

If we are able to find a replacement supplier, the replacement supplier would need to be qualified and we may need to obtain additional regulatory authority approval, which could result in further delay. While we seek to maintain adequate inventory of the components and other materials used to manufacture our products, any interruption or delay in the supply of components or other materials or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner could impair our ability to meet the demand of our customers and cause them to cancel orders.

In addition, as part of the FDA’s approval of our product candidates, the FDA will review the individual components of our process, which may include the manufacturing processes and facilities of our suppliers.

Our reliance on these suppliers subjects us to a number of risks that could harm our business and financial condition, including, among other things:

•	interruption of product candidate or commercial supply resulting from capacity constraints, or modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues or a supplier’s variation in a component;

•	a lack of long-term supply arrangements for key components with our suppliers;

•	inability to obtain adequate supply in a timely manner or to obtain adequate supply on commercially reasonable terms;

•	difficulty and cost associated with locating and qualifying alternative suppliers for our components and precursor cells in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications;

•	delays in delivery due to our suppliers prioritizing other customer orders over ours; and

•	fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.

If any of these risks materialize, our manufacturing costs could significantly increase and our ability to meet clinical and commercial demand for our products could be impacted.

We are establishing our own manufacturing facility and infrastructure in addition to or in lieu of relying on CMOs for the manufacturing of our engEx product candidates for early and mid-stage clinical trials, which will be costly, time-consuming and which may not be successful.

We have completed construction of our in-house manufacturing facility to produce our engEx product candidates for early and mid-stage clinical trials and engEx exosomes for preclinical testing. We have limited experience as a company in establishing, operating and maintaining an exosome manufacturing facility and may face significant risks with the establishment of our own exosome manufacturing facility or capabilities. As a result, we will also need to hire additional personnel to build and set up a manufacturing facility, manage our operations and facilities and develop the necessary infrastructure to continue the research and development and eventual commercialization, if approved, of our engEx product candidates. If we later determine that we have failed to select the correct location or build out the facility and its customizations to our needs in an efficient manner or if we fail to recruit the required personnel and generally manage our growth effectively, the development and production of our product candidates could be curtailed or delayed and we may be unable to rely on previously existing relationships with CMOs.

We may establish multiple manufacturing facilities as we expand our commercial footprint to multiple geographies, which may lead to regulatory delays or prove costly. Even if we are successful, our manufacturing capabilities could be affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures and numerous other factors that could prevent us from realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our business.

In addition, the FDA, the MHRA and other regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the MHRA or other regulatory authorities may require that we not distribute a lot until the relevant agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects. Problems in our manufacturing process could restrict our ability to meet market demand for our products.

We also may encounter problems hiring and retaining the experienced scientific, quality control and manufacturing personnel needed to operate our manufacturing processes, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements.

Changes in product candidate manufacturing or formulation may result in additional costs or delay, which could adversely affect our business, results of operations and financial condition.

As product candidates are developed through preclinical studies to later-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods or formulation, are altered along the way in an effort to optimize processes and results. Any of these changes could cause our engEx product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. In addition, such changes and any other similar changes in the future may also require additional testing or notification to or approval by the FDA or other regulatory authorities. This could delay completion of clinical trials, require the conduct of bridging clinical trials or studies, require the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and/or jeopardize our ability to commence product sales and generate revenue.

Our engEx product candidates are complicated to manufacture. If we or any of our third-party manufacturers encounter difficulties in manufacturing our engEx product candidates, our ability to provide supply of our engEx product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped or we may be unable to maintain a commercially viable cost structure.

The manufacturing process used to produce our engEx exosomes is complex and novel and it has not yet been validated for commercial production. As a result of these complexities, the cost to manufacture our engEx product candidates is generally higher than traditional biopharmaceutical compounds and the manufacturing process may prove to be less reliable and may be more difficult to reproduce. Furthermore, our manufacturing process development and scale-up is at an early stage. The actual cost to manufacture and process our engEx product candidates could be greater than we expect and could materially and adversely affect the commercial viability of our product candidates.

Our manufacturing process may be susceptible to logistical issues associated with shipment of the final product to clinical centers, manufacturing issues associated with interruptions in the manufacturing process, contamination, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth and productivity and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, lot failures, product defects, product recalls, product liability claims, insufficient inventory and other supply disruptions. Even if we successfully develop and commercialize product candidates, we may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA, MHRA or other comparable applicable foreign standards or specifications with consistent and acceptable production yields and costs. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, production at such manufacturing facilities may be interrupted for an extended period of time to investigate and remedy the contamination.

Although we continue to optimize our manufacturing process for our engEx product candidates, consistently achieving the targeted results is not guaranteed and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, lot consistency and timely availability of reagents and/or raw materials. We ultimately may not be successful in transferring our production process to other manufacturing facilities or our contract manufacturer may not have the necessary capabilities to complete the implementation of the manufacturing process. If we are unable to adequately validate or scale-up the manufacturing process for our product candidates with our current manufacturer, we will need to transfer to another manufacturer and complete the manufacturing validation process, which can be lengthy. If we are able to adequately validate and scale-up the manufacturing process for our product candidates with a contract manufacturer, we will still need to negotiate with such contract manufacturer an agreement for commercial supply and it is not certain we will be able to come to agreement on terms acceptable to us. As a result, we may ultimately be unable to reduce the cost of goods for our product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

The manufacturing process for any products that we may develop is subject to the FDA and other regulatory authority approval processes and we and our CMOs will need to meet all applicable FDA and other regulatory authority requirements on an ongoing basis. If we or our CMOs are unable to reliably produce products to specifications acceptable to the FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to consistently manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts, increase our cost of goods and have an adverse effect on our business, financial condition, results of operations and growth prospects. Our future success depends on our ability to manufacture our products on a timely basis with acceptable manufacturing costs, while at the same time maintaining good quality control and complying with applicable regulatory requirements and an inability to do so could have a material adverse effect on our business, financial condition and results of operations. In addition, we could incur higher manufacturing costs if manufacturing processes or standards change and we could need to replace, modify, design or build and install equipment, all of which would require additional capital expenditures. Specifically, because our product candidates may have a higher cost of goods than conventional therapies, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater.

Risks related to government regulation

We cannot predict when, or if, we will obtain regulatory approval to commercialize a product candidate we may develop in the US or any other jurisdiction and any such approval may be for a more narrow indication than we seek.

We cannot commercialize a product candidate until the appropriate regulatory authorities have reviewed and approved the product candidate. Even if any product candidates we may develop meet their safety and efficacy endpoints in clinical trials, regulatory authorities may not complete their review processes in a timely manner or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action or changes in regulatory authority policy during the period of product development, clinical trials and the review process.

Regulatory authorities also may approve a product candidate for more limited indications than requested or they may impose significant limitations in the form of narrow indications, warnings or a

Risk Evaluation and Mitigation Strategy, or REMS. These regulatory authorities may require labeling that includes precautions, boxed warnings or contra-indications with respect to conditions of use, or they may grant approval subject to the performance of costly post-marketing clinical trials. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of any product candidates we may develop. Any of the foregoing scenarios could materially harm the commercial prospects for any product candidates we may develop and materially adversely affect our business, financial condition, results of operations and prospects.

If we are not able to obtain or if there are delays in obtaining required regulatory approvals for our product candidates, we will not be able to commercialize or will be delayed in commercializing our product candidates and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the US and by comparable authorities in other countries. Before we can commercialize any of our product candidates, we must obtain marketing approval. We have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction and it is possible that none of our product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval. In certain instances, we may need to rely on third-party CROs and/or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the biologic product candidate’s safety, purity, efficacy and potency.

Securing regulatory approval also requires the submission of information about the prospective manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining regulatory approvals, both in the US and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations or changes in regulatory review for each submitted IND, BLA or equivalent application types, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. Our product candidates could be delayed in receiving or fail to receive regulatory approval for many reasons, including the following:

•	the FDA or other regulatory authorities may disagree with the design or implementation of our clinical trials;

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we may be unable to demonstrate to the satisfaction of the FDA or other regulatory authorities that a product candidate is safe and effective for its proposed indication or that a potential related companion diagnostic, should we develop one, is suitable to identify appropriate patient populations;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or other regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or other regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the US or elsewhere;

•	the FDA or other authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or other regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, results of operations and prospects.

We expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval. As a result, our ability to develop product candidates and obtain regulatory approval may be significantly impacted.

For example, the general approach for FDA approval of a new biologic or drug is for sponsors to seek licensure or approval based on dispositive data from well-controlled, Phase 3 clinical trials of the relevant product candidate in the relevant patient population. Phase 3 clinical trials typically involve hundreds of patients, have significant costs and take years to complete. We believe that we may be able to utilize the FDA’s accelerated approval program for our product candidates given the limited alternatives for treatments for cancer and other serious diseases, but the FDA may not agree with our plans.

The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support approval. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain approval of any product candidates that we develop based on the completed clinical trials.

Moreover, approval of genetic or biomarker diagnostic tests may be necessary in order to advance some of our product candidates to clinical trials or potential commercialization. In the future regulatory agencies may require the development and approval of such tests. Accordingly, the regulatory approval pathway for such product candidates may be uncertain, complex, expensive and lengthy and approval may not be obtained.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the US, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the US, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the US have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions and such regulatory requirements can vary widely from country to country. Obtaining other regulatory approvals and compliance with other regulatory requirements could result in significant delays, difficulties and costs for us and could require additional preclinical studies or clinical trials, which could be costly and time-consuming and could delay or prevent the introduction of our products in certain countries. The foreign regulatory approval process involves all of the risks associated with FDA approval. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with the regulatory requirements in international markets and/or obtain and maintain applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

If any of our engEx product candidates cause serious adverse effects, undesirable side effects or unexpected characteristics, such events, side effects or characteristics could delay or prevent regulatory approval of the product candidates, limit the commercial profile of an approved label or result in significant negative consequences following any marketing approval.

Serious adverse effects, undesirable side effects or unexpected characteristics caused by our product candidates could cause us to interrupt, delay or halt preclinical studies or could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. As is the case with many cancer and disease therapeutics, it is likely that there may be side effects associated with the use of our product candidates. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. If we are unable to demonstrate that any adverse events were caused by factors other than our product candidates, the FDA or other regulatory authorities could order us to suspend or terminate our clinical trials, cease further development of or deny approval of our product candidates for any or all targeted indications. Even if we are able to demonstrate that all future serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Moreover, if we elect or are required to delay, suspend, place on clinical hold or terminate any clinical trial of any product candidate we may develop, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to identify and develop product candidates, and may harm our business, financial condition, result of operations and prospects significantly.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate. Additionally, if we successfully develop a product candidate and it receives marketing approval, the FDA could require us to adopt a REMS to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry. If our product candidates receive marketing approval and we or others identify undesirable side effects caused by such product candidates (or any other similar drugs) after such approval, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw or limit their approval of such product candidates;

•	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication;

•	we may be required to conduct additional clinical trials or change the labeling of the product candidates;

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regulatory authorities may require a REMS to mitigate risks, which could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

•	we may be subject to regulatory investigations and government enforcement actions;

•	we may decide to remove such product candidates from the marketplace;

•	we could be sued and held liable for injury caused to individuals exposed to or taking our product candidates; and

•	our reputation may suffer.

We believe that any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing our product candidates, if approved, and significantly impact our ability to successfully commercialize our product candidates and generate revenues.

We may seek priority review designation for one or more of our other product candidates, but we might not receive such designation, and even if we do, such designation may not lead to a faster regulatory review or approval process.

If the FDA determines that a product candidate offers a treatment for a serious condition and, if approved, the product would provide a significant improvement in safety or effectiveness of the treatment, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. We may request priority review for our product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Moreover, a priority review designation does not necessarily result in expedited regulatory review or approval process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle, or at all.

We may fail to obtain and, if obtained, maintain, orphan drug designations from the FDA for our current and future product candidates, as applicable.

We may file for orphan drug designation where available for our product candidates. Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the US, or a patient population greater than 200,000 in the US where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the US. In the US, orphan drug designation entitles a party to financial incentives, such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full new drug application, or NDA, or BLA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the original manufacturer is unable to assure sufficient product quantity.

In addition, exclusive marketing rights in the US may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of patients with the orphan designated disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may receive and be approved for the same condition and only the first applicant to receive approval will receive the benefits of marketing exclusivity. Even after an orphan-designated product is approved, the FDA can subsequently approve a later drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior if it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process. In addition, while we may seek orphan drug designation for our product candidates, we may never receive such designations.

While we have not yet sought any regulatory approval for any product candidate, the FDA, the MHRA and other regulatory authorities may implement additional regulations or restrictions on the development and commercialization of our product candidates, which may be difficult to predict.

The FDA, the MHRA and regulatory authorities in other geographies have each expressed interest in further regulating biotechnology products. Agencies at both the federal and state level in the US, as well as the US Congressional committees and other governments or governing agencies, have also expressed interest in further regulating the biotechnology industry. At present, we have not sought approval from any such regulatory authority, but such further regulation may delay or prevent commercialization of one or more of our product candidates. Adverse developments in clinical trials of any therapeutic candidates leveraging exosomes conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of our product candidates. These regulatory review agencies and the new requirements or guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies or trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory agencies and comply with applicable requirements and guidelines. If we fail to do so, we may be required to delay or discontinue development of such product candidates. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delays as a result of an increased or lengthier regulatory approval process or further restrictions on the development of our product candidates can be costly and could negatively impact our ability to complete clinical trials and commercialize our current and future product candidates in a timely manner, if at all.

Even if we receive regulatory approval of any product candidates or therapies, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

If any of our present or future product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, export, import, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the US and requirements of other regulatory authorities. In addition, we will be subject to continued compliance with current good manufacturing practices, or cGMP, and good clinical practices, or GCP, requirements for any clinical trials that we conduct post-approval.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA and other regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any BLA, other marketing application and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for our present or future product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require REMS as a condition of approval of our product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or another regulatory authority approves our product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports and registration.

The FDA may seek to enter into consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	warning letters or holds on clinical trials;

•	fines, restitution or disgorgement of profits or revenue;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	product seizure or detention or refusal to permit the import or export of our product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability. The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the US or abroad. For example, certain policies of the current administration may impact our business and industry. Namely, the current administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities, such as implementing statutes through rulemaking, issuance of guidance and review and approval of marketing applications. It is difficult to predict how these executive actions, including any executive orders, will be implemented and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

We and our contract manufacturers are subject to significant regulation with respect to the manufacturing of our current and future product candidates. The manufacturing facilities on which we rely may not continue to meet regulatory requirements and have limited capacity.

We currently have relationships with a limited number of suppliers for the manufacturing of our product candidates. Each supplier may require licenses to manufacture such components if such processes are not owned by the supplier or in the public domain and we may be unable to transfer or sublicense the intellectual property rights we may have with respect to such activities.

All entities involved in the preparation of therapeutics for clinical studies or commercial sale, including our existing contract manufacturers for our product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical studies must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We or our existing and future contract manufacturers must supply all necessary documentation in support of a BLA on a timely basis and must adhere to the FDA’s good laboratory practices, or GLP, and cGMP regulations enforced by the FDA through its facilities inspection program. Some of our contract manufacturers have not produced a commercially-approved product and therefore have not obtained the requisite FDA approvals to do so. Our facilities and quality systems and the facilities and quality systems of some or all of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates or any of our other potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or our other potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a pre-approval plant inspection, FDA approval of the products will not be granted.

The regulatory authorities also may, at any time following approval of a product for sale, audit our manufacturing facilities or those of our third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time-consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical study or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business.

If we or any of our third-party manufacturers fail to maintain regulatory compliance, the FDA can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new drug product or biologic product, or revocation of a pre-existing approval. As a result, our business, financial condition and results of operations may be materially harmed.

Additionally, if supply from one approved manufacturer is interrupted, there could be a significant disruption in commercial supply. An alternative manufacturer would need to be qualified through a BLA supplement which could result in further delay. The regulatory agencies may also require additional studies if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and could result in a delay in our desired clinical and commercial timelines.

These factors could cause the delay of clinical studies, regulatory submissions, required approvals or commercialization of our product candidates, cause us to incur higher costs and prevent us from commercializing our products successfully. Furthermore, if our suppliers fail to meet contractual requirements and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical studies may be delayed.

Healthcare insurance coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates or therapies profitably.

The success of our product candidates, if approved, depends on the availability of adequate coverage and reimbursement from third-party payors. Because our product candidates represent new approaches to the treatment of the cancers and diseases they target, we cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, our product candidates or for any product that we may develop. If we are unable to obtain adequate levels of reimbursement, our ability to successfully market and sell any such product candidates will be adversely affected. The manner and level at which reimbursement is provided for services related to any product candidates we may develop (e.g., for administration of our product candidate to patients) is also important. Inadequate reimbursement for such services may lead to physician and payor resistance and adversely affect our ability to market or sell our product candidates we may develop. In addition, we may need to develop new reimbursement models in order to realize adequate value.

Payors may not be able or willing to adopt such new models and patients may be unable to afford that portion of the cost that such models may require them to bear. If we determine such new models are necessary but we are unsuccessful in developing them, or if such models are not adopted by payors, our business, financial condition, results of operations and prospects could be adversely affected.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors, such as private health insurers and health maintenance organizations, are critical to new product acceptance. Government authorities and other third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

In the US, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement from third-party payors will be obtained. There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the US, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the US Department of Health and Human Services, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high.

Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of product candidates. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Because our product candidates may have a higher cost of goods than conventional therapies and may require long-term follow-up evaluations, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater. There is significant uncertainty related to insurance coverage and reimbursement of newly approved products. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

Payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several US Congressional inquiries and proposed and enacted federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare and review the relationship between pricing and manufacturer patient programs. The Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses and place limits on pharmaceutical price increases. On May 11, 2018, President Trump laid out his administration’s “Blueprint” to lower drug prices and reduce out-of-pocket costs of prescription drugs that contained proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out-of-pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. Although some of these and other measures may require additional authorization through to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Additional state and federal healthcare reform measures are expected to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for certain pharmaceutical products or additional pricing pressures.

Moreover, increasing efforts by governmental and other third-party payors in the US and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. There has been increasing legislative and enforcement interest in the US with respect to specialty drug pricing practices. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes.

Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

In the US, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, or the ACA, was passed, which substantially changes the way healthcare is financed by both governmental and private insurers and significantly impacts the US pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% (increased from 50%, effective January 1, 2019, pursuant to the Bipartisan Budget Act of 2018) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges, as well as efforts by the current administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The TCJA includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under its risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas US District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” tax penalty was repealed by the US Congress as part of the TCJA. On December 18, 2019, the US Court of Appeals for the 5th Circuit ruled that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case and has allotted one hour for oral arguments. It is unclear when such oral arguments are to be held and when a decision is expected to be made. It is also unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the US since the ACA was enacted. The Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. These reductions will remain in effect through 2030 unless additional action is taken by Congress. However, pursuant to the CARES Act, these Medicare sequester reductions will be suspended from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic.

These laws and future state and federal healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Specifically, there have been several recent US Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. In 2018, the Trump administration also released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. On July 24, 2020, President Trump signed four Executive Orders aimed at lowering drug prices. The Executive Orders direct the Secretary of the US Department of Health and Human Services, or HHS, to: (1) eliminate protection under an Anti-Kickback Statute safe harbor for certain retrospective price reductions provided by drug manufacturers to sponsors of Medicare Part D plans or pharmacy benefit managers that are not applied at the point-of-sale; (2) allow the importation of certain drugs from other countries through individual waivers, permit the re-importation of insulin products, and prioritize finalization of the FDA’s December 2019 proposed rule to permit the importation of drugs from Canada; (3) ensure that payment by the Medicare program for certain Medicare Part B drugs is not higher than the payment by other comparable countries (depending on whether pharmaceutical manufacturers agree to other measures); and (4) allow certain low-income individuals receiving insulin and epinephrine purchased by a Federally Qualified Health Center, or the FQHC, as part of the 340B drug program to purchase those drugs at the discounted price paid by the FQHC. It is unclear if, when, and to what extent the Executive Orders may be implemented. The regulatory and market implications of the Executive Orders are unknown at this time, but legislation, regulations or policies allowing the reimportation of drugs, if enacted and implemented, could decrease the price we receive for any products that we may develop and commercialize and could adversely affect our future revenues and prospects for profitability.

While some of these and other proposed measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing.

EU drug marketing and reimbursement regulations may materially affect our ability to market and receive coverage for our products in the European member states.

We intend to seek approval to market our product candidates in both the US and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the EU, the pricing of pharmaceutical products is subject to governmental control and other market regulations, which could put pressure on the pricing and usage of our product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future healthcare reform measures.

Much like the Anti-Kickback Statute prohibition in the US, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products are also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of EU member states, such as the UK Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain EU member states must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU member states. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU member states. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

In addition, in most foreign countries, including the European Economic Area, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the EU do not follow price structures of the US and generally, prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales by us or our strategic partners and the potential profitability of any of our product candidates in those countries would be negatively affected.

We face risks related to our collection and use of data, which could result in investigations, inquiries, litigation, fines, legislative and regulatory action and negative press about our privacy and data protection practices.

Our business processes personal data, including data related to health. When conducting clinical trials, we face risks associated with collecting trial participants’ data, especially health data, in a manner consistent with applicable laws and regulations, such as the common rules for the control and authorization for clinical trials in the EU, GCP requirements or FDA human subject protection regulations. We also face risks inherent in handling large volumes of data and in protecting the security of such data. We could be subject to attacks on our systems by outside parties or fraudulent or inappropriate behavior by our service providers or employees. Third parties may also gain access to users’ accounts using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks or other means and may use such access to obtain users’ personal data or prevent use of their accounts. For example, in 2019, we experienced a phishing incident where one employee’s email account was accessed by an unauthorized third party. We initiated an investigation to determine whether further action is required under either US or state law. The incident did not have a material impact on our business or financial condition. While we believe we responded appropriately, including implementing remedial measures with the goal of preventing similar such events in the future, there can be no assurance that we will be successful in these remedial and preventative measures or be successful in mitigating the effects of future incidents or cyber-attacks. Data breaches could result in a violation of applicable US and international privacy, data protection and other laws and subject us to individual or consumer class action litigation and governmental investigations and proceedings by federal, state and local regulatory entities in the US and by international regulatory entities, resulting in exposure to material civil and/or criminal liability. Further, our general liability insurance and corporate risk program may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed.

This risk is enhanced in certain jurisdictions and, as we expand our operations domestically and internationally, we may be subject to additional laws in other jurisdictions. Any failure, or perceived failure, by us to comply with privacy and data protection laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business. For example, in the US, California recently adopted the California Consumer Privacy Act of 2018, which will come into effect beginning in January 2020. The GDPR, discussed below, became effective in May 2018. If any of these events were to occur, our business and financial results could be adversely affected. Other jurisdictions besides the US and the EU are similarly introducing or enhancing laws and regulations relating to privacy and data security, which enhances risks relating to compliance with such laws.

European data collection is governed by restrictive regulations governing the use, processing and cross-border transfer of personal information.

The collection and use of personal health data in the EU was governed by the provisions of the Data Protection Directive, which, as of May 25, 2018, has been superseded by the GDPR. While the Data Protection Directive did not apply to organizations based outside the EU, the GDPR has expanded its reach to include any business, regardless of its location, that provides goods or services to residents in the EU. This expansion would incorporate any potential clinical trial activities in EU member states. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information” which includes health and genetic information of data subjects residing in the EU. GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the EU to the US or other regions that have not been deemed to offer “adequate” privacy protections. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU member states, which may deviate slightly from the GDPR, may result in fines of up to 4% of global revenues, or € 20,000,000, whichever is greater. As a result of the implementation of the GDPR, we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain products outside of the US and require us to develop and implement costly compliance programs.

If we expand our operations outside of the US, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The creation, implementation and maintenance of international business practices compliance programs are costly and such programs are difficult to enforce, particularly where reliance on third parties is required.

The Foreign Corrupt Practices Act, or FCPA, prohibits any US individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the US to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry because, in many countries, hospitals are operated by the government and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the US, or the sharing with certain non-US nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the US, it will require us to dedicate additional resources to comply with these laws and these laws may preclude us from developing, manufacturing or selling certain products and product candidates outside of the US, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The SEC also may suspend or bar issuers from trading securities on US exchanges for violations of the FCPA’s accounting provisions.

We are subject to certain US and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, US and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-US activities to increase in time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals and we can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

We are subject to various laws relating to foreign investment and the export of certain technologies and our failure to comply with these laws or adequately monitor the compliance of our suppliers and others we do business with could subject us to substantial fines, penalties and even injunctions, the imposition of which on us could have a material adverse effect on the success of our business.

We are subject to US laws that regulate foreign investments in US businesses and access by foreign persons to technology developed and produced in the US. These laws include Section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment Risk Review Modernization Act of 2018, and the regulations at 31 C.F.R. Parts 800 and 801, as amended, administered by the Committee on Foreign Investment in the US; and the Export Control Reform Act of 2018, which is being implemented in part through Commerce Department rulemakings to impose new export control restrictions on “emerging and foundational technologies” yet to be fully identified. Application of these laws, including as they are implemented through regulations being developed, may negatively impact our business in various ways, including by restricting our access to capital and markets, limiting the collaborations we may pursue, regulating the export our products, services and technology from the US and abroad, increasing our costs and the time necessary to obtain required authorizations and to ensure compliance and threatening monetary fines and other penalties if we do not.

Risks related to our intellectual property

If we are unable to obtain and maintain patent protection for any product candidates we develop or for our engEx Platform, our competitors could develop and commercialize products or technology similar or identical to ours and our ability to successfully commercialize any product candidates we may develop and our technology may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the US and other countries with respect to the engEx Platform, our product candidates and other technologies we may develop. We seek to protect our proprietary position by in-licensing intellectual property and filing patent applications in the US and abroad relating to our product candidates and engEx Platform, as well as other technologies that are important to our business. Given that the development of our technology and product candidates is at an early stage, our intellectual property portfolio with respect to certain aspects of our technology and product candidates is also at an early stage. We have three issued US composition of matter patents with claims directed to certain aspects of our engEx Platform technology utilized in one or more of our current engEx product candidates. We have filed or intend to file patent applications on aspects of our technology and our product candidates; however, there can be no assurance that any such patent applications will issue as granted patents. Furthermore, in some cases, we have only filed provisional patent applications on certain aspects of our technology and product candidates and each of these provisional patent applications is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the applicable provisional patent application. Any failure to file a non-provisional patent application within this timeline could cause us to lose the ability to obtain patent protection for the inventions disclosed in the associated provisional patent applications. Even for our patent applications that have moved beyond the provisional application stage, in some cases, we have only filed an application under the Patent Cooperation Treaty, or PCT, application. A PCT application does not itself become a patent. Rather, it preserves the right for us to pursue protection in any jurisdiction that is a member of the PCT, so long as we do so by the applicable deadlines.

Composition of matter patents for biological and pharmaceutical products are generally considered to be the strongest form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. We cannot be certain, however, that the claims in our pending patent applications covering the composition of matter of our product candidates will be considered patentable by the US Patent and Trademark Office, or the USPTO, or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable by courts in the US or foreign countries. Furthermore, in some cases, we may not be able to obtain issued claims covering compositions of matter relating to the engEx Platform and our product candidates as well as other technologies that are important to our business and instead may need to rely on filing patent applications with claims covering a method of use and/or method of manufacture. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their products for our targeted indications, physicians may prescribe these products “off-label” for those uses that are covered by our method of use patents. Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement can be difficult to prevent or prosecute.

Regardless of the types of claims pursued in our patent applications, whether composition of matter, method of use or otherwise, there can be no assurance that any such patent applications will issue as granted patents and, even if they do issue or have issued, that such patent claims will be sufficient to prevent third parties, such as our competitors, from utilizing our technology. Any failure to obtain or maintain patent protection with respect to the engEx Platform and our product candidates could have a material adverse effect on our business, financial condition, results of operations and prospects.

If any of our owned or in-licensed patent applications do not issue as patents in any jurisdiction, we may not be able to compete effectively.

Changes in either the patent laws or their interpretation in the US and other countries may diminish our ability to protect our inventions, obtain, maintain and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and licensed patents. With respect to our patent portfolio, as July 31, 2020, we own two issued US patents directed to exosomes comprising an exogenously expressed prostaglandin F2 receptor negative regulator, or PTGFRN, and an issued US patent directed to exosomes expressing fusion proteins comprising a PTGFRN or a fragment thereof fused to an immunomodulating component, such as a cytokine. In addition, as of July 31, 2020, we have approximately 25 other owned issued patents (six in the US) and 40 in-licensed issued patents (two in the US); approximately 90 owned or in-licensed pending applications in the US, and approximately 130 owned or in-licensed pending applications in jurisdictions outside of the US (including active PCT applications). Many of these additional owned issued patents relate to technology that we are not using in our current product candidates. In addition, we may rely on third-party collaborators to file patent applications relating to proprietary technology that we develop jointly during certain collaborations. With respect to both in-licensed, owned and jointly owned intellectual property, we cannot predict whether the patent applications we, our licensors and present or future collaborators are currently pursuing or may pursue will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming and complex and we and our collaborators may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patents and patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries and patent applications in the US and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in any of our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and product candidates would be adversely affected.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our owned or in-licensed pending and future patent applications may not result in patents being issued which protect our engEx Platform technology, our product candidates or other technologies or which effectively prevent others from commercializing competitive technologies and product candidates.

No consistent policy regarding the scope of claims allowable in patents in the biotechnology field has emerged in the US. The patent situation outside of the US is even more uncertain. Changes in either the patent laws or their interpretation in the US and other countries may diminish our ability to protect our inventions and enforce our intellectual property rights and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, or importing products that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions and improvements. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future. Moreover, even issued patents do not provide us with the right to practice our technology in relation to the commercialization of our products. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties and third parties may have blocking patents that could be used to prevent us from commercializing our patented product candidates and practicing our proprietary technology. Our issued patents, those that may issue in the future and those that we in-license may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related products or limit the length of the term of patent protection that we may have for our product candidates. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued and its scope can be reinterpreted after issuance. Even if patent applications we own or license issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Consequently, we do not know whether the engEx Platform, our product candidates or other technologies will be protectable or remain protected by valid and enforceable patents, or whether any patents that have or may issue will provide a competitive advantage. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner, which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability and patents that we own or license may be challenged in the courts or patent offices in the US and abroad. We or our licensors may be subject to a third party preissuance submission of prior art to the USPTO or to foreign patent authorities or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings or other similar proceedings challenging our owned or licensed patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our owned or in-licensed patent rights, allow third parties to commercialize the engEx Platform, our product candidates or other technologies and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we, or one of our licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our or our licensor’s priority of invention or other features of patentability with respect to our owned or in-licensed patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of the engEx Platform, our product candidates and other technologies. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Moreover, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may in the future co-own intellectual property rights relating to the engEx Platform and our future product candidates with third parties. In addition, our licensors may co-own the patent rights we in-license with other third parties with whom we do not have a direct relationship. If our licensors do not have exclusive control of the grant of licenses under any such third-party co-owners’ interest in such patent rights or we are otherwise unable to secure such exclusive rights, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patent rights in order to enforce such patent rights against third parties and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Our rights to develop and commercialize our product candidates and engEx Platform may be subject, in part, to the terms and conditions of licenses.

We rely upon licenses to certain patent rights and proprietary technology from third parties that are important or necessary to the development of our product candidates and engEx Platform. Patent rights that we in-license may be subject to a reservation of rights by one or more third parties. In-licenses from third parties for patent rights may also be co-exclusive. For example, under our license agreement with Kayla Therapeutics S.A.S., or Kayla, our in-licensed patent rights are co-exclusive and Kayla retains the right to research, develop, manufacture and commercialize certain compounds and products, subject to certain restrictions including a six year exclusivity provision that prohibits Kayla from researching, developing, manufacturing and commercializing any product containing a small molecule STING agonist and an exosome.

In addition, subject to the terms of any such license agreements, we may not have the right to control the prosecution, enforcement and defense of patents and patent applications covering the technology that we license from third parties, or such rights to control may be limited. For example, our license agreement with Kayla has limited rights to control in certain situations. We cannot be certain that, if applicable, in-licensed patent applications (and any patents issuing therefrom) that are controlled by our licensors will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce and defend such patent rights, or lose rights to those patent applications (or any patents issuing therefrom), the rights we have licensed may be reduced or eliminated, our right to develop and commercialize the engEx Platform and any of our product candidates that are the subject of such licensed rights could be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. Moreover, we cannot be certain that such activities by our licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights.

We have entered into collaborations and license agreements with third parties, intended to advance and accelerate our engEx development programs, expand into new therapeutic areas and enhance the capabilities of our engEx Platform. Subject to the terms of any such license agreements and additional licenses we enter in the future, we may not have the right to control the prosecution, enforcement and defense of all patents and patent applications covering the technology that we develop with the third parties, or such rights to control may be limited. We cannot be certain that, if applicable, patent applications (and any patents issuing therefrom) that are controlled by our licensees will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. If our licensees fail to prosecute, maintain, enforce and defend such patent rights, or lose rights to those patent applications (or any patents issuing therefrom), or take positions inconsistent with our retained rights, the rights we have retained may be reduced or eliminated, we may not be able to prevent competitors from making, using and selling competing products and the value to other potential licensees may be reduced. Moreover, we cannot be certain that such activities by our licensees will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights.

In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

The Kayla license imposes, and we expect our future license agreements will impose, various development, diligence, commercialization and other obligations on us to maintain the licenses. Despite our efforts, Kayla or a future licensor might conclude that we have materially breached our obligations under such license agreements and seek to terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patent rights licensed thereunder fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of and to market products identical to ours and we may be required to cease our development and commercialization of the engEx Platform or certain of our product candidates. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects. Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners;

•	whether and the extent to which inventors are able to contest the assignment of their rights to our licensors; and

•	the priority of invention of patented technology.

The agreements under which we currently license intellectual property or technology from third parties are complex and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed or will license prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to continue to utilize our engEx Platform or successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

We are required to pay milestones and royalties under our license agreement with Kayla and we must use commercially reasonable diligence efforts and meet milestones to maintain our license rights.

Under our in-license agreement with Kayla, we are obligated to make a nonrefundable payment to Kayla of $15.0 million in cash and $5.3 million in common stock upon the first dosing of a licensed product to the first subject in a Phase 1/2 clinical trial, which we expect will be triggered by our planned Phase 1/2 clinical trial of exoSTING. In addition, we will be required to pay royalties based on our annual net sales of a product covered by a valid claim of the licensed patent rights, and these royalty payments could adversely affect the overall profitability for us of any products that we may seek to commercialize. In addition, under our license agreement with Kayla, we have certain diligence obligations, which include using commercially reasonable efforts to develop and commercialize products under the licensed patent rights. We may not be successful in meeting these obligations in the future on a timely basis or at all. Our failure to meet these obligations may give Kayla the right to terminate our license rights.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting and defending patents on our product candidates and other technologies in all countries throughout the world would be prohibitively expensive and the laws of foreign countries may not protect our rights to the same extent as the laws of the US. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the US, or from selling or importing products made using our inventions in and into the US or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the US. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business, financial condition, results of operations and prospects may be adversely affected. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries and we will not have the benefit of patent protection in such countries.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the US over the lifetime of our owned or licensed patents and applications. In certain circumstances, we rely on our licensing partners to pay these fees due to US and non-US patent agencies. The USPTO and various non-US government agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We are also dependent on our licensing partners to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in US or foreign patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the US or other jurisdictions in which we seek or hold patents or patent applications could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the US, the first to invent the claimed invention was entitled to the patent, while outside the US, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the US transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the US and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to the engEx Platform, our product candidates or other technologies or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in US federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent US Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the US Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Issued patents covering our product candidates and any patents that may issue covering our engEx Platform and other technologies could be found invalid or unenforceable if challenged in court or before administrative bodies in the US or abroad.

If we or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering the engEx Platform, our product candidates or other technologies, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the US, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of our owned or in-licensed patents before administrative bodies in the US or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our product candidates or other technologies. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our licensing partners and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on the engEx Platform, our product candidates or other technologies. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the US, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest US non-provisional filing date. Various extensions may be available, but the life of a patent and the protection it affords is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension and/or data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our owned or in-licensed US patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended for a given product, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Additionally, a given patent may only be extended once. Similar extensions as compensation for patent term lost during regulatory review processes are also available in certain foreign countries and territories, such as in Europe under a Supplementary Patent Certificate. However, we may not be granted an extension in the US and/or foreign countries and territories because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is shorter than what we request, our competitors may obtain approval of competing products following our patent expiration and our business, financial condition, results of operations and prospects could be materially harmed.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensing partners may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patent rights, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we or our licensing partners may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing the engEx Platform, our product candidates or other technologies. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensing partners’ ownership of our owned or in-licensed patent rights, trade secrets or other intellectual property. If we or our licensing partners fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to the engEx Platform, our product candidates and other technologies. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for the engEx Platform, our product candidates and other technologies, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information and to maintain our competitive position. Trade secrets and know-how can be difficult to protect. We expect our trade secrets and know-how to over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology and the movement of personnel from academic to industry scientific positions. We currently, and may continue in the future to, rely on third parties to assist us in developing and manufacturing our product candidates. Accordingly, we must, at times, share know-how and trade secrets, including those related to our engEx Platform, with them. We may in the future also enter into research and development collaborations with third parties that may require us to share know-how and trade secrets under the terms of our research and development partnerships or similar agreements. Sharing our know-how and trade secrets with third parties, including our CMOs, may increase the risk of inadvertent disclosure of our confidential information by these partners or their employees, despite our best efforts to maintain the confidentiality of such know-how and trade secrets, e.g., by using confidentiality agreements.

We seek to protect our know-how, trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements and including in our vendor and service agreements terms protecting our confidential information, know-how and trade secrets, with parties who have access to such information, such as our employees, scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants as well as train our employees not to bring or use proprietary information or technology from former employers to us or in their work and we remind former employees when they leave their employment of their confidentiality obligations. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes.

Despite our efforts, any of the aforementioned parties may breach the agreements and disclose our proprietary information, including our trade secrets, or there may be a lapses or failures in our physical and electronic security systems which lead to our proprietary information being disclosed and we may not be able to obtain adequate remedies in the event of any such breaches. Monitoring unauthorized uses and disclosures is difficult and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of our scientific advisors, employees, contractors and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation and we could lose our trade secrets as a result. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators or others is inadvertently disclosed or subject to a breach or violation, we may be exposed to liability to the owner of that confidential information. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming and the outcome is unpredictable. In addition, some courts inside and outside the US are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

We may not be successful in obtaining, through acquisitions, in-licenses or otherwise, necessary rights to the engEx Platform, our product candidates or other technologies.

We currently have rights to certain intellectual property, through licenses from third parties, to develop the engEx Platform and our product candidates. Some pharmaceutical companies, biotechnology companies and academic institutions are competing with us in the field of exosome therapeutics and may have patents, and have filed and are likely filing, patent applications potentially relevant to our business. To avoid infringing these third-party patents, we may find it necessary or prudent to obtain licenses to such patents from such third-party intellectual property holders. We may also require licenses from third parties for certain technologies that we are evaluating for use with our current or future product candidates. However, we may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes, or other intellectual property rights from third parties that we identify as necessary for the engEx Platform and our current or future product candidates at a reasonable cost or on reasonable terms, if at all. The licensing or acquisition of third-party intellectual property rights is a competitive area and several more established companies may pursue strategies to license or acquire third party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all.

If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates or continue to utilize our existing engEx Platform technology, which could harm our business, financial condition, results of operations and prospects significantly.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our licensors, competitors and potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.

Third-party claims of intellectual property infringement, misappropriation or other violation against us, our licensors or our collaborators may prevent or delay the development and commercialization of the engEx Platform, our product candidates and other technologies.

The field of exosome therapeutics is competitive and dynamic. Due to the focused research and development that is taking place by several companies, including us and our competitors, in this field, the intellectual property landscape is in flux and it may remain uncertain in the future. As such, there may be significant intellectual property related litigation and proceedings relating to our owned and in-licensed and other third party, intellectual property and proprietary rights in the future.

Our commercial success depends in part on our, our licensors’ and our collaborators’ ability to avoid infringing, misappropriating and otherwise violating the patents and other intellectual property rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. As discussed above, recently, due to changes in US law referred to as patent reform, new procedures including inter partes review and post-grant review have been implemented. As stated above, this reform adds uncertainty to the possibility of challenge to our patents in the future.

Numerous US and foreign issued patents and pending patent applications owned by third parties exist relating to exosome technologies and therapeutic products and in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that the engEx Platform, our product candidates and other technologies may give rise to claims of infringement of the patent rights of others. We cannot assure you that the engEx Platform, our product candidates and other technologies that we have developed, are developing or may develop in the future will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which we are developing the engEx Platform, our product candidates and other technologies might assert are infringed by our current or future product candidates, engEx Platform or other technologies, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover the engEx Platform, our product candidates and other technologies. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to the engEx Platform, our product candidates and other technologies, could be found to be infringed by the engEx Platform, our product candidates and other technologies. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that the engEx Platform, our product candidates and other technologies may infringe. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, including our engEx Platform, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Third parties have patents and may obtain patents in the future and may claim that the manufacture, use or sale of the engEx Platform, our product candidates or other technologies infringes upon these patents. We follow patent applications of interest and have taken and will continue to take action, as appropriate, e.g., filing third-party observations in pending applications and filing oppositions against granted patents. For example, we are aware of issued patents outside the US, including in Europe, that are directed to engineered exosomes and we have opposed a European patent. We are also aware of issued patents in the US and Europe that are directed to one or more components of our product candidates. While we believe that we have reasonable defenses against claims of infringement, including that certain claims in these patents are invalid, the patents are unenforceable and/or the patents will expire prior to launch of our product candidates, there can be no assurance that we will prevail in an infringement action brought against us by the holder of these patents. In the event that any third-party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, a court of competent jurisdiction could hold that such patents are valid, enforceable and infringed by the engEx Platform, our product candidates or other technologies. In this case, the holders of such patents may be able to block our ability to commercialize the applicable product candidate or technology unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both and the rights granted to us might be non-exclusive, which could result in our competitors gaining access to the same intellectual property. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize the engEx Platform, our product candidates or other technologies, or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing our infringing the engEx Platform, our product candidates or other technologies. In addition, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties and/or redesign our infringing product candidates or technologies, which may be impossible or require substantial time and monetary expenditure. In that event, we would be unable to further develop and commercialize the engEx Platform, our product candidates or other technologies, which could harm our business significantly.

Engaging in litigation to defend against third parties alleging that we have infringed, misappropriated or otherwise violated their patents or other intellectual property rights is very expensive, particularly for a company of our size and time-consuming. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings against us could have an adverse effect on our ability to raise additional funds and attract collaborators and could impair our ability to compete in the marketplace. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensing partners. In addition, our patents or the patents of our licensing partners also may become involved in inventorship, priority or validity disputes. To counter or defend against such claims can be expensive and time-consuming. In an infringement proceeding, a court may decide that a patent owned or in-licensed by us is invalid or unenforceable, the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 USC. §271(e)(1), or may refuse to stop the other party from using the technology at issue on the grounds that our owned and in-licensed patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our owned or in-licensed patents at risk of being invalidated or interpreted narrowly. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We have filed, but have not yet received trademark registrations, for our name, logo and other marks and we may never obtain such registrations. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. For example, we received a letter from a third party alleging trademark infringement with respect to our name, Codiak BioSciences. We dispute the assertions. Such third-party trademark registrations could impact our ability to register the Codiak BioSciences mark. If we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make products that are similar to our product candidates or utilize similar exosome technology but that are not covered by the claims of the patents that we license or may own;

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we, or our current or future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or own now or in the future;

•	we, or our current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

•	it is possible that our current or future pending owned or licensed patent applications will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

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our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business;

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how and a third party may subsequently file a patent covering such intellectual property; and

•	third-party patents may issue with claims covering our activities; we may have infringement liability exposure arising from such patents.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks related to our reliance on third parties

We will rely on third parties to conduct our clinical trials and some aspects of our research and preclinical testing. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval of or commercialize any potential product candidates.

We will depend upon third parties, including CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct our clinical trials under agreements with universities, medical institutions, CROs, strategic partners and others. We currently rely and expect to continue to rely on third parties to conduct some aspects of our research and preclinical testing and our planned clinical trials for exoSTING and exoIL-12. Any of these third parties may terminate their engagements with us at any time under certain criteria. If we need to enter into alternative arrangements, it may delay our product development activities.

Although we have and in the future intend to design the clinical trials for our engEx product candidates, CROs will conduct some or all of the clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, will be outside of our direct control. Our reliance on third parties to conduct future preclinical studies and clinical trials will also result in less direct control over the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

•	have staffing difficulties;

•	fail to comply with contractual obligations;

•	experience regulatory compliance issues;

•	undergo changes in priorities or become financially distressed; or

•	form relationships with other entities, some of which may be our competitors.

We expect to have to negotiate budgets and contracts with CROs and trial sites, which may result in delays to our development timelines and increased costs. We will rely heavily on third parties over the course of our clinical trials and, as a result, will have limited control over the clinical investigators and limited visibility into their day-to-day activities, including with respect to their compliance with the approved clinical protocol. As a result, many important aspects of our development programs, including their conduct and timing, will be outside of our direct control. Our reliance on third parties to conduct future preclinical studies and clinical trials will also result in less direct control over the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff.

Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and other regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or other regulatory authorities may require us to suspend, place on clinical hold or terminate these trials or perform additional preclinical studies or clinical trials before approving our marketing applications. We cannot be certain that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP requirements. In addition, our clinical trials must be conducted with biologic product produced under cGMP requirements and may require a large number of patients. In the US, we also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, clinicaltrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws. For any violations of laws and regulations during the conduct of our preclinical studies and clinical trials, we could be subject to warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

Any third parties conducting our future clinical trials will not be our employees and, except for remedies that may be available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing preclinical and clinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

If any of our relationships with these third-party CROs or others terminate, we may not be able to enter into arrangements with alternative CROs or other third parties or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We also expect to rely on other third parties to store and distribute drug supplies for our planned clinical trials of exoSTING and exoIL-12. Any performance failure on the part of our distributors could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our medicines, producing additional losses and depriving us of potential product revenue.

If we are unable to maintain our collaborations with Jazz or Sarepta, or any future collaborations, or our collaborations are not successful, our business could be adversely affected.

We have entered into a collaboration with Sarepta focused on the use of our engEx exosomes for non-viral delivery of AAV, gene-editing and RNA therapeutics to address targets associated with neuromuscular diseases. We have also entered into a collaboration with Jazz focused on the research, development and commercialization of exosome therapeutics to treat cancer. We may enter into collaborations with other companies to provide us with important technologies and funding for our programs and technology and we may receive additional technologies and funding under these and other collaborations in the future. We cannot predict the success of any collaboration into which we enter.

Our collaborations with Jazz and Sarepta and any future collaborations involving our engEx Platform, research programs or product candidates we may develop pose a number of risks to us, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•

collaborators may not pursue development and commercialization of any product candidates or may elect not to continue or renew development or commercialization programs or license arrangements based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as a strategic transaction that may divert resources or create competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products and product candidates if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•

product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•	collaborators may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;

•

collaborators with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•

our collaborators’ business or operations could be disrupted due to the COVID-19 pandemic or other reasons outside of our control, which could have an adverse impact on their development and commercialization efforts or the prospects of our collaboration;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•	if a collaborator of ours is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us; and

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collaborations may be terminated by the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If our collaborations with Jazz or Sarepta or our potential future collaborations do not result in the successful discovery, development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our engEx Platform and product candidates could be delayed and we may need additional resources. Moreover, during the period of these or other collaborations, we are or may be precluded from pursuing similar or different opportunities with others with respect to, for example, the same target. Additionally, if Jazz or Sarepta or one of our potential future collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our therapeutic collaborators.

These relationships, or those like them, may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business. In addition, we could face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Our ability to reach a definitive collaboration agreement will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of several factors. If we license rights to any product candidates we or our collaborators may develop, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture.

Some of our product candidates may be studied in clinical trials co-sponsored by organizations or agencies other than us, or in investigator-initiated clinical trials, which means we will have minimal or no control over the conduct of such trials.

We may supply and otherwise support similar research, including related investigator-initiated clinical trials, in the future. Investigator-initiated clinical trials pose similar risks as those set forth elsewhere in this “Risk Factor” section relating to our internal clinical trials: because we would not be the sponsors of these trials, we would not control the protocols, administration or conduct of these trials, including follow-up with patients and ongoing collection of data after treatment. As a result, we would be subject to risks associated with the way investigator-initiated trials are conducted. In particular, we may be named in lawsuits that would lead to increased costs associated with legal defense. Additional risks include difficulties or delays in communicating with investigators or administrators, procedural delays and other timing issues and difficulties or differences in interpreting data. Third-party investigators may design clinical trials with clinical endpoints that are more difficult to achieve, or in other ways that increase the risk of negative clinical trial results compared to clinical trials that we may design on our own. Negative results in investigator-initiated clinical trials could have a material adverse effect on our efforts to obtain regulatory approval for our product candidates and the public perception of our product candidates. As a result, our lack of control over the conduct and timing of and communications with the FDA and other regulatory authorities regarding investigator-sponsored trials may expose us to additional risks and uncertainties, many of which are outside our control, and the occurrence of which could adversely affect the commercial prospects for our product candidates.

If we are not able to establish collaborations on commercially reasonable terms, we may have to alter our development and commercialization plans.

Executing our vision of establishing Codiak as a leader in the emerging field of exosomal therapeutics by building a fully integrated biopharmaceutical company and utilizing our novel engEx Platform to pioneer the discovery, development and commercialization of engineered exosome therapeutics that can have a transformative impact on the treatment of a wide spectrum of diseases with high unmet medical need, will require significant additional capital resources. For some of the engEx product candidates we may develop, we may decide to collaborate with other biopharmaceutical companies for discovery, development and/or potential commercialization.

Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for additional collaborations will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors, which may include the design or results of clinical trials, the likelihood of approval by the FDA, the MHRA or similar regulatory authorities outside the US, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us. We may also be restricted under existing collaboration agreements from entering into future agreements on certain terms with potential collaborators.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms, or at all. If we fail to enter into additional collaborations or do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates, bring them to market and generate revenue from sales of products or continue to develop our technology and our business may be materially and adversely affected.

Our relationships with healthcare providers and physicians and third-party payors may be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the US and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, or FCA, which may constrain the business or financial arrangements and relationships through which such companies conduct research, sell, market and distribute pharmaceutical products. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The applicable federal, state and foreign healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. “Remuneration” has been interpreted broadly to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, a person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose, among other things, requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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the federal Physician Payments Sunshine Act, created under the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective

January 1, 2022, these reporting obligations will extend to include transfers of value made, as well as ownership and investment interests held, during the previous year to certain non-physician providers such as physician assistants and nurse practitioners;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by nongovernmental third-party payors, including private insurers, and may be broader in scope than their federal equivalents; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive recordkeeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Effective upon the completion of this offering, we will adopt a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, imprisonment, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the US will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Risks related to our common stock and this offering

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

Prior to this offering there has been no public market for shares of our common stock. Although we have applied to list our common stock on the Nasdaq Global Select Market, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration. We also cannot predict the prices at which our shares of common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our shares of common stock may fall.

The price of our stock may be volatile and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk factors” section and elsewhere in this prospectus, these factors include:

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the commencement, enrollment or results of our initial and planned clinical trials, ongoing and future preclinical studies or clinical trials we may conduct, or changes in the development status of our product candidates;

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any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings;

•	adverse results from or delays in clinical trials of our product candidates;

•	our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•	adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

•	changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

•	adverse developments concerning our in-house manufacturing facilities or CMOs;

•	our inability to obtain adequate product supply for any approved product or inability to do so at acceptable prices;

•	our inability to establish collaborations, if needed;

•	our failure to commercialize our product candidates;

•	changes in the structure of healthcare payment systems;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to the use of our product candidates;

•	introduction of new products or services by our competitors;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our ability to effectively manage our growth;

•	the size and growth of our initial target markets;

•	actual or anticipated variations in quarterly operating results;

•	our cash position;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry, or exosome therapeutics in particular or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	developments or changing views regarding the use of exosome therapeutics;

•	overall performance of the equity markets;

•	sales of our common stock by us or our stockholders in the future, including in connection with the expiration of market stand-off or lock-up agreements;

•	trading volume of our common stock;

•	adoption of new accounting standards;

•	ineffectiveness of our internal controls;

•	the level of expenses related to any of our research programs; clinical development programs or product candidates that we may develop;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general and the market for biopharmaceutical companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have not paid any dividends since our incorporation. In addition, pursuant to our Hercules Loan Agreement, we are prohibited from paying cash dividends without the prior written consent of Hercules. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited in the foreseeable future to the appreciation of their stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant influence over matters subject to stockholder approval.

Immediately following the completion of this offering, our executive officers, directors and their affiliates and 5% stockholders will beneficially hold, in the aggregate, approximately     % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares) based on our shares outstanding as of June 30, 2020. As a result, these stockholders will have significant influence on all matters requiring stockholder approval. For example, these stockholders may be able to materially impact elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. To the extent that the interests of these stockholders may differ from the interests of our other stockholders, the latter may be disadvantaged by any action that these stockholders may seek to pursue. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the net tangible book value of your shares.

The initial public offering price will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock after this offering. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share after this offering. As a result, investors purchasing common stock in this offering will incur immediate dilution of $                 per share, based on an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price. Further, investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by stockholders since our inception, but will own only approximately     % of the shares of common stock outstanding after this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering. To the extent outstanding stock options or warrants are exercised, new stock options or warrants are issued, or we issue additional shares of common stock in the future, there will be further dilution to new investors. As a result of the dilution to investors purchasing common stock in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We are an “emerging growth company” as defined in the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors and adversely affect the market price of our common stock.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or SOX, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may choose to take advantage of some, but not all, of the available exemptions. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering; (b) in which we have total annual gross revenue of at least $1.07 billion; or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. This may make comparison of our financial statements with the financial statements of another public company that is not an emerging growth company, or an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

We will incur significant increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, SOX, as well as rules subsequently adopted by the SEC and the Nasdaq Stock Market to implement provisions of SOX, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Pursuant to SOX Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with SOX Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by SOX Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be reevaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of SOX, which will require annual management assessment of the effectiveness of our internal control over financial reporting.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls and any failure to maintain that adequacy or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our common share price and make it more difficult for us to effectively market and sell our service to new and existing customers.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of

common stock outstanding as of June 30, 2020, upon the closing of this offering we will have outstanding a total of                  shares of common stock. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, subject to earlier release of all or a portion of the shares subject to such agreements by the representatives of the underwriters in their sole discretion. After the lock-up agreements expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of June 30, 2020, up to an additional                  shares of common stock will be eligible for sale in the public market. Approximately     % of these additional shares are held by directors, executive officers and other affiliates and will be subject to certain limitations of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our existing equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. Additionally, the number of shares of our common stock reserved for issuance under our 2020 Stock Option and Incentive Plan will automatically increase on January 1, 2020 and each January 1 thereafter by     % of the number of shares of common stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by our compensation committee. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution.

After this offering, the holders of                  shares of our common stock as of June 30, 2020 will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We have broad discretion in the use of our existing cash and cash equivalents and the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of our existing cash and cash equivalents and the net proceeds from this offering, including for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether such proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of our existing cash and cash equivalents and the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our existing cash and cash equivalents and the net proceeds from this offering in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. From time to time, we may enter into license or collaboration agreements with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of our revenue. Accordingly, our revenue may depend on development funding and the achievement of development and clinical milestones under current and any potential future license and collaboration agreements and sales of our products, if approved. These upfront and milestone payments may vary significantly from period to period and any such variance could cause a significant fluctuation in our operating results from one period to the next.

In addition, we measure compensation cost for stock-based awards made to employees, directors and non-employee consultants based on the fair value of the award on either the grant date or service completion date and we recognize the cost as an expense over the recipient’s service period. Because the variables that we use as a basis for valuing stock-based awards change over time, including our underlying stock price and stock price volatility, the magnitude of the expense that we must recognize may vary significantly.

Furthermore, our operating results may fluctuate due to a variety of other factors, many of which are outside of our control and may be difficult to predict, including the following:

•	the timing and cost of and level of investment in research and development activities relating to our current and any future product candidates, which will change from time to time;

•	our ability to enroll patients in clinical trials and the timing of enrollment;

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the cost of manufacturing our current and any future product candidates, which may vary depending on FDA guidelines and requirements, the quantity of production and the terms of our agreements with manufacturers;

•	expenditures that we may incur to acquire or develop additional product candidates and technologies;

•	the timing and outcomes of preclinical studies and clinical trials for our current product candidates and any other future product candidates or competing product candidates;

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competition from existing and potential future products that compete with our current product candidates and any other future product candidates and changes in the competitive landscape of our industry, including consolidation among our competitors or partners;

•	any delays in regulatory review or approval of our current product candidates or any other future product candidates;

•	the level of demand for our current product candidates and any other future product candidates, if approved, which may fluctuate significantly and be difficult to predict;

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the risk/benefit profile, cost and reimbursement policies with respect to our products candidates, if approved, and existing and potential future products that compete with our current product candidates and any other future product candidates;

•	our ability to commercialize our current product candidates and any other future product candidates, if approved, inside and outside of the US, either independently or working with third parties;

•	our ability to adequately support future growth;

•	potential unforeseen business disruptions that increase our costs or expenses;

•	future accounting pronouncements or changes in our accounting policies; and

•	the changing and volatile global economic environment.

The cumulative effect of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue and/or earnings guidance we may provide.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated by-laws, which are to become effective at or prior to the closing of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•	a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, or by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

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a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than                  of all outstanding shares of our voting stock then entitled to vote in the election of directors;

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a requirement of approval of not less than                  of all outstanding shares of our voting stock to amend any by-laws by stockholder action or to amend specific provisions of our certificate of incorporation; and

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the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated by-laws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently and may never publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our amended and restated by-laws will designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated by-laws, as will be in effect upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, or other employees to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or by-laws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or by-laws; or (5) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts will be the exclusive forum for any private action asserting violations by us or any of our directors or officers of the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder and of all suits in equity and actions at law brought to enforce any liability or duty created by those statutes or the rules and regulations under such statutes. The forum selection clauses in our amended and restated by-laws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum provision. If the federal forum provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The federal forum provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the United States District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. Some of the statements in the section captioned “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

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the success, cost and timing of our product development activities, preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

•	the design of our planned clinical trials of exoSTING, exoIL-12, exoASO-STAT6 and further product candidates we may develop;

•	our ability to successfully advance any our engEx product candidates into and through clinical trials, or obtain marketing approval;

•	the potential and capabilities of our engEx Platform, engEx product candidates and engEx discovery programs;

•	the potential and capability of our engEx Platform to generate additional engEx product candidates;

•	our ability to successfully manufacture, or procure from third parties sufficient supply of, our product candidates for preclinical studies, clinical trials or commercial use, if approved;

•	our ability to establish, operate and maintain our in-house Phase 1/2 clinical manufacturing facility;

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our ability to utilize our engEx Platform to engineer exosomes to carry various biologically active drug molecules, target specific cell types or cellular pathways or enhance the value of existing drug modalities;

•	the potential indications that we may be able to target with our engEx Platform;

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the size, composition and growth potential of the patient populations and markets we intend to target with our engEx product candidates and our ability to develop and commercialize engEx product candidates to address those patient populations and markets;

•	the ability and willingness of our current and future collaborators to continue research and development activities relating to our engEx exosomes;

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our ability to maintain regulatory approval, if obtained, of any of our current or future engEx product candidates, and any related restrictions, limitations and/or warnings in the label of an approved product candidate;

•	our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates;

•	our ability to license intellectual property relating to our product candidates and to comply with our existing license and collaboration agreements;

•	our ability to commercialize our products, if approved, in light of the intellectual property rights of others;

•	developments relating to the use of exosomes to develop therapeutics;

•	the success of competing therapies that are or become available;

•	our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates;

•	the commercialization of our product candidates, if approved;

•	our plans to research, develop and commercialize our engEx product candidates and enhance the capabilities of our engEx Platform;

•	our ability to attract collaborators with development, regulatory and commercialization expertise;

•	future agreements with third parties in connection with the commercialization of our product candidates and any other approved product;

•	the rate and degree of market acceptance of our product candidates;

•	regulatory developments in the United States and foreign countries;

•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

•	our ability to attract and retain key scientific or management personnel;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our expectations related to the use of proceeds from this offering;

•	the impact of laws and regulations; and

•	the direct or indirect impact of the COVID-19 pandemic on our business, operations, and the markets and communities in which we and our partners, collaborators, vendors and customers operate.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the issuance and sale of                  shares of our common stock in this offering will be approximately $                , assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds will be approximately $                 million.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering by approximately $                 million, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents as follows:

•	approximately $ for the advancement of exoSTING, including the conduct of our planned Phase 1/2 clinical trial in patients with advanced/metastatic, recurrent, injectable solid tumors;

•	approximately $ for the advancement of exoIL-12, including the conduct of our planned Phase 1 clinical trial in healthy volunteers (Part A) and early stage cutaneous T cell lymphoma (Part B);

•	approximately $ for the expansion of our engEx Platform, including to advance the research and development of our other preclinical and discovery programs; and

•	the remainder for working capital and other general corporate purposes.

This expected use of the net proceeds from this offering, together with our existing cash and cash equivalents, represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. Due to uncertainties inherent in the exosome therapeutic development process, it is difficult to estimate the exact amounts of the net proceeds that will be used for any particular purpose. We may use our existing cash and cash equivalents and the future payments, if any, generated from any future collaboration agreements to fund our operations, either of which may alter the amount of net proceeds used for a particular purpose. In addition, the amount, allocation and timing of our actual expenditures will depend upon numerous factors, including the results of our research and development efforts, feedback from the FDA and other regulatory authorities, the timing and success of preclinical studies and clinical trials and the timing of regulatory submissions. We may also use a portion of the net proceeds to in-license, acquire or invest in additional businesses, technologies, products or assets, although currently we have no specific agreements, commitments or understandings in this regard. Accordingly, we will have broad discretion in using these proceeds. Pending their uses, we plan to invest the net proceeds of this offering in short- and immediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the US government.

The expected net proceeds from this offering, together with our existing cash and cash equivalents, will not be sufficient for us to fund any of our engEx product candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of our engEx product candidates. We expect to finance our cash needs through a combination of equity offerings, debt financings and potential collaborations, license and development agreements.

Based on our current plans, we believe our existing cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements through                 . We have based this estimate on assumptions that may prove to be incorrect, and we could expend our available capital resources at a rate greater than we currently expect.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock or any other securities. We anticipate that we will retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, pursuant to our Hercules Loan Agreement, we are prohibited from paying cash dividends without the prior written consent of Hercules. Moreover, any future indebtedness we may incur could also materially restrict our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of then-existing debt instruments and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2020:

•	on an actual basis;

•

on a pro forma basis to give effect to: (i) the automatic conversion of all 73,987,407 outstanding shares of our redeemable convertible preferred stock into an aggregate of 73,987,407 shares of common stock upon the consummation of this offering, (ii) the vesting of options to purchase shares of common stock with service-based vesting conditions that accelerate upon the consummation of this offering, resulting in the recognition of adjustments to the as-reported stock-based compensation expense and (iii) the filing and effectiveness of our amended and restated certificate of incorporation upon the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to the issuance and sale of                  shares of our common stock in this offering at an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing.

You should read the information in this table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus, as well as the sections of this prospectus captioned “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations.”

	AS OF JUNE 30, 2020
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED
	(In thousands, except share and per share data)
Cash and cash equivalents	$50,947	$50,947	$

Redeemable convertible preferred stock, $0.0001 par value; 74,804,100 shares authorized, 73,987,407 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$221,576	$—	$

Stockholders’ deficit:
Preferred stock, $0.0001 par value; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value; 150,000,000 shares authorized, 23,535,972 shares issued and outstanding, actual; shares authorized, 97,523,379 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	2	9
Additional paid-in capital	—	198,765
Accumulated deficit	(234,840)	(212,036)

Total stockholders’ deficit	(234,838)	(13,262)

Total capitalization	$(13,262)	$(13,262)	$

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 shares in the number of shares offered by us in this offering, as set forth of the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by $                 million, assuming no change in the assumed initial public offering price per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above is based on shares issued and outstanding as of June 30, 2020 and excludes:

•

32,927,075 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2020 under our 2015 Stock Option and Grant Plan, or our 2015 Stock Plan, at a weighted average exercise price of $0.99 per share;

•

4,771,021 shares of common stock reserved for future issuance as of June 30, 2020 under the 2015 Stock Plan, any unissued shares of which will cease to be available for issuance upon the completion of this offering;

•

                 shares of our common stock that will become available for future issuance under our 2020 Stock Option and Incentive Plan upon the effectiveness of the registration statement of which this prospectus forms a part; and

•

                 shares of our common stock that will become available for future issuance under our 2020 Employee Stock Purchase Plan upon the effectiveness of the registration statement of which this prospectus forms a part.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

Our historical net tangible book value (deficit) as of June 30, 2020 was ($234.9) million, or ($9.98) per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying value of our redeemable convertible preferred stock. Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the 23,535,972 shares of common stock outstanding as of June 30, 2020.

Our pro forma net tangible book value (deficit) as of June 30, 2020 was ($13.3) million, or ($0.14) per share of common stock. Pro forma net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities, after giving effect to: (i) the automatic conversion of all 73,987,407 outstanding shares of our redeemable convertible preferred stock into an aggregate of 73,987,407 shares of common stock upon the consummation of this offering and (ii) the vesting of options to purchase shares of common stock with service-based vesting conditions that accelerate upon the consummation of this offering, resulting in the recognition of adjustments to the as-reported stock-based compensation expense. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2020, after giving effect to the pro forma adjustments described above.

After giving further effect to the sale and issuance of                  shares of our common stock in this offering at an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value (deficit) as of June 30, 2020 would have been $                 million, or $                 per share. This represents an immediate increase in pro forma as adjusted net tangible book value (deficit) per share of $                 to existing stockholders and immediate dilution of $                 in pro forma as adjusted net tangible book value (deficit) per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The pro forma as adjusted information below is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2020	$(9.98)
Increase in historical net tangible book value per share attributable to the automatic conversion of all outstanding shares of redeemable convertible preferred stock upon completion of this offering	9.84

Pro forma net tangible book value (deficit) per share as of June 30, 2020	(0.14)
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

A $1.00 increase in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase our pro forma as

adjusted net tangible book value by $                 million, or $                 per share, and increase the dilution per share to investors participating in this offering by $                 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value by $                 million, or $                 per share, and decrease the dilution per share to investors participating in this offering by $                 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value by $                 million, or $                 per share, and decrease the dilution per share to investors participating in this offering by $                per share, assuming that the assumed initial public offering price remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value by $                 million, or $                 per share, and increase the dilution per share to investors participating in this offering by $                 per share, assuming that the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option in full to purchase                  additional shares of common stock in this offering, our pro forma as adjusted net tangible book value per share after this offering would be $                , representing an immediate increase in pro forma as adjusted net tangible book value per share of $                 to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $                 to investors participating in this offering, assuming an initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on the pro forma as adjusted basis described above as of June 30, 2020, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by investors participating in this offering at an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	SHARES PURCHASED			TOTAL CONSIDERATION			AVERAGE PRICE PER SHARE
	NUMBER	PERCENTAGE		AMOUNT	PERCENTAGE
(In thousands)
Existing stockholders			%	$		%	$
Investors participating in this offering			%	$		%	$

Total		100.0%		$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $                 million and, in the case of an

increase, would increase the percentage of total consideration paid by new investors by                  percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by                  percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $                 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by                  percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by                  percentage points, assuming no change in the assumed initial public offering price per share.

The table assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to     % of the total number of shares outstanding after this offering.

The above discussion and tables are based on shares of common stock issued and outstanding as of June 30, 2020 and excludes:

•

32,927,075 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2020 under our 2015 Stock Option and Grant Plan, or our 2015 Stock Plan, at a weighted average exercise price of $0.99 per share;

•

4,771,021 shares of common stock reserved for future issuance as of June 30, 2020 under the 2015 Stock Plan, any unissued shares of which will cease to be available for issuance upon the completion of this offering;

•

                 shares of our common stock that will become available for future issuance under our 2020 Stock Option and Incentive Plan upon the effectiveness of the registration statement of which this prospectus forms a part; and

•

                 shares of our common stock that will become available for future issuance under our 2020 Employee Stock Purchase Plan upon the effectiveness of the registration statement of which this prospectus forms a part.

New investors will experience further dilution if new options or warrants are issued under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities in the future. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the consolidated statement of operations data for the years ended December 31, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2019 and 2020 and the consolidated balance sheet data as of June 30, 2020 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements, except for the impact of adopting FASB ASC Topic 842, Leases, effective as of January 1, 2020. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. The selected consolidated financial data contained in this section are not intended to replace our consolidated financial statements and the related notes. Our historical results are not necessarily indicative of the results that may be expected in any future period and our operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2020 or any other interim periods or any future year or period.

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Collaboration revenue	$—	$388	$87	$321

Total revenue	—	388	87	321

Operating expenses:
Research and development	28,471	59,501	25,248	30,013
Acquired in-process research and development	8,071	—	—	—
General and administrative	9,898	21,039	11,951	8,591

Total operating expenses	46,440	80,540	37,199	38,604

Loss from operations	(46,440)	(80,152)	(37,112)	(38,283)
Other income (expense):
Interest income	1,363	1,500	801	242
Interest expense	—	(300)	—	(589)
Other income	535	992	652	215

Total other income (expense), net	1,898	2,192	1,453	(132)

Net loss	$(44,542)	$(77,960)	$(35,659)	$(38,415)

Cumulative dividends on redeemable convertible preferred stock	(13,681)	(13,701)	(6,793)	(6,839)

Net loss attributable to common stockholders	$(58,223)	$(91,661)	$(42,452)	$(45,254)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(2.72)	$(3.92)	$(1.82)	$(1.93)

Weighted average common shares outstanding, basic and diluted(1)	21,395,300	23,368,417	23,312,727	23,472,802

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(0.80)		$(0.39)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(1)		97,283,792		97,449,907

(1)

See Note 19 to our consolidated financial statements appearing elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders and unaudited pro forma basic and diluted net loss per share attributable to common stockholders.

	AS OF DECEMBER 31,		AS OF JUNE 30,
	2018	2019	2020
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	$88,864	$83,381	$50,947
Working capital(1)	86,157	74,363	33,877
Total assets	97,659	115,962	110,323
Redeemable convertible preferred stock	201,023	214,784	221,576
Accumulated deficit	(108,984)	(192,878)	(234,840)
Total stockholders’ deficit	(108,991)	(192,833)	(234,838)

(1)

We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes appearing elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a development-stage biopharmaceutical company focused on pioneering the development of exosome-based therapeutics, a new class of medicines with the potential to transform the treatment of a wide spectrum of diseases with high unmet medical need. Exosomes have evolved as intercellular transfer mechanisms for complex, biologically active macromolecules and have emerged in recent years as a compelling potential drug delivery vehicle. By leveraging our deep understanding of exosome biology, we have developed our engineering and manufacturing platform, or engEx Platform, to expand upon the innate properties of exosomes to design, engineer and manufacture novel exosome therapeutics. We have utilized our engEx Platform to generate a deep pipeline of engineered exosomes, or engEx exosomes, aimed at treating a broad range of diseases, including oncology, neuro-oncology, neurology, neuromuscular disease and infectious disease. Our lead product candidates, exoSTING and exoIL-12, are being developed to address solid tumors and we expect to enter clinical trials in the second half of 2020. We have multiple preclinical and discovery programs of our engEx exosomes that we are advancing either independently or through our strategic collaborations with Jazz Pharmaceuticals Ireland Limited and Sarepta Therapeutics, Inc.

We were incorporated and commenced operations in 2015. Since inception, we have devoted substantially all of our resources to developing our engEx Platform, our engEx product candidates and engEx exosomes, preclinical candidates, building our intellectual property portfolio, process development and manufacturing function, business planning, raising capital and providing general and administrative support for these operations. To date, we have financed our operations primarily with proceeds from sales of our redeemable convertible preferred stock, our term loan facility with Hercules Capital, Inc., or Hercules, and our collaborations with Jazz and Sarepta, which are described below. We have raised an aggregate of $168.2 million through the issuance of our redeemable convertible preferred stock and convertible debt, net of issuance costs, $24.5 million from our term loan facility with Hercules, net of issuance costs, and received $66.0 million in payments from our collaborations with Jazz and Sarepta.

We have not generated any revenue from product sales and do not expect to do so for several years, and may never do so. We expect to advance our first two engEx product candidates, exoSTING and exoIL-12, into clinical trials in the second half of 2020. All of our other engEx exosomes are still in preclinical development. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our engEx product candidates. Since our inception, we have incurred significant losses, including net losses of $44.5 million and $78.0 million for the years ended December 31, 2018 and 2019, respectively, and $35.7 million and $38.4 million for the six months ended June 30, 2019 and 2020, respectively. As of June 30, 2020, we had an accumulated deficit of $234.8 million. We expect to incur substantial additional losses in the future as we expand our research and development activities. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

•	initiate clinical trials for exoSTING, exoIL-12 and any other engEx product candidates we identify and choose to develop;

•	continue our current research programs and preclinical development of our potential engEx product candidates;

•	seek to identify additional research programs and additional product candidates;

•	further develop and expand the capabilities of our engEx Platform;

•

establish, operate and maintain in-house manufacturing capabilities, including of our own Phase 1/2 clinical manufacturing facility, and secure supply chain capacity sufficient to support our planned preclinical studies and early-stage clinical trials;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, scientific, manufacturing and business development personnel;

•	acquire or in-license other biologically active molecules, potential product candidates or technologies;

•	seek regulatory approvals for any engEx product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure to commercialize any engEx products for which we may obtain regulatory approval;

•

add operational, financial and management information systems and personnel, including personnel to support our product development and any future commercialization efforts, as well as to support our transition to a public company; and

•	take temporary precautionary measures to minimize the risk of COVID-19 to our employees, contractors and those who may participate in our studies.

We do not anticipate generating revenue from product sales for the foreseeable future, if ever, unless and until we successfully complete clinical development and obtain marketing approvals for our product candidates. In addition, if we obtain marketing approval for any of our engEx product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates or delay our pursuit of potential in-licenses or acquisitions.

Further, business interruptions resulting from the COVID-19 pandemic or similar public health crises could cause a significant disruption in the development of our product candidates and our business operations. Securing the necessary approvals for new drugs requires the expenditure of substantial time and resources and any delay or failure to obtain such approvals could materially adversely affect our development efforts. Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of June 30, 2020, we had cash and cash equivalents of $50.9 million. Without giving effect to the anticipated net proceeds from this offering, we expect that our existing cash and cash equivalents as of June 30, 2020 will not enable us to fund our operating expenses and capital expenditure requirements for twelve months following the date of this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. These factors raise substantial doubt about our ability to continue as a going concern. See ‘‘—Liquidity and capital resources’’ for further information.

Financial operations overview

Revenue

We have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products for several years, if at all. If our development efforts for our current or future engEx product candidates are successful and result in marketing approval or additional collaboration or license agreements with third parties, we may generate revenue in the future from a combination of product sales or payments from current or additional collaboration or license agreements.

In January 2019, we entered into a collaboration and license agreement with Jazz, pursuant to which we granted Jazz an exclusive, worldwide, royalty-bearing license to use our engEx Platform for the purposes of developing, manufacturing and commercializing exosome therapeutic candidates directed at up to five targets. In June 2020, we entered into a research and option agreement with Sarepta, pursuant to which we are receiving funding to conduct collaborative research and provide Sarepta with options to obtain exclusive licenses for exosome therapeutic candidates directed at up to five targets. For the foreseeable future, we expect substantially all of our revenue to be generated from our collaborations with Jazz and Sarepta and any other collaboration and license agreements we may enter into in the future. During the six months ended June 30, 2020, we recognized $0.3 million of revenue related to our collaboration agreement with Jazz. There remains $55.3 million of deferred revenue with respect to our collaboration agreement with Jazz as of June 30, 2020. We did not recognize any revenue related to our arrangement with Sarepta during the six months ended June 30, 2020 as we had not commenced substantial work as of June 30, 2020. We recorded $10.0 million as deferred revenue as of June 30, 2020 in connection with the Sarepta research and option agreement.

Operating expenses

Research and development expense

The nature of our business and primary focus of our activities generate a significant amount of research and development costs. Research and development expenses represent costs incurred by us for the following:

•	initiation of the clinical development of exoSTING, our lead product candidate, in a Phase 1/2 clinical trial;

•	initiation of the clinical development of exoIL-12 in a Phase 1 clinical trial;

•	costs to develop our engEx Platform;

•	discovery efforts leading to the selection of engEx product candidates for clinical development;

•	preclinical development costs for our programs; and

•	costs to develop our manufacturing technology and infrastructure.

The costs above comprise the following categories:

•	personnel-related expenses, including salaries, benefits and stock-based compensation expense;

•	expenses incurred under agreements with third parties, such as contract research organizations, or CROs, that conduct our preclinical studies;

•	licensing costs;

•	costs of acquiring, developing and manufacturing materials for preclinical studies, including both internal manufacturing and third-party contract manufacturing organizations, or CMOs;

•	costs of outside consultants and advisors, including their fees, stock-based compensation and related travel expenses;

•	expenses incurred for the procurement of materials, laboratory supplies and non-capital equipment used in the research and development process; and

•	facilities, depreciation, amortization and other direct and allocated expenses incurred as a result of research and development activities.

Our primary focus of research and development since inception has been the development of our engEx Platform and our pipeline of engEx product candidates, including our initial product candidates, exoSTING and exoIL-12, and discovery programs. Our research and development costs consist of personnel costs, external costs, such as fees paid to CMOs, CROs, and consultants in connection with our preclinical studies and experiments. We do not allocate employee-related costs and other internal costs to specific research and development programs because these costs are used across all programs under development. We plan to present external research and development costs for any individual engEx product candidate when we advance that product candidate into clinical trials; however, given our expectation that exoSTING and exoIL-12 will enter clinical trials in the second half of 2020, we have presented our research and development costs for exoSTING and exoIL-12 below.

The following table reflects our research and development expenses for each period presented:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
	(In thousands)
exoSTING	$1,216	$14,442	$7,453	$2,690
exoIL-12	—	5,150	266	2,505
engEx Platform	10,799	12,788	6,001	8,615
Personnel-related (including stock-based compensation)	12,598	18,108	8,065	10,607
Other research and development expenses	3,858	9,013	3,463	5,596

Total research and development expenses	$28,471	$59,501	$25,248	$30,013

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase in the foreseeable future as we initiate clinical trials for our engEx product candidates, exoSTING and exoIL-12, continue to discover and develop additional engEx product candidates, continue to build manufacturing capabilities, enhance our engEx Platform, expand into additional therapeutic areas and incur expenses associated with hiring additional personnel to support our research and development efforts.

At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, and obtain regulatory approval for, any of our engEx product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales or licensing of our engEx product candidates. This is due to the numerous risks and uncertainties associated with drug development, including the uncertainty of:

•	our ability to add and retain key research and development personnel;

•	our ability to establish an appropriate safety profile with IND-enabling toxicology and other preclinical studies;

•	our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize, our engEx product candidates;

•	our successful enrollment in and completion of clinical trials, including our ability to generate positive data from any such clinical trials;

•	the costs associated with the development of any additional development programs we identify in-house or acquire through collaborations;

•	our ability to discover, develop and utilize biomarkers to demonstrate target engagement, pathway engagement and the impact on disease progression, as applicable, of our product candidates;

•	our ability to establish and maintain agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing, if our engEx product candidates are approved;

•	our ability to maintain our collaborative arrangements with Jazz and Sarepta and earn milestone payments thereunder;

•	the terms and timing of any additional collaboration, license or other arrangement, including the terms and timing of any milestone payments thereunder;

•	our ability to obtain and maintain patent, trade secret and other intellectual property protection and regulatory exclusivity for our product candidates if and when approved;

•	our receipt of marketing approvals from applicable regulatory authorities; and

•	the continued acceptable safety profiles of any engEx product following approval.

A change in any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate.

Acquired in-process research and development expense

Acquired in-process research and development expenses consist of costs to acquire assets under in-licensing arrangements, which do not have an alternative future use or otherwise qualify for capitalization, for use in the development of our engEx Platform and related product candidates.

General and administrative expense

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive, finance, business development and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters; professional fees for accounting, auditing, tax and administrative consulting services; insurance costs; administrative travel expenses; and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs. These costs relate to the operation of the business unrelated to the research and development function or any individual program.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential commercialization of our product candidates, if approved. We also expect to incur increased expenses associated with being a public company, including increased costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs and investor and public relations costs. We also expect to incur additional intellectual property-related expenses as we file patent applications to protect innovations arising from our research and development activities.

Interest income

Interest income consists of interest income earned from our cash, cash equivalents and investments.

Interest expense

Interest expense consists of interest expense incurred from our term loan facility with Hercules.

Other income

Other income primarily consists of the amortization of purchased premiums and discounts associated with our investments and sublease income under the sublease of a portion of our 35 CambridgePark Drive office and laboratory space that commenced in May 2020.

Income taxes

Since our inception in 2015, we have not recorded any US federal or state income tax benefits for the net losses we have incurred in each year or our earned research and development tax credits, due to our uncertainty of realizing a benefit from those items. As of December 31, 2019, we had federal and state net operating loss carryforwards of $78.3 million and $80.0 million, respectively, which may be available to offset future taxable income. During the year ended December 31, 2019, we generated a federal net operating loss of $41.9 million, which has an indefinite carryforward period. The remaining $36.4 million of federal net operating loss carryforwards and our state net operating loss carryforwards would begin to expire in 2035. As of December 31, 2019, we also had federal and state research and development tax credit carryforwards of $5.8 million and $2.7 million, respectively, which may be available to offset future income tax liabilities and which would begin to expire in 2035 and 2031, respectively.

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act, was signed into law in March 2020. The CARES Act lifts certain deduction limitations originally imposed by the Tax Cuts and Jobs Act of 2017, or the TCJA. Corporate

taxpayers may carryback NOLs originating during 2018 through 2020 for up to five years, which was not previously allowed under the TCJA. The CARES Act also eliminates the 80% of taxable income limitations by allowing corporate entities to fully utilize NOL carryforwards to offset taxable income in 2018, 2019 or 2020. Taxpayers may generally deduct interest up to the sum of 50% of adjusted taxable income plus business interest income (30% limit under the TCJA) for tax years beginning January 1, 2019 and 2020. The CARES Act allows taxpayers with alternative minimum tax credits to claim a refund in 2020 for the entire amount of the credits instead of recovering the credits through refunds over a period of years, as originally enacted by the TCJA.

In addition, the CARES Act raises the corporate charitable deduction limit to 25% of taxable income and makes qualified improvement property generally eligible for 15-year cost-recovery and 100% bonus depreciation. The enactment of the CARES Act did not result in any adjustments to our income tax provision for the six months ended June 30, 2020, or net deferred tax assets as of June 30, 2020 since we have not recorded any US federal or state income tax benefits for the net losses incurred in any period due to our uncertainty of realizing a benefit from those items.

Results of operations

The following table summarizes our consolidated statements of operations for each period presented (in thousands):

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
Revenue:
Collaboration revenue	$—	$388	$87	$321

Total revenue	—	388	87	321

Operating expenses:
Research and development	28,471	59,501	25,248	30,013
Acquired in-process research and development	8,071	—	—	—
General and administrative	9,898	21,039	11,951	8,591

Total operating expenses	46,440	80,540	37,199	38,604

Loss from operations	(46,440)	(80,152)	(37,112)	(38,283)
Other income (expense):
Interest income	1,363	1,500	801	242
Interest expense	—	(300)	—	(589)
Other income	535	992	652	215

Total other income (expense), net	1,898	2,192	1,453	(132)

Net loss	$(44,542)	$(77,960)	$(35,659)	$(38,415)

Comparison of the six months ended June 30, 2019 and 2020

Collaboration revenue

Collaboration revenue increased by approximately $0.2 million from $0.1 million for the six months ended June 30, 2019 to $0.3 million for the six months ended June 30, 2020. The increase in collaboration revenue was primarily attributable to progress achieved under our collaboration agreement with Jazz. No collaboration revenue was recognized during the six months ended June 30, 2020 in connection with our research and option agreement with Sarepta.

Research and development expense

The following table summarizes our research and development expenses for each period presented, along with the changes in those items (in thousands):

	SIX MONTHS ENDED JUNE 30,		CHANGE
	2019	2020	$
exoSTING	$7,453	$2,690	$(4,763)
exoIL-12	266	2,505	2,239
engEx Platform	6,001	8,615	2,614
Personnel-related (including stock-based compensation)	8,065	10,607	2,542
Other research and development expenses	3,463	5,596	2,133

Total research and development expenses	$25,248	$30,013	$4,765

Research and development expenses increased $4.8 million from $25.2 million for the six months ended June 30, 2019 to $30.0 million for the six months ended June 30, 2020.

The increase in research and development expenses was primarily attributable to the following:

•

$4.8 million decrease in expenses incurred to advance our lead product candidate, exoSTING, driven primarily by decreases of $5.0 million in manufacturing costs and a $0.4 million decrease in laboratory costs, offset by an increase of $0.6 million in CRO costs related to start-up activities of our planned clinical programs;

•	$2.2 million increase in expenses incurred to advance exoIL-12, driven primarily by an increase of $1.2 million in manufacturing costs and a $0.9 million increase in preclinical study expenses;

•

$2.6 million increase in costs related to our engEx Platform driven primarily by a $4.1 million increase in manufacturing costs related to our prelinical and discovery programs, offset in part by $1.1 million of decreased laboratory expenses due to a temporary shutdown in our labs during the COVID-19 pandemic and a $0.5 million decrease in other platform-related preclinical study expenses;

•	$2.5 million increase in personnel-related costs driven by an increase in headcount; and

•	$2.1 million increase in other research and development costs, including rent, depreciation and other miscellaneous costs.

General and administrative expense

The following table summarizes our general and administrative expenses for each period presented, along with the changes in those items (in thousands):

	SIX MONTHS ENDED JUNE 30,		CHANGE
	2019	2020	$
Personnel-related (including stock-based compensation)	$4,717	$4,878	$161
Professional fees	5,766	2,312	(3,454)
Facility-related and other general and administrative expenses	1,468	1,401	(67)

Total general and administrative expenses	$11,951	$8,591	$(3,360)

General and administrative expenses decreased $3.4 million from $12.0 million for the six months ended June 30, 2019 to $8.6 million for the six months ended June 30, 2020.

The decrease in general and administrative expenses was primarily attributable to the following:

•	$0.2 million increase in personnel-related costs due to increased headcount;

•	$3.5 million decrease in professional fees, driven primarily by decreases in legal and accounting services incurred in connection with our withdrawn common stock offering in 2019; and

•	$0.1 million decrease in facility-related and other general business expenses.

Interest income

Interest income decreased $0.6 million from $0.8 million for the six months ended June 30, 2019 to $0.2 million for the six months ended June 30, 2020. The decrease in interest income was primarily driven by a decrease in invested cash, cash equivalents and investments.

Interest expense

We entered into the term loan facility with Hercules in September 2019. Interest expense incurred pursuant to the term loan facility was $0.6 million for the six months ended June 30, 2020. We did not incur any interest expense during the six months ended June 30, 2019.

In July 2020, we increased the amount borrowed under the term loan facility with Hercules by $15.0 million for total advances of $25.0 million.

Other income

Other income decreased by $0.5 million from $0.7 million for the six months ended June 30, 2019 to $0.2 million for the six months ended June 30, 2020. The decrease in other income was primarily driven by a reduction in the amortization of purchased premiums and discounts associated with our investments, as a result of a lower investment balance during the six months ended June 30, 2020.

Comparison of the years ended December 31, 2018 and 2019

Collaboration revenue

Collaboration revenue for the year ended December 31, 2019 was $0.4 million attributable to progress achieved under our collaboration agreement with Jazz. We did not earn any collaboration revenue during the year ended December 31, 2018.

Research and development expense

The following table summarizes our research and development expenses for each period presented, along with the changes in those items (in thousands):

	YEAR ENDED DECEMBER 31,		CHANGE
	2018	2019	$
exoSTING	$1,216	$14,442	$13,226
exoIL-12	—	5,150	5,150
engEx Platform	10,799	12,788	1,989
Personnel-related (including stock-based compensation)	12,598	18,108	5,510
Other research and development expenses	3,858	9,013	5,155

Total research and development expenses	$28,471	$59,501	$31,030

Research and development expenses increased $31.0 million from $28.5 million for the year ended December 31, 2018 to $59.5 million for the year ended December 31, 2019.

The increase in research and development expenses was primarily attributable to the following:

•

$13.2 million increase in expenses incurred to advance our lead product candidate, exoSTING, driven primarily by an increase of $11.6 million in manufacturing costs, a $0.8 million increase in preclinical study expenses, a $0.4 million increase in consulting expenses and a $0.4 million increase in laboratory costs;

•

$5.2 million increase in expenses incurred to advance exoIL-12, driven primarily by an increase of $4.4 million in manufacturing costs, a $0.4 million increase in preclinical study expenses and a $0.3 million increase in laboratory costs;

•

$2.0 million increase in costs related to our engEx Platform driven primarily by a $1.6 million increase in laboratory expenses and a $1.6 million increase in preclinical study expense, offset in part by a $1.3 million decrease in costs related to technology transfer to our contract manufacturing organizations;

•	$5.5 million increase in personnel-related costs due to increased headcount; and

•	$5.2 million increase in other research and development costs, including rent, depreciation and other miscellaneous costs.

Acquired in-process research and development expense

The following table summarizes our acquired in-process research and development expenses for each period presented, along with the changes in those items (in thousands):

	YEAR ENDED DECEMBER 31,		CHANGE
	2018	2019	$
Acquired in-process research and development	$8,071	$—	$8,071

Total acquired in-process research and development expenses	$8,071	$—	$8,071

On November 6, 2018, we entered into a License Agreement with Kayla Therapeutics S.A.S., or Kayla, pursuant to which we obtained a co-exclusive worldwide, sublicensable license, under certain patent rights and to related know-how and methods to research, develop, manufacture and commercialize exosome compounds and products covered by such patent rights in all diagnostic, prophylactic and therapeutic uses, or the Kayla License Agreement. In consideration for entering into the Kayla License Agreement, we paid an up-front payment consisting of $6.5 million in cash and issued 924,068 shares of our common stock. We recorded an aggregate of $8.1 million to acquired in-process research and development expense during the year ended December 31, 2018 comprising: (i) $6.5 million related to the cash payment and (ii) $1.6 million related to the issuance of our common stock based on the fair value of our common stock on the effective date of the agreement. We did not incur acquired in-process research and development expenses during the year ended December 31, 2019.

General and administrative expense

The following table summarizes our general and administrative expenses for each period presented, along with the changes in those items (in thousands):

	YEAR ENDED DECEMBER 31,		CHANGE
	2018	2019	$
Personnel-related (including stock-based compensation)	$5,141	$10,180	$5,039
Professional fees	3,069	7,653	4,584
Facility-related and other general and administrative expenses	1,688	3,206	1,518

Total general and administrative expenses	$9,898	$21,039	$11,141

General and administrative expenses increased $11.1 million from $9.9 million for the year ended December 31, 2018 to $21.0 million for the year ended December 31, 2019.

The increase in general and administrative expenses was primarily attributable to the following:

•	$5.0 million increase in personnel-related costs due to increased headcount, including $2.1 million in stock-based compensation;

•

$4.6 million increase in professional fees, driven by a $3.3 million increase in legal and accounting services in connection with our withdrawn common stock offering in 2019, a $0.7 million increase in other legal and accounting services costs and a $0.6 million increase in outside consulting costs; and

•	$1.5 million increase in facility-related and other costs, driven primarily by increases in rent, office-related expenses and other general business expenses.

Interest income

Interest income for the years ended December 31, 2018 and 2019 was $1.4 million and $1.5 million, respectively. The increase in interest income was driven by returns on higher average cash balances.

Interest expense

We entered into our term loan facility with Hercules in September 2019. Interest expense incurred pursuant to the term loan facility was $0.3 million for the year ended December 31, 2019. We did not incur any interest expense during the year ended December 31, 2018.

Other income

Other income for the years ended December 31, 2018 and 2019 was $0.5 million and $1.0 million, respectively. The increase was primarily attributable to the amortization of purchased premiums and discounts associated with our investments.

Liquidity and capital resources

Sources of liquidity

Since our inception, we have incurred significant losses in each period and on an aggregate basis. We have not yet commercialized any of our engEx product candidates, which are in various phases of early-stage development, and we do not expect to generate revenue from sales of any products for several years, if at all. We have funded our operations through June 30, 2020 with aggregate net proceeds of $168.2 million from sales of our redeemable convertible preferred stock, net of issuance costs, $9.5 million from our term loan facility Hercules, net of issuance costs, and $66.0 million received from our collaborations with Jazz and Sarepta. As of June 30, 2020, we had cash and cash equivalents of $50.9 million. In July 2020, we increased the amount borrowed under the term loan facility with Hercules by $15.0 million for total advances of $25.0 million.

Hercules Loan Agreement

In September 2019, we entered into a Loan and Security Agreement, or the Loan Agreement, with Hercules pursuant to which a term loan in an aggregate principal amount of up to $75.0 million, or the Term Loan Facility, is available to us in four tranches, subject to certain terms and conditions. The first tranche of $10.0 million was advanced to us on the closing date in September 2019 and an additional $15.0 million under the first tranche was drawn down in July 2020. Upon satisfaction of certain liquidity and clinical milestones, the second tranche is available under the Term Loan Facility, which allows us to borrow an additional amount of up to $10.0 million through March 31, 2021. Upon satisfaction of certain additional clinical milestones, the third tranche is available under the Term Loan Facility, which allows us to borrow an additional amount up to $10.0 million through June 30, 2021. The fourth tranche, which allows us to borrow an additional amount up to $30.0 million, will be available upon Hercules’ approval on or prior to December 15, 2021.

Advances under the Term Loan Facility bear interest at a rate equal to the greater of (i) 9.00% plus the prime rate less 5.25% and (ii) 9.00%. We will make interest only payments through April 1, 2022. The interest only period may be extended to November 1, 2022 upon satisfaction of certain milestones. Following the interest only period, we will repay the principal balance and interest of the advances in equal monthly installments through October 1, 2024.

We may prepay advances under the Loan Agreement, in whole or in part, at any time subject to a prepayment charge equal to (a) 2.0% of amounts so prepaid, if such prepayment occurs prior to September 2020; (b) 1.5% of the amount so prepaid, if such prepayment occurs during the second year following the closing date; and (c) 1.0% of the amount so prepaid, if such prepayment occurs after the second year following the closing date.

Upon prepayment or repayment of all or any of the term loans under the Term Loan Facility, we will pay, in addition to any prepayment premium, an end of term charge of 5.5% of the aggregate funded amount under the Term Loan Facility. With respect to the first tranche, an end of term charge of $0.6 million will be payable upon any prepayment or repayment. To the extent that we are provided additional advances under the Term Loan Facility, the 5.5% end of term charge will be applied to any such additional amounts.

The Term Loan Facility is secured by a lien on substantially all of our assets, other than our intellectual property. We have agreed to not pledge or grant a security interest on our intellectual property to any third party. The Term Loan Facility also contains customary covenants and representations, including a liquidity covenant whereby we are obligated to maintain 110% of the amount of our obligations under the Term Loan Facility in an account covered by Hercules’ account control agreement an amount equal to the lessor of: (i) 110% of the amount of our obligations under the Term Loan Facility and (ii) our then existing cash and cash equivalents; financial reporting covenant; and limitations on dividends, indebtedness, collateral, investments, distributions, transfers, mergers or acquisitions, taxes, corporate changes, deposit accounts, and subsidiaries.

The events of default under the Loan Agreement include, without limitation, and subject to customary grace periods, the following: (i) any failure by us to make any payments of principal or interest under the Loan Agreement, (ii) any breach or default in the performance of any covenant under the Loan Agreement, (iii) the occurrence of a material adverse effect, (iv) any making of false or misleading representations or warranties in any material respect, (v) our insolvency or bankruptcy, (vi) certain attachments or judgments on our assets or (vii) the occurrence of any material default under certain of our agreements or obligations involving indebtedness. If an event of default occurs, Hercules is entitled to take enforcement action, including acceleration of amounts due under the Loan Agreement.

Historical cash flows

The following table provides information regarding our cash flows for each period presented:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
	(In thousands)
Net cash provided by (used in):
Operating activities	$(30,573)	$(1,703)	$27,347	$(14,450)
Investing activities	(78,543)	(11,667)	(3,592)	54,977
Financing activities	(58)	9,763	254	104

Net increase (decrease) in cash, cash equivalents and restricted cash	$(109,174)	$(3,607)	$24,009	$40,631

Operating activities

The cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and changes in components of operating assets and liabilities, which are generally attributable to timing of payments, and the related effect on certain account balances, operational and strategic decisions and contracts to which we may be a party.

During the six months ended June 30, 2019, operating activities provided $27.3 million of cash, primarily due to a net loss of $35.7 million, offset by $56.0 million of cash received related to the Jazz collaboration agreement and non-cash charges of $2.5 million for stock-based compensation, $1.0 million for depreciation, and $0.2 million for redeemable convertible preferred stock earned by MD Anderson Cancer Center, or MDACC, in connection with our sponsored research agreement, or SRA, with MDACC; these non-cash charges were offset by $0.7 million for accretion of investments. Additionally, changes in our operating assets and liabilities primarily consisted of a $3.8 million increase in accounts payable and accrued expenses and a $1.4 million increase in deferred rent, partially offset by a $1.3 million increase in prepaid expenses and other current assets. The net change in our prepaid expenses, accounts payable and accrued expenses was due to the timing of payments while the increase in deferred rent was primarily attributable to the timing and amount of payments under two new office and laboratory leases executed in March 2019.

During the six months ended June 30, 2020, operating activities used $14.5 million of cash, primarily due to a net loss of $38.4 million, partially offset by non-cash charges of $3.1 million for stock-based compensation, $2.0 million for depreciation, $0.7 million for amortization of our operating right-of-use asset and $0.1 million for non-cash interest. Additionally, changes in our operating assets and liabilities primarily consisted of a $10.1 million increase in our operating lease liabilities, a $9.7 million increase in deferred revenue and a $3.2 million decrease in prepaid expenses and other current assets, partially offset by a $5.0 million decrease in accounts payable and accrued expenses. The net change in our prepaid expenses, accounts payable and accrued expenses was due to the timing of payments. The change in our deferred revenue was due to proceeds from our license and option agreement with Sarepta.

During the year ended December 31, 2018, operating activities used $30.6 million of cash, primarily due to a net loss of $44.5 million, partially offset by $8.1 million for the acquisition of in-process research and development in connection with the Kayla License Agreement, for which the $6.5 million cash payment is classified as an investing activity and $1.6 million of common stock is non-cash activity, and non-cash charges including $5.4 million for stock-based compensation, $1.7 million for depreciation and $0.3 million for redeemable convertible preferred stock earned by MDACC in connection with the SRA; these non-cash charges were offset by $0.6 million for accretion on investments. Additionally, changes in our operating assets and liabilities primarily consisted of a $1.5 million increase in prepaid expenses and other current assets and a $0.3 million decrease in deferred rent offset by a $0.9 million net increase in accounts payable and accrued expenses. The increase in our prepaid expenses and other current assets was primarily due to deposits made on planned manufacturing activities. The offsetting net increase in accounts payable and accrued expenses was due to an increase in payroll-related costs and an increase in amounts for external services in connection with preclinical activities. The decrease in deferred rent was primarily attributable to the timing and amount of payments under our existing office and laboratory lease.

During the year ended December 31, 2019, operating activities used $1.7 million of cash, primarily due to a net loss of $78.0 million, partially offset by $56.0 million of cash received related to the Jazz collaboration agreement, and non-cash charges including $7.2 million for stock-based compensation, $2.8 million for depreciation and $0.3 million for redeemable convertible preferred stock earned by MDACC in connection with the SRA; these non-cash charges were offset by $1.1 million for accretion on investments. Additionally, changes in our operating assets and liabilities primarily consisted of an $8.2 million increase in prepaid expenses and other current assets and an offsetting $9.8 million increase in accounts payable and accrued expenses and a $9.6 million increase in deferred rent. The increase in our prepaid expenses and other current assets was primarily due to deposits made on planned manufacturing activities and a receivable from our landlord for lease incentives under our new office lease executed in March 2019. The offsetting net increase in accounts payable and accrued expenses was due to an increase in payroll-related costs and an increase in amounts for external services in connection with preclinical activities while the increase in deferred rent was primarily related to the execution of two new office and laboratory leases in March 2019.

Investing activities

During the six months ended June 30, 2019, net cash used in investing activities was $3.6 million, consisting of $2.4 million for purchases of property and equipment and $76.7 million for purchases of investments, partially offset by maturities of short-term investments of $75.5 million. During the six months ended June 30, 2020, net cash provided by investing activities was $55.0 million, consisting of maturities of short-term investments of $73.1 million, partially offset by $18.1 million for purchases of property and equipment.

During the year ended December 31, 2018, net cash used in investing activities was $78.5 million, consisting of purchases of investments of $97.2 million using the net proceeds from the issuance of our redeemable convertible preferred stock, cash payments for purchases of in-process research and development of $6.5 million in connection with the Kayla License Agreement and $1.8 million in purchases of property and equipment, partially offset by maturities of investments of $27.0 million. During the year ended December 31, 2019, net cash used in investing activities was $11.7 million, consisting of $10.5 million for purchases of property and equipment and $130.7 million for purchases of short-term investments, partially offset by maturities of short-term investments of $129.5 million.

Financing activities

During the six months ended June 30, 2019, net cash provided by financing activities was $0.3 million, consisting of proceeds from issuance of stock in connection with the exercise of stock options. During the six months ended June 30, 2020, net cash provided by financing activities was $0.1 million, consisting of proceeds from issuance of stock in connection with the exercise of stock options.

During the year ended December 31, 2018, net cash used in financing activities was $0.1 million, consisting of payments made for costs incurred in connection with our attempted initial public offering. During the year ended December 31, 2019, net cash provided by financing activities was $9.8 million consisting of $9.5 million from proceeds for long-term debt, net of issuance costs, and $0.3 million for proceeds from the issuance of stock in connection with the exercise of stock options.

Plan of operation and future funding requirements

We expect our expenses to increase substantially in connection with our ongoing research and development activities, particularly as we initiate our planned clinical trials of exoSTING and exoIL-12 and advance our preclinical activities for our engEx development programs. In addition, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. As a result, we expect to incur substantial operating losses and negative operating cash flows for the foreseeable future.

Based on our current operating plan, we expect that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through                 . However, we have based this estimate on assumptions that may prove to be wrong and we could exhaust our capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with the development of our engEx Platform, exoSTING, exoIL-12, exoASO-STAT6 and other engEx development programs, and because the extent to which we may receive payments under our existing collaboration agreements or enter into collaborations with third parties for development of our product candidates is unknown, we may incorrectly estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our funding requirements and timing and amount of our operating expenditures will depend on many factors, including, but not limited to:

•	the rate of progress in the development of our engEx Platform, engEx product candidates and development programs;

•	the scope, progress, results and costs of preclinical studies and clinical trials for any engEx product candidates and development programs;

•	the number and characteristics of programs and technologies that we develop or may in-license;

•	the costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•

the costs necessary to obtain regulatory approvals, if any, for any approved products in the US and other jurisdictions, and the costs of post-marketing studies that could be required by regulatory authorities in jurisdictions where any such approval is obtained;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

•	the continuation of our existing strategic collaborations and licensing arrangements and entry into new collaborations and licensing arrangements;

•	the costs we incur in maintaining business operations;

•	the costs associated with being a public company;

•	the revenue, if any, received from commercial sales of our engEx product candidates for which we receive marketing approval;

•	the effect of competing technological and market developments; and

•	the extent to which we acquire or invest in businesses, products and technologies, including entering into licensing or collaboration arrangements for product candidates.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our engEx product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if ever. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives.

Adequate additional funds may not be available to us on acceptable terms, or at all. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Additional debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute your ownership interest.

If we raise additional funds through strategic collaborations or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit or terminate our product development programs or any future commercialization efforts or grant rights to develop and market product candidates to third parties that we would otherwise prefer to develop and market ourselves.

Contractual obligations

The following table summarizes our contractual obligations as of December 31, 2019 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Operating lease commitments(1)(3)(4)	$65,879	$6,030	$12,068	$12,803	$34,978
Research agreement obligations(2)	1,172	1,172	—	—	—
Long-term debt obligations(5)	10,000	—	2,442	7,558	—

Total	$77,051	$7,202	$14,510	$20,361	$34,978

(1)

Terminated effective February 2020, we leased building space at 500 Technology Square in Cambridge, Massachusetts. The amounts in the table above include the final two months of fixed contractual lease obligations.

(2)

Terminated effective December 31, 2019, we were obligated to make one final payment under our SRA with MDACC. The amounts in the table above represent this final payment paid in January 2020 in connection with the termination.

(3)

On March 5, 2019, we entered into a non-cancelable property lease for 18,707 square feet of manufacturing space in Lexington, Massachusetts. The lease term commenced in July 2019 and is expected to end in December 2029. We have the option to extend the lease twice, each for a five-year period, at market-based rent. We intend to fully occupy the space in late-2020. Included in the table above are the future minimum lease payments, which exclude operating expenses and real estate taxes. Lease payments began in January 2020 and are expected to be approximately $0.9 million in each of 2020, 2021 and 2022, $1.0 million in each of 2023 and 2024, and $5.4 million thereafter. The landlord will contribute a total of up to $1.3 million toward the cost of tenant improvements. We were required to provide a $0.4 million security deposit, which we provided in the form of a letter of credit in the favor of the landlord. These amounts are excluded from the table above.

(4)

On March 22, 2019, we entered into a non-cancelable property lease for 68,258 square feet of office and laboratory space in Cambridge, Massachusetts. The lease term commenced upon execution of the lease on March 26, 2019 and is expected to end in November 2029. We have the option to extend the lease once for a 10-year period at market-based rent. We occupied the space in February 2020 as our new corporate headquarters. Included in the table above are the future minimum lease payments, which exclude operating expenses and real estate taxes. Lease payments began in November 2019 and are expected to be approximately $4.9 million in 2020, $5.0 million in 2021, $5.2 million in 2022, $5.3 million in 2023, $5.5 million in 2024 and $29.6 million thereafter. The landlord will contribute a total of up to $12.3 million toward the cost of tenant improvements. We were required to provide a $3.7 million security deposit, which we provided in the form of a letter of credit in the favor of the landlord. These amounts are excluded from the table above.

(5)

On September 30, 2019, we entered into the Hercules Loan Agreement pursuant to which we may receive advances in four separate tranches based on specified terms and provisions, of up to an aggregate principal amount of $75.0 million. As of December 31, 2019, we received the first tranche totaling $10.0 million and paid issuance costs of $0.5 million. As of June 30, 2020, we have not drawn on the second tranche. We are obligated to pay interest-only payments through April 1, 2022 at a rate equal to the greater of (i) 9.0% plus the prime rate as reported in the Wall Street Journal less 5.25% and (ii) 9.0%. Thereafter, we are obligated to make principal payments in equal monthly installments expected to total approximately $2.4 million in 2022, $4.0 million in 2023, and $3.6 million in 2024, with final payment due in October 2024. We may prepay in whole or in part amounts due under the term loan at any time subject to a prepayment charge. The amounts above reflect only the scheduled minimum principal payments due for the initial advance of $10.0 million under the term loan. On July 24, 2020 we drew down the remaining $15.0 million available under the first tranche under the loan and security agreement, raising our total amounts borrowed under the agreement to $25.0 million.

Commencing on May 18, 2020, we entered into a sublease for 23,280 square feet of our leased space in Cambridge, Massachusetts. The term of the sublease is two years with one option to extend for one year at the sublessee’s option at a rate equal to the greater of (i) an increase of 3% of the annual rent owed by the sublessee in year two and (ii) market rent for the subleased premises. Cash receipts under the sublease are expected to be approximately $0.6 million, $1.3 million and $0.5 million for years ended December 31, 2020, 2021 and 2022, respectively, excluding reimbursement for a ratable portion of operating expenses. We remain jointly and severally liable under the terms of the head lease and therefore present the cash payments, inclusive of our obligation under the head lease for the subleased premises, in the table above. The table above does not include the rental payments expected to be received from the sublessee.

We have a license agreement with MDACC under which, pursuant to exclusive license rights granted to us under certain patents owned or co-owned by MDACC, we are obligated to pay milestone payments upon the achievement of development and regulatory milestones and the execution of sublicenses for qualifying products covered by rights granted under the agreement. MDACC is eligible to receive, on a product-by-product basis, milestone payments upon the achievement of development and regulatory milestones totaling up to $2.4 million for diagnostic products and up to $9.5 million for therapeutic products. Under this agreement, we may also be obligated to pay royalty payments on commercial products, on a product-by-product basis. Due to the variable and contingent nature of these payments, they are excluded from the table above as they are not fixed and estimable. We may terminate the license for convenience upon 180 days prior written notice to MDACC. The license automatically terminates upon our bankruptcy, if we challenge the validity or enforceability of any of the licensed patent rights, or our failure to make a number of payments in a timely manner over a specified period of time. Additionally, MDACC may terminate the license for our breach subject to certain specified cure periods.

We have a license agreement with Kayla, pursuant to which we obtained a co-exclusive worldwide, sublicensable license, under certain patent rights and to related know-how and methods to research, develop, manufacture and commercialize compounds and products covered by such patent rights in all diagnostic, prophylactic and therapeutic uses. Such license rights include certain exclusive rights to the STING agonist compound in our exoSTING product candidate. We paid Kayla an up-front payment consisting of $6.5 million in cash and issued 924,068 shares of common stock with a then fair market value of $1.6 million. Under the terms of the agreement, we are obligated to use commercially reasonable efforts to develop and commercialize products under the licensed patent rights, and are obligated to pay up to $100.0 million in cash payments and up to $13.0 million payable in shares of our common stock upon the achievement of specified clinical and regulatory milestones. The first eligible milestone, for which we will be obligated to make a nonrefundable payment to Kayla of $15.0 million in cash and $5.3 million in common stock, will occur upon the first dosing of a licensed product to the first subject in a Phase 1/2 clinical trial. In addition, we are required to pay to Kayla a percentage of the payments that we receive from sublicensees of the rights licensed to us by Kayla, excluding any royalties. We expect to dose our first patient in our planned exoSTING clinical trial in the second half of 2020. The royalty term is determined on a product-by-product and country-by-country basis and continues until the later of (i) the expiration of the last valid claim of the licensed patent rights that covers such product in such country, (ii) the loss or expiration of any period of marketing exclusivity for such product in such country, or (iii) ten years after the first commercial sale of such product in such country; provided that if the royalty is payable when no valid claim covers a given product in a given country, the royalty rate for sales of such product in such country is decreased. We do not include these variable and contingent payments in the table above as they are not fixed and estimable. We may terminate the license agreement on a licensed compound-by-licensed compound basis and on a region-by region basis for any reason upon 30 days prior written notice to Kayla. We or Kayla may terminate the license agreement for the other’s material breach that remains uncured for 60 days after receiving notice thereof.

We have agreements with certain vendors for various services, including services related to preclinical operations and support, for which we are not contractually able to terminate for convenience and avoid any and all future obligations to the vendors. Certain agreements provide for termination rights subject to termination fees or wind down costs. Under such agreements, we are contractually obligated to make certain payments to vendors, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation. The exact amounts of such obligations are dependent on the timing of termination, and the exact terms of the relevant agreement and cannot be reasonably estimated. We do not include these payments in the table above as they are not fixed and estimable.

Off-balance sheet arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical accounting policies and significant judgments and estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the US, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenues recognized and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies used in the preparation of our consolidated financial statements require the most significant judgments and estimates.

Revenue recognition

To date, we have entered into a collaboration and license arrangement with Jazz for the research, development and commercialization of product candidates and a research and option agreement with Sarepta for the design and development of product candidates, from which we expect to generate revenue in the foreseeable future. Accordingly, the contracts with our customers include promises related to licenses of intellectual property, research and development services and options to purchase additional goods and/or services. We recognize revenue in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers (ASC 606). The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods and/or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and/or services. To determine the appropriate amount of revenue to be recognized, we perform the following steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) each performance obligation is satisfied.

Pursuant to the guidance in ASC 606, we account for a contract with a customer that is within the scope of ASC 606 when all of the following criteria are met: (i) the arrangement has been approved by the parties and the parties are committed to perform their respective obligations, (ii) each party’s rights regarding the goods and/or services to be transferred can be identified, (iii) the payment terms for the goods and/or services to be transferred can be identified, (iv) the arrangement has commercial substance and (v) collection of substantially all of the consideration to which we will be entitled in exchange for the goods and/or services that will be transferred to the customer is probable.

We assess the goods and/or services promised within a contract which contains multiple promises to evaluate which promises are distinct. Promises are considered to be distinct and therefore, accounted for as separate performance obligations, provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and (ii) the promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. We determine that a customer can benefit from a good or service if it could be used, consumed, sold for an amount that is greater than scrap value, or otherwise held in a way that generates economic benefits. Factors that are considered in determining whether or not two or more promises are not separately identifiable include, but are not limited to, the following: (i) we provide a significant service of integrating goods and/or services with other goods and/or services promised in the contract, (ii) one or more of the goods and/or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods and/or services promised in the contract and (iii) the goods and/or services are highly interdependent or highly interrelated. Individual goods or services (or bundles of goods and/or services) that meet both criteria for being distinct are accounted for as separate performance obligations. Promises that are not distinct at contract inception are combined into a single performance obligation. Options to acquire additional goods and/or services are evaluated to determine if such option provides a material right to the customer that it would not have received without entering into the contract. If so, the option is accounted for as a separate performance obligation. If not, the option is considered a marketing offer which would be accounted for as a separate contract upon the customer’s election.

The terms of our arrangements include the payment of one or more of the following: (i) non-refundable, up-front fees, (ii) cost reimbursements, (iii) development, regulatory and commercial milestone payments, (iv) royalties on net sales of licensed products and (v) profit share for co-commercialized products. The transaction price is generally comprised of fixed fees due at contract inception and an estimate of variable consideration for cost reimbursements and milestone payments due upon the achievement of specified events. Additionally, we may earn sales milestones, tiered royalties earned when the licensee recognizes net sales of licensed products and potentially profit share related to co-commercialized products. We measure the transaction price based on the amount of consideration to which we expect to be entitled in exchange for transferring the promised goods and/or services to the customer. We utilize either the expected value method or the most likely amount method to estimate the amount of variable consideration, depending on which method is expected to better predict the amount of consideration to which we will be entitled. Amounts of variable consideration are included in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. With respect to development and regulatory milestone payments, at the inception of the arrangement, we evaluate whether the associated event is considered probable of achievement and estimate the amount to be included in the transaction price using the most likely amount method. As part of the evaluation for development milestone payments, we consider several factors, including the stage of development of the targets included in the arrangement, the risk associated with the remaining development work required to achieve the milestone and whether or not the achievement of the milestone is within our control. Milestone payments that are not within our control or the control of the licensee, such as those dependent upon receipt of regulatory approval, are not considered to be probable of achievement until the triggering event occurs. With respect to sales-based royalties and profit share payments, including milestone payments based upon the achievement of a certain level of product sales, wherein the license is deemed to be the sole or predominant item to which the payments relate, we recognize revenue upon the later of: (i) when the related sales occur or (ii) when the performance obligation to which some or all of the payment has been allocated has been satisfied (or partially satisfied). To date, we have not recognized any development, regulatory or commercial milestones, royalty or profit share revenue resulting from our arrangements with customers. We considered the existence of a significant financing component in our arrangements and have determined that a significant financing component does not exist due to the applicability of available practical expedients, existence of substantive business purposes and/or presence of other compelling factors. We update our assessment of the estimated transaction price, including the constraint on variable consideration, at the end of each reporting period and as uncertain events are resolved or other changes in circumstances occur. Any adjustments to the transaction price are recorded on a cumulative catch-up basis, which would affect revenue and net loss in the period of adjustment.

We generally allocate the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis. However, certain components of variable consideration are allocated specifically to one or more particular performance obligations to the extent both of the following criteria are met: (i) the terms of the payment relate specifically to the efforts to satisfy the performance obligation or transfer the distinct good or service and (ii) allocating the variable amount of consideration entirely to the performance obligation or the distinct good or service is consistent with the allocation objective of the standard whereby the amount allocated depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services. We develop assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract. The key assumptions utilized in determining the standalone selling price for the performance obligations may include forecasted revenues, development timelines, estimated research and development costs, discount rates, other comparable transactions, likelihood of exercise and probabilities of technical and regulatory success.

Revenue is recognized based on the amount of the transaction price that is allocated to each respective performance obligation when or as the performance obligation is satisfied by transferring a promised good and/or service to the customer. For performance obligations that are satisfied at a point in time, we recognize revenue when control of the goods and/or services is transferred to the customer. For performance obligations that are satisfied over time, we recognize revenue by measuring the progress toward complete satisfaction of the performance obligation using a single method of measuring progress which depicts the performance in transferring control of the associated goods and/or services to the customer. We generally use input methods to measure the progress toward the complete satisfaction of performance obligations satisfied over time. With respect to promises related to licenses to intellectual property that is determined to be distinct from the other performance obligations identified in the arrangement, we recognize revenue from amounts allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. We evaluate the measure of progress each reporting period and, if necessary, adjust the measure of performance and related revenue recognition. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and net loss in the period of adjustment.

Research and development expenses and related accruals

Research and development expenses include costs directly attributable to the conduct of research and development programs, including personnel-related expenses such as salaries, benefits, and stock-based compensation expense, materials, supplies, depreciation on and maintenance of research equipment, manufacturing and external costs related to outside vendors engaged to conduct preclinical studies and the allocable portions of facility costs, such as rent, utilities, repairs and maintenance, depreciation, and general support services. All costs associated with research and development activities are expensed as incurred.

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated costs incurred for the services when we have not yet been invoiced or otherwise notified of the actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. Examples of estimated accrued research and development expenses include fees paid to:

•	CROs in connection with performing research services and preclinical studies;

•	other providers and vendors in connection with preclinical development activities; and

•	vendors related to product manufacturing, development and distribution of preclinical supplies.

Acquired in-process research and development (IPR&D)

If we acquire an asset or group of assets under an in-licensing arrangement that do not meet the definition of a business under FASB ASC Topic 805, Business Combinations (ASC 805), and the acquired IPR&D does not have an alternative future use, it is expensed on its acquisition date in accordance with guidance in FASB ASC Topic 730, Research and Development (ASC 730). Contingent payments for the assets acquired are expensed or capitalized based on the nature of the associated asset at the date the related contingency is resolved.

Stock-based compensation

We issue stock-based awards to employees, directors and non-employee consultants and founders, generally in the form of stock options and restricted stock. We account for our stock-based compensation awards in accordance with FASB ASC Topic 718, Compensation—Stock Compensation (ASC 718). ASC 718 requires all share-based payments to employees and qualifying directors to be recognized as expense based on the fair value on the date of grant. On January 1, 2019, we early adopted ASU No. 2018-07, Compensation—Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting (ASU 2018-07), which expands the scope of ASC 718 to include share-based payments to non-employees. In connection with our adoption of ASU 2018-07, we establish the fair value of share-based payments to non-employees at the adoption date for existing awards, and at the grant date for new awards. Prior to the adoption of ASU 2018-07, we accounted for our stock-based compensation awards to non-employees in accordance with FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees (ASC 505-50). ASC 505-50 required the fair value of non-employee awards to be remeasured at each reporting period prior to completion of the service, based on the then-current fair value.

We primarily issue stock options and restricted stock with service-based vesting conditions. Compensation expense related to awards to employees, directors and non-employees with service-based vesting conditions is recognized on a straight-line basis based on the grant date fair value over the associated requisite service period of the award, which is generally the vesting term. For awards to employees with performance-based vesting conditions and/or market-based conditions, we recognize expense based on the grant date fair value over the associated requisite service period of the award using the accelerated attribution model if, and to the extent that, achievement of the performance condition is determined to be probable. The cumulative effect on current and prior periods of a change in the estimated time to vesting for awards that contain performance-based conditions will be recognized as compensation cost in the current period. We recognize forfeitures as they occur.

We classify stock-based compensation expense in our consolidated statements of operations in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified. In future periods, we expect stock-based compensation expense to increase, due in part to our existing unrecognized stock-based compensation expense and as we grant additional stock-based awards to continue to attract and retain our employees.

Fair value of stock-based awards

We determine the fair value of restricted stock awards in reference to the fair value of our common stock less any applicable purchase price. We estimate the fair value of our stock options granted with service-based and/or performance-based vesting conditions using the Black-Scholes option pricing model, which requires inputs of subjective assumptions, including: (i) the expected volatility of our common stock, (ii) the expected term of the award, (iii) the risk-free interest rate, (iv) expected dividends and (v) the fair value of our common stock. Due to the lack of a public market for the trading of our common stock and a lack of company-specific historical and implied volatility data, we base the estimate of expected volatility on the historical volatilities of a representative group of publicly traded guideline companies. For these analyses, we select companies with comparable characteristics to ours and with historical share price information that approximates the expected term of the stock-based awards. We compute the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period that approximates the calculated expected term of our stock options. We will continue to apply this method until a sufficient amount of historical information regarding the volatility of our own stock price becomes available. We estimate the expected term of our stock options granted to employees and directors using the simplified method, whereby the expected term equals the average of the vesting term and the original contractual term of the option. We utilize this method as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. Similarly, following the adoption of ASU 2018-07 on January 1, 2019, we have elected to use the expected term for stock options granted to non-employees, using the simplified method, as the basis for the expected term assumption. However, we may elect to use either the contractual term or the expected term for stock options granted to non-employees, on an award-by-award basis. Prior to the adoption of ASU 2018-07, for stock options granted to non-employees, we utilized the contractual term of the option as the basis for the expected term assumption. For the determination of the risk-free interest rates, we utilize the US Treasury yield curve for instruments in effect at the time of measurement with a term commensurate with the expected term assumption. The expected dividend yield is assumed to be zero as we have never paid dividends and do not have current plans to pay any dividends on our common stock. Historically, for periods prior to this offering, the fair value of our equity instruments underlying our stock-based awards was determined on each grant date by our board of directors, or the compensation committee thereof, based on valuation estimates from management considering our most recently available independent third-party valuation of our equity instruments. Our board of directors, or the compensation committee thereof, also assessed and considered, with input from management, additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the grant date.

We estimate the fair value of stock options granted with market conditions using a Monte Carlo simulation approach. The Monte Carlo simulation approach contemplates various scenarios under which the specified market conditions could be achieved, which requires inputs of subjective assumptions, including the expected volatility of our stock price and interest rates to generate potential future outcomes. These variables are projected based on our historical data, experience, and other factors.

Determination of fair value of common stock

As there has been no public market for our common stock prior to this offering, the fair values of the shares of common stock underlying our stock-based awards were determined on each grant date by our board of directors, or compensation committee thereof, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’, or compensation committee’s, assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Historically, these independent third-party valuations of our equity instruments were performed contemporaneously with identified value inflection points.

The independent third-party valuations were prepared in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, the Probability-Weighted Expected Return Method, or PWERM, and the Option-Pricing Method, or OPM, were the most appropriate methods for determining the fair value of our common stock, based on our stage of development and other relevant factors. Our valuations subsequent to December 15, 2016 were based on market approaches using the hybrid method, which is a combination of the PWERM and the OPM, to allocate the value to the equity securities, and a previous valuation was based on the Recent Transactions Method utilizing the OPM to allocate the equity value to the respective share classes.

In addition to considering the results of these third-party valuations, our board of directors, or compensation committee thereof, considered various objective and subjective factors to determine the fair value of our equity instruments as of each grant date, which may be later than the most recently available third-party valuation date, including:

•	the lack of liquidity of our equity as a private company;

•

the prices of our redeemable convertible preferred stock sold to or exchanged between outside investors in arm’s length transactions, and the rights, preferences, and privileges of our redeemable convertible preferred stock as compared to those of our common stock, including the liquidation preferences of our redeemable convertible preferred stock;

•	the progress of our research and development efforts, including the status of preclinical studies for our engEx exosomes and product candidates;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	the achievement of enterprise milestones, including entering into strategic alliance and license agreements;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	any external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our Company, given prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

For financial statement purposes, we performed common stock valuations at various dates, which resulted in valuations of our common stock of $1.89 per share as of January 2, 2019, $2.06 per share as of January 17, 2019, $2.80 per share as of March 6, 2019, $3.11 per share as of April 3, 2019, $1.31 per share as of July 1, 2019, $1.96 per share as of June 19, 2020 and $2.15 per share as of July 14, 2020. There are significant judgments and estimates inherent in these valuations. These judgments and estimates include assumptions regarding our future operating performance, the stage of development of our product candidates, the timing of a potential IPO or other liquidity event and the determination of the appropriate valuation methodology at each valuation date. If we had made different assumptions, our stock-based compensation expense, net loss attributable to common stockholders and net loss per share attributable to common stockholders could have been significantly different.

Once a public trading market for our common stock has been established in connection with the consummation of this offering, it will no longer be necessary for our board of directors, or committee thereof, to estimate the fair value of our common stock in connection with our accounting for granted stock options and restricted stock, as the fair value of our common stock will be determined based on its trading price on the Nasdaq Global Select Market.

Valuation methodologies

Our common stock valuations were performed using the OPM or the hybrid method. The method selected was based on availability and the quality of information to develop the assumptions for the methodology.

OPM.    The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preferences at the time of a liquidity event, such as a strategic sale or merger. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock liquidation preference is paid.

The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the fair values of securities as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities.

PWERM.    Under the PWERM methodology, the fair value of common stock is estimated based upon an analysis of future values for the enterprise, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.

Hybrid method.    The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM. In the hybrid method used by us for our January 2, 2019, January 17, 2019, March 6, 2019, April 3, 2019, July 1, 2019, June 19, 2020 and July 14, 2020 valuations, two types of future-event scenarios were considered: an IPO and a scenario where a liquidity event is achieved where all shareholders benefit. The enterprise value for the IPO scenario was determined using a market approach, the Guideline IPO Transactions Method. The enterprise value for the liquidity event scenario was determined using the Guideline Transactions Method. The relative probability of each type of future-event scenario was determined by our board of directors based on an analysis of performance and market conditions at the time, including then-current IPO valuations of similarly situated companies, and expectations as to the timing and likely prospects of the future-event scenarios.

Grants of stock-based awards

The following table summarizes by grant date and type of award, the number of equity awards granted since January 1, 2019, the per share exercise price, the fair value of common stock on each grant date, and the per share estimated fair value of the awards:

GRANT DATE	TYPE OF AWARD	NUMBER OF SHARES	EXERCISE PRICE PER SHARE	FAIR VALUE OF COMMON STOCK PER SHARE ON GRANT DATE(1)	ESTIMATED FAIR VALUE PER SHARE OF AWARDS(2)
January 15, 2019	Options	2,303,888	$1.89	$1.89	$1.20
February 11, 2019	Options	2,821,710	$2.06	$2.06	$1.31
March 14, 2019	Options	1,501,000	$2.80	$2.80	$1.77
April 16, 2019	Options	1,071,000	$3.11	$3.11	$1.96
July 24, 2019	Options	200,000	$1.31	$1.31	$0.82
July 31, 2019	Options	4,366,000	$1.31	$1.31	$0.82
September 4, 2019	Options	688,000	$1.31	$1.31	$0.81
October 2, 2019	Options	119,000	$1.31	$1.31	$0.81
November 6, 2019	Options	298,000	$1.31	$1.31	$0.81
December 13, 2019	Options	250,000	$1.31	$1.31	$0.81
January 9, 2020	Options	625,000	$1.31	$1.31	$0.81
January 16, 2020	Options	575,500	$1.31	$1.31	$0.81
March 4, 2020	Options	70,000	$1.31	$1.31	$0.80
March 10, 2020	Options	50,000	$1.31	$1.31	$0.80
April 1, 2020	Options	175,000	$1.31	$1.31	$0.80
May 2, 2020	Options	175,000	$1.31	$1.31	$0.80
July 2, 2020	Options	1,300,000	$1.96	$1.96	$1.21
July 6, 2020	Options	1,532,000	$1.96	$1.96	$1.20
August 5, 2020	Options	70,000	$2.15	$2.15	$1.31

(1)

The fair value of common stock per share on grant date represents the fair value of common stock per share on the date of the award grant and does not reflect any subsequent modifications of the awards that may have occurred.

(2)

The estimated fair value per share of the awards represents our measurement of the weighted-average fair value of option grants using the Black-Scholes model and does not reflect any subsequent modifications of the awards that may have occurred.

Option repricing

On July 1, 2019, our board of directors determined the fair value of our common stock to be $1.31 per share. The fair value represented a decrease in the fair value of our common stock as previously measured between December 2018 and June 2019, driven primarily by the change in our estimate of the probability of an initial public offering scenario in light of our withdrawn initial public offering that occurred in June 2019. On July 24, 2019, our board of directors approved a repricing of stock options previously granted at an exercise price greater than $1.31 per share. The modification affected stock options to purchase a total of 8,514,098 shares of our common stock, net of forfeitures, granted on December 13, 2018, January 15, 2019, February 11, 2019, March 14, 2019 and April 16, 2019. The total incremental expense related to the repricing for all awards was $1.2 million. Each modified award was valued on the modification date of July 24, 2019. We will recognize the unamortized compensation expense related to the original award plus the incremental compensation expense of the modified award over the remaining requisite vesting period. The repriced awards were all unvested as of the modification date and none of the vesting terms were modified.

JOBS Act and emerging growth company status

In April 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was enacted. As an emerging growth company, or EGC, under the JOBS Act, we may delay the adoption of certain accounting standards until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the JOBS Act for EGCs include presentation of only two years of audited financial statements in a registration statement for an initial public offering, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, and less extensive disclosure about our executive compensation arrangements. We have elected to avail ourselves of the exemption regarding the timing of the adoption of accounting standards and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not EGCs.

We will remain classified as an EGC until the earlier of: (i) the last day of our first fiscal year in which we have total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of completion of this offering, (iii) the date on which we have issued more than $1.0 billion of non-convertible debt instruments during the previous three fiscal years, or (iv) the date on which we are deemed a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding equity securities held by non-affiliates.

Recently issued accounting pronouncements

We have reviewed all recently issued standards and have determined that, other than as disclosed in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.

Quantitative and qualitative disclosures about market risks

Interest rate fluctuation risk

We are exposed to market risk related to changes in interest rates. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of US interest rates, particularly because our cash equivalents are primarily invested in short-term US Treasury obligations, and our Term Loan Facility bears interest at a variable rate.

Given the short-term nature of the instruments in our portfolio, an immediate change in market interest rates of 100 basis points would not have a material impact on the fair market value of our portfolio or on our financial position or results of operations.

Our Term Loan Facility bears interest at a rate equal to the greater of (i) 9.0% plus the prime rate as reported in the Wall Street Journal less 5.25% and (ii) 9.0%. Accordingly, increases in such prime rate could increase our interest payments under the Term Loan Facility. An increase of 100 basis points in the interest rate of the Term Loan Facility would not have a material impact on our financial position or results of operations.

Foreign currency fluctuation risk

We are not currently exposed to significant market risk related to changes in foreign currency exchange rates; however, we have contracted with and may continue to contract with foreign vendors. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

Inflation fluctuation risk

Inflation generally affects us by increasing our cost of labor. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2018 or 2019 or the six months ended June 30, 2019 or 2020.

BUSINESS

Overview

We are a development-stage biopharmaceutical company focused on pioneering the development of exosome-based therapeutics, a new class of medicines with the potential to transform the treatment of a wide spectrum of diseases with high unmet medical need. Exosomes have evolved as a intercellular transfer mechanisms for complex, biologically active macromolecules and have emerged in recent years as a compelling potential drug delivery vehicle. By leveraging our deep understanding of exosome biology, we have developed our engineering and manufacturing platform, or engEx Platform, to expand upon the innate properties of exosomes to design, engineer and manufacture novel exosome therapeutics. We have utilized our engEx Platform to generate a deep pipeline of engineered exosomes, or engEx exosomes, aimed at treating a broad range of diseases, including oncology, neuro-oncology, neurology, neuromuscular disease, infectious disease and rare disease. Our lead product candidates, exoSTING and exoIL-12, are being developed to address solid tumors and we expect to enter clinical trials in the second half of 2020. We have multiple preclinical and discovery programs that we are advancing either independently or through our strategic collaborations with Jazz Pharmaceuticals Ireland Limited and Sarepta Therapeutics, Inc.

Exosomes are naturally occurring, extracellular vesicles that have evolved as an intercellular messenger system to protect and deliver functional macromolecules, including nucleic acids, proteins, lipids and carbohydrates, between cells. These targeted messengers can transport and protect complex biologically active molecules that alter the function of recipient cells. The intrinsic immune-silent properties of exosomes, the ability to manipulate cell selectivity, or tropism, through exosome engineering and the ability for exosomes to deliver a broad range of payload options are distinct characteristics that support the potential of exosomes to serve as the foundation of a new class of medicines.

We designed our engEx Platform with two strategic priorities in mind: first, to develop exosome therapeutics engineered to deliver a broad set of biologically active drug molecules on the surface or inside the lumen of the exosome; and second, to manufacture exosomes reproducibly and at scale to pharmaceutical standards.

Our scientists have identified two exosomal proteins, PTGFRN and BASP1, that serve as scaffolds to enable our proprietary exosome engineering methods. Using our engEx Platform, we have demonstrated preclinically our ability to engineer exosomes to incorporate various types of biologically active drug molecules, either on the exosome surface, using PTGFRN as a scaffold, or inside the lumen of the exosome, using BASP1 as a scaffold, to target membrane or cytoplasmic and nuclear drug targets in specific cells. We believe that our engEx exosomes are uniquely positioned to enable specific targeting of critical cells and cellular pathways and thereby reduce off-target toxicity, which together enhance the therapeutic index for a wide array of drug types and therapeutic approaches.

Our current pipeline of engEx product candidates and discovery programs is shown below.

Expanding Pipeline of Proprietary Exosome Therapeutic Candidates

We are diversifying our development efforts with our engEx Platform across various therapeutic indications. Our initial engEx product candidates focus on two well-validated pathways in oncology, stimulator of interferon genes, or STING, agonism and the cytokine interleukin-12, or IL-12, engagement, and both candidates are expected to enter clinical trials for a variety of solid tumors in the second half of 2020.

Our lead program, exoSTING, is an exosome therapeutic candidate engineered with our engEx Platform to carry our proprietary STING agonist inside the lumen of the exosome while expressing high levels of PTGFRN on the exosome surface to facilitate specific uptake in tumor-resident antigen-presenting cells, or APCs. We are developing exoSTING for the treatment of multiple solid tumors enriched in the target APCs, initially focused on metastatic head and neck squamous cell cancer, or HNSCC, triple-negative breast cancer, or TNBC, cutaneous squamous cell carcinoma, or cSCC, and anaplastic thyroid carcinoma, or ATC. exoSTING, which we believe has a best-in-class profile, has demonstrated encouraging preclinical activity and we expect to initiate a Phase 1/2 clinical trial in the second half of 2020, and anticipate safety, biomarker and preliminary efficacy data by mid-2021.

Our second program, exoIL-12, is an exosome engineered using our engEx Platform to display IL-12 in a fully active form on the surface of the engEx exosome. PTGFRN is used as a scaffold to display IL-12 on the exosome surface which enables engagement of the IL-12 receptor on immune effector cells. We are developing exoIL-12 for the treatment of solid tumors where engagement of the IL-12 pathway has been well-characterized, such as melanoma, Merkel cell carcinoma, or MCC, Kaposi sarcoma, glioblastoma, or GBM, and TNBC. We are initially focused on early stage cutaneous T cell lymphoma, or CTCL. exoIL-12, which we believe has a best-in-class profile, has demonstrated encouraging preclinical activity and we expect to initiate a Phase 1 trial in the second half of 2020. Results from our planned single ascending dose portion of our Phase 1 clinical trial of exoIL-12 in healthy volunteers are expected by year-end 2020. We expect to see safety, biomarker and preliminary efficacy results from the planned repeat dose portion of our Phase 1 clinical trial in CTCL patients of exoIL-12 in mid-2021.

Our third program, exoASO-STAT6, is an exosome engineered using our engEx Platform to overexpress PTGFRN to selectively target uptake in M2-polarized tumor-associated-macrophages, or TAMs. The drug modality carried by exoASO-STAT6 is an antisense oligonucleotide, or ASO, targeting the STAT6 transcription factor and is linked to the exosome surface. We plan to initially develop exoASO-STAT6 for primary and metastatic cancers of the liver, such as hepatocellular carcinoma, or HCC, pancreatic ductal adenocarcinoma, or PDAC, colorectal carcinoma, or CRC, and ovarian cancer. We are also exploring the utility of exoASO-STAT6 in GBM and leptomeningeal cancer disease, or LMD, and may further expand our development efforts into these M2-rich, intractable tumors of the central nervous system, or CNS.

The versatility of the engEx Platform has led to a deep pipeline with the potential to address diseases across a broad range of therapeutic areas. Preclinical activities of potential engEx product candidates in oncology, neuro-oncology, neurology, neuromuscular disease and infectious disease are underway.

We have entered into strategic collaborations with Jazz Pharmaceuticals Ireland Limited, or Jazz, and Sarepta Therapeutics, Inc., or Sarepta, to initiate new programs and bolster our engEx Platform, while retaining meaningful economics, and in the case of Jazz, meaningful commercialization rights. Our collaboration with Jazz is focused on the research, development and commercialization of exosome therapeutics to treat cancer, directed at up to five targets to be developed using our engEx Platform. As part of the agreement, Jazz paid us an upfront payment of $56.0 million. We are eligible to receive up to approximately $200.0 million in milestone payments per target plus tiered royalties on worldwide sales. Our collaboration with Sarepta is focused on the use of exosomes for non-viral delivery of adeno-associated virus, or AAV, gene-editing and RNA therapeutics to address five agreed targets associated with neuromuscular diseases. As part of the agreement, Sarepta paid us an upfront payment of $10.0 million. Should Sarepta wish to exercise its option with respect to a target, there is a $12.5 million option exercise fee for each target. Under the terms of the license agreement to be entered into upon such exercise, we will be eligible to receive a total of $192.5 million in development and regulatory milestones per target plus tiered royalties on worldwide sales. One of the selected targets is eligible to generate additional milestone payments on the achievement of certain development and regulatory milestones.

Founding of Codiak BioSciences

ARCH Venture Partners

We were co-founded by ARCH Venture Partners, a preeminent venture fund that catalyzes discoveries seeking to prevent, detect and cure diseases. Identifying exosomes as a possible platform for the development of multiple therapeutic products, ARCH Venture Partners incorporated Codiak in June 2015, negotiated a license agreement and sponsored research agreement with The University of Texas MD Anderson Cancer Center and Raghu Kalluri, M.D., Ph.D., and recruited executives, including Douglas Williams, Ph.D., our President and Chief Executive Officer, and Linda Bain, our Chief Financial Officer. ARCH Venture Partners also led efforts to organize our financing syndicate for our Series A and Series B financings and negotiated the combination with VL27, Inc. concurrent with our Series A financing in November 2015.

Flagship Pioneering

We were co-founded by Flagship Pioneering, which conceives, creates, resources, and develops first-in-category life sciences companies to transform human health and sustainability. In 2013 and 2014, members of the firm’s FlagshipLabs innovation unit were conducting explorations into cellular therapies through which they uncovered exosomes as a promising adjacent opportunity. The team recognized exosomes as a ubiquitous, natural and powerful mode of cellular communication; one that could not only harbor complex biological information, but also specifically engage with and enter cells of interest in vivo. These features of exosomes suggested a broad capability for creating novel therapeutics with high potency and perhaps little to no off-tissue effects, and with the ability to drug heretofore undruggable or inaccessible targets. The Flagship team further conceived that many of the tools they were exploring for cell engineering could also be used to modify exosome-producer cell lines with surface or luminal proteins and RNA molecules, which would in turn generate precision exosomes designed for targeted therapeutic applications. Flagship founded VL27 to hold the intellectual property estate established by FlagshipLabs. Upon the financing of Codiak in November 2015, VL27 merged into Codiak.

Our strategy

Our vision is to establish Codiak as a leader in the emerging field of exosomal therapeutics by building a fully integrated biopharmaceutical company utilizing our novel engEx Platform to pioneer the discovery, development and commercialization of engineered exosome therapeutics that can have a transformative impact on the treatment of a wide spectrum of diseases with high unmet medical need. To achieve our vision, we are executing a strategy with the following key elements:

•

Establish engineered exosomes as a new and important class of biologic medicines for the treatment of a broad range of diseases. We have developed our engEx Platform to expand upon the innate properties of exosomes to pioneer a new class of medicines. Our deep understanding of the biodistribution of both natural and our engEx exosomes and our ability to engineer the exosome surface to incorporate various complex macromolecules, enables us to direct our engEx exosomes to specific cell types across various routes of administration. We believe this ability to purposely direct the tropism of our engEx exosomes expands the opportunities and applications of our engEx Platform to a much wider group of cells within the body than other delivery approaches. We believe the versatility of our engEx Platform may enable us to treat a broad range of diseases and establish ourselves as a differentiated leader in this emerging field.

•

Advance our wholly owned engEx product candidates through clinical development. We believe our initial engEx product candidates, exoSTING and exoIL-12, have the potential to address significant unmet medical needs. We plan to initiate clinical development of exoSTING and exoIL-12 in the second half of 2020 for the treatment of a variety of solid tumors. Results from the planned single ascending dose portion of our Phase 1 clinical trial of exoIL-12 in healthy volunteers are expected by year end 2020. We expect to see safety, biomarker and preliminary efficacy results from our initial clinical trials of exoSTING and exoIL-12 in mid-2021. We believe these engEx product candidates have significant differentiation from competitive programs and plan to advance these engEx product candidates through clinical development and regulatory approval toward commercialization in order to bring these potential therapies to patients in need.

•

Utilize our engEx Platform to develop additional novel engEx product candidates to address a broad range of indications and therapeutic areas. We plan to advance our ongoing engEx development programs, identify new development programs within the drug modalities currently supported by our engEx Platform and work to unlock the potential of our engEx Platform to incorporate new drug modalities into our engEx exosomes. For example, we expect to initiate clinical development of exoASO-STAT6 in the second half of 2021 for the treatment of a variety of solid tumors. We intend to leverage our technology and insights to develop treatments for a number of severe or life-threatening diseases across multiple therapeutic areas where we believe engEx product candidates can have a transformative impact.

•

Expand into therapeutic areas of high unmet need where our engEx Platform offers unique advantages. We believe that the inherent properties of exosomes, as harnessed using our engEx Platform, have the potential to overcome many drug delivery challenges and enable the development of novel therapies that can treat cellular targets and pathways that have been difficult to address with other therapeutic approaches. Furthermore, we believe our engEx Platform may expand the value of several established drug modalities, such as nucleic acid therapeutics, including ASO, siRNA, miRNA, mRNA, gene therapy and gene editing, to engage targets in a broader range of tissues and cells than the limited set of cells and tissues that currently can effectively be targeted.

•

Maintain our competitive advantage as a leader in manufacturing engineered exosomes. Since our inception, we have made significant investments in our engineered exosome manufacturing capabilities as we recognized that being able to manufacture engineered exosomes reproducibly and at scale to state-of-the-art pharmaceutical standards would be critical to harnessing exosomes to develop novel exosome therapeutics. Using our proprietary manufacturing technologies, we have successfully produced clinical material for our initial exosome therapeutic candidates. Moreover, we are establishing our own in-house Phase 1/2 clinical manufacturing facility, which is scheduled to be operational in the second half of 2020, will incorporate our proprietary processes and allow for the production of scalable quantities of our engEx exosomes to support the initial stages of drug discovery through clinical proof of concept studies for ourselves and our collaboration partners. We believe our proprietary manufacturing processes and in-house facility will provide flexibility relative to timing of clinical trials, enhance the speed with which we can incorporate advances into our manufacturing processes, reduce the costs of manufacturing and enhance our intellectual property position.

•

Selectively execute strategic collaborations to maximize the potential of our engEx Platform. Given the breadth of opportunities for exosome-based therapeutics and the versatility of our engEx Platform, we may enter into corporate and academic collaborations intended to advance and accelerate our engEx development programs, expand into new therapeutic areas and enhance the capabilities of our engEx Platform. We have entered into strategic collaborations with Jazz and Sarepta to initiate new programs and broaden our engEx Platform, while retaining meaningful economics, and in the case of Jazz, meaningful commercialization rights. We have also partnered with world-class academic labs, including The Ragon Institute of MGH, MIT and Harvard, and Washington University in St. Louis, to explore the potential of our engEx Platform to generate therapeutics as well as preventative vaccines in oncology, neurology and viral pandemics.

Our pipeline

Our engEx Platform has generated a broad pipeline of engEx product candidates that we believe can have a transformative impact on the treatment of a wide spectrum of diseases with high unmet medical need, including in oncology, neuro-oncology, neurology, neuromuscular disease, infectious disease and rare disease.

Our current pipeline of engEx product candidates and discovery programs is shown below.

Expanding Pipeline of Proprietary Exosome Therapeutic Candidates

Our focus—leveraging innate properties of exosomes for targeted therapeutic delivery

Exosomes are naturally occurring, extracellular vesicles that have evolved as an intercellular messenger system to protect and deliver functional macromolecules, including nucleic acids, proteins, lipids and carbohydrates, between cells. They can be found in all tissues and biological fluids and it is believed that all cells have the capacity to make, secrete and receive exosomes. Exosomes can promote a change in the biological functions of recipient cells either by protein-to-protein signaling at the target cell surface or according to molecular instructions contained in the interior, or lumen, of the exosome and conveyed by cellular uptake into the cytoplasm or nucleus of the recipient cell where those molecules can engage with the appropriate signaling pathways.

Based on scientific literature, exosomes are known to facilitate maintenance of homeostasis by transmitting messages between cells, both in the local environment as well as systemically. In contrast, during disease, the quantity and composition of exosomes change and exosomes can play important roles in a broad range of diseases, either accentuating or alleviating disease, as well as in altering response to disease treatment.

Exosomes have emerged in recent years as a potential drug delivery vehicle to capitalize on their evolution as intercellular transfer mechanisms for complex, biologically active macromolecules. The size, structure and many functions of exosomes are similar to viruses and their natural capacity to deliver functional nucleic acid payloads has made exosomes an attractive non-viral system to optimize delivery of nucleic acids and numerous other payloads, such as peptides, proteins, antibodies, growth factors, enzymes, small molecules and vaccine antigens. Moreover, based upon available preclinical and early clinical experience, exosomes are believed to be intrinsically “immune-silent”, meaning that the body does not recognize them as foreign and does not elicit an immune-response against them, thus potentially allowing for repeat dosing of allogeneic exosomes. This property of repeat dosing of allogeneic exosomes is supported by our preclinical data as well as a number of clinical trials conducted by others in the past several years. In fact, even though blood products are typed for ABO, they contain large numbers of allogeneic exosomes and single or multiple doses have not been associated with unwanted immune-response.

We believe that exosome-based therapies have the potential to transform therapeutics across multiple drug types and therapeutic areas. The following distinct characteristics of exosomes support their potential to serve as the foundation of a new class of medicines:

•	inherent immune-silent properties and utilization of a single cell line for exosome engineering and manufacturing enables off-the-shelf drug design and delivery;

•	ability to manipulate cell tropism through engineering allows for a high degree of versatility, enabling selective cell type and tissue targeting and reduction of off-target toxicity; and

•

potential to deliver a broad range of biologically active drug molecules, alone or in combination, ranging from small molecules to oligonucleotides and proteins, and the natural lipid nanoparticle membrane protects macromolecules inside the lumen.

We believe that the inherent properties of exosomes, as harnessed using our engEx Platform, have the potential to overcome many drug delivery challenges and enable the development of novel therapies that can address cellular targets and pathways that have essentially been undruggable with other therapeutic approaches.

Our engEx Platform

The key features and capabilities of our engEx Platform include our ability to:

•

Harness Inherent Exosome Biology. We leverage the inherent biology, function and tolerability profile of exosomes to engineer non-viral drug delivery vehicles that are designed to carry and protect potent drug molecules, provide selective delivery and elicit the desired pharmacology at the desired tissue and cellular sites.

•

Engineer Cell-Specific Targeting. We can engineer exosomes to purposely direct tropism and distribution by carrying specific targeting moieties, such as proteins, antibodies (and antibody fragments) and peptides, individually or in combination, on the surface of the exosome.

•

Optimize Delivery. We seek to deliver our engEx exosomes, by engineering the exosome surface or lumen and by optimizing the route of administration, to the desired cell and tissue in order to more selectively engage the drug target, potentially enhancing the therapeutic index by improving potency and reducing toxicity.

•

Provide Scalable and Reproducible Manufacturing. We have developed and are utilizing our proprietary manufacturing capabilities to enable flexible, scalable and reproducible production of engEx exosomes that we believe can overcome the challenges experienced in earlier attempts to manufacture exosome therapeutics and can expedite our planned clinical programs.

We designed our engEx Platform with two strategic priorities in mind and believe our significant investments to achieve these priorities give us a durable competitive advantage. First, we aimed to develop exosome therapeutics engineered to deliver a broad set of biologically active drug molecules on the surface or inside the lumen of the exosome. Second, we focused on manufacturing exosomes reproducibly and at scale to pharmaceutical standards.

Our engEx Platform is built on a deep understanding of exosome biology and early investment in industrializing our exosome manufacturing capability. From the inception of Codiak, we have focused on solving two significant obstacles to the use of exosomes as a therapeutic approach. The first challenge was to assess preliminary observations from various laboratories suggesting that exosomes could be engineered using molecular scaffolds to incorporate biologically active payloads and deliver them to target cells to elicit defined biological effects. Our early attempts with previously known “scaffolds”, such as Lamp2b, pDisplay and certain tetraspanin proteins on the exosome surface, demonstrated low potency and significant heterogeneity of display, both unacceptable features of a biologic drug.

To address this first challenge, we created highly purified, reference standard exosomes and conducted mass spectrometry analysis whereby prostaglandin F2 receptor negative regulator, or PTGFRN, and brain abundant membrane attached signal protein 1, or BASP1, were identified. The identification of PTGFRN and BASP1 by Codiak scientists provided the necessary scaffolds to achieve exosome engineering that has yielded, in our preclinical models, high potency and uniform incorporation of the desired biologically active molecule on our engEx exosomes. This uniformity and potency breakthrough enabled our engEx Platform and, we believe, solved the engineering challenge for exosome therapeutics. We have pending patent applications in the Patent Cooperation Treaty, or PCT, in major markets and countries of commercial relevance, on exosomes engineered to express PTGFRN, including two issued United States, or US, patents and pending applications covering exosomes engineered to express BASP1.

Exosome Loading for our PTGFRN Scaffold vs. Other Exosomal Proteins Traditionally Used as Scaffolds

The figure above highlights the advantage of PTGFRN with respect to exosome loading when compared with conventional exosome scaffolds. A) GFP was fused to previously described exosome scaffolds (pDisplay, LAMP2B, Palm, CD63, CD81 and CD9) as well as PTGFRN and stable cell lines were generated expressing these reporter constructs. While cells demonstrated similar levels of GFP expression from the various scaffolds (measured by flow cytometry), the amount of GFP per exosome (measured by ELISA) was significantly higher when fused to PTGFRN than to other scaffolds. B) IL-7 PTGFRN exosomes cleared IL-7 receptor (IL-7R) expression on CD8+ T cells in a dose dependent manner 24 hours post-treatment, with approximately 1500 fold improvement of potency (EC50) compared to IL-7-pDisplay exosomes.

The second major obstacle to therapeutic exosome development was related to the methods of production of exosomes used in both research applications as well as previously conducted clinical testing. The cell sources, culture conditions and purification processes in use at that time were not acceptable for scale, method of exosome purification or product quality expected by regulatory authorities around the world. We focused on industrializing and modernizing engineered exosome production to accommodate large or small patient populations and with methods and quality attributes expected for state-of-the-art biologics. We believe our engEx Platform successfully removes the two major obstacles in exosome therapeutics creation and production.

Exosome engineering

Our proprietary engEx Platform enables the precise engineering of novel exosome product candidates. Using our engEx Platform, we have demonstrated preclinically that we can engineer exosomes to incorporate various types of biologically active drug molecules either on the surface or inside the lumen of the exosome to target membrane or cytoplasmic and nuclear drug targets in specific cells. We have also demonstrated preclinically the capacity to alter multiple exosome properties through engineering, simultaneously allowing us to engage multiple pathways with the same engEx exosome, providing modular combinatorial opportunities. Our capacity to purposely modify the tropism of our exosomes to target a specific cell type/tissue, the improved tissue specific delivery afforded by compartmental dosing and our capacity to control retention of the exosome in the desired compartment, all contribute to enhancing the therapeutic index and, we believe, improve our chance of success. We believe that this enhanced therapeutic index is an important characteristic of well-tolerated and clinically active therapeutics and may allow us to drug previously “undruggable” targets by increasing potency while reducing the risk of off target effects.

Exosome tropism and compartmental dosing to expand therapeutic index

The proteins on the exosome surface determine the intrinsic cellular tropism of exosomes, analogous to viral capsid proteins dictating AAV tropism. We have developed a suite of tools, including noninvasive imaging and histological techniques, to enable us to carefully analyze the biodistribution and cellular uptake of our engineered exosomes, where tropism has been purposely modified using our engEx Platform, or unmodified exosomes, which naturally target certain cell types or tissues. This has allowed us to develop an understanding of the influence of route of administration of the exosomes on the pattern of uptake and interaction at the cellular level. We have observed a dramatic difference in tissue distribution with different injection routes in animal models. Imaging studies and histology have also revealed rapid distribution and pronounced tissue retention within body compartments (e.g. lung, subcutaneous space, tumor microenvironment) where exosomes are administered.

We have explored the distribution and cellular uptake of exosomes with numerous administration routes including intravenous, intra-peritoneal, oral, sub-cutaneous, intra-tumoral, intra-ocular, intra-muscular, inhaled, intra-cranial and intrathecal. Through this experimentation, using proprietary exosome identification and localization techniques developed at Codiak, we have confirmed that we can selectively target specific cell types—purposely direct the tropism of our engEx exosomes—in various tissues by engineering the surface proteome of the exosome. Our strategy involves matching the engineered or natural tropism for specific cell types with compartmental dosing—delivery to specific body compartments—for targeted delivery of our drug payloads. We believe we enhance the therapeutic index in this way by increasing target engagement and reducing the potential for off-target effects. Our preclinical studies have demonstrated selective delivery and pharmacodynamic effects of our engEx product candidates across multiple routes of administration. We believe these data highlight the flexibility and wide range of dosing options available to potentially facilitate the drugging of historically challenging targets by our engEx exosomes.

Customization of Exosome Pharmacokinetics with Compartmental Dosing and Cell Tropism

The figure above shows compartment-specific retention patterns 2 hours post-dosing via PET imaging of 89 Zr-labelled reporter exosomes in non-human primates after IV and IP administration and in rats after ITh administration. Examples from multiple studies are displayed. Compartmental dosing of PTGFRN exosomes targets tissue resident macrophages. Dosing directly into the low-macrophage compartment of the brain and eye shows uptake into neurons. Exosome dosed intranasally and orally can be detected in the lung alveoli and intestines, respectively. Intramuscular dosed PTGFRN exosomes engage tissue resident innate immune cells and also drain to regional lymph nodes to interact with antigen presenting cells.

Manufacturing

Our proprietary manufacturing process is based on advanced biochemical engineering principles and is supported by a comprehensive set of methods for analytical characterization of both process and product. Our process format and technologies are designed to support scaling up or down to meet the demands of large or small patient populations, respectively. We have manufactured and released GMP engEx exosomes for our first two planned clinical programs, exoSTING and exoIL-12, from contract manufacturing organizations, or CMOs, using our production technology. Those manufacturing campaigns have been successfully run at the 2,000 liters fed-batch scale and 500 liters perfusion scale, which we believe is sufficient to support all phases of planned clinical development. In addition, we have successfully manufactured the exosome component for our exoASO-STAT6 program.

We have developed large-scale exosome manufacturing technologies meeting current regulatory expectations for product quality, which historically did not exist. The conventional way of producing exosomes for investigation as potential therapies was established in academia with the purpose of generating small amounts of material for scientific experiments and small pilot-scale clinical studies. This method generally consists of growing the exosome-producing cells in flasks, followed by a separation of the exosomes secreted in the liquid fraction by a complex sequence of centrifugation steps. This conventional approach is still used by both academia and other companies focused on exosomes.

Since our inception, it has been clear to us that the conventional approach was incompatible with our objective to industrialize the manufacturing of exosomes for therapeutic purposes and, therefore, radically different technical solutions were required. We developed, from the ground up, a robust and reproducible exosome manufacturing process, capable of large-scale operation, high productivity, purity and quality, assuring compliance with regulatory requirements, such as GMP. Given the complexity of exosomes and the lack of precedent in their large-scale production, this was a challenging task requiring significant investment. However our early focus and investment in building manufacturing expertise enabled us to successfully develop a highly efficient exosome production platform. As illustrated below, our approach more closely resembles a well-established monoclonal antibody manufacturing process as compared to the small-scale conventional exosome production method.

Comparison of Our Large-Scale Manufacturing Technology with Conventional Exosome Production Methods

The figure above compares our large-scale manufacturing platform (Codiak’s process) to the conventional method for producing exosomes (Conventional method). Our large-scale manufacturing platform starts with a well-characterized GMP bank of an engEx human cell line. The cells are expanded and transferred to an industrial scale bioreactor and cultured at high cell density in chemically defined media. The exosome-containing harvest is processed in a sequence of advanced chromatography and filtration steps to high purity. Each production run generates a large amount of GMP material that is ready for further processing to final vial fill. The conventional approach typically utilizes primary human cells grown in adherent T-flask or similar cell culture systems and serum-enriched media. The exosome-containing liquid phase is collected and further processed in a sequence of low-capacity centrifugation steps. Finally, the fraction containing purified exosomes is manually extracted from the centrifuge tubes and stored for further use.

We believe that our manufacturing process has overcome the historical challenges associated with exosome production in all critical technical areas, including cell source, cell culture and purification. Key competitive advantages of our manufacturing process versus conventional methods include:

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Utilization of well-characterized human cell line instead of primary cells. We use a permanent human cell line grown in suspension in chemically defined media without animal-sourced raw materials. Clonal exosome producer cell lines are derived for exosome uniformity and stability, as well as high level production. This eliminates important limitations of primary cells, including restricted availability and sourcing challenges, low reproducibility, serum-dependent growth and limited life span. Our engEx engineered cells are cryogenically stored as well-characterized GMP cell banks of substantial volume, ready for inoculum expansion when a new large-scale manufacturing campaign is initiated.

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High productivity cell culture in industrial scale bioreactors instead of low-density adherent culture. Our scalable process operates reproducibly in bioreactors of between 5 and 2,000 liters in size, while conventional methods utilize low productivity T-flasks or similar cell culture systems. To date, we have successfully completed hundreds of bioreactor development runs at various scales, including over 35 runs at the 50 liters pilot-scale and four GMP production runs at 500 liters and 2,000 liters scale. Our process was originally developed in a fed-batch version, which was successfully scaled to 2,000 liters. To further enhance engEx exosome productivity and overall process performance, we have recently developed a proprietary technology based on high-density perfusion (continuous) cell culture, which was successfully implemented at the 500 liters scale. Both production technologies (fed-batch and perfusion) are compatible with the desired bioreactor configuration (stirred tank), our cell lines and chemically defined cell culture media.

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Advanced purification technology instead of complex sequence of centrifugation steps. The low productivity and complexity of centrifugation is incompatible with the requirements for large-scale GMP exosome manufacturing. We eliminated centrifugation by developing a scalable purification process based on an optimized sequence of filtration and chromatography steps. Our proprietary purification process is characterized with high productivity and reproducibility, yielding exosome material comparable to our ultrapure reference standard.

The integration of these novel technologies into an optimized manufacturing process yields several major advantages:

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Reproducibility and robustness. To ensure reproducibility at a larger scale, we have conducted hundreds of development runs before process transfer to CMOs with 100% success rate of our large-scale GMP production campaigns to date.

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Platform process. We can process various engEx constructs, including exogenously loaded exosomes and exosomes engineered through genetic programming, in the same production system with limited process development time, thus significantly enhancing speed and reducing CMC risks.

•	High degree of scalability. All process steps are designed to be scalable and support clinical indications with small and large patient populations.

•	Low contamination risks. Our manufacturing process is based on a single-use (disposable), closed and aseptic operation, minimizing the risk of contamination.

•	Transferability. The underlying process technology is readily transferable to CMOs for large-scale GMP production.

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High product quality. The operation of all process steps and the quality of the process intermediates, as well as the final purified material are monitored using a robust set of analytical tools, including assays for exosome potency, purity and identity. A set of qualified release and characterization assays is used for GMP lot release.

•	Manufacturing cost. We believe we will be able to manufacture our engEx exosomes at a cost similar to other biologics.

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Time to IND. We believe that our engEx Platform enables significant reduction in the time to IND, positioning the development of exosome therapeutic candidates generally within the timelines reported for well-established biologics.

To complement our external manufacturing supply chain, we are establishing our own Phase 1/2 clinical manufacturing facility, or CMF, that will incorporate our proprietary processes and allow for the production of scalable quantities of engEx exosomes for the initial stages of drug discovery through clinical proof of concept studies for ourselves and our collaboration partners. We believe that the CMF will further reduce time to IND, enhance the speed with which we can incorporate technological advances into our manufacturing process, significantly reduce the costs of GMP manufacturing and strengthen our intellectual property position in the field. The CMF is located in Lexington, Massachusetts and is expected to become operational in the second half of 2020. Functionally, we expect that it will cover all steps of the GMP exosome manufacturing process, including cell banking, upstream and downstream operation, exogenous exosome loading and clean up, as well as final vial fill. The GMP products will be tested and released by a co-located quality control, or QC, lab.

We believe that our CMF capacity will be sufficient to support the initial stages of drug discovery through clinical proof of concept studies for ourselves and our collaboration partners. For any programs that advance to later stage clinical trials and commercial stage, if approved, we currently envision two manufacturing scenarios. First, we plan to establish a long-term, strategic partnership with a premier CMO offering late-stage clinical and commercial capacity. Second, we have designed our CMF with the flexibility in the long-term to be expanded and potentially certified for late stage clinical and product launch manufacturing. Overall, we believe that the Phase 1/2 capacity of our CMF will support an expedited progression of our programs from inception to clinical stage. Furthermore, if our strategy for future late-stage clinical and commercial manufacturing materializes, we believe we will be able to efficiently move our most successful programs into pivotal trials.

Our programs

Our versatile engEx Platform has allowed us to develop several engEx therapeutic candidates that may be capable of treating diseases in a wide range of organs or tissues. We have initiated programs across multiple therapeutic areas with the goal of developing and delivering life changing medicines in diseases characterized by significant unmet need.

Our oncology programs

We believe our engEx Platform has broad therapeutic potential across a range of both solid tumors and hematological cancers. Our initial engEx product candidates focus on two well-validated pathways in oncology, STING agonism and IL-12-mediated immune activation. We plan to advance both candidates into clinical trials in the second half of 2020. We also have multiple preclinical research programs that explore the applicability of our engEx exosomes across various pathways, drug modalities and cancer indications with high unmet need.

exoSTING for the treatment of solid tumors

Overview

exoSTING is an exosome therapeutic candidate engineered with our engEx Platform to carry our proprietary STING agonist inside the lumen of the exosome while expressing high levels of PTGFRN on the exosome surface to facilitate specific uptake in tumor-resident APCs. The STING pathway is a component of the innate immune system that detects cytoplasmic DNA and helps invoke an inflammatory response. Engagement of the STING pathway has been validated to elicit an anti-tumoral response, yet therapeutic development has been generally limited by non-selective cell delivery, off-target toxicity to important immune cells in the tumor and dose-related toxicity due to leakage of the STING agonist into the circulation. We believe exoSTING has the potential to overcome these limitations.

We are developing exoSTING for the treatment of multiple solid tumors with low levels of T cells and enriched in the target APCs, initially focused on metastatic HNSCC, TNBC, cSCC and ATC. We believe there are approximately 90,000 patients annually in the US with these cancers. exoSTING, which we believe is a best-in-class profile, has demonstrated encouraging preclinical activity, and we expect to initiate a Phase 1/2 clinical trial in the second half of 2020 and anticipate safety, biomarker and preliminary efficacy data by mid-2021.

We believe exoSTING may also prove beneficial in certain neuro-oncology indications, such as GBM and LMD, should the results of our preclinical investigation support moving forward in those areas. We believe there is also a significant opportunity beyond the initial indications in our planned Phase 1/2 clinical trial in the numerous myeloid rich solid tumors, which show poor responses to the checkpoint inhibitors, or CPIs. We are also generating preclinical data with CPIs and exoIL-12 in combination with exoSTING to further expand options for clinical development with molecules that synergize with or enhance the responses to single agent exoSTING.

exoSTING Design

The figure above illustrates the design of exoSTING. The surface of exoSTING is enriched with PTGFRN (green) to facilitate selective uptake in tumor-resident APCs. The lumen of exoSTING is loaded with our proprietary CDN activator of the STING pathway

Free STING agonists for the treatment of solid tumors and historical challenges

The potential for targeting the STING pathway to elicit anti-tumor responses has been well-validated by several industry-sponsored clinical and preclinical programs investigating free STING agonist, or FSA, molecules. The majority of preclinical and clinical programs targeting the STING pathway to date have administered the FSA molecule, a cyclic di-nucleotide, or CDN, intra-tumorally, in an attempt to localize innate immune activation to the tumor microenvironment, or TME, where APCs and tumor antigens can be found. However, the ability to utilize FSAs as therapies to activate innate immunity in the TME has generally been hampered by absence of selectivity, poor drug-like activities, a short duration of tumor retention and systemic exposure, causing adverse events.

Injecting increasing doses of FSA intra-tumorally can cause cell death at the injection site and result in leakage of the FSA out of the tumor and into the blood. It is also likely that the systemic exposure to FSAs and activation of the STING pathway in sites distal to the TME interferes with the establishment of the necessary cytokine/chemokine gradients for productive immune-response to the tumor.

Our approach

We have engineered exoSTING to overcome the therapeutic limitations of FSAs. The role of natural exosomes in activating the STING pathway and in mediating immune surveillance is our primary rationale for developing exoSTING. In our exoSTING construct, a highly potent CDN molecule substitutes for genomic DNA and is designed to significantly enhance innate immune activation to attract T cells by establishment of chemokine gradients, facilitate APC presentation of tumor antigens to T cells and promote adaptive immunity to the tumor. Specifically, exoSTING consists of an exosome engineered with our engEx Platform to express high levels of PTGFRN on the exosome surface, with our proprietary, small molecule STING agonist loaded into the lumen of the exosome. The high-level display of PTGFRN in exoSTING promotes directed delivery of our CDN molecule into APCs in the TME to specifically engage the STING pathway in the desired target cell.

We designed exoSTING to specifically target tumor resident APCs after intra-tumoral administration to mimic natural immune surveillance, which we believe can enhance the therapeutic index within the tumor and achieve systemic anti-tumor immunity, consistent with our preclinical results. In our studies using preclinical tumor-bearing animal models, we observed selective delivery of our CDN via exoSTING to APCs in the TME resulted in 100-fold greater potency compared to the FSA alone.

Anti-Tumor Response to exoSTING in Primary

and Distant Tumor Sites vs. free STING Agonist

The figure above shows that potent systemic anti-tumor activity was observed with exoSTING. B16F10 tumor cells were implanted both subcutaneously as well as intravenously. The mice were treated with a FSA or exoSTING on days 5, 8 and 11 at different doses as indicated. Primary tumor growth (left panel) of the subcutaneous tumor was measured. The secondary lung tumor burden was also evaluated on day 17 using histopathology. The number of secondary lung tumor nodules as evaluated by histology and complete tumor elimination (CR) of the lung metastasis is plotted (Right panel). Representative mouse lung images from the FSA and exoSTING group are shown. (Red arrow = tumor cells, green arrow = immune cells, ANL = adjacent lung tissue.) *p<0.05 by one-way ANOVA

We believe that specific delivery of exoSTING to APCs in the TME and retention in the tumor will overcome observed challenges to FSAs delivered intra-tumorally. This proposed advantage of exoSTING versus FSAs is supported by extensive preclinical data in mice and studies in non-human primates. Our own preclinical studies have further validated the potential of the STING pathway and suggest differentiation compared to the FSAs that are in advanced and early clinical testing by numerous biopharmaceutical companies. We plan to initiate our Phase 1/2 clinical trial in the second half of 2020 following the recent clearance of our investigational new drug application, or IND, and clinical trial authorization application, or CTA, and anticipate safety, biomarker and preliminary efficacy data by mid-2021.

exoSTING preclinical data

In our preclinical mouse models, we observed that exoSTING, with the selective delivery of our CDN molecule to APCs in the TME, resulted in superior localized anti-tumor immune-response, indicated by interferon beta, or IFNß, production, T cell attracting chemokine release and influx and preservation/expansion of CD8+ T cells, compared to the delivery of FSAs intra-tumorally. See the figure below. The pattern of innate immune activation followed by adaptive immunity seen preclinically with exoSTING recapitulates the cadence of events noted for natural immune surveillance.

exoSTING Induced CD8+ T cell Recruitment to the Tumor

The figure above shows the immune histochemistry analysis of B16F10 tumors treated with intra-tumoral injection of either exoSTING or aFSA. Samples were harvested at four hours or 24 hours following the first dose or the second dose of indicated treatment and the tumor samples were stained for macrophages and CD8+ T-cells using immunohistochemistry. The left panel shows that injection of exoSTING lead to influx and enhancement of both CD8+ T-cells as well as macrophages, whereas injection of FSA failed to recruit these immune cells. The number of CD8+ T cells was quantified and plotted (right panel). A statistically significant increase in number of CD8+ T-cells was observed at both four hours and 24 hours following the second dose of exoSTING. In contrast, FSA treatment was not associated with sustained increase in CD8+ T-cell infiltration. These results suggest that exoSTING mobilizes T-cell infiltration into tumors with low levels of T-cells.

Other published preclinical studies involving intra-tumoral administration of competitor FSAs have generated complex dose response curves with activity at low doses, but lack of anti-tumor immune-responses and systemic immune memory at higher doses. The loss of antitumor activity correlates with doses of FSAs that ablate infiltrating T cells in the tumor. In vitro studies with purified human immune cells showed selectivity of exoSTING uptake into APCs, but not T cells, B cells or NK cells, further demonstrating the cell type selectivity of exoSTING compared to FSAs, which demonstrated promiscuous uptake into immune cells. Therefore, we believe the selective targeting to APCs in the TME we have observed in preclinical studies with exoSTING suggests a substantial advantage. See the below figure.

The potential killing of immune effector cells by FSAs may limit their clinical benefit—the higher the dose, the greater the off-target toxicity, thus resulting in a reduced therapeutic index. We believe that exoSTING and the engineered tropism into APCs in the TME provide an enhanced therapeutic index and potential best in class drug phenotype to engage the STING pathway and elicit potent innate and adaptive immune activation in the TME.

Selective Activation of Monocytes, Dendritic Cells and M2 Macrophages, without T-Cell Toxicity with exoSTING.

The figure above illustrates uptake and activation following in vitro treatment with exoSTING and FSAs in purified immune cells. CD86 expression was assessed as a cell activation marker for monocytes, whereas CD69 was used as an activation marker for T cells, NK cells and B cells. Activation of STING pathway was measured by IFNb production. exoSTING preferentially activates monocytes (panel a), in particular dendritic cells (panel c) and M2 polarized macrophages (panel d), but exoSTING does not activate M1 polarized macrophages (panel e) and also spares T-cells (panel f). In contrast, FSA non-selectively activates monocytes, T-cells and NK cells (panel b) and also is taken up by and activates the STING pathway in M1 macrophages (panel e) and T-cells (panel f). Data are presented as means ± s.e.m. RLU: Relative Luminescent Unit.

Our good laboratory practice, or GLP, toxicology study in non-human primates supports the target product profile of exoSTING as illustrated by dose dependent injection-site retention with potent local pharmacology and limited systemic exposure. See panel A in the figure below. The tissue retained pharmacokinetic, or PK, profile of exoSTING was correlated with dose dependent and localized pharmacodynamic, or PD, activity as shown by multifold increments in the T-cell attracting chemokine CXCL10 with limited systemic IFNß. See panels B and C in the figure below. Local administration of exoSTING was well-tolerated and no local or systemic adverse events were observed. The highest tested dose of 5 μg (approximately 1.6 μg/kg) was the no-observed adverse event level, or NOAEL.

Pharmacokinetic and Pharmacodynamics of exoSTING in Skin and Blood in Non-Human Primates (NHP)

The figure above shows analyses of PK and PD in NHP following subcutaneous administration of exoSTING. Left panel: A 30-minute NHP skin biopsy (N=10) from the injection site was analyzed for exoSTING levels and compared to exoSTING levels in plasma (n=10). Graph represents Mean with SEM of plasma and skin concentrations of exoSTING demonstrating local retention of the drug. Middle panel: Pharmacodynamic (PD) analysis was performed in skin punch biopsy around the injection sites and corresponding plasma at 24 hours post-dose. Transcriptional profiling analysis of the skin samples demonstrated a dose dependent increase in the T-cell attracting chemokine CXCL10. Right panel: In contrast, modest increase in IFNb levels was observed in plasma. These data show that retention of exoSTING at the injection site led to local pharmacological activity with minimal leakage into blood circulation.

Moreover, our preclinical, ex vivo histo-culture studies with intra-tumoral injection of exoSTING showed effect in 9 out of 10 HNSCC human tumor samples. In addition, our approach to the clinical development of exoSTING has been informed by observations from clinical testing by others of FSAs. For example, clinical trials of FSAs with anti-PD-1 checkpoint inhibitors have shown clinical activity in HNSCC, TNBC and ATC and clinical trials using FSAs in HNSCC have advanced to Phase 2 clinical trials. However, data from clinical trials of FSAs administered as a monotherapy have only shown relatively minor activity to date. We believe that the properties of exoSTING as opposed to FSAs will have the potential to improve the likelihood of seeing single agent activity, particularly in these tumor types.

Our planned Phase 1/2 clinical trial

Our IND in the US for exoSTING went into effect in May 2020 and we received clearance of our CTA in the United Kingdom, or the UK, for exoSTING in June 2020. We plan to conduct a Phase 1/2 clinical trial of exoSTING in the US and UK in patients with advanced/metastatic, recurrent, injectable solid tumors, with a focus on tumors likely to be enriched in the target APCs. Examples of such tumors include HNSCC, TNBC, ATC and cSCC.

In our planned Phase 1/2 clinical trial of exoSTING, in Part A, we will investigate safety, tolerability, pharmacological activity and objective tumor response. Pharmacodynamic and anti-tumor activity will be assessed via serial assessment of objective response rate via CT scans and measurement of cancer biomarkers, cytokines, transcriptional profiling analysis in blood and tissue, systemic tumor specific T-cells as well as histological assessment of tumor tissue biopsies for histological response (e.g. T cell infiltration) and biomarkers. Our planned analyses will characterize safety, retention of our CDN molecule, dose response and objective tumor responses and, assuming positive data, should define a dose to advance into potential cohort expansion studies. We plan to enroll expansion cohorts of patients at the recommended Phase 2 dose in Part B of the trial.

Outline of Our Planned exoSTING Phase 1/2 Clinical Trial

The figure above outlines flow of our planned exoSTING Phase 1/2 clinical trial. The study design is open label and multiple dose cohorts will be investigated using a common oncology “3+3” design. Subjects with injectable solid tumors can be enrolled with particular focus on patients with HNSCC, TNBC, cSCC and ATC. During screening study subjects will have a pre-dose biopsy of the injected tumor lesion(s) as well as CT scanning (imaging) for estimating tumor burden and establishing baseline for assessment of clinical activity. During Cycle 1, exoSTING will be dosed on Days 1, 8 and 15. During Cycle 2, exoSTING will be dosed on Days 1 and 15. From Cycle 3 and onwards, exoSTING will be dosed on Day 1 of each cycle. Safety data and samples will be collected throughout the study. Following start of treatment with exoSTING, serial tumor biopsies are taken on Cycle 1 Day 15 and Cycle 2 Day 15. CT scanning Imaging for assessment of anti-tumor activity via RECIST is done at 8-week intervals throughout the study. Following completion of Part A, the study can transition to Part B with potential early expansion into the initial target indications.

We plan to initiate this trial in the second half of 2020 with safety, biomarker and preliminary efficacy data, as assessed by serial CT scans every eight weeks, expected in mid-2021. We have made a number of trial design enhancements for our exoSTING Phase 1/2 program based upon observations from clinical testing of FSAs (ADUS100 and MK 1454) and other intra-tumoral administered drugs. We believe these enhancements will reduce variability with dosing and optimize the assessment timing for biomarkers to provide robust data to evaluate the single agent activity of exoSTING.

Pending data from our planned Phase 1/2 clinical trial and cohort expansion, we plan further development in our initial target indications, HNSCC, TNBC, cSCC and ATC, depending upon observed biomarker and preliminary efficacy data. Of note, ATC is a rare cancer—approximately 450 cases annually in the US—with a very high unmet medical need. Emerging data with a FSA in combination with CPI has shown activity in ATC. We believe that positive single agent activity of exoSTING in ATC, if observed in our planned Phase 1/2 clinical trial, could potentially lead to an accelerated development and regulatory approval pathway.

Furthermore, we believe exoSTING may also prove beneficial in certain neuro-oncology indications, such as GBM and LMD. Our investigation of exoSTING in GBM and LMD would represent a unique area of exploration of this pathway in areas of high unmet need, fits well with standard routes of delivery for drugs in these indications and may provide a potential opportunity for rapid single-agent development should our studies warrant progression into these malignancies. We believe there is also a significant opportunity beyond the initial indications in our planned Phase 1/2 clinical trial in the numerous myeloid rich solid tumors, which show poor responses to the CPIs. We are also generating preclinical data with CPI and exoIL-12 in combination with exoSTING to further expand options for clinical development with molecules that synergize with or enhance the responses to single agent exoSTING.

exoIL-12 for the treatment of cancer

Overview

exoIL-12 is an exosome engineered using our engEx Platform to display IL-12 in a fully active form on the surface of the engEx exosome, via PTGFRN, which enables engagement of the IL-12 receptor on immune effector cells. In previous preclinical and clinical studies conducted by others, IL-12 was observed to elicit a potent anti-tumor immune-response as a single agent through activation of T cells, NK cells and macrophages. We are developing exoIL-12 for the treatment of various forms of cancer that contain T cells and NK cells and have previously shown clinical responses to IL-12 in prior studies with recombinant IL-12, or rIL-12. Development of rIL-12 and other strategies that have attempted to localize IL-12 to the TME have been limited by unwanted systemic exposure to IL-12, which has been associated with serious toxicity, including liver function abnormalities, hematologic toxicity and death. We believe exoIL-12 has the potential to overcome these limitations because of the pronounced localization of IL-12 in the TME with undetectable systemic exposure as seen in our preclinical mouse tumor models and non-human primate, or NHP, studies.

We are developing exoIL-12 for the treatment of solid tumors where engagement of the IL-12 pathway has been well-characterized, such as melanoma, MCC, Kaposi sarcoma, CBM and TNBC. We are initially focused on early stage CTCL. exoIL-12, which we believe has a best-in-class profile, has demonstrated encouraging preclinical activity and we expect to initiate a Phase 1 trial in the second half of 2020. Results from our planned single ascending dose portion of our Phase 1 clinical trial of exoIL-12 in healthy volunteers are expected by year-end 2020. We expect to see safety, biomarker and preliminary efficacy results from the planned repeat dose portion of our Phase 1 clinical trial in CTCL patients of exoIL-12 in mid-2021.

We estimate that the initial target patient populations for exoIL-12 represent approximately 19,000 current patients in the US and UK with an annual incidence rate of 3,600 new cases.

exoIL-12 Design

The figure above illustrates the design of exoIL-12. The surface of exoIL-12 is enriched by the type I glycoprotein called PTGFRN (green) with in frame fusion of IL-12 (blue and yellow).

IL-12 and historical challenges

Clinical trials to date investigating rIL-12 in patients with CTCL, melanoma, MCC, Kaposi sarcoma, GBM and TNBC have reported encouraging single agent clinical activity data. However, systemic exposure to IL-12, even at low doses, is associated with substantial toxicities and in some cases, fatalities. Several more recent approaches have been tried to localize IL-12 to the TME via intra-tumoral administration, including adenovirus gene therapy, messenger RNA and electroporation of plasmid DNA encoding soluble rIL-12. These methods all delivered rIL-12, which is not localized to the TME exclusively, and showed wide variability in the quantity and duration of rIL-12 production, leading to variable degrees of systemic exposure and IL-12 induced toxicity. More recently, an adenovirus vector with a controllable promoter was shown to have promising results in GBM. While intra-patient levels of rIL-12 exposure in the systemic circulation could be managed, inter-patient IL-12 production levels varied widely. These observations suggest the level of localized TME dosing may be highly correlated to more robust tumor responses, the ability to control dose and a potentially better overall adverse event profile resulting from controlled systemic exposure. While rIL-12 has demonstrated an encouraging biological rationale as a viable cancer treatment across multiple tumor settings, its utility has been severely limited due to the historical inability to manage adverse events caused by systemic exposure to rIL-12 or consistently deliver precise local dosing in the TME.

Our approach

We designed exoIL-12 to overcome the therapeutic limitations of rIL-12. exoIL-12 was engineered to display IL-12 on the surface of the exosome using PTGFRN as a scaffold to facilitate potent local pharmacology at the injection site, with precisely quantified doses and to minimize the systemic exposure to IL-12. By displaying IL-12 on the surface of an exosome, and administering the drug intra-tumorally, we believe exoIL-12 may limit systemic exposure of IL-12 and associated toxicity and therefore potentially demonstrate an enhanced therapeutic index. We expect that exoIL-12 will allow local TME pharmacology without systemic exposure to the drug, with the potential to deliver more robust tumor response, dose control and an improved safety profile, and ultimately unlocking the potential of IL-12 across a group of human tumors already shown to be responsive to rIL-12 in prior studies.

exoIL-12 preclinical data

We have conducted extensive in vitro and in vivo testing of exoIL-12 in animal models. The results in syngeneic tumor models in mice demonstrated that exoIL-12 was approximately 100-fold more potent than rIL-12 despite equipotency in vitro. We also assessed the generation of systemic immunity in a MC38 syngeneic mouse tumor model, as measured post-study in the splenic lymphocyte pool, and observed that exoIL-12 elicited a systemic immunity of greater magnitude than rIL-12 at identical doses.

exoIL-12: In vivo Anti-Tumor Effect and Induction of Systemic Anti-Tumor Immunological Memory

The figure above shows that exoIL-12 retains the potency of rIL-12 in vitro and induced more potent anti-tumor response (n=13). A) Representative dose-response curves of IFNY secretion from aCD3-stimulated human PBMCs after treatment with dose titrations of exoIL-12 or rIL-12. B) Comparison of anti-tumor activity of exoIL-12 and rIL-12 administered in M38 tumors. Mice were dosed three times intra-tumorally for MC38 (n=8). Tumor growth means ± SEM are displayed for tumor volumes from the various treatment groups over time. Tumors continued to grow in the rIL-12 treated group at the 100 ng dose and no complete responses (CRs) were observed. exoIL-12 showed dose-dependent effects on tumor growth rates at doses of 1, 10, or 100 ng. exoIL-12 at the 100 ng dose level resulted in complete responses in 5 mice (63%). C) The mice cured of tumors were re-challenged with fresh tumor cells; a group of naïve mice were also inoculated with MC38 tumors. No tumor growth was observed in any of the mice previously treated and cured with exoIL-12 demonstrating immunological memory.

In order to understand the potential mechanism for this potency improvement, we developed assays to investigate the IL-12 protein in the tumor over time post-injection. As shown in the figure below (left), we observed that levels of IL-12 remained higher for 48 hours following administration of exoIL-12 as compared to rIL-12. This superior tumor retention translated to prolonged activity of exoIL-12 in the tumor, as measured by IFNY production, as shown in the figure below (right). Thus, by localizing the IL-12 to the TME, the anti-tumor immune activity that resulted with exoIL-12 allowed for reduced IL-12 doses to achieve tumor shrinkage, further enhancing the therapeutic index of exoIL-12.

exoIL-12 Shows Tumor Retention and Prolonged IFNY Production

The figure above shows intra-tumoral administration of exoIL-12 showed tumor retention (left) and prolonged T cell activation as measured by IFNY production (right). B16F10 tumor bearing mice were injected with either recombinant IL-12 or exoIL-12 (100 ng) and tumor tissue was collected at indicated time points and following administration. Levels of rIL-12 or IFNY were evaluated and plotted (n=3).

Our GLP toxicology study in non-human primates supports the target product profile of exoIL-12 as illustrated by dose dependent injection-site retention and no measurable systemic exposure of IL-12. See the left panel in the figure below. Four weekly doses of exoIL-12 demonstrated dose dependent and sustained localized pharmacodynamic activity as shown by increments in IFNY induced chemokines, such as IP-10, with negligible levels of IFNY and related chemokines in systemic plasma. See middle and right panels in the figure below. In NHPs, local administration of exoIL-12 was generally well-tolerated and no systemic or local adverse events were observed. The highest tested dose of 3 μg (approximately 1 μg/kg) was the NOAEL.

Pharmacokinetics and Pharmacodynamics of exoSTING in skin and blood in NHP

The figure above shows analyses of PK and PD in NHP following subcutaneous administration of exoIL-12. Left panel: A 30-minute NHP skin biopsy (N=10) from the injection site was analyzed for exoIL-12 levels and compared to exoIL-12 levels in plasma (n=10). Graph represents Mean with SEM of plasma and skin concentrations of exoIL-12 demonstrating local retention of the drug. Middle panel: Pharmacodynamic (PD) analysis was performed in skin punch biopsy around the injection sites and corresponding plasma following repeat dosing. ELISA analysis of the skin samples demonstrated a dose dependent increase in IFNY related chemokine IP-10. Right panel: In contrast, a modest increase in IP-10 levels was observed in plasma. These data show that retention of exoIL-12 at the injection site led to local pharmacological activity with minimal leakage into blood circulation.

Our planned Phase 1 clinical trial

We have filed a CTA in the UK and expect to initiate a Phase 1 clinical trial in the second half of 2020. In addition, we have completed GMP manufacturing of exoIL-12 and vialed material has been released and qualified. We expect that our Phase 1 clinical program for exoIL-12 will consist of two parts (Part A & B) to explore safety, tolerability, PK and PD with a single subcutaneous dose in healthy volunteers (Part A) and a repeat dose study of intra-lesional administered exoIL-12 in stage IA-IIB CTCL patients (Part B).

Outline of Our Planned exoIL-12 Phase 1 Clinical Trial

The figure above outlines the expected flow of our planned exoIL-12 Phase 1 clinical trial. We expect that Part A of the study will be a randomized, placebo-controlled, single ascending dose design in healthy volunteers. exoIL-12 will be administered subcutaneously and the study will investigate safety and tolerability, as well as PK and PD in blood and within the area of the injected skin. Following completion of Part A and after we are able to identify an active pharmacological dose, we anticipate that the study will transition to Part B which we expect will be an open label, “3+3” design, multiple ascending dose study of intra-lesional administration of exoIL-12 in patients with CTCL Stage IA-IIB. During Part B, safety, PK, and clinical activity data will be collected. We intend to assess anti-tumor response at 4-week intervals using CAILS and mSWAT scores. We plan to also assess pharmacodynamics in serial blood samples and paired tumor lesion biopsies. Pending the data generated in Parts A and B, we may expand our clinical development of exoIL-12 into multiple other indications, in some of which rIL-12 has proven to have single agent anti-tumor activity, such as TNBC, melanoma, GBM, MCC and Kaposi sarcoma.

We anticipate that Part A will be a single ascending dose placebo-controlled investigation of subcutaneously administered exoIL-12. We plan to compare safety, tolerability and PK/PD data from serial blood and skin punch biopsies against previous single ascending dose studies of rIL-12 in healthy volunteers, which have shown systemic release of rIL-12 into the blood from the injection site and systemic IFNY production. We expect that subcutaneous administration of exoIL-12 will demonstrate a better adverse event profile as well as retention of IL-12 at the injection site and localized pharmacodynamic effects, in contrast to previous studies with subcutaneous administration of rIL-12. We observed this profile of exoIL-12 in our GLP toxicology study where exoIL-12 was administered in animal models by subcutaneous administration. Following confirmation of the differentiated profile of exoIL-12, we plan to initiate Part B of the trial. We expect initial data from Part A by the end of 2020.

We anticipate that Part B will be a multiple ascending dose open label clinical trial of intra-lesional administered exoIL-12 and will be conducted in patients with Stage IA-IIB CTCL (Mycosis fungoides, or MF). Exacerbation or progression of CTCL has been associated with reduction in levels of IL-12 within the tumor lesions. As such, the therapeutic rationale of exoIL-12 is to restore the local deficit of IL-12 and prevent progression. Importantly, rIL-12 used by others as a single agent has been clinically validated in CTCL with previous studies conducted by others reporting an overall response rate of 56%, which included 2 out of 9 complete responses and 3 out of 9 partial responses. A follow-on study in 23 patients with Stage IA, IB or IIA CTCL showed measurable response in 17 out of 23 patients (74%) and duration of effect lasting from 3 to 45 weeks. The clinical activity of rIL-12 was observed after approximately four to six weeks dosing and we believe the cutaneous nature of the disease enables potential early detection of clinical activity using validated assessment measures specific for CTCL. It has also been observed in the trials of rIL-12 conducted by others that treatment effects can be observed in distal lesions and not just the injected lesion. This is consistent with the anticipated systemic immune-response against the malignant cells, supported by our preclinical mouse models showing development of systemic immunological responses to the tumor.

We expect that Part B of our trial will investigate safety and IL-12 exposure as well as local biomarker analysis of gene expression in serial punch biopsy specimens. Furthermore, we plan to assess clinical activity at four week intervals via serial assessment of objective response rate using Olsen criteria and Composite assessment of index lesion severity, or CAILS, and Modified Severity Weighted Assessment Tool, or mSWAT. In addition, we plan to obtain serial blood samples for measurements of cytokines and gene expression, assess local lesional responses by histology and analyze cellular biomarkers. We expect that patients will be able to continue to receive exoIL-12 for as long as they are experiencing clinical benefit.

Pending proof of concept data from Part B of our CTCL Stage IA-IIB study, we plan to further develop exoIL-12 in this patient population. We anticipate initially expanding development of exoIL-12 to include other indications where rIL-12 has demonstrated single agent clinical activity, using doses derived from the Phase 1 CTCL study. We believe exoIL-12 may have utility in several other tumor types that have been shown to respond to rIL-12 monotherapy over the last two decades, such as melanoma, MCC, Kaposi sarcoma, GBM and TNBC. As mentioned above in our discussion of exoSTING, we are exploring exoIL-12 as a combination therapy with exoSTING in animal models, which represents a possible proprietary combination strategy in cancer therapy.

exoASO-STAT6 for treatment of cancer

Overview

exoASO-STAT6 is an exosome engineered using our engEx Platform to overexpress PTGFRN to selectively target uptake in M2 polarized tumor-associated macrophages. exoASO-STAT6 is engineered with a surface displayed antisense oligonucleotide, or ASO, selective for the transcription factor STAT6. STAT6 is a transcription factor that activates genes that encode immunosuppressive cytokines from these M2 macrophages. We are developing exoASO-STAT6 for treatment of cancers rich in so-called M2 polarized (tumor permissive/anti-inflammatory) macrophages. These M2 macrophages secrete cytokines that repel T cells and other immune effector cells from the TME and dampen their function. These M2 macrophages are “polarized” meaning they are biased by the expression of certain gene transcription factors, to make several immune suppressive factors. Targeting STAT6 acts as a potent switch of the polarization of tumor-associated macrophages from an M2 tumor permissive/anti-inflammatory phenotype to an M1 T cell attractive, anti-tumor/inflammatory phenotype. This is reflected in the production of prototypical M1 cytokines (TNF) commensurate with suppression of STAT6 mRNA in vitro and in preclinical models in vivo and a reduction in M2 cytokine production.

We plan to initially develop exoASO-STAT6 for primary and metastatic cancers of the liver, such as HCC, PDAC, CRC, lung adenocarcinoma, uveal melanoma, glioma, thyroid cancer and ovarian cancer. We estimate there to be approximately 240,000 new patients annually in the US with these cancers. We are also exploring the utility of exoASO-STAT6 in GBM and LMD and may further expand our development efforts into these M2 rich, intractable tumors of the central nervous system, or CNS.

exoASO-STAT6 Design

The figure above illustrates the design of exoASO-STAT6. The surface of exoASO-STAT6 is enriched with PTGFRN (blue and green) to facilitate selective uptake in tumor-resident M2 polarized macrophages. exoASO-STAT6 is further loaded with our proprietary ASO targeting STAT6.

STAT6 and historical challenges

A wide range of cancers with limited or no response to T-cell directed immune therapy are highly enriched in M2 macrophages with increased STAT6 expression. The immune suppressive phenotype of these M2 macrophages in the tumor results in a cytokine milieu that is repulsive to T cell infiltration into the TME. M2 polarized macrophages can effectively suppress T cell proliferation and effector function and promote tumor growth. Furthermore, high levels of M2-like myeloid derived suppressor cells have been shown to negatively affect clinical response to T-cell directed immune therapies. Examples of such cancers are primary and metastatic cancers of the liver, such as HCC, PDAC, CRC, lung adenocarcinoma, uveal melanoma, glioma, thyroid cancer, ovarian cancer, GBM and LMD.

Several drug modalities and pharmacological targets are being interrogated by other biopharmaceutical companies in an attempt to selectively target tumor-associated macrophages. However, results with macrophage depletion with CSF1R inhibitors have to date failed to show single agent anti-tumor effect both in preclinical models and early stage clinical trials. More recent approaches targeting Triggering Receptor Expressed in Myeloid cells 1, or TREM1, and Triggering Receptor Expressed in Myeloid cells 2, or TREM2, have also shown very limited single agent activity with no complete responses. Key challenges in successful targeting of tumor-associated macrophages are selective delivery and potent repolarizing. Transcription factors which regulate families of genes are ideal targets, but very challenging to drug with common drug modalities, such as small molecules and monoclonal antibodies, due to the lack of specific target cell delivery.

Our approach

exoASO-STAT6 is an exosome engineered using our engEx Platform to overexpress PTGFRN to selectively target uptake in M2 polarized tumor associated macrophages to potentially enhance the therapeutic index. exoASO-STAT6 is engineered with a surface displayed ASO, selective for the transcription factor STAT6. We have designed exoASO-STAT6 to allow for the necessary delivery specificity of the STAT6 ASO to the M2 macrophages to potently repolarize these cells, potentially resulting in strong single agent anti-tumor activity not possible with free ASO and not observed with other pathway inhibitors described above.

Our strategy with exoASO-STAT6 is to reduce the levels of specific transcription factors, such as STAT6, which are known to polarize macrophages in the M2 direction. By “repolarizing” the macrophages to the M1 immune stimulatory phenotype, exoASO-STAT6 is designed to promote an influx of T cells and immune effector cells to control tumor growth. exoASO-STAT6 uses the same exosome construct with high level PTGFRN display engineered onto the surface as exoSTING, thus reducing manufacturing risk. These exosomes are “loaded” with a proprietary ASO-linker system to the exosome surface using proprietary methods of loading. The PTGFRN display promotes selective uptake of the construct by M2 macrophages with selective delivery of the ASO to the target cell with limited uptake in non-target cells, thus potentially enhancing the therapeutic index of the candidate.

exoASO-STAT6 preclinical data

Our in vitro studies showed preferential uptake of engEx exosomes overexpressing PTGFRN into M2 polarized macrophages. Our in vivo biodistribution studies demonstrated that exoASO-STAT6 resulted in up to 12-fold increased selective delivery of ASOs to myeloid cells as compared to free ASO. See figure below. Furthermore, exoASO-STAT6 offered greater potency than free ASO, and in vitro, led to effective M2 to M1 macrophage reprogramming as shown by decrease in classical M2 factors and increase in anti-tumoral cytokines such as IL-12. In vivo studies with exoASO-STAT6 also showed more potent reduction in STAT6 mRNA in the myeloid subset of cells in the TME compared to comparable levels of free ASO, which led to a distinct decrease in expression of M2 genes and increase in expression of M1 genes.

exoASO-STAT6 Reduces mRNA Transcripts for STAT6 and Repolarizes Macrophages from M2 to M1 in vivo

The figure above shows direct injection of CT26 tumors was performed with 15 ug of free ASO or exoASO on days 8, 10 and 13. After treatment, tumor-associated myeloid cells were isolated using CD11b-positive selection magnetic beads (80% enrichment). Target gene reduction was analyzed by qPCR in total tumor and in tumor CD11b+ cells. Gene expression analysis in tumor myeloid cells was performed by transcriptional profiling using a mouse myeloid panel. The three panels show that exoASO led to selective knockdown of STAT6 in the myeloid cells and that the knockdown leads to down regulation of the M2 marker CSF1R and up regulation of the M1 marker NOS2. ***, P < 0.001 by two-way ANOVA, compared to a scrambled ASO (exoASO-scramble) or free STAT6 ASO. Overall these data demonstrate the ability of the engEx Platform to drug transcription factor biology for reprogramming tumor macrophages for enhanced tumor killing.

These pharmacodynamic effects translated into exoASO-STAT6 displaying potent single agent anti-tumor activity in the myeloid rich colorectal CT26 preclinical cancer models with up to 50% complete response following intra-tumoral administration. As illustrated below, no complete response activity was observed with free ASO at comparable ASO concentration, anti-CSF1R antibody or anti-PD1 antibody. These anti-tumor results correlate with selective targeting of TME M2 macrophages and the enhanced potency of the ASO when delivered to the target cell by exosome-mediated delivery.

exoASO-STAT6 Induced Potent, Single Agent Anti-Tumor Activity

The figure above shows anti-tumor activity of exoASO-STAT6 as a single agent was evaluated in CT26 model. CT26 tumor cells were implanted subcutaneously in the flanks of mice (n = 10 per group). ExoASO and free ASO were dosed intra-tumorally (day 8, 10, 13, 15, 17, 19) and antibody treatments were given intraperitoneally (bi-weekly). All treatments were terminated on day 20 and tumor growth was monitored. exoASO-STAT6 monotherapy resulted in complete tumor remissions (CR) in 50% (5 out of 10) mice, complete tumor remissions (CRs) were not observed in any other control groups.

exoASO-STAT6 program status and clinical development plan

We have nominated exoASO-STAT6 to be our third wholly owned engEx product candidate to enter the clinic and IND enabling studies are ongoing, with a targeted IND submission in the second half of 2021. We have manufactured GMP exosomes using our proprietary manufacturing technology to support these activities.

We plan to initially develop IV administered exoASO-STAT6 for various cancers, including HCC, PDAC, CRC, lung adenocarcinoma, uveal melanoma, glioma, thyroid cancer and ovarian cancer. We estimate that the incidence rate of these cancers is approximately 240,000 patients per year in the US. We are also exploring the utility of exoASO-STAT6 in GBM and LMD and may further expand our development efforts into these M2-rich, intractable tumors of the central nervous system, or CNS.

Our preclinical experimentation in the myeloid cell rich GBM and LMD cancer metastasis animal models using intra-tumoral and intrathecal dosing, respectively, may represent opportunities in areas of very high unmet need with potentially expedited approval pathways, should the data warrant moving forward. All of the tumors we are targeting are particularly enriched in M2 macrophages and represent areas of substantial unmet need.

Our additional research and preclinical programs

exoVACC: a modular platform for constructing precision vaccines

We believe that our engEx Platform is well-suited to create potent vaccines with features that can be purposely designed to activate specific arms of the immune system (e.g. innate, T cell, B cell). We refer to this capability as our exoVACC Precision Engineered Vaccine Technology Platform, or our exoVACC Platform. Our exoVACC Platform is designed to allow us to engineer vaccines to provide simultaneous delivery of antigen(s) and adjuvant to the same APC, with flexibility to display multiple antigens either on the surface or inside the lumen of the exosome. In addition to our ability to use our exoVACC Platform to engineer cells to produce our antigen displaying vaccine candidates, we have developed methods for chemical conjugation of vaccine antigen candidates for rapid screening and potential therapeutic use. We can further modify the exosome surface to facilitate purposeful tropism to enhance delivery of the vaccine to APC subsets with differentiated functions, and to display co-stimulatory molecules to further “shape” the immune-response for the desired features. We believe we can also shape the immune-response by the choice of adjuvant molecules, which typically activate the innate immune-response, including our STING agonist used in exoSTING, toll-like receptor, or TLR, agonists or other adjuvants. We intend to utilize our exoVACC Platform to develop vaccine candidates that may be useful in infectious disease, cancer and neurodegenerative settings where the antigens are known.

exoVACC Precision Engineered Vaccine Technology Platform

The figure above describes our exoVACC Platform. By combining our engEx Platform with exogenous loading methods, we have developed a modular platform that allows us to generate custom exosomes for particular vaccine purposes. We have successfully generated exosomes with surface or luminal antigens, expressing targeting ligands against particular antigen presenting cell populations (e.g. anti-Clec9a to target cDC1 cells), expressing co-stimulatory molecules, and have loaded various adjuvants.

We have explored the utility of our exoVACC Platform with ovalbumin, or Ova, as a well-known and often used, model antigen. We utilize the BASP1 exosomal scaffold protein to display Ova inside the lumen of the exosome and to drive uptake into APC by display of PTGFRN on the exosome surface as utilized for exoSTING and exoASO-STAT6. Our STING agonist is then loaded in the exosome lumen (using technology developed for exoSTING) to provide adjuvant stimulation to the APC to which the Ova vaccine candidates are being delivered. Our preclinical results to date have shown potent stimulation of innate, T cell and B cell immunity specific for the Ova antigen. We have demonstrated these superior antigen specific responses in animal models using intravenous, subcutaneous and inhaled exosome delivery with as little as a single immunization and antigen levels 100-fold lower than control.

exoVACC Promoted Broad Immunological Responses including CD4, CD8 and Antibody Response

The figure above shows mice vaccinated intranasally with an exoVACC vaccine targeting ovalbumin (OVA) at day 0, boosted at day 14. Animals were assessed at day 28 for OVA-specific CD4 and CD8 T cell responses and OVA specific B-cell antibody responses. Vaccination with OVA antigen localized to the exosome lumen along with a STING agonist adjuvant (exoOVA-STING) resulted in a >5 fold and >2 fold greater induction of OVA-specific CD4 T-cells and CD8 T-cells respectively as compared to controls (free OVA protein or Free OVA with Alum or unadjuvanted exoOVA). In addition, the exoVACC combination also resulted in robust induction of OVA antigen-specific IgG1 antibodies.

In addition to the breadth of immune-response possible at low antigen dose, we have observed the selective stimulation of a unique population of CD8+ T cells in the lung mucosal surfaces called resident-memory T cells, or Trm. These cells appear to be crucial in virus defense in the lung and other mucosal surfaces and represent the first line of defense against virus exposure. These cells, once elicited, appear to expand and maintain residence at the mucosal surface of the lung to provide a rapid memory response to the antigen. Their proximity to the site of viral entry at the mucosal surfaces makes them crucial for protection from viruses where T cell immunity is a critical part of protection, such as HIV and various coronaviruses.

exoVACC Promotes Potent Expansion of Resident Memory CD8 T cells in the Lung

The figure above shows naïve mice (n=3-5 per group) dosed with equal quantities of OVA or OVA engineered into the exosome lumen (exo-OVA). Poly I:C, a widely used adjuvant for enhancing antibody responses, was added to OVA or to exo-OVA. These constructs were tested in comparison to an exo-OVA construct adjuvanted with a STING agonist . Mice were primed with the vaccines on day 1 and boosted on day 7. Lung tissue was harvested on day 14 and flow cytometry was utilized to enumerate the levels of OVA antigen specific tissue resident memory T-cell populations. TRM defined as CD8+CD44+CD62L-CD103+CD69+ cells reactive to OVA (SIINFEKL) tetramer. As compared to control unadjuvanted or free OVA adjuvanted with poly I:C vaccines, exoVACC with luminally loaded antigen and adjuvanted a STING agonist (exoOVA:a STING agonist) resulted in >28 fold induction of antigen specific TRM cells in the lung (*** P<0.0005; ** P<0.005 one-way ANOVA).

We have partnered with The Ragon Institute of MGH, MIT and Harvard to develop vaccines to protect against HIV and SARS-CoV-2 based upon the results described above, particularly the expansion of mucosal Trm. The Walker lab at Ragon has developed a proprietary algorithm to predict T cell epitopes for HIV that are postulated to generate protective immune-responses for the vast majority of patients. A similar approach is also underway to develop a vaccine for SARS-CoV-2 and the Walker lab has provided those antigen sequences to us under our agreement to construct potential exoVACC candidates. We plan to screen these in vitro with patient blood samples and then test them in appropriate preclinical models prior to any human testing. We expect that both the HIV and SARS-CoV2 T cell epitopes will be engineered into PTGFRN over-expressing exosomes and utilize BASP1 for luminal loading of the antigens. Our STING agonist will be loaded as an adjuvant using methods developed for exoSTING. In the case of the potential SARS-CoV-2 vaccine, we plan to make further engineering modifications by expressing the so-called “spike protein” on the surface of the exosome using PTGFRN as a scaffold to achieve high level antigen display to facilitate antibody responses. We expect that our further activities in this area will focus on development of a pan-coronavirus vaccine. Our SARS-CoV-2 studies have been supported by a grant application jointly submitted by the Walker lab and Codiak and awarded by Evergrande Foundation. We anticipate screening multiple exoVACC vaccine candidates over the coming months with potential selection of a clinical candidate expected by early 2021. We believe our capacity to potentially stimulate an anti-viral response activating innate, T cell (especially Trm) and antibody responses is a highly differentiating feature of exoVACC. Recent data from vaccine studies with SARS-CoV-2 highlight the importance of the vaccine candidate for eliciting T cell responses in a high percentage of individuals.

SARS-CoV-2 exoVACC Example

The figure above describes an example of an exoVACC vaccine candidate for SARS-CoV-2. Our exoVACC Platform is used to engineer exosomes that contain both surface B-cell epitopes (e.g. receptor binding domain) as well as luminal highly conserved T-cell epitopes. The engineered multifunctional exosome is then exogenously loaded with an adjuvant, such as a CDN STING agonist. The combination of both surface B-cell epitopes and luminal T cell epitopes is expected to generate both antibody and cytotoxic T cell responses.

We have also established a collaboration with Dr. Robert Schreiber at Washington University in St. Louis for access to unique, proprietary tumor neoantigens. We plan to utilize the same general approach of antigen and adjuvant co-delivery to select APC subpopulations with adjuvants that promote strong Th1 anti-tumor T cell responses.

We plan to pursue additional collaborations to acquire rights to other unique and valuable antigens.

engEx-AAV and non-viral precision delivery

It has been known for some time that production of various serotypes of AAV is associated with stochastic incorporation of viral particles into exosomes. These AAV particles can be seen in electron micrographs of purified exosomes inside the lumen of the exosome and occur as either single or multiple loaded capsids per exosome. The relative efficiency of stochastic loading is low, with most exosomes lacking viral particles and the majority that contain them having only 1-2 capsids per exosome. We have used our engEx Platform and BASP1 to develop methods to enhance luminal loading into exosomes and further optimization work is proceeding. Our preliminary studies have shown an up to 50-fold enhancement of AAV luminal loading. These studies demonstrate the feasibility of using our engEx Platform and our engineering technologies to improve the efficiency of AAV luminal loading.

Recombinant adeno-associated virus, rAAV, has been developed as a successful vector for both basic research and human gene therapy. However, neutralizing antibodies, or NAbs, against AAV capsids can abolish AAV infectivity on target cells, reducing the transduction efficacy. We have addressed the question of whether the application of our engEx Platform to AAV, or engEx-AAV, is subject to inhibition by virus serotype specific neutralizing antibodies in an in vitro assay examining gene transfer. The results suggest that luminal AAV in engEx-AAV is not susceptible to antibody neutralization. These studies also confirm that engEx-AAV efficiently delivers the transgene and that the transgene is expressed in vitro. By correcting for plasmid copy number it appears that engEx-AAV is more efficient than wild-type AAV at transducing cells based upon the greater fluorescence of the cells transduced with a luciferase containing DNA sequence. We have also confirmed gene expression in vivo following rat intra-ocular administration of engEx-AAV. Histological analysis demonstrated robust uptake of exosomes in the retinal ganglion cells with concomitant functional gene transfer.

engEx-AAV Resistant to Antibody Neutralization, Functional in vitro and in vivo, Can Be Engineered by Our engEx Platform

The figure above describes our engEx-AAV platform. A) Isolation of highly pure exosomes from AAV expressing cells results in some AAV in the exosome fraction (white band), while the majority of free AAV is pelleted at the bottom. EM pictures illustrate the difference between engEx-AAV and free AAV. B) engEx-AAV or free AAV expressing secreted nanoLuciferase were incubated with various concentrations of human IVIG before transduction of HEK 293 cells. While free AAV was neutralized by increasing concentrations of IVIG, engEx-AAV was resistant to neutralization and had increased potency vs free AAV. C) engEx-AAV expressing secreted nanoLuciferase was intravitreally administered to rat eyes and 2 weeks later, eyes were collected and luciferase levels were measured following tissue homogenization. D) Diagram of how engEx can be used to re-direct exosome tropism as well as increase the amount of AAV loaded into exosomes. E) Using the engEx Platform, HEK 293 cells were engineered to express various configurations of a luminal anti-AAV affinity ligand (engEx-1, 2 or 3). AAV was generated from WT HEK 293 or three engEx variants by triple transfection and exosomes were purified. AAV genome copy numbers were measured by qPCR in the conditioned media and exosome fraction, and data shown here represents the fold improvement of total AAV that is found in exosome fraction from engEx engineered cells versus unmodified HEK293 cells.

The observations described above suggest several differentiating properties for engEx-AAV. Our engEx-AAV constructs are functional vehicles for non-viral gene transfer that we believe can markedly enhance the level of gene expression as compared to AAV alone. Moreover, packaging the AAV in an exosome using engEx-AAV has shown evidence of “immune cloaking” of the luminal AAV due to the lack of AAV neutralization with immune sera specific for the serotype of the virus capsid. With the coupling of exosome tropism engineering with our engEx Platform, engEx-AAV could facilitate cell selective, non-viral gene delivery to specific cells and cellular compartments. These attributes may allow for:

•	cell selective delivery of engEx-AAV, mediated by engineered “addresses” displayed on the exosome surface with our engEx Platform;

•	the capacity to dose patients with pre-existing neutralizing antibodies due to “immune cloaking”;

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the ability to conduct repeat dosing to titrate up to an effective transgene expression level or to “boost” levels of transgene expression should levels fall below levels associated with patient benefit; and

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by combining tropism modification with compartmental dosing, the dose of AAV per patient may be substantially less than that required for a “one and done” AAV dose as practiced today, which should have a positive impact on the dose of AAV per patient and potentially reduce costs.

A specific aim of our collaboration with Sarepta is to optimize AAV incorporation into exosomes using our engEx Platform. The encouraging preliminary results demonstrate the utility of our engEx Platform, and future efforts are designed to improve process efficiency and robustness so that the technology can be advanced into clinical testing. We believe that the combination of immune cloaking, specific delivery through tropism modification and our experience with industrializing the production of exosomes will demonstrate the value of our engEx Platform for the targets subject to our collaboration with Sarepta, and potentially for a substantial number of indications for gene therapy.

Neurology strategy

We believe the potential of our engEx Platform to enhance the therapeutic index of our engEx exosomes by compartmental exosome dosing may be particularly well-suited for CNS disorders. Intravenous dosing approaches typically yield low CNS drug delivery due to the blood brain barrier, or BBB. However, we believe several neuro-oncology, neuro-inflammatory and neurodegenerative diseases warrant local dosing of therapies directly into the nervous system or surrounding cerebrospinal fluid, or CSF. This dosing approach is increasingly pursued by ASO, gene and stem cell therapies.

Our preclinical data have demonstrated that intrathecally dosed engEx exosomes overexpressing PTGRFN are substantially retained within the skull and spinal compartments, while intrathecally dosed ASOs exit the CSF to accumulate in peripheral organs, which may precipitate off-target effects. Moreover, within the intrathecal compartment, PTGFRN overexpressing exosomes (like those used for exoSTING, exoASO-STAT6 and exoVACC) can be detected using our highly specific antibody 1G11, which recognizes human PTGFRN. Exosomes administered in this compartment are found to be selectively sequestered in macrophages of the cranial and spinal meninges, nerve roots and perivascular spaces. Most of the exosome accumulating cells are CD206 expressing M2 macrophages, which are emerging as key regulators of nervous system immune surveillance, adaptive immune-responses and autoimmunity.

Intrathecal Delivery of PTGFRN to CNS Tissue Resident Macrophages

The figure above illustrates Intrathecal delivery of PTGFRN exosome to central nervous system tissue resident macrophages in rat. Two hours post intrathecal dosing 89Zr-labelled exosomes are retained in the intrathecal compartment while 125I-labelled antisense oligonucleotides (ASO) show significant egress to the periphery. However, Cy7-labelled ASOs loaded onto exosomes (Cy7-exo ASO) show retention and a high level of meningeal and nerve root localization within the intrathecal compartment as determined by fluorescence tomography. ASO-loaded PTGFRN exosomes selectively target meningeal lymphatics following intrathecal dosing.

The nervous system has long been known to be an immune-privileged organ. Several specializations besides the BBB contribute to this. The brain parenchyma does not have conventional lymphatic vessels for fluid management and immune surveillance. Instead material in the CNS extracellular fluid space moves along CNS blood vessel walls and this perivascular route provides a path connecting brain-derived extracellular material with the CSF. Understanding the nature of the flow of exosomes through the CSF and the cells they interact with in the meninges defines the biological processes and therefore disease situations that potentially can be readily targeted with exosome therapeutics.

In addition to resident meningeal macrophages, the meninges harbor true lymphatics that are continuous with lymphatics in cranial and spinal nerve root sheaths and ultimately connect with head, neck and paraspinal lymph nodes. Immune cells educated in these lymph nodes towards CNS antigens gain entry back into the nervous system under signaling assistance from these same M2 macrophages. Selective targeting of CNS immunoregulatory M2 macrophages with PTGFRN overexpressing exosomes has identified several near-term opportunities for our pipeline. The observation that many peripheral cancers metastasize to the CNS while CNS originating cancers rarely migrate out, may reflect an actively hindered anti-tumor immune-response in the CNS involving M2 macrophages, in the same way as these macrophages limit immune cell influx in peripheral solid tumors. Indeed, GBM is a tumor well-known for its high M2 immunosuppressive macrophage content (approximately 40% of tumor mass), low T-cell content and checkpoint inhibitor resistance. Activation and M1 polarization of glioblastoma associated macrophages with intra-tumoral exoSTING or exoASO-STAT6 may thus turn on local immune-responses in these notoriously immunologically “cold” tumors.

Intra-tumoral dosing is an accepted clinical option in GBM and our pilot work with exoSTING in a syngeneic mouse glioblastoma model suggests that this dosing approach leads to exosome spread within the tumor, uptake by GBM-associated M2 macrophages and stimulation of macrophage IFNß production, which is the critical trigger for promoting T cell influx and tumor destruction. We are conducting preclinical studies in GBM models with exoSTING and exoASO-STAT6. Previous work agonizing the STING pathway and macrophage repolarization are active areas of investigation for GBM and are supportive of these pathways in this difficult to treat malignancy.

LMD represents neoplastic disease that has metastasized to the meninges. Nerve root involvement and elevated CSF pressure due to meningeal lymphatic vessel blockade by the cancer cells leads to a rapid clinical demise with only a few months between diagnosis and death. The incidence of LMD is increasing and it is now being seen with 5% of all cancer cases (approximately 110,000 cases per year) with melanoma and breast cancers in adults and hematological cancer in children being the most frequent culprits. In preclinical testing, we have shown that the high M2 resident macrophage population of the meninges can be targeted with intrathecal exoSTING dosing to activate macrophage IFNb signaling. As a result, we believe LMD provides an opportunity to test our myeloid biology targeting exoSTING and exoASO-STAT6 product candidates. Moreover, the standard of care in LMD routinely involves intrathecal chemotherapy, which we believe may facilitate clinical evaluation of our engEx exosomes in this high unmet need and potentially provide an expedited pathway to approval should the data be positive. We are planning to evaluate exoSTING and exoASO-STAT6 for activity in a melanoma LMD animal model. The expected current survival time for patients with melanoma LMD is approximately 1.7 to 2.5 months, and we believe the biology and mechanism are supportive in this disease and represent an area of extraordinarily high unmet need that fits well with our current routes of dosing capabilities.

In addition, inappropriate activation of myeloid signaling in the CNS is associated with a number of inflammatory and autoimmune conditions, including multiple sclerosis, Guillain Barre syndrome, neuropathies and radiculopathies, Several neurodegenerative diseases such as Alzheimer’s disease, Parkinson’s disease, Amyotrophic Lateral Sclerosis, or ALS, and frontotemporal dementia also have significant neuroinflammation as a component of their pathophysiology. We are developing several engEx exosomes to target key inflammation cascades mediated by the meningeal macrophages, which are readily targeted with our exosomes. Several research programs are underway to target inflammatory pathways with engineered exosomes including the inflammasome.

We also intend to leverage our exoVACC Platform to build neurology pipeline assets. Several lessons have been learned from the biopharmaceutical industry’s passive and active immunotherapy efforts towards misfolded aggregation prone neurotoxic protein. Several principles have emerged for generating safe and adequate B-cell active immune-responses while avoiding autoimmune T-cell responses. We believe we can engineer the unique set of vaccine requirements to potentially achieve this B-cell humoral vaccine response with our modular exoVACC Platform. By engineering B-cell antigens, B-cell tropism, costimulatory molecules, and the appropriate adjuvants into the same exosome particle, we believe we have the potential to generate novel engEx exosomes for treating and preventing multiple neurodegenerative diseases characterized by the accumulation of neurotoxic misfolded protein aggregates. The recent emergence of misfolded protein aggregates as the underlying defect in several trinucleotide repeat diseases further provides an opportunity to build a proprietary, differentiated treatment and prevention vaccine strategy for these genetic orphan disorders. Recent published data have shown that antibody mediated clearance of these misfolded proteins results in improved outcomes in preclinical models. To this end we are collaborating with Laura P.W. Ranum, Ph.D., who is a leader in the field of trinucleotide repeat disorders, and are developing vaccine candidates to elicit specific antibody responses against misfolded proteins in trinucleotide repeat diseases.

Collaborations

Jazz Pharmaceuticals

In January 2019, we entered into a Collaboration and License Agreement with Jazz focused on the research, development and commercialization of exosome therapeutics to treat cancer. Pursuant to the agreement, we granted Jazz an exclusive, worldwide, sublicensable royalty-bearing license to develop, manufacture and commercialize therapeutic candidates directed at up to five oncogene targets to be developed using our engEx Platform for exosome therapeutics. The targets selected to date, which include NRAS and STAT3, have been validated in hematological malignancies and solid tumors but generally have been undruggable with current modalities.

Under the terms of the agreement, we are responsible for the initial development of therapeutic candidates directed at all five targets, as well as the costs associated with such development activities. In addition, we are responsible for development costs up to and including IND acceptance, and certain development costs of the Phase 1, Phase 1/2 and Phase 2 clinical trials for each of the first two therapeutic candidates to commence clinical trials.

Following the conclusion of the applicable clinical trials for the first two candidates, and for the remaining three candidates, Jazz will be responsible for the further development and associated costs of the therapeutic candidates, including all Phase 3 and any Phase 4 clinical trials, potential regulatory submissions and commercialization for each product at its sole cost and expense. We have the option to participate in co-commercialization and cost/profit-sharing in the US and Canada on up to two products, subject to a one-time veto right by Jazz. Should we choose to exercise this option, we and Jazz will equally split most of the remaining development costs and the net profits or losses in the US and Canada, while we would receive milestones and royalties for sales in other parts of the world. In the event that we do not exercise our option, we will receive milestones and royalties based upon sales worldwide.

As part of the agreement, Jazz paid us an upfront payment of $56.0 million. We are eligible to receive up to $20.0 million in preclinical development milestone payments, the first of which is for $10.0 million and will be due from Jazz upon the second initiation of IND-enabling toxicology studies for a collaboration target. We are also eligible to receive milestone payments totaling up to $200.0 million per product based on IND acceptance, clinical and regulatory milestones, including approvals in the US, the EU and Japan, and sales milestones. We are also eligible to receive tiered royalties on net sales of each approved product, with percentages ranging from mid-single digits in the lowest tier to high teens in the highest tier. The milestone and royalty payments are each subject to reduction under certain specified conditions set forth in the agreement.

Either party can terminate the agreement with respect to a region and a target upon the other party’s material breach relating to such region and target, subject to specified notice and cure provisions. Jazz also has the right to terminate the agreement in its entirety or in part (with respect to a particular collaboration target, research program, licensed compound or product, region or, in some cases, country) for convenience at any time upon 180 days’ written notice or for safety reasons immediately upon notice, provided, however, that in the case of a termination for convenience with respect to a licensed compound that is a development candidate, Jazz will maintain its obligation to reimburse us for certain development costs.

Absent early termination, the term of the agreement will continue on a country-by-country basis and licensed product-by-licensed product basis, until the expiration of the royalty payment obligations for the country and the licensed product (or, in the case of a shared territory for an optioned product, will continue for so long as such optioned product is being sold by Jazz or its affiliates or sublicensees in the shared territory).

Sarepta Therapeutics

In June 2020, we entered into a two-year Research License and Option Agreement with Sarepta focused on the use of exosomes for non-viral delivery of AAV, gene-editing and RNA therapeutics to address five agreed targets associated with neuromuscular diseases. Pursuant to the agreement, we are receiving funding to conduct collaborative research and Sarepta has options to enter into exclusive, worldwide licenses for each of the agreed targets to develop, commercialize and manufacture therapeutic candidates developed using our engEx Platform for exosome therapeutics. For each target option exercised, we will be eligible to receive an option exercise fee, milestones, and royalties. Each target is well-understood to be therapeutically relevant to its associated neuromuscular disease.

Under the terms of the agreement, we granted to Sarepta a non-exclusive, royalty-free, worldwide license, with a limited right to sublicense, to use certain of our intellectual property in the conduct of activities for which Sarepta is responsible under the agreement. The agreement provides that the activities conducted by the parties will be performed in accordance with a research plan which sets forth the activities to be undertaken by both parties over the course of the agreement covering all targets included in the agreement. We are responsible for the conduct of all activities assigned to us under the research plan. The agreement initially covers five agreed research targets as selected by Sarepta at inception of the arrangement. However, Sarepta has the right to replace up to two of the research targets with certain other agreed pre-named targets. To the extent a target is replaced, the original target is discontinued as a research target under the agreement and the replacement target becomes a research target under the agreement. During the term of the agreement, we may not develop, manufacture, commercialize or otherwise exploit any exosome therapeutic product directed to any of the agreed research targets, except for those activities conducted pursuant to the agreement; provided that we may conduct non-clinical or pre-clinical research regarding such products so long as we provide Sarepta written notice of and regular reports regarding such activities.

Pursuant to the terms of the agreement, we granted to Sarepta an option to obtain an exclusive, worldwide, sublicensable license to use certain of our intellectual property for the development, manufacturing and commercialization of exosome therapeutic candidates directed to one or more of the research targets. Each of the licenses that would be issued upon exercise of such option cover the use of our intellectual property in the exploitation of therapeutics directed to a particular target. Options may be exercised on a research target by research target basis any time prior to completion of the research activities for the respective target, but not later than June 17, 2022, subject to extension to December 17, 2022. Following option exercise, the parties will execute a definitive license agreement that outlines the terms and conditions of the collaboration arrangement that would govern the further development and commercialization of exosome therapeutics directed to the subject target, contingent on remittance of the option exercise fee.

Under the terms of the license agreement which would be entered into upon the exercise of the option by Sarepta, we would be responsible for the conduct of the associated pre-clinical development through the generation of a development candidate directed to the applicable target in accordance with a plan which sets forth the activities to be conducted with respect to each pre-clinical development program. Additionally, we are obligated to provide manufacturing and supply through the completion of Phase 2 clinical trials. We are entitled to receive reimbursement of costs incurred with respect to the activities performed in the execution of the pre-clinical development programs and any manufacturing activities. Following the selection of a development candidate from a pre-clinical development program, Sarepta is responsible for any further development, regulatory matters and commercialization at its sole cost and expense.

Under the terms of the research agreement, we received up-front and non-refundable cash payments totaling $10.0 million, consisting of a $7.0 million up-front payment and a $3.0 million up-front research services prepayment. In addition, we are eligible for the reimbursement of costs incurred in the execution of the research plan. To the extent Sarepta exercises its option and the parties enter into a definitive license agreement with respect to any target included in the arrangement, Sarepta would be obligated to remit an option exercise payment of $12.5 million to us per target, up to a total of $62.5 million if all options are exercised. Conditional on the exercise of the options and execution of such license agreements, we may earn potential development and regulatory milestones and tiered royalties on net sales of licensed products. We are eligible to receive up to $192.5 million in development and regulatory milestones per target. One of the selected targets is eligible to generate additional milestone payments on the achievement of certain development and regulatory milestones. Also, to the extent any of the product candidates are commercialized, we would be entitled to receive tiered royalty payments ranging from the mid-single digits in the lowest tier to the low teens in the highest tier. Royalties are payable on a licensed product-by-licensed product and country-by-country basis from the first commercial sale until the later of (a) 10 years from first commercial sale, (b) expiration of valid claims of licensed patent rights and (c) expiration of regulatory exclusivity. The royalty payments are subject to reduction under certain conditions to be specified in the license agreement.

Either party can terminate the agreement upon the other party’s material breach, subject to specified notice and cure provisions. Sarepta also has the right to terminate the agreement in its entirety or in part (with respect to a particular target and its corresponding option right) for convenience at any time upon specified written notice, subject to an obligation to pay our related personnel costs for a specified period of time after the effective date of termination as well as to pay for any unavoidable costs as a result of the termination. Any expiration or termination of the agreement does not affect the rights and obligations of the parties that accrued prior to the expiration or termination date. Upon termination of the agreement, the license and options granted by us to Sarepta will immediately terminate.

Absent early termination, the term of the agreement will continue for two years, plus additional specified time, if needed, for the execution of the license agreement should Sarepta exercise its option. We believe our work with respect to these development candidates may be sufficiently advanced to enable Sarepta to exercise its related options in 2021.

Kayla Therapeutics

In November 2018, we entered into a License Agreement with Kayla, pursuant to which we obtained a co-exclusive worldwide, sublicensable license under certain patent rights and to related know-how and methods to research, develop, manufacture and commercialize exosome compounds and products covered by such patent rights in all diagnostic, prophylactic and therapeutic uses. The foregoing license is co-exclusive with Kayla, but Kayla’s retained rights are subject to certain restrictions.

During the first 6 years following the effective date of the agreement, Kayla and its affiliates may not research, develop, manufacture or commercialize anywhere in the world any product containing a small molecule STING agonist and an exosome. In addition, during the term of the agreement, Kayla and its affiliates may not grant a license to any third party under the licensed patent rights to, develop, manufacture or commercialize anywhere in the world a product containing certain STING compounds for therapeutic or veterinary purpose. The agreement also restricts us from developing any competing product containing a small molecule STING agonist and an exosome until the expiration of a non-compete period determined by the achievement of clinical milestones.

As of July 31, 2020, the patent portfolio licensed from Kayla consists of two US patents, one European patent and three worldwide pending applications. The patent rights licensed to us under the patent and patent application relate to certain modified cyclic dinucleotides compositions of matter.

We have certain diligence obligations under the license agreement, which include using commercially reasonable efforts to develop, commercialize and market the products developed under the licensed patent rights, including using commercially reasonable efforts to initiate a cohort extension of a Phase 1/2 trial after obtaining IND approval.

As partial consideration for the license, we paid Kayla an up-front payment of $6.5 million and issued to Kayla 924,068 shares of common stock. Based on the progress we make in the advancement of licensed products, we are required to make aggregate milestone payments of up to $100.0 million in cash payments and up to $13.0 million payable in shares of our common stock upon the achievement of specified clinical and regulatory milestones, including approvals in the US, the EU and Japan. The first eligible milestone, for which we will be obligated to make a nonrefundable payment to Kayla of $15.0 million in cash and $5.3 million in common stock, will occur upon the first dosing of a licensed product to the first subject in a Phase 1/2 clinical trial. In addition, we are required to pay to Kayla a percentage of the payments that we receive from sublicensees of the rights licensed to us by Kayla, excluding any royalties. This percentage varies from single digits to low double digits.

We are obligated to pay to Kayla tiered royalties ranging from low single-digits to mid single-digits based on annual net sales by us, our affiliates and our sublicensees of licensed products. The royalty term is determined on a product-by-product and country-by-country basis and continues until the later of (i) the expiration of the last valid claim of the licensed patent rights that covers such product in such country, (ii) the loss or expiration of any period of marketing exclusivity for such product in such country, or (iii) ten years after the first commercial sale of such product in such country; provided that if the royalty is payable when no valid claim covers a given product in a given country, the royalty rate for sales of such product in such country is decreased.

Following the first dosing of a licensed product in a pivotal trial and payment of the related milestone, we will have the right to control prosecution of the licensed patents, to the extent such licensed patents (i) are the only patents we own or control that claim the composition of matter of a licensed product and (ii) have not been licensed by Kayla to a third party for the development of products containing certain STING compounds. Additionally, following such milestone, we will have the right to control enforcement of the licensed patents, to the extent such patents are the only patents we own or control that claim the composition of matter of a licensed product, as well as those licensed patents that Kayla has not licensed to a third party for the development of products containing certain STING compounds.

Unless terminated earlier, the term of the license agreement will continue on a country-by-country basis and licensed product-by-licensed product basis, until the expiration of the royalty term for such licensed product. We may terminate the license agreement on a licensed compound-by-licensed compound basis and on a region-by region basis for any reason upon 30 days prior written notice to Kayla. Either party may terminate the agreement upon the other party’s material breach, subject to specified notice and cure provisions.

Scientific Collaborations

In March 2020, we entered into a Collaboration and Option Agreement with Washington University in St. Louis and its investigator Dr. Robert Schreiber. Dr. Schreiber is an expert in cancer immunotherapy and has identified new classes of antigens recognized by CD4 and CD8 T-cells which are important for immune-mediated cancer clearance. We hope to show that a cancer vaccine candidate based on an exoVACC composition can be used to mount an antigen-specific immune-response in various mouse models of sarcoma, and that the exoVACC composition is superior to existing vaccine strategies. Under the agreement, we have an option to obtain an exclusive or non-exclusive royalty-bearing license, subject to Washington University in St. Louis’s obligations regarding licensure that may exist in agreements with the US government or other entity as a result of funding aspects of the project, to Washington University in St. Louis’s intellectual property rights arising under the collaboration. The agreement terminates one year from the effective date unless earlier terminated or otherwise extended by mutual agreement of the parties. Either party may also terminate the agreement upon 30 days’ prior written notice.

In February and May of 2020, we entered into two Sponsored Collaboration Research Agreements with The Ragon Institute of MGH, MIT and Harvard and its investigators Dr. Bruce Walker and Dr. Gaurav Gaiha, who are experts in the mechanism of HIV infection control and who are now also working on research related to SARS-CoV-2. The May 2020 agreement aims to develop an exoVACC vaccine candidate for SARS-CoV-2, for which the Ragon team has identified conserved, structurally constrained T cell epitopes. We hope to show that our exoVACC candidates induce both neutralizing antibodies and antigen-specific T cell responses against SARS-CoV-2. Specifically, the ability to target immune-responses to the lung and other mucosal surfaces where infection occurs could represent an advance in the fight against SARS-CoV-2 and future SARS coronaviruses. The February 2020 agreement aims to develop an exoVACC vaccine candidate for HIV, for which Drs. Walker and Gaiha have identified HIV viral proteins that are recognized by CD8+ T cells in so-called elite controller patients, a rare subset of patients who do not progress to AIDS despite being HIV-positive. The investigators have shown that CD8 T-cell recognition of these HIV epitopes may be a strategy to convert non-elite controller HIV patients to elite controller patients. We hope to integrate the HIV antigens identified by Drs. Walker and Gaiha into our exoVACC compositions and test in various mouse models of HIV whether we can generate an immune-response superior to existing HIV vaccine strategies. Under both Agreements, we have the option to obtain an exclusive or non-exclusive, royalty-bearing license to MGH’s intellectual property rights arising under the collaboration. Each of the agreements terminates one year from its respective effective date unless earlier terminated or otherwise extended, in each case by mutual written agreement of the parties. We may also terminate each agreement upon 60 days’ prior written notice. Each agreement is also subject to early termination upon an uncured material breach by the other party, or due to our bankruptcy, insolvency or dissolution.

Intellectual property

We believe that the diversity and breadth of our intellectual property is a key asset that provides us with important strategic and competitive advantages. We strive to protect the proprietary inventions, improvements and technology that we expect to be important for our planned commercial activities, including seeking and maintaining domestic and international patent rights whether from our own inventions or licensed from our collaborators or other partners. We also rely on our extensive know-how, trade secrets and other intellectual property that we believe will prove instrumental to our success. Our strategic approach is to seek domestic and international patent protection for new inventions and improvements or, where deemed appropriate, maintain certain inventions and improvements as trade secrets. Our intellectual property estate covers technologies related to our engEx Platform, manufacturing methods, analytical methods, engEx product candidates, pharmaceutical compositions, methods of treating patients, and other core technologies and improvements.

We plan to continue to expand our intellectual property estate by filing provisional and non-provisional patent applications related to our engEx product candidates, engEx Platform advances, manufacturing methods, and other inventions and technologies. Our success will depend, in part, on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce any patents that we may obtain or otherwise control, preserve the confidentiality of our trade secrets, and operate without infringing the valid and enforceable patents and proprietary rights of third parties.

In addition to filing and prosecuting patent applications in the US, we often file counterpart patent applications in additional countries where we believe such foreign filing is likely to be beneficial, including but not limited to Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, Korea, Mexico, New Zealand and South Africa.

Individual patents extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for applications filed in the US are effective for 20 years from the earliest effective filing date for a non-provisional patent application to which priority is claimed. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. The duration of patents outside of the US varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date for a non-provisional patent application to which priority is claimed. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

We believe that we have a strong global intellectual property position, including issued patents and pending patent applications in many key jurisdictions across the globe, as well as broad know-how and trade secrets all directed to our engEx product candidates, engEx Platform technologies, manufacturing and other important technologies. As of July 31, 2020, our patent portfolio consists of approximately 60 patent families, including 29 owned issued patents (nine in the US) and approximately 40 in-licensed issued patents (two in the US); approximately 90 owned or in-licensed pending applications in the US, and approximately 130 owned or in-licensed pending applications in jurisdictions outside of the US (including active PCT applications). Our objective is to continue to expand our portfolio of patents and patent applications in order to protect our engEx Platform, engEx product candidates and manufacturing processes. Examples of the product candidates and technology areas covered by our intellectual property portfolio are described below.

engEx Platform intellectual property

Our intellectual property portfolio includes numerous patents and pending patent applications that relate to innovations that we use to engineer exosomes. Our engEx Platform patent portfolio includes patent filings directed to:

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Exosomes comprising certain scaffold proteins, including PTGFRN, which enables us to engineer exosomes with high-density surface display of many classes of drug molecules. We have two issued US patents in this family.

•	Exosomes comprising certain scaffold proteins, including BASP1 and exosomes with luminal fusions to BASP1.

•	Exosomes for vaccine delivery (exoVACC).

We filed these patent applications in the PCT and/or major commercial markets and other countries of commercial relevance. We expect our patents in these families, if issued, to expire between 2038 and 2041, depending on patent family, excluding any patent term adjustments or extensions. These patents and pending applications are owned by us.

Each of our engEx product candidates leverages components of our engEx Platform technology and the related intellectual property estate.

engEx product candidate intellectual property

We also file patent applications directed to our engEx product candidates. Such patent filings relate to engineered therapeutic exosome compositions and methods of using such compositions to potentially treat or ameliorate various diseases and conditions. The engEx product candidate patent applications described below are owned by us. The patent applications for our lead programs include patent applications directed to:

•	Exosomes containing STING agonists (exoSTING).

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Exosomes expressing therapeutic immuno-oncology molecules that induce or suppress immunological signaling in the context of cancer and infectious diseases. We have one issued US patent in this area, which will expire in 2038.

•	Exosomes containing inhibitory nucleic acids targeting macrophage polarization genes in tumor-resident myeloid cells.

These applications are pending in major commercial markets and other countries of commercial relevance. We expect any patents in these families, if issued, to expire between 2038 and 2039, excluding any patent term adjustments or extensions.

We have additional provisional patent applications and unpublished applications that may relate to current and/or future product candidates depending on the scope of any claims that may ultimately issue. These additional candidates are generally directed to exosomes loaded with payloads designed to deliver therapeutic molecules to many cell types and tissues for the treatment of oncology, immune-based diseases, neurological disorders, neuromuscular disorders, vaccination, gene therapy and rare diseases. We expect the patents in these families, if issued, to expire between 2039 and 2041, excluding any patent term adjustments or extensions.

Manufacturing and analytical intellectual property

Another important aspect of our intellectual property estate relates to methods of making, purifying and characterizing exosomes. Our manufacturing and analytical intellectual property is central to potential commercialization of our exosome therapeutics, if approved, and consists of patent applications, know-how and trade secrets. All the manufacturing and analytical intellectual property listed below is owned by us and includes applications directed to:

•	Methods of measuring and tracking exosomes by measuring an intrinsic fluorescence signature;

•	Chemically defined cell culture media for optimized exosome yield and purity; and

•	Methods of scalable exosome purification.

Our manufacturing and analytical intellectual property, including know-how, patent applications and trade secrets, is important to the potential commercial success of our product candidates. As discussed above, engineering exosomes in a scalable and reproducible way poses significant challenges. Furthermore, the ability to accurately and precisely measure the characteristics and purity of exosomes has also proved to be extremely difficult. We believe that our early and continued investment in manufacturing and analytical capabilities provides us with an important and durable competitive advantage.

We have additional provisional patent applications and unpublished applications that relate to our current and/or future processes for manufacturing and analyzing our exosomes and engEx product candidates. We expect the patents in these families, if issued, to expire between 2037 and 2041, excluding any patent term adjustments or extensions.

Trade secrets

We may also rely, in some circumstances, on trade secrets to protect our technology and aspects of our engEx Platform. Trade secrets can be difficult to protect. We seek to protect our technology and engEx product candidates, in part, by entering into confidentiality agreements with those who have access to our confidential information, including our employees, contractors, consultants, collaborators and advisors. We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or may be independently discovered by our competitors. To the extent that our employees, contractors, consultants, collaborators and advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For this and more comprehensive risks related to our proprietary technology, inventions, improvements and products, see “Risk Factors”.

Trademarks

Our trademarks are important to us and are generally covered by trademark applications with the USPTO and the patent or trademark offices of other countries. Trademark protection varies in accordance with local law, and continues in some countries as long as the trademark is used and in other countries as long as the trademark is registered.

Competition

The biotechnology and pharmaceutical industries, including in the exosome therapeutics area, are characterized by rapid growth, a dynamic landscape of competitive product candidates and a strong reliance on intellectual property. While we believe that our engEx Platform, exosome engineering and manufacturing capabilities and product candidate pipeline, together with our resources, industry expertise and proprietary know-how, give us a competitive advantage in the field, we face competition from a variety of organizations. Our competitors include larger pharmaceutical companies, specialty biotechnology companies, academic research institutions, governmental agencies, as well as public and private institutions.

There are several companies that are currently developing exosome-based therapeutics for use in a variety of indications, from cancer to rare disease, to regenerative medicine. Broadly, the development of exosome therapeutics can be segregated into two groups: those that use (a) unmodified cell-derived exosomes and (b) engineered and ex vivo modified exosomes.

Unmodified cell-derived exosomes generally rely on the intrinsic therapeutic activity of cargo in exosomes collected from a specific producer cell type. Typically, these producer cells are stem cells or other precursor cells, and the exosomes are generally used in regenerative medicine, immuno-suppression, and central nervous system modulation. The mechanism of action for these exosomes is not well-understood, and may rely on one or more cargo types including miRNAs, mRNAs, and/or surface proteins. Although none of our engEx product candidates rely on unmodified exosomes isolated from producer cells, there is potential competition in the application and uses of our engEx product candidates with those based on unmodified exosomes. Competitors using unmodified cell-derived exosomes include: Aegle Therapeutics Corp., ArunA Biomedical, Inc., or ArunA, Capricor Therapeutics, Inc. and ReNeuron Group plc. In addition, several small-scale clinical studies using unmodified cell-derived exosomes have been initiated, often led by academic investigators, for a variety of indications including cancer, immune diseases, and stroke.

All of our existing and anticipated engEx product candidates use exosomes that are produced from modified cells and/or are loaded ex vivo with various biologically active molecules. We believe this gives our engEx exosomes desired properties such as predictable pharmacology, defined mechanism of action, reproducible activity and a defined analytical profile. We understand that our competitors using engineered and ex vivo modified exosomes plan to use their candidates in numerous therapeutic applications, some of which may directly compete with our engEx product candidates and early programs. Competing therapeutic applications include cancer, metabolic diseases, various rare diseases, central nervous system disorders, neuromuscular disorders, diseases of the immune system and infectious diseases. Competitors using engineered and ex vivo loaded exosomes include ArunA, AstraZeneca plc, or AstraZeneca, Evox Therapeutics Ltd. and PureTech Health plc. We believe that our engEx product candidates will be the first engineered exosomes to enter human clinical trials.

We also face competition outside of the exosome therapeutics field, including from some of the largest pharmaceutical companies and other specialty biotechnology companies. Our three lead engEx product candidates, exoSTING, exoIL-12 and exoASO-STAT6, face competition from numerous companies.

In the STING Agonist Space:

Aduro Biotech, Inc., or Aduro, and Novartis International AG, or Novartis; Bristol Myers Squibb Company, or BMS; Merck & Co., Inc., or Merck; Takeda Pharmaceutical Company Limited; Eisai Co., Ltd., or Eisai; Nimbus Therapeutics, Inc.; GlaxoSmithKline plc, or GSK; Spring Bank Pharmaceuticals, Inc., or Spring Bank; Synlogic, Inc., or Synlogic; Mavupharma, Inc. (acquired by AbbVie Inc.) and others.

Merck, Aduro in collaboration with Novartis, BMS, Eisai, GSK, Spring Bank and Synlogic have initiated clinical trials using STING agonists in cancer patients. Additionally, there are several STING agonist programs that have been described in the literature that are owned or being developed by academic institutions that may soon enter clinical trials.

In the IL-12 Space:

Astellas Pharma Inc.; Celsion Corporation, or Celsion; Cytix, Inc., or Cytix; Dragonfly Therapeutics Inc.; Eli Lilly and Company; MedImmune, LLC (acquired by AstraZeneca), or MedImmune; Immvira Co Ltd.; Inovio Pharmaceuticals, Inc.; Merck; Moderna, Inc., or Moderna; Neumedicines, Inc., or Neumedicines; OncoSec Medical Incorporated, or OncoSec; Rubius Therapeutics, Inc.; Repertoire Immune Medicines, Inc.; Ziopharm Oncology, Inc., or Ziopharm; and others.

The IL-12 programs from Ziopharm, OncoSec, Neumedicines, Celsion, Cytix, Merck and MedImmune are currently being used in clinical trials.

We also face competition related to the therapeutic areas and biologically active molecules we plan to engineer onto or into our engEx exosomes. As described above, our engEx Platform is amenable to creating exosomes capable of delivering and/or displaying numerous classes of biologically active molecules. For each of these therapeutic areas and molecule classes we face competition from numerous large pharmaceutical companies and specialty biotechnology companies.

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In the inhibitory nucleic acid space: Alnylam Pharmaceuticals, Inc., or Alnylam, Ionis Pharmaceuticals, Inc., Dicerna Pharmaceuticals, Inc., Arrowhead Pharmaceuticals, Inc., F. Hoffman-La Roche AG, or Roche, and others.

•	In the immuno-oncology space: Novartis, Gilead Sciences, Inc., Amgen Inc., Roche, Johnson & Johnson, Pfizer, Inc., or Pfizer, AstraZeneca, BMS, Merck and others.

•	In the gene editing space: CRISPR Therapeutics AG, Editas Medicine, Inc., Intellia Therapeutics, Inc., or Intellia, Sangamo Therapeutics, Inc. and others.

•	In the gene therapy space: BioMarin Pharmaceutical Inc., uniQure NV, bluebird bio, Inc., GSK, Roche, Solid Biosciences, Inc., Voyager Therapeutics, Inc., Astellas Pharma Inc. and others.

•	In the vaccine space: Pfizer, Merck, Johnson & Johnson; Moderna, AstraZeneca and others.

We also face competition outside of the exosome therapeutics field from large pharmaceutical companies and specialty biotechnology companies using synthetic drug delivery systems such as liposomes, lipid nanoparticles and other non-viral delivery approaches, including Alnylam, Arbutus Biopharma, Arcturus Therapeutics, Inc., Intellia, Ipsen Group, Johnson & Johnson, Luye Pharma Group, Moderna and others. These include marketed products and those that are currently in clinical development.

In addition, many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials and marketing approved products than we do. Mergers and acquisitions in the biopharmaceutical industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, convenience and availability of reimbursement.

If our current programs are approved for the indications for which we are currently planning clinical trials, they may compete with other products currently under development. Competition with other related products currently under development may include competition for clinical trial sites, patient recruitment and product sales.

Government Regulation

Government authorities in the US at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, such as our product candidates and any future product candidates. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

US biological product development

In the US, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act, or FDCA, and its implementing regulations and biologics under the FDCA, the Public Health Service Act, or

PHSA, and their implementing regulations. Both drugs and biologics also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable US requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, restrictions on the marketing or manufacturing of the product, withdrawal of an approval or license revocation, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, detentions or import refusals, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Our product candidates and any future product candidates must be approved by the FDA through a Biologics License Application, or BLA, process before they may be legally marketed in the US. The process generally involves the following:

•	Completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with GLP requirements;

•	Submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

•	Approval by an institutional review board, or IRB, at each clinical trial site before each trial may be initiated;

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Performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practices, or GCP, requirements and other clinical trial-related regulations to establish the potency and purity of the investigational product for each proposed indication;

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Preparation and submission to the FDA of a BLA requesting approval to market the biological product for one or more proposed indications including submission of detailed information on the manufacture and composition of the product and proposed labeling;

•	A determination by the FDA within 60 days of its receipt of a BLA to accept the filing for review;

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Satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the biologic will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the biologic’s identity, strength, quality and purity;

•	Potential FDA audit of the clinical trial sites that generated the data in support of the BLA;

•	payment of the application fee under the Prescription Drug User Free Act, or PDUFA, unless exempted; and

•	FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the biologic in the US.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates and any future product candidates will be granted on a timely basis, or at all.

Preclinical studies and IND

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all patients provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the US may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap.

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Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the product candidate.

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Phase 2 clinical trials generally involve studies in disease-affected patients to evaluate proof of concept and/or determine the dosing regimen(s) for subsequent investigations. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

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Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for physician labeling.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of a BLA. Failure to exhibit due diligence with regard to conducting mandatory Phase 4 clinical trials could result in withdrawal of approval for products.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events. Findings from other studies or animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure also must be submitted to the FDA and the investigators. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

Information about certain clinical trials must be submitted within specific timeframes to the NIH for public dissemination on its ClinicalTrials.gov website. Similar requirements for posting clinical trial information in clinical trial registries exist in other countries outside the US.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidates do not undergo unacceptable deterioration over their shelf life.

FDA review process

Following completion of the clinical trials, data are analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of a BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. The BLA is a request for approval to market the biologic for one or more specified indications and must contain proof of safety, purity and potency. The application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, purity and potency of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the US.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a user fee, which for federal fiscal year 2020 is $2,942,965 for an application requiring clinical data. The sponsor of an approved BLA is also subject to an annual program fee, which for fiscal year 2020 is $325,424. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted BLAs before it accepts them for filing and may request additional information rather than accepting the BLA for filing. The FDA must make a decision on accepting a BLA for filing within 60 days of receipt and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of an original BLA and respond to the applicant and six months from the filing date of an original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and the review process is often extended by FDA requests for additional information or clarification.

Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel products or products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process.

After the FDA evaluates a BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The Complete Response Letter may require additional clinical data and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

If the FDA approves a new product, it may limit the approved indications for use of the product. It may also require that contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post-approval studies, including Phase 4 clinical trials, to further assess the product’s safety or efficacy after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms to help ensure that the benefits of the product outweigh the potential risks. Following approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan drug designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the US, or more than 200,000 individuals in the US and for which there is no reasonable expectation that the cost of developing and making the product available in the US for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation for a biologic must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care, or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if our product is determined to be contained within the scope of the competitor’s product for the same indication or disease. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union, or the EU, has similar, but not identical, requirements and benefits.

Expedited development and review programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biologics that meet certain criteria. Specifically, new drugs and biologics are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor of a biologic can request the FDA to designate the product for fast track status any time before receiving BLA approval, but ideally no later than the pre-BLA meeting. Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biologic designated for priority review in an effort to facilitate the review.

A product may also be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. If the FDA concludes that a drug or biologic shown to be effective can be safely used only if distribution or use is restricted, it will require such post-marketing restrictions as it deems necessary to assure safe use of the product. If the FDA determines that the conditions of approval are not being met, such as the required post-marketing confirmatory trial does not demonstrate a clinical benefit, the FDA can withdraw its accelerated approval for such drug or biologic. In addition, unless otherwise informed by the FDA, the FDA currently requires, as a condition for accelerated approval, that all advertising and promotional materials that are intended for dissemination or publication be submitted to the agency in advance for review.

Additionally, a drug or biologic may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from the FDA to ensure an efficient drug development program.

Fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.

Pediatric information

Under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and efficacy of the biologic for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. A sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

Post-marketing requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping activities, reporting of adverse experiences, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as ‘‘off-label use’’) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available products for off-label uses, manufacturers may not market or promote such uses. Prescription drug and biologic promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve the BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMP regulations. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMP regulations, could result in enforcement actions and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved BLA, including recall.

US patent term restoration and marketing exclusivity

Depending upon the timing, duration and specifics of FDA approval of our product candidates and any future product candidates, some of our US patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch Waxman Amendments. The Hatch Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. Patent term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved biologic is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent.

The US PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA licensed reference biological product was created by the Biologics Price

Competition and Innovation Act of 2009, or BPCI Act. This amendment to the PHSA, in part, attempts to minimize duplicative testing. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials.

Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the US. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency.

Pediatric exclusivity is another type of regulatory market exclusivity in the US. Pediatric exclusivity, if granted, adds six months to existing regulatory exclusivity periods. This six-month exclusivity may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA issued ‘‘Written Request’’ for such a trial.

US coverage and reimbursement

Successful commercialization of pharmaceutical products depends on the availability of adequate coverage and reimbursement from third-party payors. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors, such as private health insurers and health maintenance organizations, are critical to new product acceptance.

Government authorities and other third-party payors decide which products and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

In the US, no uniform policy of coverage and reimbursement for pharmaceutical products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time consuming and costly process that could require a manufacturer to provide to each payor supporting scientific, clinical and cost effectiveness data for the use of the product on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement from third-party payors will be obtained. There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the US, the principal decisions about reimbursement for new products are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the US Department of Health and Human Services, as CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. Even if coverage for a given product is obtained, the resulting reimbursement payment rates might not be adequate to achieve or sustain profitability or may require co-payments that patients find unacceptably high.

Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use certain pharmaceutical products. Patients are unlikely to use a product unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of the product. Because novel pharmaceutical products may have a higher cost of goods than conventional therapies, and may require long-term follow-up evaluations, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater. There is significant uncertainty related to insurance coverage and reimbursement of newly approved products.

Payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Middle Class Tax Relief and Job Creation Act of 2012 required that CMS reduce the Medicare clinical laboratory fee schedule by 2% in 2013, which served as a base for 2014 and subsequent years. In addition, effective January 1, 2014, CMS also began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting. Additional state and federal healthcare reform measures are expected to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for certain pharmaceutical products or additional pricing pressures.

Moreover, increasing efforts by governmental and third-party payors in the US and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved pharmaceutical products and, as a result, they may not cover or provide adequate payment for some products. There has been increasing legislative and enforcement interest in the US with respect to specialty pharmaceutical pricing practices. Manufacturers are experiencing pricing pressures in connection with the sale of pharmaceutical products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes.

US healthcare reform

In the US, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the ACA, was passed, which substantially changes the way healthcare is financed by both governmental and private insurers and significantly impacts the US pharmaceutical industry.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges, as well as efforts by the current administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, delaying the implementation of certain ACA-mandated fees and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. On December 14, 2018, a Texas US District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by the US Congress as part of the Tax Cuts and Jobs Act of 2017 Act. While the Texas US District Court Judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals and other efforts to repeal and replace the ACA will impact the ACA.

In addition, other legislative changes have been proposed and adopted in the US since the Affordable Care Act was enacted. The Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year. These reductions will remain in effect through 2027 unless additional Congressional action is taken.

Further, there have been several recent US Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains additional drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid and to eliminate cost sharing for generic drugs for low-income patients. The Trump administration also released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. For example, in September 2018, CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019 and on January 31, 2019, the Department of Health and Human Services Office of Inspector General proposed modifications to the federal Anti-Kickback Statute discount safe harbors for the purpose of reducing the cost of drug products to consumers which, among other things, if finalized, will affect discounts paid by manufacturers to Medicare Part D plans, Medicaid managed care organizations and pharmacy benefit managers working with these organizations. While some of these and other proposed measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, rules and regulations designed to encourage importation from other countries and bulk purchasing.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn and Matthew Bellina Right to Try Act of 2017, or the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a prescription drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

US healthcare laws

Healthcare providers, physicians and third-party payors in the US and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, which may constrain the business or financial arrangements and relationships through which such companies conduct research, sell, market and distribute pharmaceutical products. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The federal and state healthcare laws and regulations that may affect a manufacturer’s ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. “Remuneration” has been interpreted broadly to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, a person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, or FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose, among other things, requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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the federal Physician Payments Sunshine Act, created under the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous state laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by nongovernmental third-party payors, including private insurers, and may be broader in scope than their federal equivalents; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures, or drug pricing; state and local laws that require the registration of pharmaceutical sales and medical representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Efforts to ensure that business arrangements comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that a manufacturer’s business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against a manufacturer and the manufacturer is not successful in defending itself or asserting its rights, those actions could have a significant impact on the manufacturer’s business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, as well as additional reporting obligations and oversight if subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings and curtailment of operations.

European Union drug development

In the EU our future products may also be subject to extensive regulatory requirements. Following the UK’s departure from the EU on January 31, 2020, the UK will continue to follow the same regulations as the EU until the end of 2020, or the Transition Period, and so for such period of time, access to the UK market will remain unaffected.

Similar to the US, the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU member states have transposed and applied the provisions of the Directive differently in their national laws. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, which in the UK is the Medicines and Healthcare Products Regulatory Agency, or MHRA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the member state where they occurred.

In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No. 536/2014, which is set to replace the current EU Clinical Trials Directive 2001/20/EC. It will overhaul the current system of approvals for clinical trials in the EU. Specifically, the new legislation, which will be directly applicable in all EU member states (meaning that no national implementing legislation in each EU member state is required), aims to harmonize and streamline clinical trial authorization, simplify adverse event reporting procedures, improve the supervision of clinical trials and increase their transparency. The new Clinical Trials Regulation provides for a streamlined application procedure via a single-entry point and strictly defined deadlines for the assessment of clinical trial applications. It is expected that the new Clinical Trials Regulation (EU) No. 536/2014 will come into effect following confirmation of full functionality of the Clinical Trials Information System, the centralized EU portal and database for clinical trials foreseen by the new Clinical Trials Regulation, through an independent audit.

European Union drug marketing

Much like the Anti-Kickback Statute prohibition in the US, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of EU member states, which in the UK is the Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain EU member states must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU member states. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU member states. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

European Union drug review and approval

In the European Economic Area, or EEA, which comprises the 27 member states of the EU and Iceland, Liechtenstein and Norway, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two main routes to obtain a marketing authorization.

The first route is an MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced therapy medicines such as gene therapy, somatic cell therapy or tissue engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

National MAs, which are issued by the competent authorities of the member states of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure.

Where a product has already been authorized for marketing in a member states of the EEA, this National MA can be recognized in other member states through the Mutual Recognition Procedure, one of the options for the second route to obtain an MA. If the product has not received a National MA in any member state at the time of application, it can be approved simultaneously in various member states through the Decentralized Procedure the other option for the second route to obtain an MA. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the member states in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other member states (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the member states (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the member states of the EEA make an assessment of the risk/benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

European Union orphan designation and exclusivity

In the EU, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the EU (or where it is unlikely that the development of the medicine would generate sufficient return to justify the investment) and for which no satisfactory method of diagnosis, prevention or treatment has been authorized (or, if a method exists, the product would be a significant benefit to those affected).

In the EU, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

European data collection

The collection and use of personal health data in the EU is governed by the provisions of the General Data Protection Regulation, or GDPR, and the related national data protection laws of the EU member states. This directive imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The GDPR and the related national data protection laws of the EU member states also impose strict rules on the transfer of personal data out of the EU to the US. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU member states may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR regulations may impose additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.

Rest of the world regulation

For other countries outside of the EU and the US, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with other regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Employees

As of July 31, 2020, we had 100 full-time employees, 37 of our employees have Ph.D. or M.D. degrees and 82 of our employees are engaged in research and development activities. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

We lease a facility containing 68,258 square feet of office and laboratory space which is located at 35 CambridgePark Drive, Cambridge, Massachusetts 02140. The lease expires in 2029, subject to one option to extend the lease for 10 years. In April 2020, we entered into a sublease with Apic Bio, Inc., or Apic, pursuant to which we subleased to Apic excess capacity in the CambridgePark property. The sublease expires in April 2022, subject to Apic’s one option to extend the sublease for 12 months.

In addition, we lease a facility containing 18,707 square feet of clinical manufacturing, laboratory and office space, which is located at 4 Hartwell Place, Lexington, Massachusetts 02421. The lease expires in 2029, subject to two options to extend the lease, each for an additional five years.

Legal proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers and directors, as of June 30, 2020:

NAME	AGE	POSITION
Executive officers
Douglas E. Williams, Ph.D.	62	President, Chief Executive Officer, Director
Linda C. Bain	49	Chief Financial Officer
Ajay Verma, M.D., Ph.D.	58	Executive Vice President, Research and Experimental Medicine
Richard Brudnick	64	Chief Business Officer and Head of Corporate Strategy
Yalonda Howze	48	Executive Vice President, Chief Legal Officer and Corporate Secretary
Konstantin Konstantinov, Ph.D.	62	Executive Vice President, Manufacturing and Process Development
Benny Sorensen, M.D., Ph.D.	46	Senior Vice President, Clinical Development
Nicole Barna	46	Senior Vice President, Human Resources
Non-employee directors
Steven Gillis, Ph.D.	67	Chairman of the Board
Karen Bernstein, Ph.D.	67	Director
Charles L. Cooney, Ph.D.	75	Director
Theo Melas-Kyriazi.	59	Director
Eric S. Lander, Ph.D.	62	Director
Briggs W. Morrison, M.D.	61	Director

Executive officers

Douglas E. Williams, Ph.D. has served as our President, Chief Executive Officer and a member of our board of directors since August 2015. Dr. Williams has served on the board of directors of Ovid Therapeutics Inc. since January 2016 and AC Immune since June 2018 where he is currently Chairman. In addition, he has served on the boards of Ironwood Pharmaceuticals from June 2104 to March 2019 and Regulus Therapeutics Inc. from November 2012 to June 2017. From January 2011 to July 2015, Dr. Williams served as Executive Vice President, Research and Development at Biogen Inc., or Biogen, a global biotechnology company. Before joining Biogen, Dr. Williams held several senior executive positions at ZymoGenetics Inc., a biopharmaceutical company, including Chief Executive Officer and member of the board of directors from January 2009 to October 2010, President and Chief Scientific Officer from July 2007 to January 2009 and Executive Vice President, Research and Development from 2004 to July 2007. Dr. Williams received a B.S. in Biological Sciences from the University of Massachusetts Lowell and a Ph.D. in Physiology from the State University of New York at Buffalo, Roswell Park Memorial Institute Division. We believe that Dr. Williams’ extensive experience serving in executive roles in the biotechnology industry and leading the development of numerous therapeutics qualify him to serve on our board of directors.

Linda C. Bain has served as our Chief Financial Officer since December 2015. Prior to joining our company, Ms. Bain served as Chief Financial Officer of Avalanche Biotechnologies, Inc., a gene therapy company, from April 2014 to November 2015, and as Vice President of Finance and Business Operations at bluebird bio, Inc., a gene therapy biotechnology company, from October 2011 to March 2014, and as the Principal Accounting Officer from June 2013 to March 2014. Ms. Bain has served on the boards of directors of Arvinas, Inc. since June 2020 and Autolus Therapeutics plc since June 2018. From September 2008 to September 2011, Ms. Bain served as vice president of finance at Genzyme Corporation. From September 2007 to September 2008, she served as vice president at Fidelity Investments Inc., and from May 2000 to September 2007, she held a number of positions at AstraZeneca plc. Ms. Bain received a B.S. in Accounting and Business Administration and an Honors Degree in Accounting and Business Administration from the University of the Free State in South Africa.

Ajay Verma, M.D., Ph.D. joined our company in July 2019 and has served as our Executive Vice President, Research and Experimental Medicine since January 2020. He was most recently the Chief Medical Officer at United Neuroscience from January 2017 to December 2018, focusing on vaccines for neurological disorders. Prior to that, Dr. Verma was the Vice President of Neurology Drug Discovery and Development at Biogen from July 2010 to January 2017, where he helped spark neurodegeneration therapeutic efforts by building disease area strategy, clinical development teams, experimental medicine capabilities and novel imaging technologies as well as a neurology drug development fellowship program in conjunction with Massachusetts General Hospital. Prior to joining Biogen, Dr. Verma held leadership positions at Merck & Co., Inc. and Novartis Pharmaceuticals and was a US Army Lt. Colonel and Professor of Neurology at the US military’s medical school, the Uniformed Services University of the Health Sciences. He also worked as a staff neurologist at the Walter Reed Army Medical Center for 11 years after completing his neurology residency there. Dr. Verma received a B.S. in Zoology from University of Maryland College Park and a M.D. and Ph.D. from Johns Hopkins University.

Richard Brudnick has served as our Chief Business Officer and Head of Corporate Strategy since August 2018. Mr. Brudnick has served on the board of directors of InflaRx N.V. since May 2019. Prior to joining our company, Mr. Brudnick served as the Executive Vice President, Business Development of Bioverativ Inc., or Bioverativ, commencing in June 2016. Prior to that, Mr. Brudnick served as Biogen’s Senior Vice President of Corporate Development since 2014. Mr. Brudnick joined Biogen in 2001 and held senior positions in the areas of Portfolio Strategy & Business Development and Corporate Development. Before joining Biogen, Mr. Brudnick was the Chief Executive Officer of a regional pharmaceutical distribution business, a co-founder of two companies and a strategy consultant at Bain & Company. Mr. Brudnick received a B.S. and M.S. in Management Science from the Massachusetts Institute of Technology, or MIT.

Yalonda Howze joined our company in July 2020 as our Executive Vice President, Chief Legal Officer. Ms. Howze has deep legal expertise, with extensive life science industry experience managing transactional and litigation matters, including mergers and acquisitions and joint ventures, patent prosecution, employment and human resources, or HR, and regulatory, as well as securities law. Prior to joining us, she was at Mintz Levin, PC, for more than 13 years, most recently as Equity Partner starting in 2014. At Mintz Levin, PC, Ms. Howze served as legal advisor to many top-tier life science companies, including Biogen, Vertex, Bioverativ and Perrigo. Ms. Howze received a B.A. in French from the University of Michigan, an M. Div. from the Harvard University School of Divinity and a J.D. from the University of Virginia School of Law.

Konstantin Konstantinov, Ph.D. joined our company in January 2016 and has served as our Executive Vice President, Manufacturing and Process Development since January 2019. Prior to joining our company, Dr. Konstantinov served as Vice President, Late Stage Development of Sanofi Genzyme since February 2007 and in various positions at Bayer HealthCare Pharmaceuticals LLC, including Head of Process Sciences, from 1993 to 2007. Dr. Konstantinov received a B.S and M.S. from the Technical University of Sofia, a Ph.D. in Biochemical Engineering from Osaka University in Japan and a post-doctoral assignment from DuPont and the University of Delaware.

Benny Sorensen, M.D., Ph.D. joined our company in October 2016 and has served as our Senior Vice President, Clinical Development since July 2019. Prior to joining our company, Dr. Sorensen, was Senior Director of Clinical Research Alnylam Pharmaceuticals, Inc., or Alnylam, since 2013, leading preclinical as well as clinical, regulatory, medical affairs and commercial development strategies for hematology products. He has more than 15 years of experience in clinical and translational research and management. Before joining Alnylam, Dr. Sorensen was a Global Medical Director at Baxter Healthcare Corporation, or Baxter, advancing phase three pivotal development of Adynovate and Vonvendi. Prior to Baxter, he was the Director of the Haemostasis Research Unit and Honorary

Lecturer at Guy’s and St. Thomas’ Hospital & King’s College London School of Medicine, where he led basic translational research and advancement of several clinical trials across Phases I, II, and III. Dr. Sorensen has published extensively in hematology translational and clinical research. Dr. Sorenson received a M.D. and Ph.D. from Aarhus University, Denmark.

Nicole Barna has served as our Senior Vice President, Human Resources since May 2020 and was Vice President of Human Resources from September 2019 to May 2020. Prior to joining us, Ms. Barna was Executive Director for Human Resources at Bioverativ where she led Bioverativ’s efforts in talent management, performance management, leadership development and global expansion from February 2017 to June 2018. Prior to Bioverativ, Ms. Barna held a number of positions of increasing responsibility and scope at Biogen, including Senior Director Human Resources for Emerging Markets and Latin America from January 2016 to February 2017, Director of HR for the Japan Affiliate from June 2015 to January 2016, Director of HR for UK/Ireland Affiliates from June 2013 to June 2015 and various positions in the US supporting the R&D organization. Ms. Barna received a B.S. in Psychology from Kenyon College and a M.S. in HR Management from Lesley University.

Non-employee directors

Steven Gillis, Ph.D. has served as a member of our board of directors since November 2015. Since 2005, Dr. Gillis has been a Managing Director of ARCH Venture Partners, or ARCH, a firm that provides early stage venture capital for technology firms. In 1994, Dr. Gillis founded Corixa Corporation, a biotechnology company involved in the development of immunotherapeutics, and served as its Chief Executive Officer until its acquisition in 2005 by GlaxoSmithKline plc. From 1981 until his departure in 1994, Dr. Gillis served as Immunex Corporation’s, or Immunex’s, Director of Research and Development and Chief Scientific Officer, as well as Chief Executive Officer of Immunex’s Research and Development subsidiary. In addition to serving on the board of directors of Immunex until 1997, he has served on the board of directors of numerous public companies, including, at present, the board of directors of Homology Medicines, Inc., Pulmatrix, Inc., VBI Vaccines Inc. and Takeda Pharmaceutical Co Ltd. From 2011 to 2015 and 2012 to 2019, he served as a member of the board of directors of bluebird bio, Inc. and Shire plc, respectively. Dr. Gillis is an immunologist by training with over 300 peer-reviewed publications in the areas of molecular and tumor immunology. He is credited as being a pioneer in the field of cytokines and cytokine receptors, directing the development of multiple marketed products including Leukine, (GM-CSF), Prokine (IL-2) and Enbrel (soluble TNF receptor-Fc fusion protein) as well as the regulatory approval of Bexxar (radiolabeled anti-CD20) and the novel vaccine adjuvant, MPL. Dr. Gillis received a B.A. from Williams College and a Ph.D. from Dartmouth College. We believe that Dr. Gillis’ extensive achievements and experience, particularly as a founder, officer, director, and investor of numerous biopharmaceutical companies, qualify him to serve as a member of our board of directors.

Karen Bernstein, Ph.D. has served as a member of our board of directors since February 2019. Dr. Bernstein co-founded BioCentury Inc., or BioCentury, a provider of clinical, regulatory and finance news for the biotechnology and pharmaceutical industries, where she has served as Chairman from its inception in August 1992 to the present. She was Editor-in-Chief from its inception to August 2015. From September 2015 to October 2016, she served on the board of directors of Vitae Pharmaceuticals, Inc., until its acquisition by Allergan Holdco US, Inc. Dr. Bernstein has sat on the board of directors of Ovid Therapeutics Inc. since September 2015 and was on the board of directors of Achaogen Inc. from July 2017 through July 2019, when the company went through Chapter 11 proceedings. She has been a trustee at the Keck Graduate Institute since September 2009 and has been on the Board of Advisors to the KGI School of Pharmacy and Health Sciences since 2013. She has been a member of the Scripps Research Board of Overseers since October 2018. Dr. Bernstein received a B.A. in Politics and History from Brandeis University and a Ph.D. in Political Science from Stanford University. We believe that Dr. Bernstein’s extensive knowledge of the life science industry qualifies her to serve on our board of directors.

Charles L. Cooney, Ph.D. has served as a member of our board of directors since July 2017. Since 2007, Dr. Cooney has been the Robert T. Haslam Professor of Chemical and Biochemical Engineering in the Department of Chemical Engineering at MIT and since 2015 has been Professor, Emeritus. Dr. Cooney was previously the founding Faculty Director of the Deshpande Center for Technological Innovation, a center for research and development at MIT, from 2002 to 2014. Dr. Cooney serves as a member of the boards of directors of Polypore International, Inc., GreenLight Biosciences, Inc., Biocon, Ltd. (India), Boyd Technologies, Inc., Levitronix LLC, Innovent Biologics, Inc., and LayerBio, Inc. He also served as a board member at Axcella Health, Inc. (formerly Pronutria Biosciences, Inc.) from February 2011 to June 2018. He received a B.S. in Chemical Engineering from the University of Pennsylvania and an M.S. and Ph.D. in Biochemical Engineering from MIT. We believe that Dr. Cooney’s extensive experience in the biotechnology field, both educational and business-oriented, qualify him to serve as a member of our board of directors.

Theo Melas-Kyriazi has served as a member of our board of directors since November 2019. Since April 2019, he has served as an executive partner at Flagship Pioneering, which conceives, creates, resources and develops first-in-category life sciences companies. Since 2006, Mr. Melas-Kyriazi served as Chief Financial Officer of Levitronix Technologies Inc. From 1986 to 2004, Mr. Melas-Kyriazi served in a variety of management roles at Thermo Fisher Scientific, including CFO from 1999 to 2004. He has served on the boards of multiple public and private healthcare and life science companies, including Evelo Biosciences, Inc. since February 2017, Kaleido Biosciences, Inc. since July 2019, Moderna, Inc. from 2014 to 2016 and Valeant Pharmaceuticals, Inc. from 2003 to 2016. Mr. Melas-Kyriazi received a B.A. in Economics and an M.B.A. from Harvard University. We believe that Mr. Melas-Kyriazi’s knowledge of the industry and his experience as Chief Financial Officer of biotechnology companies qualify him to serve as a member of our board of directors.

Eric S. Lander, Ph.D. has served as a member of our board of directors since November 2015. He has also served on the board of Neon Therapeutics, Inc. since October 2015. Since 1990, Dr. Lander has served as a Professor and Associate Professor of Biology at MIT, and, since 2003, has served as a Professor of Systems Biology at Harvard Medical School. Dr. Lander has also served as the founding Director of the Eli and Edythe L. Broad Institute, a biomedical research institute formed by MIT and Harvard University. In 2001, Dr. Lander co-founded Infinity Discovery, Inc., a pharmaceutical company, and has served as a member of the board of directors from 2001 to 2016. Previously, from 2008 to 2016, he was co-chair of the United States President’s Council of Advisors on Science and Technology, a council of the nation’s leading scientists and engineers charged with providing direct advice to the President on matters of science and technology. Dr. Lander received a B.A. in Mathematics from Princeton University and a Ph.D. in Mathematics from Oxford University, which he attended as a Rhodes Scholar. We believe that Dr. Lander’s pioneering biomedical work, his scientific acumen, and expertise in the field of genomics and human genetic diseases qualify him to serve as a member of our board of directors.

Briggs W. Morrison, M.D. has served as a member of our board of directors since February 2018. He has served as the Chief Executive Officer and member of the board of directors of Syndax Pharmaceuticals, Inc. since June 2015 and July 2015, respectively. Since June 2015, Dr. Morrison has served as a managing director of MPM Capital L.P., a healthcare-focused venture capital firm. Previously, he served as Executive Vice President, Global Medicines Development and Chief Medical Officer at AstraZeneca plc from January 2012 to June 2015, and held a number of positions at Pfizer Inc., or Pfizer, from October 2007 to January 2012, including Head, Medical Affairs, Safety and Regulatory Affairs for Pfizer’s human health business. Dr. Morrison was chairman of the board of directors of TransCelerate BioPharma Inc., an industry-funded company charged with improving aspects of clinical trials, from 2014 to 2015 and currently serves on the boards of directors of Arvinas, Inc., ImmunoMet Therapeutics, Inc. and Oncorus, Inc. He received a B.S. in Biology from Georgetown University and an M.D. from the University of Connecticut. We believe that Dr. Morrison’s regulatory and investment experience and previous service leading various biotechnology companies qualify him to serve on our board of directors.

Composition of our board of directors

Our board of directors consists of seven members, each of whom are members pursuant to the board composition provisions of our certificate of incorporation and agreements with our stockholders. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is the identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation that will become effective upon the closing of this offering and our amended and restated by-laws that will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director independence

Our board of directors has determined that all members of the board of directors, except Dr. Williams, are independent directors, including for purposes of the rules of the Nasdaq Global Select Market and the Securities and Exchange Commission, or SEC. In making such independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of the Nasdaq Global Select Market and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers. Dr. Williams is not an independent director under these rules because he is our Chief Executive Officer.

Staggered board

In accordance with the terms of our amended and restated certificate of incorporation that will become effective upon the closing of this offering and our amended and restated by-laws that will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC, our board of directors will be divided into three staggered classes of directors and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2021 for Class I directors, 2022 for Class II directors and 2023 for Class III directors.

•	Our Class I directors will be , and ;

•	Our Class II directors will be and ; and

•	Our Class III directors will be and .

Our amended and restated certificate of incorporation that will become effective upon the closing of this offering and our amended and restated by-laws that will become effective on the date the registration statement of which this prospectus is part is declared effective by the SEC will provide that the number of directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board leadership structure and board’s role in risk oversight

Steven Gillis, Ph.D. is our current chairman of the board and we plan to keep this role separated from the role of Chief Executive Officer following the completion of this offering. We believe that separating these positions allows our Chief Executive Officer to focus on setting the overall strategic direction of the company, expanding the organization to deliver on our strategy and overseeing our day-to-day business, while allowing a chairman of the board to lead the board of directors in its fundamental role of providing strategic advice. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. While our amended and restated by-laws and corporate governance guidelines do not require that our chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in “Risk Factors” appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of our board of directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations. Our board of directors may from time to time establish other committees.

Audit committee

                ,                 and                will serve on the audit committee, which will be chaired by                . Our board of directors has determined that each member is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable Nasdaq rules, and each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated                as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

Compensation committee

                ,                 and                will serve on the compensation committee, which will be chaired by                . Our board of directors has determined that each member of the compensation committee is “independent” as defined in the applicable Nasdaq rules. The compensation committee’s responsibilities include:

•	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our executive officers;

•

evaluating the performance of our executive officers in light of such corporate goals and objectives and based on such evaluation: (i) determining cash compensation of our principal executive officer; and (ii) reviewing and approving grants and awards to our principal executive officer under equity-based plans;

•

reviewing and approving or recommending to the board of directors (i) the cash compensation of our other executive officers and (ii) grants and awards to our other executive officers under equity-based plans;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans, including approving grants and awards to our employees and service providers under equity-based plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and recommending to the board of directors the compensation of our directors;

•	preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement; and

•	reviewing and approving the retention, termination or compensation of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Nominating and corporate governance committee

                ,                 and                will serve on the nominating and corporate governance committee, which will be chaired by                . Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable Nasdaq rules. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of our board of directors and management.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate governance

We have adopted a written code of business conduct and ethics, effective upon the effectiveness of the registration statement of which this prospectus is a part, that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the code will be posted on the investor relations section of our website, which is located at http://www.codiakbio.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

EXECUTIVE COMPENSATION

Executive compensation overview

Historically, our executive compensation program has reflected our innovative and fast-paced corporate culture. To date, the compensation of our chief executive officer and our other executive officers identified in the 2019 Summary compensation table below, who we refer to as the named executive officers, has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of restricted stock awards and stock options. Our named executive officers who are full-time employees, like all other full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

2019 summary compensation table

The following table presents information regarding the total compensation awarded to, earned by, and paid to our named executive officers for services rendered to us in all capacities for the years indicated.

NAME AND PRINCIPAL POSITION	YEAR	SALARY($) (1)	BONUS($) (2)	OPTION AWARDS($) (3)	NON-EQUITY INCENTIVE PLAN COMPENSATION (4)	TOTAL($)
Douglas E. Williams, Ph.D., Chief Executive Officer	2019	539,928	100,000	2,071,073	224,644	2,935,645
	2018	540,012	100,000	1,224,576	243,005	2,107,593
Linda Bain Chief Financial Officer	2019	376,884	—	636,450	140,000	1,153,334
	2018	339,625	—	286,351	106,982	732,958
Ajay Verma, Executive Vice President, Research and Experimental Medicine(1)	2019	162,423	—	735,660	54,097	952,180

(1)	Dr. Verma joined us in July 2019. Payment of Dr. Verma’s annual base salary of $410,000 and his annual bonus have been pro-rated based on the date that he commenced employment with the Company.
(2)	Represents a guaranteed supplemental bonus of $100,000 to Dr. Williams for performance during the applicable year.
(3)

Amounts reflect the grant-date fair value of option awards granted in each of 2019 and 2018, plus the incremental accounting expense recognized for options held by Dr. Williams and Ms. Bain that were repriced in 2019, each determined in accordance with ASC Topic 718. The amount reported for Dr. Williams for 2019 also includes the incremental accounting expense recognized in accordance with ASC Topic 718 in connection with the amendment of the vesting terms of certain performance-based options held by Dr. Williams. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see the “Stock-based compensation” notes to our consolidated financial statements. These amounts do not correspond to the actual value that may be recognized by the executives upon vesting.

(4)	Amounts reported reflect bonuses paid based upon the achievement of corporate performance objectives for the applicable year.

Narrative disclosure to summary compensation table

Base Salary.    Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our board of directors taking into account each individual’s role, responsibilities, skills, and expertise. For the calendar year 2019, we provided annual base salaries of $561,611 to Dr. Williams, $387,182 to Ms. Bain and $410,000 to Dr. Verma. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary. For additional information regarding the employment agreements with our named executive officers, see subsection entitled “Employment arrangements with our named executive officers.”

Cash Incentive Compensation.    As described below under the subsection entitled “Employment arrangements with our named executive officers,” Dr. Williams is eligible to receive a $100,000 annual bonus if he remains employed with the Company through the end of each applicable calendar year and has an annual base salary of less than $700,000. For 2019, the Company provided our named executive officers with annual performance bonuses intended to reward our named executive officers for meeting corporate performance goals for the calendar year. For 2019, the target bonus for Dr. Williams was 50 percent of his base salary, the target bonus for Ms. Bain was 30 percent of her salary and the target bonus for Dr. Verma was 35 percent of his base salary.

Long-Term Equity Incentives.    Our equity grant program is intended to align the interests of our named executive officers with those of our stockholders and to motivate them to make important contributions to our performance. Generally, all stock option awards vest based on certain time-based or performance-based metrics. Time-based vesting is generally satisfied over four years, with 25% of such option award vesting upon the first anniversary of a vesting commencement date, and the remaining shares vesting in 12 equal quarterly installments thereafter, subject to the executive officer’s continuing service relationship. Performance-based vesting is generally satisfied upon the achievement of certain Company performance metrics, which have been established by our board of directors after taking into account each individual’s role and responsibilities. In July 2019, our board of directors approved a repricing of stock options previously granted at an exercise price greater than $1.31 per share, including certain stock options granted to Dr. Williams and Ms. Bain earlier in 2019. Our board of directors viewed the repricing as integral in retaining and incentivizing our qualified and experienced workforce.

Employment arrangements with our named executive officers

We have entered into employment agreements with each of our named executive officers, which provide for “at will” employment and the compensation and benefits described below.

Douglas E. Williams, Ph.D. Dr. Williams’ employment offer letter provides him with an annual base salary, which is subject to review and adjustment by our board of directors, and eligibility to receive an annual cash incentive bonus, based upon company and individual performance. Pursuant to Dr. Williams’ employment offer letter, Dr. Williams is eligible to receive a $100,000 annual bonus if he remains employed with the Company through the end of each applicable calendar year and has an annual base salary of less than $700,000. Dr. Williams is also eligible to receive four weeks’ vacation and to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Pursuant to Dr. Williams’ employment offer letter with the Company, in the event that Dr. Williams’ employment is terminated by us without “cause” or Dr. Williams resigns for “good reason” (as each term is defined in his employment offer letter), subject to (a) the execution and effectiveness of a general release of claims in our favor, (b) his continued compliance with the employment offer letter (including a one year non-competition period following the termination of his employment), and (c) Dr. Williams’ not being employed in a full-time capacity by another company, Dr. Williams is entitled to receive (i) an amount equivalent to 12 months of his base salary, payable in installments according to our normal payroll schedule, and (ii) 12 months of benefits continuation. Dr. Williams’ employment offer letter also provides that, in addition to the payments and benefits described above, in the event that Dr. Williams’ employment is terminated by us without cause or Dr. Williams resigns for good reason, in either case within the 90 days prior to or the 12 months after the effective date of a “change in control” (as such term is defined in his employment offer letter), Dr. Williams is entitled to receive immediate acceleration of vesting of 100 percent of his then unvested stock options contemplated in his employment offer letter.

Linda Bain. Ms. Bain’s employment offer letter provides her with an annual base salary, which is subject to review and adjustment by us, and eligibility to receive an annual cash incentive bonus, based upon company and individual performance. Ms. Bain is also eligible to receive four weeks’ vacation and to participate in the employee benefit plans available to our employees, subject to the terms of those plans for employees of similar rank and tenure.

Pursuant to Ms. Bain’s employment offer letter with the Company, in the event that Ms. Bain’s employment is terminated by us without “cause” or Ms. Bain resigns for “good reason” (as each term is defined in her employment offer letter), subject to (a) the execution and effectiveness of a general release of claims in our favor, (b) her continued compliance with the employment offer letter, and (c) Ms. Bain not being employed in a full-time capacity by another company, Ms. Bain is entitled to receive (i) an amount equal to the sum of (a) six months of her base salary plus an additional month of base salary for each full year of service to the Company (capped at 12 months of base salary), and (b) her annual bonus, pro-rated for the portion of the applicable bonus period which she was employed, payable in installments according our normal payroll schedule, (ii) six months of benefits continuation, and (iii) extended period within which to exercise her stock options. Ms. Bain’s employment offer letter also provides that, in addition to the payments and benefits described above, in the event that Ms. Bain’s employment is terminated by us without cause or Ms. Bain resigns for good reason, in either case within the 90 days prior to or the 12 months after the effective date of a change in control, Ms. Bain is entitled to receive immediate acceleration of vesting of 100 percent of her then unvested stock option granted February 19, 2016.

Ajay Verma. Dr. Verma’s employment offer letter provides him with an annual base salary, which is subject to review and adjustment by us, and eligibility to receive an annual cash incentive bonus, based upon company and individual performance. Dr. Verma is also eligible to receive four weeks’ vacation and to participate in the employee benefit plans available to our employees, subject to the terms of those plans for employees of similar rank and tenure.

Proprietary information and assignment agreements

Additionally, we have entered into Proprietary Information and Assignment Agreements with each of our named executive officers, which contain standard confidentiality, assignment of intellectual property work product and 12 month non-competition, non-solicitation of customers, and non-solicitation of employees covenants. In connection with this offering, we intend to enter into amended and restated employment agreements with our named executive officers that will become effective upon the closing of this offering.

Outstanding equity awards at 2019 fiscal year-end

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2019. All equity awards set forth in the table below were granted under our 2015 Plan.

OPTION AWARDS
	GRANT DATE		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS(#)		EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SECURITIES UNDERLYING UNEXERCISED UNEARNED OPTIONS(#)	OPTION EXERCISE PRICE($)	OPTION EXPIRATION DATE
NAME			EXERCISABLE	UNEXERCISABLE
Douglas E. Williams, Ph.D.	2/19/2016	(1)	3,653,833	—		$0.42	2/18/2026
Chief Executive Officer	2/19/2016	(2)		1,222,000		$0.42	2/18/2026
	2/1/2018	(3)	639,952	822,798		$1.30	12/31/2027
	2/11/2019	(4)	—	300,000		$1.31	2/10/2029
	7/31/2019	(5)			500,000	$1.31	7/31/2029
Linda Bain	2/19/2016	(6)	803,843	—		$0.42	2/18/2026
Chief Financial Officer	2/19/2016	(7)	154,000	—		$0.42	2/18/2026
	2/1/2018	(8)	149,693	192,464		$1.30	12/31/2027
	1/15/2019	(9)	—	300,000		$1.31	1/14/2029
	7/31/2019	(10)	—	300,000		$1.31	7/30/2029
Ajay Verma, M.D., Ph.D.	7/31/2019	(11)	—	900,000		$1.31	7/30/2029
Executive Vice President, Research and Experimental Medicine

(1)

Dr. Williams’s stock option for 3,653,833 shares granted on February 19, 2016 was fully exercisable upon grant and vests over four years, with 25 percent of the shares vesting on August 15, 2016, and the remaining shares vesting in 12 equal quarterly installments thereafter, subject to Dr. Williams’s continuous service with us. As described above in the section titled “Employment arrangements with our named executive officers,” the vesting of this stock option will be fully accelerated upon a qualifying termination of Dr. William’s employment in connection with a change in control.

(2)

Dr. Williams was granted two stock option awards for 1,222,000 shares in the aggregate on February 19, 2016, which were fully exercisable upon grant and were subject to performance vesting triggers. In July 2019, the Compensation Committee amended the terms of these awards to remove the performance vesting requirement and provide that the options would vest over three years, in equal annual installments on each of August 1, 2020, August 1, 2021 and August 1, 2022, subject to Dr. Williams’ continuous service with us. As described above in the section titled “Employment arrangements with our named executive officers,” the vesting of this stock option will be fully accelerated upon a qualifying termination of Dr. William’s employment in connection with a change in control.

(3)

Dr. Williams’s stock option granted February 1, 2018 vests and becomes exercisable over four years, with 25 percent of the shares vesting on January 1, 2019, and the remaining shares vesting in 12 equal quarterly installments thereafter, subject to Dr. Williams’s continuous service with us. In the event of a “change in control” (as defined in our 2015 Plan), this stock option will be accelerated and become fully vested and exercisable, effective immediately prior to such change in control.

(4)

Dr. Williams’s stock option granted February 11, 2019 vests and becomes exercisable over four years, with 25 percent of the shares vesting on February 11, 2020, and the remaining shares vesting in 12 equal quarterly installments thereafter, subject to Dr. Williams’s continuous service with us. Dr. Williams’s stock option was originally granted with an exercise price of $2.06 per share, which was reduced in July 2019 to $1.31 per share.

(5)

Dr. Williams’s stock option granted on July 31, 2019 vests and becomes exercisable upon the achievement of Company performance criteria, with 100 percent of the shares vesting upon the signing of one or more platform business development deals that provide guaranteed funding of greater than or equal to $40 million before December 31, 2020.

(6)

Ms. Bain’s stock option for 803,843 shares granted February 19, 2016 was fully exercisable upon grant and vests over four years, with 25 percent of the shares vesting on December 1, 2016, and the remaining shares vesting in 12 equal quarterly installments thereafter, subject to Ms. Bain’s continuous service with us. As described above in the section titled “Employment arrangements with our named executive officers,” the vesting of this stock option will be 50 percent accelerated upon a change in control, and fully accelerated upon a qualifying termination of Ms. Bain’s employment in connection with a change in control.

(7)

Ms. Bain’s stock option for 154,000 shares granted on February 19, 2016 was fully exercisable upon grant and vested based on achievement of certain performance criteria, which the Board determined had been achieved in December 2017.

(8)

Ms. Bain’s stock option granted February 1, 2018 vests and becomes exercisable over four years, with 25 percent of the shares vesting on January 1, 2019, and the remaining shares vesting in 12 equal quarterly installments thereafter, subject to Ms. Bain’s continuous service with us. In the event of a “change in control” (as defined in our 2015 Plan), this stock option will be accelerated and become fully vested and exercisable, effective immediately prior to such change in control.

(9)

Ms. Bain’s stock option granted January 15, 2019 vests and becomes exercisable over four years, with 25 percent of the shares vesting on January 15, 2020, and the remaining shares vesting in 12 equal quarterly installments thereafter, subject to Ms. Bain’s continuous service with us. Ms. Bain’s stock option was originally granted with an exercise price of $1.89 per share, which was reduced in July 2019 to $1.31 per share.

(10)

Ms. Bain’s stock option granted July 31, 2019 vests and becomes exercisable over four years, with 25 percent of the shares vesting on July 30, 2020, and the remaining shares vesting in 12 equal quarterly installments thereafter, subject to Ms. Bain’s continuous service with us.

(11)

Dr. Verma’s stock option granted on July 31, 2019 vests and becomes exercisable over four years, with 25 percent of the shares vesting on July 24, 2020, and the remaining shares vesting in 12 equal quarterly installments thereafter, subject to Dr. Verma’s continuous service with us.

Employee benefit and equity compensation plans

2020 stock option and incentive plan

Our 2020 Stock Option and Incentive Plan, or our 2020 Plan, was adopted by our board of directors in                2020, approved by our stockholders in                 2020 and will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Our 2020 Plan will replace our 2015 Stock Option and Grant Plan, or our 2015 Plan, as our board of directors has determined not to make additional awards under that plan following the effective date of our 2020 Plan. Our 2020 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, directors and consultants.

We have initially reserved                shares of our common stock for the issuance of awards under our 2020 Plan, plus an annual increase on the first day of each calendar year beginning on January 1, 2021 and ending on and including January 1, 2030, equal to the lesser of                % of the number of shares of common stock outstanding on the final day of the immediately preceding calendar year or such lesser number of shares determined by the compensation committee, or the Overall Share Limit. The Overall Share Limit is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under our 2020 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under our 2020 Plan and our 2015 Plan will be added back to the shares of common stock available for issuance under our 2020 Plan.

The maximum number of shares that may be issued as incentive stock options may not exceed                shares. The grant date fair value of all awards made under our 2020 Plan and all other

cash compensation paid by us to any non-employee director in any calendar year shall not exceed $                or $                 during the first year of appointment.

Our 2020 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of our 2020 Plan. Persons eligible to participate in our 2020 Plan will be those employees, non-employee directors, and consultants as selected from time to time by our compensation committee in its discretion.

Our 2020 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to cash or shares of common stock equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.

Our compensation committee may also grant shares of common stock that are free from any restrictions under our 2020 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. Our compensation committee may grant cash bonuses under our 2020 Plan to participants, subject to the achievement of certain performance goals.

Our 2020 Plan provides that upon the effectiveness of a “sale event,” as defined in our 2020 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under our 2020 Plan. To the extent that awards granted under our 2020 Plan are not assumed or continued or substituted by the successor entity, (i) all awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the compensation committee’s discretion or to the extent specified in the relevant award certificate and (ii) upon the effective time of the sale event, all outstanding awards granted under our 2020 Plan shall terminate. In the event of such termination, (i) individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event; or (ii) we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards equal to the per share consideration payable to stockholders in the sale event.

Our board of directors may amend or discontinue our 2020 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to our 2020 Plan require the approval of our stockholders.

No awards may be granted under our 2020 Plan after the date that is ten years from the effective date of our 2020 Plan and no awards of incentive stock options may be granted after the date that is ten years from the date it was adopted by our board of directors. No awards under our 2020 Plan have been made prior to the date hereof.

2015 stock option and grant plan

Our 2015 Plan was approved by our board of directors and our stockholders on November 12, 2015 and was most recently amended in March 2020. Under our 2015 Plan, we have reserved for issuance an aggregate of 34,500,000 shares of our common stock, which number is subject to adjustment in the event of a stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event.

The shares we issue under our 2015 Plan are authorized but unissued shares or shares we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, reacquired by us prior to vesting, satisfied without the issuance of common stock or otherwise terminated (other than by exercise) under our 2015 Plan are currently added to the shares of common stock available for issuance under our 2015 Plan. Following this offering, such shares will be added to the shares available under our 2020 Plan.

Our compensation committee has acted as administrator of our 2015 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of our 2015 Plan. Persons eligible to participate in our 2015 Plan are our full or part-time officers, employees, directors, consultants and other key persons as selected from time to time by the administrator in its discretion.

Our 2015 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option is fixed by the administrator and may not exceed ten years from the date of grant. The administrator determines at what time or times each option may be exercised. In addition, our 2015 Plan permits the granting of restricted shares of common stock, restricted stock units and unrestricted stock.

Our 2015 Plan provides that upon the occurrence of a “sale event,” as defined in our 2015 Plan, all outstanding stock options will terminate at the effective time of such sale event, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. In the event of a termination of our 2015 Plan and all options issued thereunder in connection with a sale event, optionees will be provided an opportunity to exercise options that are then exercisable or will become exercisable as of the effective time of the sale event prior to the consummation of the sale event. In addition, we have the right to provide for cash payment to holders of options, in exchange for the cancellation thereof, in an amount equal to the difference between the value of the consideration payable per share of common stock in the sale event and the per share exercise price of such options, multiplied by the number of shares subject to such option to the extent then vested and exercisable. In the event of and subject to the consummation of a sale event, unvested restricted stock and restricted stock units (other than those becoming vested as a result of the sale event) will be forfeited immediately prior to the effective time of a sale event unless such awards are assumed or continued by the successor entity. In the event that shares of restricted stock are forfeited in connection with a sale event, such shares of restricted stock shall be repurchased at a price per share equal to the lower of the original per share purchase price and the fair market value of such shares. We have the right to provide for cash payment to holders of restricted stock or restricted stock units, in exchange for the cancellation thereof, in an amount per share equal to the value of the consideration payable per share of common stock in the sale event.

No awards may be granted under our 2015 Plan after the date that is ten years from the date our 2015 Plan was adopted by the board of directors. Our board of directors has determined not to make any further awards under our 2015 Plan following the completion of this offering.

2020 employee stock purchase plan

Our 2020 Employee Stock Purchase Plan, or our ESPP, was adopted by our board of directors in                 2020, approved by our stockholders in                 2020 and will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Our ESPP initially reserves and authorizes the issuance of up to a total of                shares of common stock to participating employees. Our ESPP provides that the number of shares reserved and available for issuance will automatically increase on each January 1, beginning on January                and ending on January 1, 2030                , by the lesser of (i)                shares of common stock, (ii)                % of the outstanding shares of common stock on the immediately preceding December 31 or (iii) such lesser number of shares as determined by the administrator of our ESPP. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees whose customary employment is for more than 20 hours per week are eligible to participate in our ESPP. Any employee who owns five percent or more of the voting power or value of our shares of common stock is not eligible to purchase shares under our ESPP.

We may make one or more offerings each year to our employees to purchase shares under our ESPP. Except as the administrator otherwise determines, offerings will usually begin on each January 1 and July 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in our ESPP may purchase shares by authorizing payroll deductions of up to 15% of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower, provided that the administrator may, at the start of each offering, set a lesser maximum number of shares of common stock that may be purchased by any one employee during each offering period. In addition, under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the purchase period, under our ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under our ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

Our ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock authorized under our ESPP and certain other amendments require the approval of our stockholders.

Senior executive cash incentive bonus plan

In                 2020, our compensation committee adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. Our Bonus Plan provides for bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the Corporate Performance Goals. Our compensation committee may adjust bonuses payable under the Bonus Plan based on achievement of one or more individual performance objectives or pay bonuses (including, without limitation, discretionary bonuses) under the Bonus Plan based on individual performance goals and/or upon such other terms and conditions as our compensation committee may determine in its discretion.

Our compensation committee may select Corporate Performance Goals including, but not limited to the following: cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; development, clinical, regulatory or commercial milestones; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of customers; number of new customers or customer references; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in our Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive officer. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published. If the Corporate Performance Goals are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. Our Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their contributions are 100% vested when contributed. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The retirement plan is intended to qualify under Section 401(a) of the Code. We match 50% of employees’ contributions to the 401(k) Plan up to the first 6% of compensation deferred.

DIRECTOR COMPENSATION

The following table presents the total compensation for each person who served as a non-employee member of our board of directors, and received compensation for such service during the year ended December 31, 2019, as described below. In addition, we reimburse non-employee members of our board of directors for reasonable travel expenses. Dr. Williams, our chief executive officer and a member of our board of directors, did not receive any compensation for his service as a member of our board of directors during 2019. Amounts paid to Dr. Williams for his service as an employee during 2019 is presented above in the “2019 summary compensation table.”

NAME	FEES EARNED OR PAID IN CASH($) (1)	OPTION AWARDS($) (2)	ALL OTHER COMPENSATION ($)		TOTAL($)
Karen Bernstein, Ph.D.(3)	27,078	495,775	—		522,853
Charles L. Cooney, Ph.D.(4)	32,000	—	—		32,000
Steven Gillis, Ph.D.(5)	40,000	—	—		40,000
Avak Kahvejian, Ph.D.(6)	24,000	—	—		24,000
Raghu Kalluri, M.D., Ph.D.(7)	2,462	—	25,000	(7)	27,462
Eric Lander, Ph.D.(8)	32,000	—	—		32,000
Theo Melas-Kyriazi(9)	8,000	202,375	—		210,375
Briggs Morrison, M.D.(10)	32,000	—	—		32,000
Jonathan Poole(11)	32,000	—	—		32,000

(1)

On July 20, 2017, we adopted a board compensation plan, pursuant to which each director would receive a $32,000 annual cash retainer (or $40,000, in the case of the chairman of our board of directors), payable quarterly in arrears, as well as an initial stock option award.

(2)

Amounts reflect the grant-date fair value of option awards granted in 2019, plus the incremental accounting expense recognized for any option awards that were repriced in 2019, each determined in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see the “Stock-based compensation” notes to our consolidated financial statements. These amounts do not correspond to the actual value that may be recognized by the executives upon vesting.

(3)	As of December 31, 2019, Dr. Bernstein held options to purchase 225,000 shares of our common stock.
(4)	As of December 31, 2019, Dr. Cooney held options to purchase 275,000 shares of our common stock.
(5)	As of December 31, 2019, Dr. Gillis held options to purchase 525,383 shares of our common stock.
(6)	Dr. Kahvejian resigned from our board of directors on November 8, 2019. As of December 31, 2019, Dr. Kahvejian held options to purchase 315,000 shares of our common stock.
(7)

Dr. Kalluri resigned from our board of directors on February 1, 2019. As of December 31, 2019, Dr. Kalluri held options to purchase 2,282,300 shares of our common stock, which, once vested, shall remain exercisable until the earliest of (i) a sale event, (ii) 180 days following our initial public offering or (iii) the original expiration date applicable to such options. Upon his resignation from the board of directors, Dr. Kalluri was appointed to our scientific advisory board, pursuant to which he is entitled to receive continued vesting of his stock options and an annual fee of $25,000, payable quarterly in arrears. Amount represents fees earned by Dr. Kalluri for services on our scientific advisory board in 2019.

(8)	As of December 31, 2019, Dr. Lander held options to purchase 240,000 shares of our common stock.
(9)	As of December 31, 2019, Mr. Melas-Kyriazi held options to purchase 250,000 shares of our common stock.
(10)	As of December 31, 2019, Dr. Morrison held options to purchase 225,000 shares of our common stock.
(11)	Mr. Poole resigned from our board of directors in March 2020. As of December 31, 2019, Mr. Poole held options to purchase 225,000 shares of our common stock.

Non-employee director compensation policy

In connection with this offering, we intend to adopt a new non-employee director compensation policy that will become effective as of the completion of this offering that will be designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Each director who is not an employee or officer will be paid an annual cash retainer pursuant to the new policy from and after the completion of this offering as set forth below.

ANNUAL RETAINER ($)

Board of Directors:
All non-employee members
Additional retainer for non-executive chairman
Audit Committee:
Members
Chairperson
Compensation Committee:
Members
Chairperson
Nominating and Corporate Governance Committee:
Members
Chairperson

Upon his or her election to the board of directors, each non-employee director will receive an initial, one-time stock option grant to purchase                shares of our common stock, which will vest in equal quarterly installments over three years, subject to continued service as a member of the board of directors, or the Initial Award. In addition, each continuing non-employee member of the board who has served as a director for the previous six months will receive, at the time of the Company’s annual meeting, an annual equity grant of options to purchase                shares of our common stock, which will vest in full upon the earlier of the first anniversary of the date of grant or the date of the next annual meeting of the Company’s stockholders, subject to continued service as a member of the board of directors through such date. Each of the foregoing grants will vest in full upon the death of the applicable director or upon a change in control of the Company. In addition, any stock options awarded to non-employee directors pursuant to the non-employee director compensation policy will be exercisable until the earlier of the original expiration date of the option, twelve months following the director’s death, or six months following the termination of the director’s service on the board of directors for any reason other than death.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements described under “Executive compensation” and “Director compensation” in this prospectus and the transactions described below, since January 1, 2017, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Sales of securities

Series C redeemable convertible preferred stock financing

In November 2017, we issued and sold to investors in a private placement an aggregate of 20,204,079 shares of our Series C redeemable convertible preferred stock at a purchase price of $3.7876 per share, for aggregate consideration of $76.5 million.

The following table sets forth the aggregate number of these securities acquired by our directors, executive officers and the listed holders of more than 5% or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest. Each share of our preferred stock identified in the following table will convert into one share of common stock in connection with this offering. Our director, Steven Gillis is affiliated with all entities affiliated with ARCH Venture Funds. Our director, Theo Melas-Kyriazi is affiliated with all entities affiliated with Flagship Pioneering, Inc. Our former director, Noubar B, Afeyan, Ph.D., is a founder and Chief Executive Officer of Flagship Pioneering, Inc. Our former director, Raghu Kalluri, M.D., Ph.D. serves as Department Chair and Professor of the Department of Cancer Biology and the Director of the Metastasis Research Center at the University of Texas M.D. Anderson Cancer Center.

PARTICIPANT(1)	SERIES C	TOTAL SERIES C PURCHASE PRICE
5% Stockholders:
Entities affiliated with ARCH Venture Funds(2)	1,320,097	$4,999,999
Entities affiliated with Flagship Pioneering Funds(3)	1,320,096	$4,999,995
Entities affiliated with Fidelity(4)	5,280,388	$19,999,997

Directors and executive officers:
Douglas E. Williams, Ph.D.(5)	66,004	$249,996

(1)	Additional details regarding these stockholders and their equity holdings are provided under the caption “Principal Stockholders.”
(2)	ARCH Venture Funds consists of ARCH Venture Fund VIII, L.P. and ARCH Venture Fund VIII Overage, L.P.
(3)	Flagship Pioneering Funds consists of Flagship VentureLabs V LLC, Flagship V VentureLabs Rx Fund, L.P. and Flagship Ventures Fund V, L.P.
(4)

Fidelity consists of Fidelity Select Portfolios: Biotechnology Portfolio, Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, Fidelity Growth Company Commingled Pool, Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, and Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund.

(5)	Dr. Williams serves on our board of directors and is our President and Chief Executive Officer.

Relationship with MDACC

In November 2015, we entered into a patent and technology license agreement with The Board of Regents of the University of Texas System, on behalf of MDACC, pursuant to which we obtained an exclusive worldwide, sublicensable license under patent rights comprising three patent families to research, develop, make and commercialize products and processes covered by such patent rights in all therapeutic, prophylactic, or diagnostic uses, or the MDACC License. At the same time we also entered into a sponsored research agreement with MDACC, or SRA. As consideration for the MDACC License, we issued 5,000,000 shares of our Class A common stock, one share of our Class F common stock and 1,500,000 shares of our Series A preferred stock to MDACC. The Class F common stock converted into 770,000 shares of Class A common stock upon the closing of our Series B preferred stock financing on January 21, 2016. In February 2016, MDACC transferred a portion of the 5,770,000 shares of our Class A common stock. The collective 4,760,250 shares of our Class A common stock still held by MDACC converted into 4,760,250 shares of our common stock on November 17, 2017, and MDACC currently holds 4,760,250 shares of our common stock. In April 2016, MDACC transferred a portion of the 1,500,000 shares of our Series A preferred stock and currently holds 1,387,000 shares of our Series A preferred stock. As partial consideration for the SRA, we were required to issue 200,000 shares of Series A preferred stock during the first year of operation and issue 41,666 shares of Series B preferred stock quarterly in the second and third years of operation. In February 2017, the SRA was amended to change the issued stock to 20,833 shares of Series B preferred stock quarterly in the second through fifth years of operation. In September 2019, the SRA was amended to terminate effective December 31, 2019, with the final issuance of 62,500 shares of Series B preferred stock to be issued on January 31, 2020. In connection with the termination of the SRA, we are no longer obligated to issue any stock to MDACC.

In addition, pursuant to the SRA, we paid MDACC an upfront payment and were required to pay annual SRA fees. We were obligated to pay to MDACC low single-digit royalties based on annual net sales by us, our affiliates and our sublicensees of licensed products and licensed services that are covered by a valid claim of the licensed patent rights at the time and in the country of sale. On a country-by-country basis, upon expiration of the last valid claim of the licensed patent rights covering such licensed product or licensed service in such country, our license had reduced royalty rates with respect to such country. Based on the progress we made in the advancement of products covered by the licensed patent rights, we were required to make aggregate milestone payments of up to $11.9 million upon the achievement of specified development and regulatory milestones. The SRA was terminated effective December 31, 2019.

Agreements with stockholders

Amended and restated investors’ rights agreement

We are a party to an amended and restated investors’ rights agreement, dated as of November 17, 2017, with holders of our preferred stock, including our 5% stockholders and entities affiliated with our directors. The investors’ rights agreement provides these holders the right, following the completion of this offering, to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration rights” for additional information regarding these registration rights.

Amended and restated voting agreement

We are party to a second amended and restated voting agreement, dated as of November 17, 2017, with certain of our stockholders, pursuant to which the following directors were elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve: Steven Gillis, Ph.D., Karen Bernstein, Ph.D., Charles Cooney, Ph.D., Theo Melas-Kyriazi, Eric Lander, Ph.D., Briggs Morrison, M.D. and Douglas E. Williams, Ph.D.

The voting agreement will terminate upon the closing of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by the holders of our common stock. The composition of our board of directors after this offering is described in more detail under “Management—Board composition and election of directors.”

Amended and restated right of first refusal and co-sale agreement

We are a party to an amended and restated right of first refusal and co-sale agreement, dated as of November 17, 2017, with certain of our stockholders, including some of our 5% stockholders and entities affiliated with our directors. The right of first refusal and co-sale agreement provides us and certain holders of preferred stock a right of first refusal and co-sale with respect to certain sales of securities by the key holders identified in the agreement. The agreement will terminate upon completion of this offering.

Employment agreements

We have entered into employment agreements with our named executive officers. For more information regarding the agreements with our named executive officers, see “Executive and Director Compensation—Employment agreements.”

Director and executive officer compensation

See “Executive and Director Compensation—Director compensation” for information regarding compensation of our directors and named executive officers.

Indemnification agreements

In connection with this offering, we intend to enter into agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.

Policies for approval of related party transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

In connection with this offering, we expect to adopt a written related party transactions policy that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the

SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of July 31, 2020, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of any class of our capital stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

To the extent that the underwriters sell more than                 shares in this offering, the underwriters have the option to purchase up to an additional                 shares at the initial public offering price less the estimated underwriting discounts and commissions.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power, and includes securities that the individual or entity has the right to acquire, such as through the exercise of stock options, within 60 days of July 31, 2020. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The percentage of beneficial ownership prior to this offering in the table below is based on 97,564,003 shares of common stock deemed to be outstanding as of July 31, 2020, assuming the conversion of all outstanding shares of our preferred stock upon the closing of this offering into an aggregate of 73,987,407 shares of common stock upon the closing of this offering, and the percentage of beneficial ownership at this offering in the table below is based on                shares of common stock assumed to be outstanding after the closing of the offering. The information in the table below assumes no exercise of the underwriters’ option to purchase additional shares.

Except as otherwise noted below, the address for persons listed in the table is c/o Codiak BioSciences, Inc., 35 CambridgePark Drive, Suite 500, Cambridge, MA 02140.

	NUMBER OF SHARES BENEFICIALLY OWNED PRIOR TO OFFERING	PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME AND ADDRESS OF BENEFICIAL OWNER		BEFORE OFFERING	AFTER OFFERING
5% or greater stockholders:
Entities affiliated with ARCH Venture Funds(1)	27,603,430	28.29%	%
Entities affiliated with Flagship Venture Funds(2)	18,452,099	18.91%	%
Entities affiliated with Fidelity(3)	13,780,388	14.12%	%
The Board of Regents of the University of Texas System, on behalf of The M.D. Anderson Cancer Center(4)	6,597,747	6.76%	%
Raghu Kalluri, M.D., Ph.D.(5)	8,018,550	8.03%	%

	NUMBER OF SHARES BENEFICIALLY OWNED PRIOR TO OFFERING	PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME AND ADDRESS OF BENEFICIAL OWNER		BEFORE OFFERING	AFTER OFFERING
Named executive officers and directors:
Douglas E. Williams, Ph.D.(6)	5,153,880	5.02%	%
Linda C. Bain(7)	1,359,184	1.37%	%
Ajay Verma, M.D., Ph.D.(8)	225,000	*	%
Steven Gillis, Ph.D.(9)	491,633	*	%
Karen Bernstein, Ph.D.(10)	84,374	*	%
Charles Cooney M.D., Ph.D.(11)	194,996	*	%
Eric Lander, Ph.D.(12)	5,976,250	6.11%	%
Theo Melas-Kyriazi(13)	—	—	%
Briggs Morrison(14)	140,622	*	%
All executive officers and directors as a group (14 persons)(15)	16,968,261	15.61%	%

*	Represents beneficial ownership of less than one percent.
(1)

Consists of (a) 500,000 shares of common stock held by ARCH Venture Fund VIII, L.P., or ARCH Venture, (b) 16,950,000 shares of common stock issuable upon conversion of the Series A and B preferred stock held by ARCH Venture and (c) 10,153,430 shares of common stock issuable upon conversion of the Series A, B and C preferred stock held by ARCH Venture Fund VIII Overage, L.P., or ARCH Overage. ARCH Venture Partners VIII, LLC, or ARCH GPLLC, is the general partner of ARCH Overage. ARCH Venture Partners VIII L.P., or ARCH GPLP is the general partner of ARCH Venture. ARCH GPLLC, is the general partner of ARCH GPLP. ARCH GPLP and ARCH GPLLC may be deemed to beneficially own the shares held by ARCH Overage and ARCH Venture, and ARCH GPLP and ARCH GPLLC disclaim beneficial ownership of these securities, except to the extent of their pecuniary interest therein, if any. Robert Nelsen, Keith Crandell, and Clinton Bybee, the Managing Directors of ARCH GPLLC, and may be deemed to possess voting and investment control over the shares held by ARCH Venture and ARCH Overage. Mr. Nelsen, Mr. Crandell, and Mr. Bybee disclaim any beneficial ownership of such shares except to the extent of any pecuniary interest therein. Steven Gillis, Ph.D. has a financial interest in ARCH Venture and ARCH Overage, but does not possess voting or investment control over the shares. Dr. Gillis disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The mailing address of the entities affiliated with ARCH Venture Funds is 8755 W. Higgins Road, Suite 1025, Chicago, IL 60631.

(2)

Consists of (a) 3,798,671 shares of common stock held by Flagship VentureLabs V LLC, or VentureLabs V, (b) 7,326,714 shares of common stock issuable upon conversion of the Series A, B and C preferred stock held by Flagship V VentureLabs Rx Fund, L.P., or Flagship Fund V Rx, and (c) 7,326,714 shares of common stock issuable upon conversion of the Series A, B and C preferred stock held by Flagship Ventures Fund V, L.P., or Flagship Fund V, and together with Flagship Fund V Rx and VentureLabs V, the Flagship Funds. Flagship Fund V is a member of VentureLabs V. Flagship VentureLabs V Manager LLC, or VentureLabs V Manager, is the manager of VentureLabs V. Flagship Pioneering, Inc., or Flagship Pioneering, is the manager of VentureLabs V Manager. The General Partner of Flagship Fund V and Flagship Fund V Rx is Flagship Ventures Fund V General Partner LLC, or Flagship V GP, and together with VentureLabs V Manager and Flagship Pioneering, the Flagship General Partners. Noubar B. Afeyan, Ph.D. is the sole Director of Flagship Pioneering and may be deemed to have sole voting and investment control over all the shares held by VentureLabs V. In addition, Noubar B. Afeyan, Ph.D. serves as the sole manager of Flagship V GP and may be deemed to possess sole voting and investment control over all the shares held by Flagship Fund V and Flagship Fund V Rx. None of the Flagship General Partners or Noubar B. Afeyan, Ph.D. directly own any of the shares held by the Flagship Funds, and each of the Flagship General Partners and Dr. Noubar Afeyan, Ph.D. disclaims beneficial ownership of such shares except to the extent of its or his pecuniary interest therein. The mailing address of the Flagship Funds is 55 Cambridge Parkway, Suite 800E, Cambridge, MA 02142.

(3)

Consists of (a) 3,639,553 shares of common stock issuable upon conversion of the Series A, B and C preferred stock held by Fidelity Select Portfolios: Biotechnology Portfolio, or Select Fidelity, (b) 906,960 shares of common stock issuable upon conversion of the Series A, B and C preferred stock held by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, or Advisor Fidelity, (c) 2,693,879 shares of common stock issuable upon conversion of the Series A, B and C preferred stock held by Fidelity Growth Company Commingled Pool, or Fidelity Commingled, (d) 5,195,107 shares of common stock issuable upon conversion of the Series A, B and C preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, or Growth Fidelity and (e) 1,344,889 shares of common stock issuable upon conversion of the Series A, B and C preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, or Series Growth Fidelity, and together with Select Fidelity, Advisor Fidelity, and Fidelity Commingled, the FMR Funds. The FMR Funds are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Vice

Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or the Fidelity Funds, advised by Fidelity Management & Research Company, or the FMR Co., a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The mailing address of the FMR Funds is 245 Summer Street, Boston, MA 02210.
(4)

Consists of (a) 4,760,250 shares of common stock and (b) 1,837,497 shares of common stock issuable upon the conversion of Series A and B preferred stock. The University of Texas M.D. Anderson Cancer Center is a member institution of the University of Texas System. Raghu Kalluri, M.D., Ph.D. served as Department Chair and Professor of the Department of Cancer Biology and the Director of the Metastasis Research Center at the University of Texas M.D. Anderson Cancer Center.

(5)	Consists of (a) 5,770,000 shares of common stock and (b) 2,248,550 shares of common stock underlying options exercisable within 60 days of July 31, 2020. See Footnote 4.
(6)

Consists of (a) 66,004 shares of common stock issuable upon the conversion of Series C preferred stock and (b) 5,087,876 shares of common stock underlying options exercisable within 60 days of July 31, 2020.

(7)	Consists of 1,359,184 shares of common stock underlying options exercisable within 60 days of July 31, 2020.
(8)	Consists of 225,000 shares of common stock underlying options exercisable within 60 days of July 31, 2020.
(9)	Consists of 491,633 shares of common stock underlying options exercisable within 60 days of July 31, 2020. See Footnote 1.
(10)	Consists of 84,374 shares of common stock underlying options exercisable within 60 days of July 31, 2020.
(11)	Consists of 194,996 shares of common stock underlying options exercisable within 60 days of July 31, 2020.
(12)

Consists of (a) 3,970,000 shares of common stock held by Mr. Lander, (b) 1,800,000 shares of common stock held by the Lander Irrevocable Trust dated 12/21/2015 and (c) 206,250 shares of common stock underlying options exercisable within 60 days of July 31, 2020 held by Mr. Lander.

(13)	See Footnote 2.
(14)	Consists of 140,622 shares of common stock underlying options exercisable within 60 days of July 31, 2020.
(15)

Consists of (a) 5,770,000 shares of common stock, (b) 66,004 shares of common stock issuable upon the conversion of Series C preferred stock and (c) 11,132,257 shares of common stock underlying options exercisable within 60 days of July 31, 2020.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation, which will be effective upon the closing of this offering, and amended and restated by-laws, which will be effective on the date of the effectiveness of the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur immediately prior to the completion of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

General

Upon completion of this offering, our authorized capital stock will consist of                shares of common stock, par value $0.0001 per share, and                shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock will be undesignated.

As of June 30, 2020, 32,927,075 shares of our common stock and 73,987,407 shares of preferred stock were outstanding and held by 53 stockholders of record. This amount does not take into account the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering.

Common stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred stock

Upon the completion of this offering, all outstanding shares of our redeemable convertible preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to                shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration rights

Upon the completion of this offering, the holders of 73,987,407 shares of our common stock, including those issuable upon the conversion of preferred stock will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and holders of our preferred stock. The investors’ rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand registration rights

Beginning 180 days after the effective date of this registration statement, the holders of 73,987,407 shares of our common stock, including those issuable upon the conversion of preferred stock upon closing of this offering, are entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of at least 40% of these securities that would result in an aggregate offering price of at least $10.0 million, to file a registration statement and use best efforts to effect the registration of all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement.

Short-form registration rights

Pursuant to the investors’ rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of at least 20% of these holders to sell registrable securities at an aggregate price of at least $5.0 million, we will be required to use commercially reasonable efforts to effect a registration of such shares. We are required to effect only two registrations in any twelve-month period pursuant to this provision of the investors’ rights agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback registration rights

Pursuant to the investors’ rights agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the investors’ rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Indemnification

Our investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of registration rights

The demand registration rights and short form registration rights granted under the investors’ rights agreement will terminate on the sixth anniversary of the completion of this offering or at such time after this offering when the holders’ shares may be sold without restriction pursuant to Rule 144 within a three-month period.

Anti-takeover effects of our certificate of incorporation and by-laws and Delaware law

Our certificate of incorporation and by-laws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies

Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No written consent of stockholders

Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders

Our certificate of incorporation and by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements

Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year.

Our by-laws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to certificate of incorporation and by-laws

Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our by-laws and certificate of incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least two-thirds of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock

Our certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Choice of forum

Our by-laws provide that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for state law claims for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty by any of our directors, officers or other employees to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or by-laws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or by-laws; or (5) any action asserting a claim governed by the internal affairs doctrine. In addition, our by-laws provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. A person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Nasdaq stock market listing

We have applied to list our common stock on the Nasdaq Global Select Market under the trading symbol “CDAK.”

Transfer agent and registrar

The transfer agent and registrar for our common stock will be                 .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of June 30, 2020, upon the completion of this offering,                  shares of our common stock will be outstanding. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

•

1% of the number of shares then outstanding, which will equal approximately                shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of June 30, 2020; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up agreements

We, our directors and executive officers and holders of substantially all of our common stock have signed a lock-up agreement that prevent us and them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of Goldman Sachs & Co. LLC, Evercore Group L.L.C. and William Blair & Company, L.L.C., subject to certain exceptions. See “Underwriting” appearing elsewhere in this prospectus for more information.

Registration rights

Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Registration rights” appearing elsewhere in this prospectus for more information.

Equity incentive plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL US FEDERAL INCOME TAX CONSIDERATIONS FOR NON-US HOLDERS

OF COMMON STOCK

The following discussion is a summary of certain material US federal income tax considerations applicable to non-US holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-US holder means a beneficial owner of our common stock that is:

•	a non-resident alien individual;

•

a corporation or other organization taxable as a corporation for US federal income tax purposes that is created or organized in or under laws other than the laws of the United States, or the US, any state thereof, or the District of Columbia;

•	an estate the income of which is not subject to US federal income tax on a net income basis; or

•

a trust the income of which is not subject to US federal income tax on a net income basis and that (1) is not subject to the primary supervision of a court within the US or over which no US persons have authority to control all substantial decisions and (2) has not made an election to be treated as a US person.

This discussion does not address the tax treatment of partnerships or other entities or arrangements that are classified as partnerships or other pass-through entities for US federal income tax purposes or persons that hold their common stock through entities or arrangements that are classified as partnerships or other pass-through entities for US federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the Code, existing and proposed US Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-US holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-US holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, generally property held for investment.

This discussion does not address all aspects of US federal income taxation that may be relevant to a particular non-US holder in light of that non-US holder’s individual circumstances nor does it address any US state, local or non-US taxes, the alternative minimum tax, the Medicare tax on net investment income, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code or any other aspect of any US federal tax other than the income tax. This discussion also does not consider any specific facts or circumstances that may apply to a non-US holder and does not address the special tax rules applicable to particular non-US holders, such as:

•	insurance companies;

•	tax-exempt or governmental organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid US federal income tax;

•	“qualified foreign pension funds,” or entities wholly owned by “qualified foreign pension funds”;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock

•	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain US expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-US holders of our common stock should consult their tax advisors with respect to the US federal, state, local and non-US tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on our common stock

Distributions, if any, on our common stock will constitute dividends for US federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under US federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-US holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on sale or other taxable disposition of our common stock.” Any such distributions will also be subject to the discussions below under the sections titled “Backup withholding and information reporting” and “Withholding and information reporting requirements—FATCA.”

Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-US holder generally will be subject to withholding of US federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the US and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-US holder within the US and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-US holder within the US, are generally exempt from the 30% withholding tax if the non-US holder satisfies applicable certification and disclosure requirements. To claim the exemption, the non-US holder must generally furnish to the applicable withholding agent a properly executed IRS Form W-8ECI (or applicable successor form). However, such US effectively connected income, net of specified deductions and credits, is taxed at the same US federal income tax rates applicable to US persons (as defined in the Code). Any US effectively connected income received by a non-US holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the US and such holder’s country of residence.

A non-US holder who claims the benefit of an applicable income tax treaty between the US and such holder’s country of residence generally will be required to provide a properly executed IRS

Form W-8BEN or W-8BEN-E (or successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Non-US holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Non-US holders that do not timely provide the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on sale or other taxable disposition of our common stock

Subject to the discussions below under “Backup withholding and information reporting” and “Withholding and information reporting requirements—FATCA,” a non-US holder generally will not be subject to any US federal income or withholding tax on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock unless:

•

the gain is effectively connected with the non-US holder’s conduct of a US trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by such non-US holder in the US, in which case the non-US holder generally will be taxed on a net income basis at the US federal income tax rates applicable to US persons (as defined in the Code) and, if the non-US holder is a foreign corporation, the branch profits tax described above in “Distributions on our common stock” also may apply;

•

the non-US holder is a nonresident alien individual who is present in the US for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-US holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the US and such holder’s country of residence) on the gain derived from the disposition, which may be offset by certain US source capital losses of the non-US holder, if any (even though the individual is not considered a resident of the US), provided that the non-US holder has timely filed US federal income tax returns with respect to such losses; or

•

we are, or have been, at any time during the five-year period preceding such sale or other taxable disposition (or the non-US holder’s holding period, if shorter) a “US real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-US holder holds no more than 5% of our outstanding common stock, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-US holder held our common stock. Generally, a corporation is a US real property holding corporation only if the fair market value of its US real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a US real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup withholding and information reporting

We must report annually to the IRS and to each non-US holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-US holders may have to comply with specific certification procedures to establish that the holder is not a US person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-US holders subject to withholding of US federal income tax, as described above in “Distributions on our common stock,” generally will be exempt from US backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-US holder effected by or through the US office of any broker, US or foreign, unless the holder certifies its status as a non-US holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-US holder where the transaction is effected outside the US through a non-US office of a broker. However, for information reporting purposes, dispositions effected through a non-US office of a broker with substantial US ownership or operations generally will be treated in a manner similar to dispositions effected through a US office of a broker.

Non-US holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-US holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-US holder can be refunded or credited against the non-US holder’s US federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and information reporting requirements—FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a US federal withholding tax at a rate of 30% on payments of dividends on, and, subject to the discussion of certain proposed Treasury Regulations below, gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its US investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. The US Treasury released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed Treasury Regulations, the US Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Under certain circumstances, a non-US holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the US and an applicable foreign country may modify the requirements described in this paragraph. Non-US holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Evercore Group L.L.C. and William Blair & Company, L.L.C. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC.
Evercore Group L.L.C.
William Blair & Company, L.L.C.
Wedbush Securities Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. The underwriters may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, holders of substantially all of our equity securities and substantially all of our option holders who are not also stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives.

The restrictions described in the immediately preceding paragraph do not apply to our directors, officers, equity holders or option holders with respect to:

•

transactions relating to shares of our common stock or other securities acquired in open market transactions after the consummation of this offering, provided that the recipient agrees to be bound in writing by the same restrictions;

•

transfers of shares of our common stock or any security convertible into our common stock as a bona fide gift or gifts or to a charitable organization or educational institution in a transaction not involving a disposition for value, provided that the recipient agrees to be bound in writing by the same restrictions and no filing under the Securities Exchange Act of 1934, as amended, or the Exchange Act, or other public filing or disclosure reporting a reduction in beneficial ownership is required or voluntarily made during the restricted period;

•

transfers, distributions or dispositions of shares of our common stock to members or stockholders of the holder, any member of the immediate family of the holder or any trust for the direct or indirect benefit of the holder or the immediate family of the holder in a transaction not involving a disposition for value, provided that the recipient agrees to be bound in writing by the same restrictions and no filing under the Exchange Act or other public filing or disclosure reporting a reduction in beneficial ownership is required or voluntarily made during the restricted period;

•

transfers or dispositions of shares of our common stock or other securities to any corporation, partnership, limited liability company or other entity, in each case, all of the beneficial ownership interests of which are held by the holder or the immediate family of the holder in a transaction not involving a disposition for value, provided that the recipient agrees to be bound in writing by the same restrictions and no filing under the Exchange Act or other public filing or disclosure reporting a reduction in beneficial ownership is required or voluntarily made during the restricted period;

•

transfers or dispositions of shares of our common stock or other securities by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the holder upon the death of the holder, or by operation of law pursuant to a domestic order or negotiated divorce settlement, provided that the recipient agrees to be bound in writing by the same restrictions and no filing under the Exchange Act or other public filing or disclosure reporting a reduction in beneficial ownership is required or voluntarily made during the restricted period;

•

transfers of shares of our common stock or any security convertible into our common stock to the Company pursuant to any contractual arrangement that provides for the repurchase of the holder’s securities by the Company or in connection with the termination of the holder’s employment with or service to the Company, provided that no filing by any party under the Securities Exchange Act of 1934, as amended, or the Exchange Act, or other public announcement, reporting a reduction in beneficial ownership of shares of our common stock, shall be required or voluntarily made during the restricted period in connection with any such transfers (other than any Form 4 or Form 5 required to be filed under the Exchange Act if the holder is subject to Section 16 reporting with respect to the Company under the Exchange Act and indicating by footnote disclosure or otherwise the nature of the transfer or disposition);

•

transfers or dispositions of shares of our common stock or other securities to the Company in connection with the conversion of any convertible preferred stock described in this prospectus into, or the exercise of any option or warrant for, shares of our common stock, provided that (i) any such shares of our common stock transferred or disposed by the holder shall be subject to the terms of the lock-up agreement and (ii) no filing by any party under the Exchange Act or other public announcement shall be required or voluntarily made during the restricted period (other than a filing on a Form 4 that reports such disposition under the transaction code “F”);

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that such plan does not provide for the transfer of our common stock during the restricted period and no filing by any party under the Exchange Act or other public announcement shall be required or voluntarily made by or on behalf of the holder or the Company in connection with the establishment of such plan; and

•

transfers or dispositions of shares of our common stock or such other securities pursuant to a bona fide third party tender offer for shares of the our capital stock, merger, consolidation or other similar transaction made to all holders of our capital stock and involving a change of control of the Company after this offering and approved by our board of directors, provided that in the event that such transaction is not completed, the shares of our common stock or other securities held by the holder shall remain subject to the restrictions described above for the remainder of the restricted period.

In addition, the restrictions above relating to us do not apply to:

•	the shares to be sold in the offering;

•	the shares of common stock to be issued upon conversion of our convertible preferred stock outstanding on the date of this prospectus in connection with this offering;

•

any shares of common stock or other securities or other awards convertible into, exercisable for, or that represent the right to receive, shares of common stock pursuant to any stock option plan, incentive plan or stock purchase plan or otherwise in equity compensation arrangements described in this prospectus, provided that recipients thereof have provided the representatives a signed lock-up agreement;

•

any shares of common stock issued upon the conversion, exercise or exchange of convertible, exercisable or exchangeable securities outstanding on the date of this prospectus, in each case if such convertible, exercisable or exchangeable security is described in this prospectus and the holders of such convertible, exercisable or exchangeable securities have provided to the representatives a signed lock-up agreement;

•	the filing by us of any registration statement on Form S-8 or a successor form thereto relating to any stock option plan, incentive plan or stock purchase plan described in this prospectus; and

•

any shares of common stock or any securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock issued in connection with any joint venture, commercial relationship or other strategic transactions or the acquisition by us of the securities, businesses, property or other assets of another person or entity or pursuant to any employee benefit plan assumed by us in connection with any such acquisition, provided that (x) the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue shall not exceed 5% of the total number of shares of common stock issued and outstanding immediately following the completion of this offering and (y) the recipients thereof provide the representatives a signed lock-up agreement.

The representatives, in their joint discretion, may release the common stock and other securities subject to the restrictions described above in whole or in part at any time. In certain circumstances, the release of shares of common stock from the lock-up restrictions described above will trigger a pro rata release of shares of common stock held by certain other holders.

Prior to the offering, there has been no public market for our shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to quote the common stock on the Nasdaq Global Select Market under the symbol “CDAK”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market.    In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

We estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                . We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA, in an amount up to $                .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Sales of shares made outside of the United States, or the US, may be made by affiliates of the underwriters. Other than in the US, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling restrictions

European Economic Area and United Kingdom

In relation to each member state of the European Economic Area and the United Kingdom, or each, a Relevant State, no common shares, or the Shares, have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each	Underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company or the selling stockholders; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, New York, New York. Certain legal matters related to this offering will be passed upon for the underwriters by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2018 and 2019, and for each of the two years in the period ended December 31, 2019, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements). We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-                ) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at http://www.codiakbio.com. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

CODIAK BIOSCIENCES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Codiak BioSciences, Inc.,

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Codiak BioSciences, Inc. (the Company) as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with US generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Codiak BioSciences, Inc.’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has recurring losses from operations and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2016

Boston, Massachusetts

August 6, 2020

CODIAK BIOSCIENCES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	DECEMBER 31,		JUNE 30, 2020	PRO FORMA JUNE 30, 2020
	2018	2019
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$18,093	$10,316	$50,947	$50,947
Investments	70,771	73,065	—	—
Restricted cash	—	367	367	367
Prepaid expenses and other current assets	2,188	10,370	1,254	1,254

Total current assets	91,052	94,118	52,568	52,568
Property and equipment, net	5,914	17,626	31,071	31,071
Restricted cash, net of current portion	367	4,170	4,170	4,170
Operating right-of-use assets	—	—	22,438	22,438
Other non-current assets	326	48	76	76

Total assets	$97,659	$115,962	$110,323	$110,323

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$615	$2,381	$2,111	$2,111
Accrued expenses	3,972	15,818	8,480	8,480
Deferred revenue	—	742	7,741	7,741
Deferred rent	308	814	—	—
Operating lease liability	—	—	359	359

Total current liabilities	4,895	19,755	18,691	18,691
Long-term liabilities:
Deferred revenue, net of current portion	—	54,870	57,550	57,550
Note payable, net of discount	—	9,572	9,706	9,706
Deferred rent, net of current portion	732	9,814	—	—
Operating lease liability, net of current portion	—	—	37,638	37,638

Total liabilities	5,627	94,011	123,585	123,585

Commitments and contingencies (Note 10)
Series A redeemable convertible preferred stock, $0.0001 par value; 33,200,000 shares authorized; 33,200,000 shares issued and outstanding as of December 31, 2018 and 2019 and June 30, 2020 (unaudited); liquidation value as of December 31, 2018 and 2019 and June 30, 2020 (unaudited) of $41,513, $44,169 and $45,493, respectively; no shares authorized, issued or outstanding, pro forma as of June 30, 2020 (unaudited)	41,738	44,169	45,493	—
Series B redeemable convertible preferred stock, $0.0001 par value; 21,400,000 shares authorized; 20,479,162, 20,520,828 and 20,583,328 shares issued and outstanding as of December 31, 2018 and 2019 and June 30, 2020 (unaudited), respectively; liquidation value as of December 31, 2018 and 2019 and June 30, 2020 (unaudited) of $75,827, $80,874 and $83,524, respectively; no shares authorized, issued or outstanding, pro forma as of June 30, 2020 (unaudited)	75,900	81,108	83,524	—
Series C redeemable convertible preferred stock, $0.0001 par value; 20,204,100 shares authorized; 20,204,079 shares issued and outstanding as of December 31, 2018 and 2019 and June 30, 2020 (unaudited); liquidation value as of December 31, 2018 and 2019 and June 30, 2020 (unaudited) of $83,385, $89,507 and $92,559, respectively; no shares authorized, issued or outstanding, pro forma as of June 30, 2020 (unaudited)	83,385	89,507	92,559	—

	DECEMBER 31,		JUNE 30, 2020	PRO FORMA JUNE 30, 2020
	2018	2019
			(Unaudited)	(Unaudited)
Stockholders’ deficit:
Common stock, $0.0001 par value; 120,000,000 shares authorized as of December 31, 2018 and 2019, and 150,000,000 shares authorized as of June 30, 2020 (unaudited); 22,835,615, 23,427,975 and 23,535,972 shares issued and outstanding as of December 31, 2018 and 2019 and June 30, 2020 (unaudited), respectively; 150,000,000 shares authorized, 97,523,379 shares issued and outstanding, pro forma as of June 30, 2020 (unaudited)	2	2	2	9
Additional paid-in capital	—	—	—	198,765
Accumulated other comprehensive income (loss)	(9)	43	—	—
Accumulated deficit	(108,984)	(192,878)	(234,840)	(212,036)

Total stockholders’ deficit	(108,991)	(192,833)	(234,838)	(13,262)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$97,659	$115,962	$110,323	$110,323

The accompanying notes are an integral part of these consolidated financial statements.

CODIAK BIOSCIENCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share data)

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(Unaudited)	(Unaudited)
Revenue:
Collaboration revenue	$—	$388	$87	$321

Total revenue	—	388	87	321

Operating expenses:
Research and development	28,471	59,501	25,248	30,013
Acquired in-process research and development	8,071	—	—	—
General and administrative	9,898	21,039	11,951	8,591

Total operating expenses	46,440	80,540	37,199	38,604

Loss from operations	(46,440)	(80,152)	(37,112)	(38,283)
Other income (expense):
Interest income	1,363	1,500	801	242
Interest expense	—	(300)	—	(589)
Other income	535	992	652	215

Total other income (expense), net	1,898	2,192	1,453	(132)

Net loss	$(44,542)	$(77,960)	$(35,659)	$(38,415)

Cumulative dividends on redeemable convertible preferred stock	(13,681)	(13,701)	(6,793)	(6,839)

Net loss attributable to common stockholders	$(58,223)	$(91,661)	$(42,452)	$(45,254)

Net loss per share attributable to common stockholders, basic and diluted	$(2.72)	$(3.92)	$(1.82)	$(1.93)

Weighted average common shares outstanding, basic and diluted	21,395,300	23,368,417	23,312,727	23,472,802

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.80)		$(0.39)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)		97,283,792		97,449,907

Comprehensive income (loss):
Net loss	$(44,542)	$(77,960)	$(35,659)	$(38,415)
Other comprehensive income (loss):
Unrealized gain (loss) on investments, net of tax of $0	(9)	52	80	(43)

Total other comprehensive income (loss)	(9)	52	80	(43)

Comprehensive loss	$(44,551)	$(77,908)	$(35,579)	$(38,458)

The accompanying notes are an integral part of these consolidated financial statements.

CODIAK BIOSCIENCES, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share data)

	SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK		SERIES B REDEEMABLE CONVERTIBLE PREFERRED STOCK		SERIES C REDEEMABLE CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN	ACCUM- ULATED OTHER COMPRE- HENSIVE (LOSS) INCOME	ACCUM- ULATED DEFICIT	TOTAL STOCK- HOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL
Balance at December 31, 2017	33,200,000	$41,738	20,395,830	$70,735	20,204,079	$77,263	20,143,296	$2	$—	$—	$(60,422)	$(60,420)
Issuance of Series B redeemable convertible preferred stock in conjunction with sponsored research agreement	—	—	83,332	292	—	—	—	—	—	—	—	—
Issuance of common stock in conjunction with in-license agreement	—	—	—	—	—	—	924,068	—	1,571	—	—	1,571
Exercise of options to purchase common stock	—	—	—	—	—	—	101,547	—	43	—	—	43
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	4,873	—	6,122	—	—	(6,975)	—	(4,020)	(10,995)
Vesting of restricted common stock	—	—	—	—	—	—	1,666,704	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	5,361	—	—	5,361
Unrealized loss on investments	—	—	—	—	—	—	—	—	—	(9)	—	(9)
Net loss	—	—	—	—	—	—	—	—	—	—	(44,542)	(44,542)

Balance at December 31, 2018	33,200,000	$41,738	20,479,162	$75,900	20,204,079	$83,385	22,835,615	$2	$—	$(9)	$(108,984)	$(108,991)
Issuance of Series B redeemable convertible preferred stock in conjunction with sponsored research agreement	—	—	41,666	323	—	—	—	—	—	—	—	—
Exercise of options to purchase common stock	—	—	—	—	—	—	592,360	—	259	—	—	259
Accretion of redeemable convertible preferred stock to redemption value	—	2,431	—	4,885	—	6,122	—	—	(7,487)	—	(5,951)	(13,438)
Stock-based compensation expense	—	—	—	—	—	—	—	—	7,245	—	—	7,245
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	52	—	52
Effect of adoption of ASC 2018-07	—	—	—	—	—	—	—	—	(17)	—	17	—
Net loss	—	—	—	—	—	—	—	—	—	—	(77,960)	(77,960)

Balance at December 31, 2019	33,200,000	$44,169	20,520,828	$81,108	20,204,079	$89,507	23,427,975	$2	$—	$43	$(192,878)	$(192,833)

The accompanying notes are an integral part of these consolidated financial statements.

CODIAK BIOSCIENCES, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share data)

	SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK		SERIES B REDEEMABLE CONVERTIBLE PREFERRED STOCK		SERIES C REDEEMABLE CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUM- ULATED OTHER COMPRE- HENSIVE (LOSS) INCOME	ACCUM- ULATED DEFICIT	TOTAL STOCK- HOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2019	33,200,000	$44,169	20,520,828	$81,108	20,204,079	$89,507	23,427,975	$2	$—	$43	$(192,878)	$(192,833)
Issuance of Series B redeemable convertible preferred stock in conjunction with sponsored research agreement (unaudited)	—	—	62,500	—	—	—	—	—	—	—	—	—
Exercise of options to purchase common stock (unaudited)	—	—	—	—	—	—	107,997	—	104	—	—	104
Accretion of redeemable convertible preferred stock to redemption value (unaudited)	—	1,324	—	2,416	—	3,052	—	—	(3,245)	—	(3,547)	(6,792)
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	3,141	—	—	3,141
Unrealized loss on investments (unaudited)	—	—	—	—	—	—	—	—	—	(43)	—	(43)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	(38,415)	(38,415)

Balance at June 30, 2020 (unaudited)	33,200,000	$45,493	20,583,328	$83,524	20,204,079	$92,559	23,535,972	$2	$—	$—	$(234,840)	$(234,838)

Conversion of redeemable convertible preferred stock into common stock (unaudited)	(33,200,000)	(45,493)	(20,583,328)	(83,524)	(20,204,079)	(92,559)	73,987,407	7	198,597	—	22,972	221,576
Stock-based compensation expense for stock-based awards with accelerated vesting upon an initial public offering (unaudited)	—	—	—	—	—	—	—	—	168	—	(168)	—

Pro forma balance at June 30, 2020 (unaudited)	—	$—	—	$—	—	$—	97,523,379	$9	$198,765	$—	$(212,036)	$(13,262)

Balance at December 31, 2018	33,200,000	$41,738	20,479,162	$75,900	20,204,079	$83,385	22,835,615	$2	$—	$(9)	$(108,984)	$(108,991)
Issuance of Series B redeemable convertible preferred stock in conjunction with sponsored research agreement (unaudited)	—	—	41,666	183	—	—	—	—	—	—	—	—
Exercise of options to purchase common stock (unaudited)	—	—	—	—	—	—	583,570	—	254	—	—	254
Accretion of redeemable convertible preferred stock to redemption value (unaudited)	—	1,092	—	2,404	—	3,036	—	—	(2,771)	—	(3,761)	(6,532)
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	2,534	—	—	2,534
Unrealized gain on investments (unaudited)	—	—	—	—	—	—	—	—	—	80	—	80
Effect of adoption of ASC 2018-07 (unaudited)	—	—	—	—	—	—	—	—	(17)	—	17	—
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	(35,659)	(35,659)

Balance at June 30, 2019	33,200,000	$42,830	20,520,828	$78,487	20,204,079	$86,421	23,419,185	$2	$—	$71	$(148,387)	$(148,314)

The accompanying notes are an integral part of these consolidated financial statements.

CODIAK BIOSCIENCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(44,542)	$(77,960)	$(35,659)	$(38,415)
Adjustments to reconcile net loss to net cash from operating activities:
Stock-based compensation expense	5,361	7,245	2,534	3,141
Non-cash interest expense	—	68	—	133
Fair value of Series B redeemable convertible preferred stock earned in connection with sponsored research agreement	292	323	183	—
Acquired in-process research and development	8,071	—	—	—
Depreciation expense	1,726	2,772	1,012	1,970
Accretion of investments	(553)	(1,051)	(685)	(40)
Amortization of operating right-of-use asset	—	—	—	748
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,470)	(8,182)	(1,284)	3,207
Other non-current assets	(49)	101	101	(10)
Accounts payable	(536)	1,467	528	(40)
Accrued expenses	1,398	8,314	3,269	(4,916)
Deferred revenue	—	55,612	55,913	9,679
Deferred rent	(271)	9,588	1,435	—
Operating lease liability	—	—	—	10,093

Net cash provided by (used in) operating activities	(30,573)	(1,703)	27,347	(14,450)
Cash flows from investing activities:
Purchases of property and equipment	(1,816)	(10,476)	(2,358)	(18,085)
Purchases of in-process research and development	(6,500)	—	—	—
Purchases of investments	(97,227)	(130,691)	(76,734)	—
Maturities of investments	27,000	129,500	75,500	73,062

Net cash provided by (used in) investing activities	(78,543)	(11,667)	(3,592)	54,977
Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	—	9,567	—	—
Payment of deferred financing costs for long-term debt	—	(63)	—	—
Proceeds from exercise of common stock options	43	259	254	104
Payment of initial public offering costs	(101)	—	—	—

Net cash provided by (used in) financing activities	(58)	9,763	254	104

Increase (decrease) in cash, cash equivalents and restricted cash	(109,174)	(3,607)	24,009	40,631
Cash, cash equivalents and restricted cash, beginning of period	127,634	18,460	18,460	14,853

Cash, cash equivalents and restricted cash, end of period	$18,460	$14,853	$42,469	$55,484

Supplemental disclosures:
Cash paid for interest	$—	$155	$—	$458
Non-cash investing and financing activities:
Purchases of property and equipment included in accounts payable and accrued expenses	$19	$4,027	$152	$1,356
Deferred offering costs included in accrued expenses	$176	$—	$—	$18
Accretion of redeemable convertible preferred stock to redemption value	$10,995	$13,438	$6,532	$6,792
Common stock issued in connection with purchases of in-process research and development	$1,571	$—	$—	$—
Operating right-of-use assets obtained in exchange for operating lease liabilities	$—	$—	$—	$23,186

The accompanying notes are an integral part of these consolidated financial statements.

CODIAK BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

1. Nature of the business

Codiak BioSciences, Inc. (the Company or Codiak) was incorporated in Delaware on June 12, 2015 and is headquartered in Cambridge, Massachusetts. Codiak is a development-stage biopharmaceutical company focused on pioneering the development of exosome-based therapeutics, a new class of medicines with the potential to transform the treatment of a wide spectrum of diseases with high unmet medical need. Exosomes have evolved as intercellular transfer mechanisms for complex, biologically active macromolecules and have emerged in recent years as a compelling potential drug delivery vehicle. By leveraging Codiak’s deep understanding of exosome biology, the Company has developed its engineering and manufacturing platform (the engEx Platform), to expand upon the innate properties of exosomes to design, engineer and manufacture novel exosome therapeutics. Codiak has utilized its engEx Platform to generate a deep pipeline of engineered exosomes (engEx exosomes) aimed at treating a broad range of diseases, including oncology, neuro-oncology, neurology, neuromuscular disease and infectious disease. Codiak’s lead product candidates, exoSTING and exoIL-12, are being developed to address solid tumors and it expects to enter clinical trials in the second half of 2020. Codiak has multiple preclinical and discovery programs that it is advancing either independently or through its strategic collaborations with Jazz Pharmaceuticals Ireland Limited (Jazz) and Sarepta Therapeutics, Inc. (Sarepta).

Since its inception, the Company has devoted substantially all of its resources to its research and development efforts, including activities to develop its engEx Platform, advance engEx product candidates into clinical trials, perform preclinical research to identify potential engEx product candidates, to perform process development to refine Codiak’s exosome engineering and manufacturing processes, and to provide general and administrative support for these operations.

The Company has primarily funded its operations with proceeds from the sales of redeemable convertible preferred stock, collaborative and research arrangements with Jazz and Sarepta and its Loan and Security agreement with Hercules Capital, Inc. (Hercules). The Company has incurred significant operating losses and negative cash flows from operations since inception. The Company expects to continue to incur significant expenses and operating losses for the foreseeable future. In addition, the Company anticipates that its expenses will increase significantly in connection with ongoing activities to support its engEx Platform development, drug discovery and preclinical and clinical development, in addition to creating a portfolio of intellectual property and providing administrative support.

The Company does not expect to generate significant revenue from sales of its engEx product candidates unless and until clinical development has been successfully completed and regulatory approval is obtained. If the Company obtains regulatory approval for any of its investigational products, it expects to incur significant commercialization expenses.

As a result, the Company will need substantial additional funding to support its continued operations and growth strategy. Until such a time as the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operations through the sale of equity, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. The Company may be unable to raise additional funds or enter into such other agreements on favorable terms, or at all. If the Company fails to raise capital or enter into such agreements as, and when, needed, the Company may have to significantly delay, scale back or discontinue the development and commercialization of one or more of its product candidates or delay its pursuit of potential in-licenses or acquisitions.

The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The Company had an accumulated deficit of $192.9 million and $234.8 million (unaudited) as of December 31, 2019 and June 30, 2020, respectively. Further, the Company incurred net losses in every period since inception including $78.0 million for the year ended December 31, 2019 and $38.4 million (unaudited) for the six months ended June 30, 2020, respectively. The Company experienced negative cash flows from operations of $1.7 million for the year ended December 31, 2019 and $14.5 million (unaudited) for the six months ended June 30, 2020. The Company expects that its cash and cash equivalents as of December 31, 2019 and June 30, 2020 of $83.4 million and $50.9 million (unaudited), respectively, will be insufficient to allow the Company to fund its current operating plan through at least the next twelve months from the issuance of these financial statements. These conditions raise a substantial doubt about the Company’s ability to continue as a going concern for a period of at least one year from the date these financial statements are issued (unaudited). Accordingly, the Company will be required to raise additional funding, seek alternative means of financial support or both, in order to continue to fund its operations in the future. The Company is currently pursuing raising additional capital through the sale of common stock in its initial public offering (IPO). There can be no assurance however, that the proposed IPO will be successful and that additional funding will be available on terms acceptable to the Company, or at all. If the Company is unable to raise capital when needed or on attractive terms, it may be forced to delay, reduce or eliminate certain costs related to its operations and research and development programs.

The Company is subject to those risks associated with any biopharmaceutical company that has substantial expenditures for research and development. There can be no assurance that the Company’s research and development projects will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its employees and consultants. If the Company fails to become profitable or is unable to sustain profitability on a continuing basis, then it may be unable to continue its operations at planned levels and be forced to reduce its operations.

2. Summary of significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASUs) of the Financial Accounting Standards Board (FASB).

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Codiak Securities Corporation. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could materially differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including: expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates. Significant estimates relied upon in preparing the consolidated financial statements include, among others: estimates related to revenue recognition, the valuation of common stock and stock-based compensation awards, the valuation of redeemable convertible preferred stock, leases, accrued expenses and income taxes.

Unaudited interim financial information

The accompanying consolidated balance sheet as of June 30, 2020, the consolidated statements of operations and comprehensive loss and statements of cash flows for the six months ended June 30, 2019 and 2020, and the consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2020 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements, except for the impact of adopting ASC 842 effective as of January 1, 2020, and in the opinion of management reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of June 30, 2020 and the results of its operations and its cash flows for the six months ended June 30, 2019 and 2020. Financial statement disclosures for the six months ended June 30, 2019 and 2020 are condensed and do not include all disclosures required for an annual set of financial statements in accordance with GAAP. The financial data and other information disclosed in these notes related to the six months ended June 30, 2019 and 2020 are also unaudited. The results for the six months ended June 30, 2020 are not necessarily indicative of results to be expected for the year ended December 31, 2020, any other interim periods, or any future year or period.

Unaudited pro forma information

Upon the closing of the Company’s proposed initial public offering (IPO): (i) all of the outstanding shares of redeemable convertible preferred stock will automatically convert into shares of common stock and (ii) a service-based stock option award with vesting conditions that accelerate upon the consummation of an IPO will immediately vest. The accompanying unaudited pro forma consolidated balance sheet and consolidated statement of redeemable convertible preferred stock and stockholders’ deficit as of June 30, 2020 have been prepared as if the proposed IPO had occurred on June 30, 2020 to give effect to: (i) the automatic conversion of all outstanding shares of the Company’s redeemable convertible preferred stock into an aggregate of 73,987,407 shares of common stock upon the consummation of the proposed IPO and (ii) the vesting of options to purchase shares of common stock with service-based vesting conditions that accelerate upon the consummation of the proposed IPO, resulting in the recognition of adjustments to the as-reported stock-based compensation expense. The shares of common stock expected to be issued and the proceeds expected to be received in the proposed IPO are excluded from such pro forma financial information.

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders in the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2019 and the six months ended June 30, 2020 were computed using the weighted average number of shares of common stock outstanding, including the pro forma effect of the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock as if the proposed IPO had occurred on the later of January 1, 2019 or the date the equity instruments were issued. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 and the six months ended June 30, 2020 reflects the impact of the assumed closing of the IPO on the later of January 1, 2019, or the date the equity instruments were issued as follows: (i) includes adjustments to the as-reported stock-based compensation expense related to the vesting of a service-based stock option award with vesting conditions that accelerate upon the consummation of the proposed IPO and (ii) excludes the effects of cumulative dividends accrued for redeemable convertible preferred stock from the net loss attributable to common stockholders. The unaudited pro forma basic and diluted net loss per share attributable to common stockholders does not include the shares expected to be sold or related proceeds to be received in the proposed IPO.

Segments

The Company has one operating segment. The Company’s chief operating decision maker, its Chief Executive Officer, manages the Company’s operations on a consolidated basis for the purposes of assessing performance and allocating resources. All of the Company’s long-lived assets are held in the United States.

Cash, cash equivalents and restricted cash

The Company considers all highly liquid investments purchased with original final maturities of three months or less from the date of purchase to be cash equivalents. Cash equivalents comprises money market accounts invested in US Treasury securities. Restricted cash is composed of letters of credit held as collateral related to the Company’s lease arrangements. Restricted cash is classified as either current or non-current based on the term of the underlying lease agreement.

A reconciliation of the cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the amounts shown in the statement of cash flows is as follows (in thousands):

	YEAR ENDED DECEMBER 31,		AS OF JUNE 30, 2020
	2018	2019
			(Unaudited)
Cash and cash equivalents	$18,093	$10,316	$50,947
Restricted cash	—	367	367
Restricted cash, net of current portion	367	4,170	4,170

Total cash, cash equivalents and restricted cash as shown in the statement of cash flows	$18,460	$14,853	$55,484

Investments

The Company classifies all of its investments as available-for-sale securities. The Company’s investments are measured and reported at fair value using quoted prices in active markets for similar securities. Unrealized gains and losses on available-for-sale securities are reported as accumulated other comprehensive (loss) income, which is a separate component of stockholders’ deficit. The cost of securities sold is determined on a specific identification basis, and realized gains and losses are included in other income (expense), net within the consolidated statements of operations and comprehensive loss. If any adjustment to fair value reflects a decline in the value of the investment that the Company considers to be “other than temporary”, the Company reduces the investment to fair value through a charge to the consolidated statements of operations and comprehensive loss. No such adjustments were necessary during the periods presented. The Company classifies its available-for-sale investments as current assets on the consolidated balance sheets if they mature within one year from the balance sheet date.

Deferred offering costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After the consummation of the equity financing, these costs are recorded in stockholders’ deficit as a reduction of additional paid-in capital or the associated preferred stock account, as applicable. In the event the offering is terminated, all capitalized deferred offering costs are expensed. Such costs are classified in other non-current assets in the accompanying consolidated balance sheets. Deferred offering costs as of December 31, 2018 and June 30, 2020 were $0.3 million and less than $0.1 million (unaudited), respectively. The Company withdrew an initial public offering during the six months ended June 30, 2019. Accordingly, the Company expensed previously capitalized deferred offering costs totaling $1.9 million (unaudited) to general and administrative expenses during the six months ended June 30, 2019. There were no deferred offering costs as of December 31, 2019.

Concentrations of credit risk and significant suppliers and license agreements

Financial instruments that potentially expose the Company to credit risk primarily consist of cash, cash equivalents, restricted cash and investments. The Company maintains its cash, cash equivalent, restricted cash and investment balances with accredited financial institutions and, consequently, the Company does not believe it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company’s cash management and investment policy limits investment instruments to investment-grade securities with the objective to preserve capital and to maintain liquidity until the funds can be used in business operations. Bank accounts in the United States are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. As of December 31, 2018 and 2019 and June 30, 2020, the Company’s primary operating accounts significantly exceeded the FDIC limits.

The Company is presently dependent on third-party manufacturers to supply materials for research and development activities of its programs, including preclinical testing. The Company’s development programs could be adversely affected by a significant interruption in the supply of the necessary materials. The Company is also dependent on third parties who provide license rights used in the development of certain programs. The Company could experience delays in the development of its programs if any of these license agreements are terminated, if the Company fails to meet the obligations required under its arrangements, or if the Company is unable to successfully secure new strategic alliances or licensing agreements.

For the year ended December 31, 2019 and six months ended June 30, 2020 (unaudited), one customer accounted for 100% of total collaboration revenue.

Off-balance sheet risk

As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), the Company had no off-balance sheet risks such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Fair value of financial instruments

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. FASB ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Items measured at fair value on a recurring basis include cash equivalents and investments as of December 31, 2018 and 2019 and June 30, 2020 (unaudited). Certain cash equivalents that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The carrying amounts reflected in the consolidated balance sheets for prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values due to their short-term maturities.

Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets, which are as follows:

ESTIMATED USEFUL LIFE
Computer equipment and software	3 years
Furniture and fixtures	5 years
Laboratory equipment	5 years
Leasehold improvements	Shorter of useful life or remaining lease term

Purchased assets that are not yet in service are recorded to construction-in-process and no depreciation expense is recorded. Once they are placed in service they are reclassified to the appropriate asset class and depreciated over their respective estimated useful lives. Upon the retirement or sale of an asset, the related cost and accumulated depreciation or amortization is removed from the accounts and any resulting gain or loss is recorded to other income (expense), net. Expenditures for maintenance and repairs are expensed as incurred.

Impairment of long-lived assets

The Company periodically evaluates its long-lived assets, which consist of property and equipment, for impairment whenever events or changes in circumstances indicate that a potential impairment may have occurred. If such events or changes in circumstances arise, the Company compares the carrying amount of the long-lived assets to the estimated future undiscounted cash flows expected to be generated by the long-lived assets. If the estimated aggregate undiscounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge, calculated as the amount by which the carrying amount of the assets exceeds the fair value of the assets, is recorded. The fair value of the long-lived assets is determined based on the estimated discounted cash flows expected to be generated from the long-lived assets. The Company has not recorded any such impairment charges during the years ended December 31, 2018 or 2019 or the six months ended June 30, 2020 (unaudited).

Term loan

The Company accounts for its Loan and Security Agreement with Hercules as a liability measured at net proceeds less debt discount and is accreted to the face value of the Term Loan over its expected term using the effective interest method. The Company considers whether there are any embedded features in its debt instruments that require bifurcation and separate accounting as derivative financial instruments pursuant to ASC Topic 815, Derivatives and Hedging.

The Company capitalizes certain legal and other third-party fees that are directly associated with obtaining access to capital under credit facilities. Deferred financing costs related to a recognized debt liability are recorded as a reduction of the carrying amount of the debt liability and amortized to interest expense on a straight-line basis over the repayment term. Deferred financing costs related to the term loan as of December 31, 2019 and June 30, 2020 (unaudited) were $0.1 million.

Leases

Prior to January 1, 2020, the Company accounted for leases in accordance with ASC 840, Leases. At lease inception, the Company determines if an arrangement was an operating or capital lease. For operating leases, the Company recognized rent expense, inclusive of rent escalation, holidays and lease incentives, on a straight-line basis over the lease term. The Company presented lease incentives as deferred rent and amortized the incentives as a reduction to rent expense on a straight-line basis over the lease term. The Company classified deferred rent as current and noncurrent liabilities based on the portion of the deferred rent that was scheduled to mature within the proceeding twelve months.

Effective January 1, 2020, the Company accounts for leases in accordance with ASC 842, Leases. At contract inception, the Company determines if an arrangement is or contains a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If determined to be or contain a lease, the lease is assessed for classification as either an operating or finance lease at the lease commencement date, defined as the date on which the leased asset is made available for use by the Company, based on the economic characteristics of the lease. For each lease, the Company records a right-of-use asset and lease liability.

A right-of-use asset represents the economic benefit conveyed to the Company by the right to use the underlying asset over the lease term. A lease liability represents the obligation to make lease payments arising from the lease. The Company elected the practical expedient to not separate lease and non-lease components and therefore measures each lease payment as the total of the fixed lease and non-lease components. Lease liabilities are measured at lease commencement calculated as the present value of the future lease payments in the contract using the rate implicit in the contract, when available. If an implicit rate is not readily determinable, the Company uses an incremental borrowing rate measured as the rate at which the Company could borrow, on a fully collateralized basis, a commensurate loan in the same currency over a period consistent with the lease term at the commencement date. Right-of-use assets are measured as the lease liability plus initial direct costs and prepaid lease payments, less lease incentives granted by the lessor. The lease term is measured as the noncancelable period in the contract, adjusted for any options to extend or terminate when it is reasonably certain the Company will exercise such options. The Company elected the practical expedient to not recognize leases with an initial term of 12 months or less.

The Company assesses its right-of-use assets for impairment consistent with the assessment performed for long-lived assets used in operations.

The Company’s operating leases are presented in the consolidated balance sheets as operating lease right-of-use assets, classified as noncurrent assets, and operating lease liabilities, classified as current and noncurrent liabilities based on the portion of the lease liability that will mature within the proceeding twelve months. Operating lease expense for the minimum lease payments is recognized on a straight-line basis over the lease term.

The Company evaluates its subleases in which it is the sublessor to determine whether it is relieved of the primary obligation under the original lease. If it remains the primary obligor, the Company continues to account for the original lease as it did before the commencement of the sublease and reports the sublease income on a gross basis in other income on the consolidated statements of operations and comprehensive loss.

Redeemable convertible preferred stock

The Company records all redeemable convertible preferred stock upon issuance at its respective fair value or original issuance price less issuance costs. The Company classifies its redeemable convertible preferred stock outside of stockholders’ deficit as the redemption of such shares is outside the Company’s control. The Company adjusts the carrying values of the redeemable convertible preferred stock to redemption value when the redemption value exceeds the carrying value.

Revenue recognition

The Company recognizes revenue in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers (ASC 606). The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods and/or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and/or services. To determine the appropriate amount of revenue to be recognized, the Company performs the following steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) each performance obligation is satisfied.

Pursuant to the guidance in ASC 606, the Company accounts for a contract with a customer that is within the scope of ASC 606 when all of the following criteria are met: (i) the arrangement has been approved by the parties and the parties are committed to perform their respective obligations, (ii) each party’s rights regarding the goods and/or services to be transferred can be identified, (iii) the payment terms for the goods and/or services to be transferred can be identified, (iv) the arrangement has commercial substance and (v) collection of substantially all of the consideration to which the Company will be entitled in exchange for the goods and/or services that will be transferred to the customer is probable.

The Company assesses the goods and/or services promised within a contract which contains multiple promises to evaluate which promises are distinct. Promises are considered to be distinct and therefore, accounted for as separate performance obligations, provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and (ii) the promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. The Company determines that a customer can benefit from a good or service if it could be used, consumed, sold for an amount that is greater than scrap value, or otherwise held in a way that generates economic benefits. Factors that are considered in determining whether or not two or more promises are not separately identifiable include, but are not limited to, the following: (i) the Company provides a significant service of integrating goods and/or services with other goods and/or services promised in the contract, (ii) one or more of the goods and/or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods and/or services promised in the contract and (iii) the goods and/or services are highly interdependent or highly interrelated. Individual goods or services (or bundles of goods and/or services) that meet both criteria for being distinct are accounted for as separate performance obligations. Promises that are not distinct at contract inception are combined into a single performance obligation. Options to acquire additional goods and/or services are evaluated to determine if such option provides a material right to the customer that it would not have received without entering into the contract. If so, the option is accounted for as a separate performance obligation. If not, the option is considered a marketing offer which would be accounted for as a separate contract upon the customer’s election.

The terms of the Company’s arrangements include the payment of one or more of the following: (i) non-refundable, up-front fees, (ii) cost reimbursements, (iii) development, regulatory and commercial milestone payments, (iv) royalties on net sales of licensed products and (v) profit share for co-commercialized products. The transaction price is generally comprised of fixed fees due at contract inception and an estimate of variable consideration for cost reimbursements and milestone payments due upon the achievement of specified events. Additionally, the Company may earn sales milestones, tiered royalties earned when the licensee recognizes net sales of licensed products and potentially profit share related to co-commercialized products. The Company measures the transaction price based on the amount of consideration to which it expects to be entitled in exchange for transferring the promised goods and/or services to the customer. The Company utilizes either the expected value method or the most likely amount method to estimate the amount of variable consideration, depending on which method is expected to better predict the amount of consideration to which it will be entitled. Amounts of variable consideration are included in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. With respect to development and regulatory milestone payments, at the inception of the arrangement, the Company evaluates whether the associated event is considered probable of achievement and estimates the amount to be included in the transaction price using the most likely amount method. As part of the evaluation for development milestone payments, the Company considers several factors, including the stage of development of the targets included in the arrangement, the risk associated with the remaining development work required to achieve the milestone and whether or not the achievement of the milestone is within the Company’s control. Milestone payments that are not within the control of the Company or the licensee, such as those dependent upon receipt of regulatory approval, are not considered to be probable of achievement until the triggering event occurs. With respect to sales-based royalties and profit share payments, including milestone payments based upon the achievement of a certain level of product sales, wherein the license is deemed to be the sole or predominant item to which the payments relate, the Company recognizes revenue upon the later of: (i) when the related sales occur or (ii) when the performance obligation to which some or all of the payment has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any development, regulatory or commercial milestones, royalty or profit share revenue resulting from its arrangements with customers. The Company considered the existence of a significant financing component in its arrangements and has determined that a significant financing component does not exist due to the applicability of available practical expedients, existence of substantive business purposes and/or presence of other compelling factors. The Company updates its assessment of the estimated transaction price, including the constraint on variable consideration, at the end of each reporting period and as uncertain events are resolved or other changes in circumstances occur. Any adjustments to the transaction price are recorded on a cumulative catch-up basis, which would affect revenue and net loss in the period of adjustment.

The Company generally allocates the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis. However, certain components of variable consideration are allocated specifically to one or more particular performance obligations to the extent both of the following criteria are met: (i) the terms of the payment relate specifically to the efforts to satisfy the performance obligation or transfer the distinct good or service and (ii) allocating the variable amount of consideration entirely to the performance obligation or the distinct good or service is consistent with the allocation objective of the standard whereby the amount allocated depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services. The Company develops assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract. The key assumptions utilized in determining the standalone selling price for the performance obligations may include forecasted revenues, development timelines, estimated research and development costs, discount rates, other comparable transactions, likelihood of exercise and probabilities of technical and regulatory success.

Revenue is recognized based on the amount of the transaction price that is allocated to each respective performance obligation when or as the performance obligation is satisfied by transferring a promised good and/or service to the customer. For performance obligations that are satisfied at a point in time, the Company recognizes revenue when control of the goods and/or services is transferred to the customer. For performance obligations that are satisfied over time, the Company recognizes revenue by measuring the progress toward complete satisfaction of the performance obligation using a single method of measuring progress which depicts the performance in transferring control of the associated goods and/or services to the customer. The Company generally uses input methods to measure the progress toward the complete satisfaction of performance obligations satisfied over time. With respect to promises related to licenses to intellectual property that is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenue from amounts allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and net loss in the period of adjustment.

The Company receives payments from its licensees in accordance with the terms of the contracts. Up-front payments and fees are recorded as contract liabilities upon receipt or when due and may require deferral of revenue recognition to a future period until the Company performs its obligations under the arrangement. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified in current liabilities. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as contract liabilities, net of current portion. Amounts payable to the Company are recorded as accounts receivable when the Company’s right to consideration is unconditional.

Research and development expense

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and benefits, overhead costs, contract services and other related costs. The value of goods and services received from contract research organizations and contract manufacturing organizations in the reporting period are estimated based on the level of services performed, and progress in the period in cases when the Company has not received an invoice from the supplier. In circumstances where amounts have been paid in excess of costs incurred, the Company records a prepaid expense.

Acquired in-process research and development (IPR&D)

If the Company acquires an asset or group of assets under an in-licensing arrangement that do not meet the definition of a business under FASB ASC Topic 805, Business Combinations (ASC 805), and the acquired IPR&D does not have an alternative future use, it is expensed on its acquisition date in accordance with guidance in FASB ASC Topic 730, Research and Development (ASC 730). Contingent payments for the assets acquired are expensed or capitalized based on the nature of the associated asset at the date the related contingency is resolved.

Patent costs

Costs to secure, defend and maintain patents are expensed as incurred due to the uncertainty of future benefits and are classified as general and administrative expenses.

Stock-based compensation

The Company issues stock-based awards to employees, directors and non-employee consultants and founders, generally in the form of stock options and restricted stock. The Company accounts for its stock-based compensation awards in accordance with FASB ASC Topic 718, Compensation—Stock Compensation (ASC 718). ASC 718 requires share-based payments to employees and qualifying directors to be recognized as expense based on the fair value on the date of grant. On January 1, 2019, the Company early adopted ASU No. 2018-07, Compensation—Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting (ASU 2018-07), which expands the scope of ASC 718 to include share-based payments to non-employees. In connection with the adoption of ASU 2018-07, the Company establishes the fair value of share-based payments to non-employees at the adoption date for existing awards, and at the grant date for new awards. Prior to the adoption of ASU 2018-07, the Company accounted for stock-based compensation awards to non-employees in accordance with FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees (ASC 505-50). ASC 505-50 required the fair value of non-employee awards to be remeasured at each reporting period prior to completion of the service, based on the then-current fair value.

The Company primarily issues stock options and restricted stock with service-based vesting conditions. Compensation expense related to awards to employees, directors and non-employees with service-based vesting conditions is recognized on a straight-line basis based on the grant date fair value over the associated requisite service period of the award, which is generally the vesting term. For awards to employees with performance-based vesting conditions and/or market conditions, the Company recognizes expense based on the grant date fair value over the associated requisite service period of the award using the accelerated attribution model if, and to the extent that, achievement of the performance condition is determined to be probable. If the actual achievement of the Company’s awards that contain performance-based conditions vary from management’s estimates, stock-based compensation expense could be materially different than what is recorded in the period. The cumulative effect on current and prior periods of a change in the estimated time to vesting for awards that contain performance-based conditions will be recognized as compensation cost in the current period. The Company recognizes forfeitures as they occur.

The Company determines the fair value of restricted stock awards in reference to the fair value of its common stock less any applicable purchase price. The Company estimates the fair value of its stock options granted with service-based and/or performance-based vesting conditions using the Black-Scholes option pricing model, which requires inputs of subjective assumptions, including: (i) the expected volatility of its common stock, (ii) the expected term of the award, (iii) the risk-free interest rate, (iv) expected dividends and (v) the fair value of its common stock. Due to the lack of a public market for the trading of its common stock and a lack of company-specific historical and implied volatility data, the Company bases the estimate of expected volatility on the historical volatilities of a representative group of publicly traded guideline companies. For these analyses, the Company selects companies with comparable characteristics and with historical share price information that approximates the expected term of the stock-based awards. The Company computes the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period that approximates the calculated expected term of its stock options. The Company will continue to apply this method until a sufficient amount of historical information regarding the volatility of its own stock price becomes available. The Company estimates the expected term of its stock options granted to employees and directors using the simplified method, whereby the expected term equals the average of the vesting term and the original contractual term of the option. The Company utilizes this method as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. Similarly, following the adoption of ASU 2018-07 on January 1, 2019, the Company has elected to use the expected term for stock options granted to non-employees, using the simplified method, as the basis for the expected term assumption. However, the Company may elect to use either the contractual term or the expected term for stock options granted to non-employees on an award-by-award basis. Prior to the adoption of ASU 2018-07, for stock options granted to non-employees, the Company utilized the contractual term of the option as the basis for the expected term assumption. For the determination of the risk-free interest rates, the Company utilizes the US Treasury yield curve for instruments in effect at the time of measurement with a term commensurate with the expected term assumption. The expected dividend yield is assumed to be zero as the Company has never paid dividends and does not have current plans to pay any dividends on its common stock. Historically, for periods prior to the proposed initial public offering, the fair value of equity instruments underlying the Company’s stock-based awards was determined on each grant date by its board of directors, or compensation committee thereof, based on valuation estimates from management considering its most recently available independent third-party valuation of such equity instruments. The Company’s board of directors, or the compensation committee thereof, also assessed and considered, with input from management, additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the grant date.

The Company estimates the fair value of stock options granted with market conditions using a Monte Carlo simulation approach. The Monte Carlo simulation approach contemplates various scenarios under which the specified market conditions could be achieved, which requires inputs of subjective assumptions, including the expected volatility of the Company’s stock price and interest rates to generate potential future outcomes. These variables are projected based on the Company’s historical data, experience, and other factors.

The Company classifies stock-based compensation expense in the consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified, as applicable.

Income taxes

Income taxes are recorded in accordance with FASB ASC Topic 740, Income Taxes (ASC 740), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company makes estimates and judgments about future taxable income based on assumptions that are consistent with the Company’s plans and estimates. Should the actual amounts differ from these estimates, the amount of the Company’s valuation allowance could be materially impacted. Changes in these estimates may result in significant increases or decreases to the tax provision in a period in which such estimates are changed, which in turn would affect net income or loss.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit to the extent that the position is more likely than not to be sustained on examination by the taxing authorities based on the technical merits of the position as well as consideration of the available facts and circumstances. The Company records interest and penalties related to uncertain tax positions, if applicable, as a component of income tax expense.

Comprehensive loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. For the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020 (unaudited), other comprehensive (loss) income included unrealized gains and losses on investments.

Net loss per share

The Company follows the two-class method when computing net loss per share attributable to common stockholders as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires losses for the period to be allocated between common and participating securities based upon their respective rights to share in the earnings as if all losses for the period had been distributed. During periods of loss, there is no allocation required under the two-class method since the participating securities do not have a contractual obligation to fund the losses of the Company.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, which excludes shares of restricted common stock that are not vested. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, including the effect of potentially dilutive common shares. For purpose of this calculation, outstanding options to purchase shares of common stock, unvested shares of restricted common stock and shares of redeemable convertible preferred stock are considered potentially dilutive common shares. The Company has generated a net loss in all periods presented so the basic and diluted net loss per share attributable to common stockholders are the same, as the inclusion of the potentially dilutive securities would be anti-dilutive.

Subsequent events

The Company considers events and transactions that occur after the balance sheet date but prior to the issuance of the consolidated financial statements for potential recognition or disclosure in the consolidated financial statements. Subsequent events have been evaluated through August 6, 2020, the date the consolidated financial statements were issued, for potential recognition or disclosure in the consolidated financial statements.

Emerging growth company status

The Company is an “emerging growth company” (EGC), as defined in the Jumpstart Our Business Startups Act (JOBS Act), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. The Company may take advantage of these exemptions until it is no longer an EGC under Section 107 of the JOBS Act, which provides that an EGC can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards, and as a result of this election, the consolidated financial statements may not be comparable to companies that comply with public company FASB standards’ effective dates. The Company may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of an offering or such earlier time that it is no longer an EGC.

Recent accounting pronouncements

Recently adopted accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), Amendments to the FASB Accounting Standards Codification (ASC 842), which replaced the existing guidance for leases. The FASB subsequently issued several amendments to ASU 2016-02 (collectively, the new leasing standards), which have the same effective date and transition date as ASC 842, and which: (i) clarified how to apply certain aspects of ASC 842, (ii) provided additional transition methods for adoption, (iii) provided certain practical expedients, (iv) amended certain narrow aspects of the guidance and (v) deferred the effective date for certain entities. ASC 842 requires the identification of arrangements that should be accounted for as leases by lessees. In general, for lease arrangements exceeding a twelve-month term, these arrangements must now be recognized as assets and liabilities on the balance sheet of the lessee. Under ASC 842, a right-of-use asset and lease obligation will be recorded for all leases, whether operating or financing, while the income statement will reflect lease expense for operating leases and amortization/interest expense for financing leases. The balance sheet amounts recorded for existing leases at the date of adoption of ASC 842 must be calculated using the applicable incremental borrowing rate at the date of adoption.

The Company adopted the new leasing standards on January 1, 2020, using a modified retrospective transition approach applied to leases existing as of January 1, 2020. The Company has elected to apply the package of practical expedients which allows entities not to reassess whether contracts are or contain leases, lease classification, and whether initial direct costs qualify for capitalization. Additionally, the Company has elected not to separate lease and non-lease components and not to recognize leases with an initial term of 12 months or less.

The cumulative effect of the adoption of ASC 842 on the Company’s consolidated balance sheets as of January 1, 2020 was as follows (in thousands):

	BALANCE AS OF DECEMBER 31, 2019	IMPACT OF ADOPTION (UNAUDITED)	BALANCE AS OF JANUARY 1, 2020 (UNAUDITED)
Prepaid expenses and other current assets	$10,370	$(5,910)	$4,460
Operating right-of-use asset	—	23,186	23,186
Total assets	115,962	17,276	133,238
Deferred rent	$814	$(814)	$—
Operating lease liability	—	263	263
Deferred rent, net of current portion	9,814	(9,814)	—
Operating lease liability, net of current portion	—	27,641	27,641
Total liabilities	94,011	17,276	111,287

The adoption of ASC 842 did not have an impact to the Company’s consolidated statements of operations and comprehensive loss, statements of cash flows or statements of redeemable convertible preferred stock and stockholders’ deficit (unaudited).

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) I. Accounting for Certain Financial Instruments with Down Round Features II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (ASU 2017-11). Part I of this standard applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Part II of this standard replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within ASC Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. The Company adopted ASU 2017-11 effective January 1, 2020. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations upon adoption (unaudited).

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13), which modifies the disclosure requirements on fair value measurements with respect to Level 3 rollforwards, timing of liquidation of investments in certain entities that calculate net asset value, and measurement uncertainty. The Company adopted ASU 2018-13 effective January 1, 2020. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations upon adoption (unaudited).

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting (ASU 2018-07), which is intended to simplify aspects of share-based compensation issued to non-employees by making the guidance generally consistent with the accounting for employee share-based compensation. The Company early adopted this standard on January 1, 2019 to simplify the accounting for its non-employee option awards, and recorded a cumulative-effect adjustment as of the date of adoption based on the revaluation of the unvested portion of outstanding non-employee option awards on such date. The adoption of this standard had an impact of less than $0.1 million on the Company’s financial position in the year ended December 31, 2019.

In November 2016, the FASB issued ASU No. 2016-18, Restricted Cash (ASU 2016-18). ASU 2016-18 clarifies how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash are presented in more than one line item in the balance sheet the line items and amounts of such balances should be presented on the face of the statement of cash flows or disclosed in the footnotes. The total of the amounts reported in the balance sheet should sum to the total of the amounts presented in the statement of cash flows. The Company early adopted this standard on January 1, 2018 on a retrospective basis to all periods presented. The Company’s consolidated statements of cash flows include restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on such statements. In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (ASU 2017-01), which clarifies the definition of a business and provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired, or disposed of, is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The Company adopted this standard as of January 1, 2018, with prospective application to any business development transactions on or after the adoption date. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations upon adoption.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (ASU 2017-09). This guidance is intended to provide clarity and reduce diversity in practice as to when changes to the terms or conditions of share-based payments are accounted for as modifications. Under this new guidance, entities will apply modification accounting if the fair value, vesting conditions or classification of the award changes. The Company adopted this standard as of January 1, 2018, with prospective application to awards modified on or after the adoption date. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which amends the existing accounting standards for revenue recognition. The FASB has issued several updates to the standard which: (i) clarify the application of the principal versus agent guidance, (ii) clarify the guidance relating to performance obligations and licensing, (iii) clarify the assessment of the collectability criterion, presentation of sales taxes, measurement date for non-cash consideration and completed contracts and (iv) clarify the narrow aspects of Topic 606 or correct unintended application of the guidance (collectively, ASC 606). ASC 606 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled when products and/or services are transferred to customers. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company adopted this standard as of January 1, 2019 in connection with its first revenue arrangement entered into on January 2, 2019. The adoption of this standard did not have an impact on the Company’s financial position or results of operations upon adoption, as at the date of adoption, the Company did not have any contracts with customers in accordance with Topic 606.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606 (ASU 2018-18). The main provisions of ASU 2018-18 include: (i) clarifying that certain transactions between collaborative arrangement participants should be accounted for as revenue when the collaborative arrangement participant is a customer in the context of a unit of account and (ii) precluding the presentation of transactions with collaborative arrangement participants that are not directly related to sales to third parties together with revenue. The Company adopted this standard as of January 1, 2019 concurrent with the Company’s initial application of ASC 606 in connection with its first revenue arrangement entered into on January 2, 2019. Such arrangement was not determined to be within the scope of ASC 808—Collaborative Arrangements, and, therefore, the adoption of this standard did not have an impact on the Company’s financial position or results of operations upon adoption.

On November 5, 2018, the US Securities and Exchange Commission (SEC)’s release, Disclosure Update and Simplification, became effective. The included amendments are intended to simplify and update the SEC’s disclosure requirements and eliminate duplicative disclosures between the SEC rules and GAAP. The amendments include new interim financial statement disclosures to reconcile the beginning balance to the ending balance in stockholders’ equity for each period for which an income statement is required to be filed. Accordingly, the reconciliation of the beginning balance to the ending balance in redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2019 and June 30, 2020 is included in the Company’s consolidated statements of redeemable convertible preferred stock and stockholders’ deficit.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In December 2019, the FASB issued ASU No. 2019-12 Income Taxes (Topic 740)-Simplifying the Accounting for Income Taxes (ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for the Company on January 1, 2022, with early adoption permitted. The Company is currently evaluating the potential impact that this standard may have on its financial position and results of operations.

3. Fair value measurements

The following tables present information about the Company’s assets measured at fair value on a recurring basis, and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	DECEMBER 31, 2018
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3	NOT SUBJECT TO LEVELING(1)
Assets:
Cash equivalents:
Money market funds	$17,508	$—	$—	$—	$17,508
Investments:
US Treasury bonds	70,771	—	70,771	—	—

	$88,279	$—	$70,771	$—	$17,508

	DECEMBER 31, 2019
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3	NOT SUBJECT TO LEVELING(1)
Assets:
Cash equivalents:
Money market funds	$2,789	$—	$—	$—	$2,789
Investments:
US Treasury bonds	73,065	—	73,065	—	—

	$75,854	$—	$73,065	$—	$2,789

	JUNE 30, 2020
	(Unaudited)
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3	NOT SUBJECT TO LEVELING(1)
Assets:
Cash equivalents:
Money market funds	$16,333	$—	$—	$—	$16,333

	$16,333	$—	$—	$—	$16,333

(1)	Certain cash equivalents that are valued using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), the Company’s cash equivalents consisted of money market funds invested in US Treasury securities with original maturities of less than 90 days from the date of purchase.

The fair value of the Company’s investments, which consisted of US Treasury bonds as of December 31, 2018 and 2019 and June 30, 2020 (unaudited), were determined using Level 2 inputs. During the years ended December 31, 2018 and 2019 and the six months ended June 30, 2020 (unaudited), there were no transfers between Level 1, Level 2 and Level 3.

4. Investments

The fair value of available-for-sale investments by type of security was as follows (in thousands):

	DECEMBER 31, 2018
	AMORTIZED COST	GROSS UNREALIZED GAIN	GROSS UNREALIZED LOSS	FAIR VALUE
Investments:
US Treasury bonds	$70,780	$—	$(9)	$70,771

	$70,780	$—	$(9)	$70,771

	DECEMBER 31, 2019
	AMORTIZED COST	GROSS UNREALIZED GAIN	GROSS UNREALIZED LOSS	FAIR VALUE
Investments:
US Treasury bonds	$73,022	$43	$—	$73,065

	$73,022	$43	$—	$73,065

All of the Company’s holdings matured during the six months ended June 30, 2020 (unaudited). The Company did not hold any investments as of June 30, 2020 (unaudited).

Investments with original maturities of less than 90 days are included in cash and cash equivalents on the consolidated balance sheets and are not included in the table above. Investments with maturities of less than 12 months are considered current and those investments with maturities greater than 12 months are considered non-current. All of the Company’s investments held as of December 31, 2018 and 2019 and June 30, 2020 (unaudited) had original contractual maturities of less than 12 months.

The Company had 14 investments in an unrealized loss position as of December 31, 2018 with a fair value of $61.8 million. These investments were in a loss position for less than 12 months and the

Company considered the loss to be temporary in nature. Furthermore, the aggregate of individual unrealized losses as of December 31, 2018 was not significant. The Company had four investments in an unrealized loss position as of December 31, 2019 with a fair value of $18.0 million. These investments were in a loss position for less than 12 months and the Company considered the loss to be temporary in nature. Furthermore, the aggregate of individual unrealized losses as of December 31, 2019 was not significant.

The Company did not recognize any realized gains or losses for the year ended December 31, 2018 or 2019, or the six months ended June 30, 2019 or 2020 (unaudited).

5. Prepaids and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	DECEMBER 31,		JUNE 30,
	2018	2019	2020
			(Unaudited)
Receivable from landlord	$—	$5,910	$—
Manufacturing costs	1,418	2,596	11
Other prepaid expenses and other current assets	770	1,864	1,243

	$2,188	$10,370	$1,254

6. Property and equipment, net

Property and equipment, net, consisted of the following (in thousands):

	DECEMBER 31,		JUNE 30,
	2018	2019	2020
			(Unaudited)
Computer equipment and software	$93	$93	$159
Furniture and fixtures	197	253	1,253
Laboratory equipment	6,513	8,595	10,689
Leasehold improvements	2,403	2,431	19,081
Construction in progress	63	12,381	7,986

	9,269	23,753	39,168
Less: Accumulated depreciation and amortization	(3,355)	(6,127)	(8,097)

	$5,914	$17,626	$31,071

Depreciation and amortization expense related to property and equipment for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020 was $1.7 million, $2.8 million, $1.0 million (unaudited) and $2.0 million (unaudited), respectively.

7. Restricted cash

As of December 31, 2018, the Company had restricted cash of $0.4 million, held as a letter of credit issued by an FDIC-insured financial institution as a security deposit, as required under the Company’s 500 Technology Square lease agreement. As of December 31, 2019 and June 30, 2020 (unaudited), the Company had restricted cash of $4.5 million held as letters of credit issued by an FDIC-insured financial institution as security deposits, as required under the Company’s 500 Technology Square, 4 Hartwell Place and 35 CambridgePark Drive lease agreements. As of

December 31, 2019, the Company classified $0.4 million of restricted cash as a current asset on the consolidated balance sheet as the 500 Technology Square lease expired within 12 months from the date of the consolidated balance sheet. The balance remained classified as a current asset as of June 30, 2020 (unaudited) as the Company had not been released from its obligations under the letter of credit as of the date of the consolidated balance sheet. All other restricted cash was classified as a non-current asset because the associated lease terms expired more than 12 months from the respective consolidated balance sheet date.

8. Accrued expenses

Accrued expenses consisted of the following (in thousands):

	DECEMBER 31,		JUNE 30,
	2018	2019	2020
			(Unaudited)
Accrued employee compensation	$2,183	$4,128	$3,825
Accrued external research and development costs	702	7,118	1,878
Accrued professional services and consulting	989	608	1,054
Accrued facilities costs	—	3,709	1,317
Other accrued expenses	98	255	406

	$3,972	$15,818	$8,480

9. Leases

500 Technology Square

The Company leased building space at 500 Technology Square in Cambridge, Massachusetts. Under the terms of the lease, the Company leased approximately 19,823 square feet for $1.5 million per year in base rent, which was subject to a 2.5% annual rent increase plus certain operating expenses and taxes. The Company accounted for this lease as an operating lease. The lease commenced on December 28, 2016 and originally expired on December 31, 2021. On August 26, 2019, the Company signed a lease termination to accelerate the expiration date of the lease to February 28, 2020. Upon execution of the initial lease agreement, the Company provided a security deposit of $0.4 million which was held in the form of a letter of credit and was classified as current restricted cash on the consolidated balance sheet as of December 31, 2019 to reflect the lease termination within 12 months of the balance sheet date. The lease provided the Company with a tenant improvement allowance of $1.2 million, which was amortized as a reduction to rent expense over the remaining lease term. On the date of the agreement regarding the lease termination, amortization of all associated leasehold improvement assets was accelerated. The deferred rent and landlord incentive balances are reflected as current liabilities on the consolidated balance sheets as of December 31, 2019.

4 Hartwell Place

On March 5, 2019, the Company entered into a non-cancelable property lease for manufacturing space at 4 Hartwell Place in Lexington, Massachusetts. Under the terms of the lease, the Company leases approximately 18,707 square feet for $0.9 million per year in base rent, which is subject to a 3.0% annual rent increase during the initial lease term, plus certain operating expenses and taxes. The Company accounts for this lease as an operating lease. The lease term commenced in July 2019 and will end in December 2029. The Company has the option to extend the lease twice, each for a 5-year period, on the same terms and conditions as the current lease, subject to a change in base rent based on market rates. The Company intends to fully occupy the space in late-2020. Upon execution of the lease agreement, the Company provided a security deposit of $0.4 million which is held in the form of a letter of credit and is classified as non-current restricted cash on the consolidated balance sheets as of December 31, 2019 and June 30, 2020 (unaudited). The lease provides the Company with a tenant improvement allowance of up to $1.3 million, which is being amortized as a reduction to rent expense over the remaining lease term. As of June 30, 2020 (unaudited), the Company received $1.1 million of the tenant improvement allowance. Costs incurred related to the allowance are capitalized as leasehold improvements.

35 CambridgePark Drive

On March 22, 2019, the Company entered into a non-cancelable property lease for office and laboratory space at 35 CambridgePark Drive in Cambridge, Massachusetts. Under the terms of the lease, the Company leases approximately 68,258 square feet for $4.9 million per year in base rent, which is subject to a 3.0% annual rent increase during the initial lease term, plus certain operating expenses and taxes. The Company accounts for this lease as an operating lease. The lease term commenced upon execution of the lease on March 26, 2019 and is expected to end in November 2029. The Company has the option to extend the lease for a 10-year period on the same terms and conditions as the current lease, subject to a change in base rent based on market rates. The Company occupied the space in February 2020 as its new corporate headquarters. Upon execution of the lease agreement, the Company provided a security deposit of $3.7 million which is held in the form of a letter of credit and is classified as non-current restricted cash on the consolidated balance sheets as of December 31, 2019 and June 30, 2020 (unaudited). The lease provides the Company with a tenant improvement allowance of $12.3 million, subject to reduction for a 2% construction oversight fee due to the landlord, which is being amortized as a reduction to rent expense over the remaining lease term. As of June 30, 2020 (unaudited), the Company received $10.9 million of the tenant improvement allowance. Costs incurred related to the allowance are capitalized as leasehold improvements.

On April 27, 2020, the Company entered into a sublease for 23,280 square feet of its lease space at 35 CambridgePark Drive. Under the terms of the sublease, the sublessee is to pay the Company approximately $1.3 million per year, which is subject to a 3.0% annual rent increase, plus certain operating expenses. The Company remains jointly and severally liable under the head lease and accounts for the sublease as an operating lease. The lease term commenced on May 18, 2020 and is expected to end in May 2022. The sublessee has the option to extend the sublease for a one-year period on the same terms and conditions as the current sublease, subject to a change in base rent based on the greater of (i) an increase of 3% of the annual rent owed by the sublessee in year two, and (ii) market rent for the subleased premises. Upon execution of the sublease agreement, the sublessee provided the Company a security deposit of $0.3 million which is held in the form of a letter of credit. During the six months ended June 30, 2020 (unaudited), the Company recognized sublease income of $0.2 million presented in other income on the consolidated statement of operations and comprehensive loss.

The components of operating lease costs were as follows (in thousands):

SIX MONTHS ENDED JUNE 30, 2020
(UNAUDITED)
Operating lease costs	$2,421
Short-term lease costs	9
Variable lease costs	1,061

$3,491

Cash paid for amounts included in the measurement of operating lease liabilities for the six months ended June 30, 2020 (unaudited) totaled $3.1 million.

The weighted-average remaining lease term and discount rate used in calculating the Company’s operating lease liabilities as of June 30, 2020 were 9.4 years and 10.3% (unaudited), respectively.

Undiscounted cash flows used in calculating the Company’s operating lease liabilities and amounts to be received under the sublease at 35 CambridgePark Drive as of June 30, 2020 (unaudited) are as follows (in thousands):

YEAR ENDED DECEMBER 31,	OPERATING LEASE PAYMENTS	SUBLEASE RECEIPTS	NET OPERATING LEASE PAYMENTS
2020 (excluding the six months ended June 30, 2020)	$2,892	$625	$2,267
2021	5,945	1,273	4,672
2022	6,123	483	5,640
2023	6,307	—	6,307
2024	6,496	—	6,496
Thereafter	34,978	—	34,978

Total undiscounted cash flows	$62,741	$2,381	$60,360
Less: amounts representing interest	$(24,744)

Present value of lease liabilities	$37,997

Prior to the adoption of ASC 842, future minimum lease payments under non-cancelable operating leases as of December 31, 2019 were as follows (in thousands):

YEAR ENDED DECEMBER 31,	TOTAL
2020	$6,030
2021	5,945
2022	6,123
2023	6,307
2024	6,496
Thereafter	34,978

$65,879

The Company recognized rent expense of $1.2 million, and $5.2 million for the years ended December 31, 2018 and 2019, respectively, and $2.0 million (unaudited) and $2.4 million (unaudited) for the six months ended June 30, 2019 and 2020, respectively.

10. Commitments and contingencies

Purchase commitments

Under the Company’s Sponsored Research Agreement with the University of Texas MD Anderson Cancer Center (MDACC), as amended (the MDACC Research Agreement), the Company was obligated to pay fixed quarterly cash payments to MDACC over the term of the agreement, set to expire pursuant to its initially amended terms in February 2021. On September 25, 2019, the Company signed the Third Amendment to the MDACC Research Agreement which modified the termination date to December 31, 2019. Under the terms of the agreement, the Company paid MDACC a fixed amount in cash to fund the direct expenses of procurement of research and development resources, including equipment, materials and personnel, plus an additional 25% overhead charge on such fixed direct expenses, also payable in cash, until the date of termination. As of December 31, 2019, the Company accrued $1.2 million related to services provided in 2019 for the final cash payment obligations under this agreement.

The Company was also obligated to make additional quarterly payments pursuant to the MDACC Research Agreement, payable in the form of a fixed number of the Company’s Series B redeemable convertible preferred stock throughout the remainder of the agreement.

The Company also has a license agreement with MDACC under which the Company is obligated to pay milestone payments upon the achievement of development and regulatory milestones and payments upon the execution of sublicenses for qualifying products, in addition to potential royalty payments on commercial products.

Additionally, the Company has a license agreement with Kayla Therapeutics S.A.S. (Kayla) under which the Company is obligated to pay milestone payments upon the achievement of clinical and regulatory milestones and payments upon execution of sublicenses, in addition to potential royalty payments on commercial products. The first eligible milestone, for which the Company will be obligated to make a nonrefundable payment to Kayla of $15.0 million in cash and $5.3 million in common stock, will occur upon the first dosing of a licensed product, which the Company expects will be exoSTING, to the first subject in a Phase 1/2 clinical trial.

Purchase orders

The Company has agreements with third parties for various services, including services related to preclinical operations and support, for which the Company is not contractually able to terminate for convenience to avoid future obligations to the vendors. Certain agreements provide for termination rights subject to termination fees or wind down costs. Under such agreements, the Company is contractually obligated to make certain payments to vendors, primarily to reimburse them for their unrecoverable outlays incurred prior to cancelation. The actual amounts the Company could pay in the future to the vendors under such agreements may differ from the purchase order amounts due to cancellation provisions.

Indemnification agreements

The Company enters into standard indemnification agreements and/or indemnification sections in other agreements in the ordinary course of business. Pursuant to the agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the Company’s business partners. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. The Company does not believe that the outcome of any existing claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it had not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2018 or 2019 or June 30, 2020 (unaudited).

Legal proceedings

The Company is not currently party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of FASB ASC Topic 450, Contingencies. The Company expenses as incurred the costs related to its legal proceedings.

11. Indebtedness

On September 30, 2019 (the Closing Date), the Company entered into a Loan and Security Agreement (the Loan Agreement) with Hercules pursuant to which a term loan in an aggregate principal amount of up to $75.0 million (the Term Loan Facility) is available to the Company in four tranches, subject to certain terms and conditions. The first tranche of $10.0 million was advanced to the Company on the Closing Date and an additional $15.0 million under the first tranche was drawn down on July 24, 2020. Upon satisfaction of certain liquidity and clinical milestones, the second tranche is available under the Term Loan Facility, which allows the Company to borrow an additional amount up to $10.0 million through March 31, 2021. Upon satisfaction of certain additional clinical milestones, the third tranche is available under the Term Loan Facility, which allows the Company to borrow an additional amount up to $10.0 million through June 30, 2021. The fourth tranche, which allows the Company to borrow an additional amount up to $30.0 million, will be available upon Hercules’ approval on or prior to December 15, 2021.

Advances under the Term Loan Facility will bear interest at a rate equal to the greater of (i) 9.00% plus the Prime Rate (as reported in The Wall Street Journal) less 5.25%, and (ii) 9.00%. The Company will make interest only payments through April 1, 2022. The interest only period may be extended to November 1, 2022 upon satisfaction of certain milestones. Following the interest only period, the Company will repay the principal balance and interest of the advances in equal monthly installments through October 1, 2024.

The Company may prepay advances under the Loan Agreement, in whole or in part, at any time subject to a prepayment charge (Prepayment Premium) equal to: (a) 2.0% of amounts so prepaid, if such prepayment occurs during the first year following the Closing Date; (b) 1.5% of the amount so prepaid, if such prepayment occurs during the second year following the Closing Date, and (c) 1.0% of the amount so prepaid, if such prepayment occurs after the second year following the Closing Date.

Upon prepayment or repayment of all or any of the term loans under the Term Loan Facility, the Company will pay (in addition to any Prepayment Premium) an end of term charge of 5.5% of the aggregate funded amount under the Term Loan Facility. With respect to the first tranche, an end of term charge of $0.6 million will be payable upon any prepayment or repayment. To the extent that the Company is provided additional advances under the Term Loan Facility, the 5.5% end of term charge will be applied to any such additional amounts.

The Term Loan Facility is secured by a lien on substantially all of the Company’s assets, other than the Company’s intellectual property. The Company has agreed to not pledge or grant a security interest on the Company’s intellectual property to any third party. The Term Loan Facility also contains customary covenants and representations, including a liquidity covenant, whereby the Company is obligated to maintain in an account covered by Hercules’ account control agreement an amount equal to the lessor of: (i) 110% of the amount of the Company’s obligations under the Term Loan Facility or (ii) the Company’s then existing cash and cash equivalents;, financial reporting covenant and limitations on dividends, indebtedness, collateral, investments, distributions, transfers, mergers or acquisitions, taxes, corporate changes, deposit accounts, and subsidiaries.

Upon issuance, the first tranche was recorded as a liability with an initial carrying value of $9.5 million, net of debt issuance costs. The initial carrying value will be accreted to the repayment amount, which includes the outstanding principal plus the end of term charge, through interest expense using the effective interest rate method over the term of the loan. As of December 31, 2019 and June 30, 2020 (unaudited), the carrying value of the term loan is $9.6 million and $9.7 million, respectively, which is classified as a non-current liability on the Company’s consolidated balance sheet.

The events of default under the Loan Agreement include, without limitation, and subject to customary grace periods, the following: (i) any failure by the Company to make any payments of principal or interest under the Loan Agreement, (ii) any breach or default in the performance of any covenant under the Loan Agreement, (iii) the occurrence of a material adverse effect, (iv) any making of false or misleading representations or warranties in any material respect, (v) the Company’s insolvency or bankruptcy, (vi) certain attachments or judgments on the assets of the Company or (vii) the occurrence of any material default under certain agreements or obligations of the Company’s involving indebtedness. If an event of default occurs, Hercules is entitled to take enforcement action, including acceleration of amounts due under the Loan Agreement.

The future principal payments under the Loan Agreement are as follows as of December 31, 2019 (in thousands):

YEAR ENDED DECEMBER 31,	PRINCIPAL
2020	$—
2021	—
2022	2,442
2023	3,955
2024	3,603

$10,000

During the year ended December 31, 2019 and six months ended June 30, 2020 (unaudited), the Company recognized $0.3 million and $0.6 million of interest expense related to the Loan Agreement, respectively, which is reflected in interest expense on the consolidated statements of operations and comprehensive loss. The Company did not recognize interest expense during the six months ended June 30, 2019 (unaudited).

12. Common stock

As of December 31, 2018 and 2019, the Company’s Third Amended and Restated Certificate of Incorporation (the Certificate of Incorporation) authorized the Company to issue 120,000,000 shares of $0.0001 par value common stock. As of June 30, 2020, an amendment to the Company’s Third Amended and Restated Certificate of Incorporation Certificate of Incorporation (the Amended Certificate of Incorporation) authorized the Company to issue 150,000,000 shares of $0.0001 par value common stock (unaudited).

Rights, preferences and privileges

The voting, dividend and liquidation rights of the holders of shares of common stock are subject to and qualified by the rights, powers and preferences of the holders of shares of the Company’s redeemable convertible preferred stock. The rights, preferences and privileges of the Company’s common stock are as follows:

Voting

The holders of shares of common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of the Company’s stockholders.

Dividends

The holders of shares of common stock are not entitled to receive dividends.

Liquidation

After the payment of all preferential amounts required to be paid to the holders of shares of the Company’s redeemable convertible preferred stock, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of the shares of common stock, pro rata based on the number of shares held by each such holder.

Shares reserved

The Company had the following shares of common stock reserved for future issuance:

	DECEMBER 31,		JUNE 30,
	2018	2019	2020
			(Unaudited)
Series A redeemable convertible preferred stock	33,200,000	33,200,000	33,200,000
Series B redeemable convertible preferred stock	20,479,162	20,520,828	20,583,328
Series C redeemable convertible preferred stock	20,204,079	20,204,079	20,204,079
Common stock reserved for exercises of outstanding stock options issued under the 2015 Stock Option and Grant Plan, as amended	22,544,061	33,238,029	32,927,075
Common stock reserved for issuances under the 2015 Stock Option and Grant Plan, as amended	2,354,392	568,064	4,771,021

	98,781,694	107,731,000	111,685,503

13. Redeemable convertible preferred stock

As of December 31, 2018 and 2019, the Certificate of Incorporation, and as of June 30, 2020, the Amended Certificate of Incorporation, authorized the Company to issue 74,804,100 shares of $0.0001 par value redeemable convertible preferred stock, of which 33,200,000 shares have been designated as Series A (the Series A Preferred Stock), 21,400,000 shares have been designated as Series B (the Series B Preferred Stock), and 20,204,100 shares have been designated as Series C (the Series C Preferred Stock) (collectively, the Redeemable Convertible Preferred Stock).

The Company assessed each series of Redeemable Convertible Preferred Stock for any embedded derivatives. The Company determined that each series of Redeemable Convertible Preferred Stock represented an equity host under FASB ASC Topic 815, Derivatives and Hedging (ASC 815). The Company’s analysis was based on a consideration of all stated and implied substantive terms and features of each hybrid financial instrument and weighing those terms and features on the basis of the relevant facts and circumstances. None of the embedded features in the Redeemable Convertible Preferred Stock require bifurcation because either they are considered to be clearly and closely related to the preferred equity host, or they do not meet the net settlement characteristic of a derivative.

The Company accounts for potentially beneficial conversion features under FASB ASC Topic 470-20, Debt with Conversion and Other Options (ASC 470-20). At the time of the issuance of the Redeemable Convertible Preferred Stock, the Company’s common stock into which each series of the Company’s Redeemable Convertible Preferred Stock is convertible had an estimated fair value less than the effective conversion price of the Redeemable Convertible Preferred Stock. Therefore, there was no intrinsic value on the respective commitment dates. As such, the Company concluded there are no beneficial conversion features associated with the Redeemable Convertible Preferred Stock.

In accordance with the guidance in FASB ASC Topic 480, Distinguishing Liabilities from Equity (ASC 480), the Company’s Redeemable Convertible Preferred Stock is classified outside of stockholders’ deficit because the shares contain redemption features that are not solely within the control of the Company. Pursuant to the guidance in ASC 480, the Company has recorded the shares upon issuance at their fair value or original issuance price less issuance costs, as stipulated by their terms, and has elected to recognize changes in redemption value immediately as they occur through adjustments to the carrying amounts of the instruments at the end of each reporting period. The Company will record accretion to the carrying value of the Redeemable Convertible Preferred Stock to equal redemption value at the end of each reporting period unless the carrying value exceeds the redemption value at such date. In the case of the Series A Preferred Stock, as of December 31, 2018, the carrying value exceeded the redemption value; therefore, no accretion of dividends was recorded.

The Company’s Redeemable Convertible Preferred Stock consisted of the following (in thousands, except share amounts):

		AS OF DECEMBER 31, 2018
	PREFERRED SHARES AUTHORIZED	PREFERRED SHARES ISSUED AND OUTSTANDING	CARRYING VALUE	REDEMPTION VALUE	LIQUIDATION PREFERENCE	COMMON STOCK ISSUABLE UPON CONVERSION
Series A	33,200,000	33,200,000	$41,738	$41,513	$41,513	33,200,000
Series B	21,400,000	20,479,162	75,900	75,827	75,827	20,479,162
Series C	20,204,100	20,204,079	83,385	83,385	83,385	20,204,079

	74,804,100	73,883,241	$201,023	$200,725	$200,725	73,883,241

		AS OF DECEMBER 31, 2019
	PREFERRED SHARES AUTHORIZED	PREFERRED SHARES ISSUED AND OUTSTANDING	CARRYING VALUE	REDEMPTION VALUE	LIQUIDATION PREFERENCE	COMMON STOCK ISSUABLE UPON CONVERSION
Series A	33,200,000	33,200,000	$44,169	$44,169	$44,169	33,200,000
Series B	21,400,000	20,520,828	81,108	80,874	80,874	20,520,828
Series C	20,204,100	20,204,079	89,507	89,507	89,507	20,204,079

	74,804,100	73,924,907	$214,784	$214,550	$214,550	73,924,907

		AS OF JUNE 30, 2020
		(Unaudited)
	PREFERRED SHARES AUTHORIZED	PREFERRED SHARES ISSUED AND OUTSTANDING	CARRYING VALUE	REDEMPTION VALUE	LIQUIDATION PREFERENCE	COMMON STOCK ISSUABLE UPON CONVERSION
Series A	33,200,000	33,200,000	$45,493	$45,493	$45,493	33,200,000
Series B	21,400,000	20,583,328	83,524	83,524	83,524	20,583,328
Series C	20,204,100	20,204,079	92,559	92,559	92,559	20,204,079

	74,804,100	73,987,407	$221,576	$221,576	$221,576	73,987,407

Rights, preferences and privileges

The rights, preferences and privileges of the Redeemable Convertible Preferred Stock are as follows:

Voting

On any matter presented to the stockholders for their action or consideration, each holder of outstanding shares of Redeemable Convertible Preferred Stock is entitled to cast the number of votes equal to the number of shares of the Company’s common stock into which the shares of Redeemable Convertible Preferred Stock are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise provided, holders of the Company’s Redeemable Convertible Preferred Stock will vote together with the holders of the Company’s common stock as a single class. The holders of the Company’s Redeemable Convertible Preferred Stock, exclusively and as a single class on an as-converted basis, are entitled to elect two members of the Company’s board of directors.

A vote constituting 60% of the outstanding shares of Redeemable Convertible Preferred Stock, voting as a single class on an as-converted basis, is required to liquidate or dissolve the Company, effect a merger, amend the Amended Certificate of Incorporation or By-Laws, create shares that would rank senior to or authorize additional shares of Redeemable Convertible Preferred Stock, reclassify or alter any of the existing securities of the Company, authorize or issue any debt security of $1.0 million or more, change the amount of capital stock held in any direct or indirect subsidiary, declare a dividend or make a distribution (except for a dividend or distribution on Redeemable Convertible Preferred Stock), or change the authorized number of directors constituting the Company’s board of directors.

Dividends

The holders of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock are entitled to receive dividends at a rate per annum of $0.08, $0.24, and $0.303 per share, respectively, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Redeemable Convertible Preferred Stock (the Accruing Dividends). Dividends accrue from day to day, whether or not declared, and are cumulative, although the Accruing Dividends are payable only when, as, and if declared by the board of directors. Additionally, Accruing Dividends are payable upon liquidation, dissolution, or winding up of the Company, or a Deemed Liquidation Event (as defined in the Amended Certificate of Incorporation) and upon redemption, whether or not declared. As of June 30, 2020, no dividends have been declared or paid by the Company since its inception (unaudited). The Company’s cumulative dividends on its Redeemable Convertible Preferred Stock were as follows (in thousands):

	AS OF DECEMBER 31,		AS OF JUNE 30,
	2018	2019	2020
			(Unaudited)
Series A	$8,313	$10,969	$12,293
Series B	14,389	19,312	21,774
Series C	6,860	12,982	16,034

	$29,562	$43,263	$50,101

No dividends may be declared, paid or set aside to any other class or series of capital stock unless, in addition to obtaining any consents otherwise required by the Amended Certificate of Incorporation, the holders of the Redeemable Convertible Preferred Stock first receive a dividend on each outstanding share in an amount at least equal to the sum of: (i) all accrued and unpaid dividends and (ii) in the case of a dividend being distributed to common stock or any class or series that is convertible into common stock, the equivalent dividend on an as-converted basis or (iii) in the case of a dividend being distributed on a series or class not convertible into common stock, an additional dividend equal to a dividend rate on each series of Redeemable Convertible Preferred Stock calculated based on the respective original issue price of $1.00 per share for the Series A Preferred Stock, $3.00 per share for the Series B Preferred Stock and $3.7876 per share for the Series C Preferred Stock (collectively, the Original Issue Price).

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or upon the occurrence of a Deemed Liquidation Event, as defined in the Amended Certificate of Incorporation, the holders of shares of Redeemable Convertible Preferred Stock then outstanding are entitled, on a pari passu basis, to be paid out of the assets of the Company available for distribution to stockholders before any payment is made to the holders of common stock, an amount per share equal to the greater of: (i) the applicable Original Issue Price for such series, plus any dividends accrued but unpaid thereon whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) the amount per share as would have been payable in respect of each share of the Redeemable Convertible Preferred Stock, had each such share been converted into common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. In the event the assets of the Company available for distribution to stockholders are insufficient to pay the holders of shares of Redeemable Convertible Preferred Stock the full amount to which they are entitled, the holders of shares of Redeemable Convertible Preferred Stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable if it were paid in full.

Conversion

Each share of Redeemable Convertible Preferred Stock is convertible at the option of the holder, at any time, and without the payment of additional consideration by the holder, into the number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable Original Issue Price for such shares, by the applicable conversion price. The applicable conversion prices are initially equal to $1.00 per share for Series A Preferred Stock, $3.00 per share for Series B Preferred Stock, and $3.7876 per share for Series C Preferred Stock, each subject to appropriate adjustment related to certain dilutive events in the event of any stock dividend, stock split, combination or other similar recapitalization and other adjustments as set forth in the Company’s Amended Certificate of Incorporation, including adjustments for issuances of common stock at a per share price less than the applicable conversion price of the Redeemable Convertible Preferred Stock.

Each share of Redeemable Convertible Preferred Stock will be automatically converted into shares of the Company’s common stock at the applicable conversion ratio then in effect upon either: (i) the closing of the sale of shares of the Company’s common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement, resulting in at least $75.0 million of gross proceeds, or (ii) the vote or written consent of at least 60% of the holders of the Redeemable Convertible Preferred Stock, voting as a single class.

Redemption

The shares of Redeemable Convertible Preferred Stock will be redeemed by the Company at a price equal to the applicable Original Issue Price per share, plus any Accruing Dividends accrued but unpaid thereon (whether or not declared), together with any other dividends declared but unpaid thereon, in three annual installments commencing not more than 60 days after the written election of at least 60% of the holders of the Redeemable Convertible Preferred Stock, voting as a single class, on or after November 17, 2022.

14. Stock-based compensation

Stock plans

On November 12, 2015, the Company’s board of directors adopted the 2015 Stock Option and Grant Plan, as amended on June 8, 2016 (the 2015 Plan). The 2015 Plan allows the Company to grant incentive stock options, non-qualified stock options, restricted stock units and restricted stock awards to the Company’s employees, members of the board of directors, and consultants. The 2015 Plan is administered by the board of directors, who has the power and authority to determine the terms of grants, provided that generally the exercise price per share of stock options granted may not be less than 100% of the fair market value of a share of the Company’s common stock on the date of grant and the term of stock options granted may not exceed ten years.

The number of shares initially reserved for issuance under the 2015 Plan was 8,400,000 shares. Through December 31, 2019, the board of directors authorized an aggregate increase of 26,100,000 shares reserved for issuance under the 2015 Plan for a total number of shares reserved for issuance of 34,500,000. In January 2020 and June 2020 (unaudited), the Company’s board of directors approved increases to the number of shares reserved for issuance by 1,500,000 and 2,500,000, respectively (unaudited). Accordingly, the total number of shares of common stock reserved for issuance under the 2015 Plan as of June 30, 2020, was 38,500,000 (unaudited). As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), there were 2,354,392, 568,064 and 4,771,021 shares (unaudited), respectively, available for future issuance under the 2015 Plan.

As of June 30, 2020, the Company has granted service-based awards, which vest over a defined period of service, and performance-based and market-based awards, which vest upon the achievement of defined conditions. Service-based awards generally vest over a four-year period, with the first 25% vesting following twelve months of continued employment or service, and the remainder vesting in twelve quarterly installments over the following three years. In 2016, 2018 and 2019, the Company granted stock option awards to certain employees with terms that allow for vesting upon the achievement of performance conditions specific to the Company’s corporate goals, including but not limited to certain research, business development and liquidity milestones. Also in 2018, the Company granted a stock option award to a non-employee with service conditions that provide for accelerated vesting upon the consummation of an initial public offering. Additionally, in 2016 the Company granted stock option awards to an executive with terms that provide for vesting upon the achievement of both performance and market conditions, as the awards vest upon the occurrence of certain events, including the consummation of an initial public offering, and market conditions subject to a specified return to certain of the Company’s investors. This award was modified in 2019 to a service-based award.

The Company’s stock options expire after approximately ten years from the date of grant. As of June 30, 2020 (unaudited), the Company does not hold any treasury shares. Upon stock option exercise, the Company issues new shares and delivers them to the participant.

Stock options

The following table summarizes the Company’s stock option activity:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM	AGGREGATE INTRINSIC VALUE (1)
			(In years)	(In thousands)
Outstanding as of December 31, 2018	22,544,061	$0.83	8.25	$19,594
Granted	13,618,598	1.31
Exercised	(592,360)	0.44
Forfeited	(2,332,270)	1.26

Outstanding as of December 31, 2019	33,238,029	$0.99	8.03	$10,515

Granted (unaudited)	1,670,500	1.31
Exercised (unaudited)	(107,997)	0.97
Forfeited (unaudited)	(1,873,457)	1.25

Outstanding as of June 30, 2020 (unaudited)	32,927,075	$0.99	7.59	$31,776

Exercisable as of December 31, 2019	13,178,887	$0.66	6.83	$8,569
Vested and expected to vest as of December 31, 2019	32,663,029	$0.99	8.01	$10,448
Exercisable as of June 30, 2020 (unaudited)	16,699,667	$0.78	6.74	$19,720
Vested and expected to vest as of June 30, 2020 (unaudited)	32,352,075	$0.99	7.57	$31,336

(1)

Aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the fair value of common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock as of December 31, 2018 and 2019 and June 30, 2020.

The weighted average grant date fair value per share of options granted during the years ended December 31, 2018 and 2019 and the six months ended June 30, 2020 was $0.86, $1.18 and $0.81 (unaudited), respectively.

The aggregate intrinsic value of stock options exercised during the year ended December 31, 2018 and 2019 was $0.1 million and $1.0 million, respectively. The aggregate intrinsic value of stock options exercised during the six months ended June 30, 2020 was less than $0.1 million (unaudited), respectively.

Stock option valuation

Service-based awards

The key assumptions used in the Black-Scholes option pricing model on the date of grant for options with service-based vesting conditions granted to employees and directors prior to the adoption of ASU 2018-07 on January 1, 2019, and to employees, directors and non-employees following the adoption of ASU 2018-07, were as follows, presented on a weighted average basis:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(Unaudited)	(Unaudited)
Risk-free interest rate	2.79%	2.22%	2.52%	1.38%
Expected term (in years)	6.25	6.25	6.25	6.25
Expected volatility	68.48%	67.57%	67.73%	67.17%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Fair value per share of common stock	$1.34	$1.89	$2.30	$1.31

The key assumptions used in the Black-Scholes option pricing model on the date of grant for options granted to non-employees prior to the adoption of ASU 2018-07 on January 1, 2019 with service-based vesting conditions were as follows, presented on a weighted average basis:

YEAR ENDED DECEMBER 31, 2018
Risk-free interest rate	2.75%
Expected term (in years)	10.00
Expected volatility	68.73%
Expected dividend yield	0.00%
Fair value per share of common stock	$1.30

As of the adoption of ASU 2018-07 on January 1, 2019, the Company values non-employee service-based options consistent with employee service-based options due to the alignment of their accounting under ASC 718.

Performance-based awards

The key assumptions used in the Black-Scholes option pricing model on the date of grant for performance-based awards granted to employees were as follows, presented on a weighted average basis:

	YEAR ENDED DECEMBER 31, 2018	YEAR ENDED DECEMBER 31, 2019
Risk-free interest rate	2.74%	1.89%
Expected term (in years)	5.26	6.25
Expected volatility	68.21%	67.45%
Expected dividend yield	0.00%	0.00%
Fair value per share of common stock	$1.30	$1.31

The Company did not grant any performance-based awards during the six months ended June 30, 2019 or 2020 (unaudited).

Market-based awards

In 2016, the Company granted stock options to an executive with both performance and market conditions. The weighted-average grant date fair value per share of such awards using a Monte Carlo simulation approach was up to $0.27. These options were modified during 2019, to replace the respective market conditions and performance-based vesting conditions, with service-based vesting conditions. The modification was a Type III modification, and the Company will recognize compensation expense beginning on the modification date over the requisite service period of the modified award.

Award repricing

On July 1, 2019, the board of directors determined the fair value of our common stock to be $1.31 per share following the withdrawal of the Company’s attempted IPO. The $1.31 per share fair value represents a decrease in the fair value of the Company’s common stock from the immediately preceding fair value of common stock approved by the board of directors of $3.11 per share as of April 3, 2019, due to the change in the Company’s estimate of the probability of an IPO scenario. On July 24, 2019, the board of directors approved a repricing of options previously granted at an exercise price greater than the current fair value of $1.31 per share such that the exercise price of the modified awards equals $1.31 per share. The repriced options included stock options to purchase a total of 8,514,098 shares of common stock issued from December 2018 through April 2019. The repriced awards were all unvested as of the modification date and none of the vesting terms were modified.

The key assumptions used in the Black-Scholes option pricing model on the date of repricing for the affected options were as follows, presented on a weighted average basis:

YEAR ENDED DECEMBER 31, 2019
Risk-free interest rate	1.86%
Expected term (in years)	5.79
Expected volatility	66.56%
Expected dividend yield	0.00%
Fair value per share of common stock	$1.31

The modification of these awards was treated as an exchange of the original award for a new award, incurring additional compensation cost for any incremental value. The incremental compensation cost was measured as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified. The total incremental expense related to the repricing for all awards was $1.2 million. Each modified award was valued on the modification date of July 24, 2019, and the Company will recognize the unamortized compensation expense related to the original award plus the incremental compensation expense of the modified award over the remaining requisite service period.

Restricted stock

In 2015, the Company issued an aggregate of 10,000,000 shares of Class A Common Stock to two of its non-employee founders outside of the 2015 Plan for their services as consultants to the Company. The awards were granted pursuant to separate restricted stock agreements, at a purchase price of $0.0001 per share and weighted-average grant date fair value of $0.42 per share. The shares of Class A Common Stock underlying the awards converted into 10,000,000 shares of common stock on November 17, 2017. Upon issuance, 25% of the shares vested immediately, and the remaining shares vested in equal monthly installments over a three-year period. The shares were issued under the terms of their respective restricted stock agreements and were subject to repurchase by the Company upon the holder’s termination of their service relationship with the Company. The common stock held by the founders have the same rights of the Company’s other outstanding shares of common stock. All unvested shares were held in escrow by the Company, including all dividends and any other distributions declared on the shares, until the shares vested. The restricted common stock was subject to the Company’s right to repurchase at the original purchase price per share until vested. All shares were vested at December 31, 2018.

The aggregate fair value of restricted shares that vested during the year ended December 31, 2018 was $2.2 million based on the estimated fair value of the underlying stock on the day of vesting. There was no restricted stock activity for the year ended December 31, 2019 or the six months ended June 30, 2019 and 2020 (unaudited).

Stock-based compensation expense

The following table presents the components and classification of stock-based compensation expense (in thousands):

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(Unaudited)	(Unaudited)
Research and development	$4,035	$3,845	$1,232	$1,821
General and administrative	1,326	3,400	1,302	1,320

	$5,361	$7,245	$2,534	$3,141

Stock options	$3,040	$7,245	$2,534	$3,141
Restricted stock	2,321	—	—	—

	$5,361	$7,245	$2,534	$3,141

Employee	$2,081	$5,947	$1,951	$2,879
Non-employee	3,280	1,298	583	262

	$5,361	$7,245	$2,534	$3,141

The Company recognized expense of $0.3 million during the year ended December 31, 2018 related to performance awards that vested upon achievement of their underlying performance condition. The Company did not recognize expense related to performance awards during the year ended December 31, 2019 or the six months ended June 30, 2019 or 2020 (unaudited).

As of June 30, 2020 (unaudited), excluding awards with performance conditions, the total unrecognized compensation expense related to the Company’s option awards was $14.2 million, which the Company expects to recognize over a weighted-average period of approximately 2.65 years (unaudited). This amount includes the total unrecognized compensation expense for all awards repriced during 2019, including both the unamortized compensation expense related to the original awards plus the incremental compensation expense of the modified award. As the Company’s restricted stock awards were fully vested as of December 31, 2018, there was no remaining unrecognized compensation expense for these awards as of June 30, 2020 (unaudited).

15. Collaboration agreements

Jazz collaboration and license agreement

Agreement summary

On January 2, 2019, the Company entered into a Collaboration and License Agreement (the Jazz Collaboration Agreement) with Jazz Pharmaceuticals Ireland Limited (Jazz) focused on the research, development and commercialization of exosome therapeutics to treat cancer. The Company granted Jazz an exclusive, worldwide, sublicensable, royalty-bearing license to develop, manufacture and commercialize therapeutic candidates directed at up to five oncogene targets (each, a Development and Commercialization License) to be developed using the Company’s engEx Platform for exosome therapeutics. The targets, which include NRAS and STAT3, have been validated in hematological malignancies and solid tumors but generally have been undruggable with current modalities.

Four of the targets were identified at the inception of the collaboration (the Initial Collaboration Targets) and Jazz has the option to select a fifth target in accordance with the terms of the Jazz Collaboration Agreement (an Additional Target). Jazz will also have the option to nominate an additional target (a Replacement Target) if two of the Initial Collaboration Targets fail prior to acceptance of an Investigational New Drug application (IND). As set forth in the Jazz Collaboration Agreement, early development will also include different engineered exosomes directed to the same target (each, a Backup Candidate).

Under the terms of the Jazz Collaboration Agreement, the Company is responsible for the initial development of therapeutic candidates directed at all five targets as well as the costs associated with such development activities. In addition, the Company is responsible for development costs up to and including IND acceptance, and certain development costs of the Phase 1, Phase 1/2 and Phase 2 clinical trials for each of the first two therapeutic candidates to commence clinical trials.

Following the conclusion of the applicable clinical trials for the first two candidates, and for the remaining three candidates, Jazz will be responsible for the further development and associated costs of the therapeutic candidates, including all Phase 3 and any Phase 4 clinical trials, potential regulatory submissions and commercialization for each product at its sole cost and expense. The Company has the option to participate in co-commercialization and cost/profit-sharing in the US and Canada on up to two products, subject to a one-time veto right by Jazz (which exercise of such veto may result in an additional $20.0 million milestone payment to the Company related to regulatory approval of the product). Should the Company choose to exercise this option, the Company and Jazz will equally split most of the remaining development costs and the net profits or losses in the US and Canada, while the Company would receive milestones and royalties for sales in other parts of the world. In the event that the Company does not exercise its option, the Company will receive milestones and royalties based upon sales worldwide.

As part of the Jazz Collaboration Agreement, Jazz has paid the Company an up-front payment of $56.0 million. The Company is eligible to receive up to $20.0 million in preclinical development milestone payments, the first of which is for $10.0 million and will be due from Jazz upon the second initiation of IND-enabling toxicology studies for a Collaboration Target. The Company is also eligible to receive milestone payments totaling up to $200.0 million per product based on IND acceptance, clinical and regulatory milestones, including approvals in the US, the EU and Japan, and sales milestones. In addition, the Company will receive tiered royalties on net sales of each approved product, with percentages ranging from mid-single digits in the lowest tier to high teens in the highest tier, excluding such net sales in the US and Canada if the Company has exercised its option to co-commercialize the related product. The milestone and royalty payments are each subject to reduction under certain specified conditions set forth in the Jazz Collaboration Agreement, provided, however, that in the case of a termination with respect to a licensed compound that is development candidate, Jazz will maintain its obligation to reimburse the Company for certain development costs.

Either party can terminate the agreement with respect to a region and a target upon the other party’s material breach relating to such region and target, subject to specified notice and cure provisions. Jazz also has the right to terminate the agreement in its entirety or in part (with respect to a particular collaboration target, research program, licensed compound or product, region or, in some cases, country) for convenience at any time upon 180 days’ written notice or for safety reasons immediately upon notice, provided, however, that in the case of a termination for convenience with respect to a licensed compound that is a development candidate, Jazz will maintain its obligation to reimburse the Company for certain development costs.

Absent early termination, the term of the Jazz Collaboration Agreement will continue on a country-by-country basis and licensed product-by-licensed product basis, until the expiration of the royalty payment obligations for the country and the licensed product (or, in the case of a shared territory for an optioned product, will continue for so long as such optioned product is being sold by Jazz or its affiliates or sublicensees in the shared territory). Any expiration or termination of the Collaboration Agreement does not affect the rights and obligations of the parties that accrued prior to the expiration or termination date. Upon termination of the Collaboration Agreement, all licenses granted by the Company to Jazz will immediately terminate.

Accounting analysis

The Company evaluated the Collaboration Agreement in accordance with the provisions of ASC 606. The Company concluded that the contract counterparty is a customer in the arrangement. The Company’s obligations under the collaboration arrangement comprise the following substantive promises:

•	Development and Commercialization Licenses for each of the Initial Collaboration Targets (each, a Development and Commercialization License Promise)

•

Research services related to the conduct of the applicable work plan, which provides a framework for the applicable research activities, performed on a target-by-target basis, pursuant to a program aimed at identifying and evaluating exosome therapeutics directed to the individual targets (each such program for research activities, a Research Program) and sets forth the specific activities to be undertaken over the course of such Research Program, including the associated objectives and timelines therefor (each, a Work Plan) for each of the four Initial Collaboration Targets that are the subject of the collaboration (each, a Research Services Promise)

•

Preclinical and clinical services related to the completion of the Early Development Plans (as defined below) for each of the four Initial Collaboration Targets that are the subject of the collaboration (each, a Development Services Promise)

•

Material right associated with Jazz’s ability to obtain either: (i) a Development and Commercialization License, research services pursuant to an associated Work Plan, and preclinical and clinical services pursuant to an associated plan that describes the preclinical studies, manufacturing process development, and clinical development to be performed with respect to an applicable product candidate that the parties determine is suitable for IND-enabling studies (each such product candidate, a Development Candidate) and the associated timelines, budget and resource allocation therefore (each, an Early Development Plan) for an Additional Target or (ii) research services pursuant to an associated Work Plan and preclinical and clinical services pursuant to an associated Early Development Plan for an additional Research Program for one of the Initial Collaboration Targets (an Additional Research Program, and such material right, the Program Material Right Promise)

•

Material right associated with Jazz’s ability to obtain a Development and Commercialization License, research services pursuant to an associated Work Plan and preclinical and clinical services pursuant to an associated Early Development Plan for a Replacement Target (the Replacement Target Material Right Promise)

•	Material rights associated with Jazz’s ability to obtain services with respect to non-GLP toxicology studies for two Backup Candidates (each a Backup Candidate Material Right Promise)

For purposes of evaluating the Collaboration Agreement in accordance with ASC 606, the Company has determined that the ability for Jazz to either nominate an Additional Target or request an

Additional Research Program represents a material right because the pricing inherent in such option provides the customer with a discount that is incremental to the range of discounts that would otherwise be granted for the related goods and services to comparable customers. More specifically, the Development and Commercialization License and associated research services under the related Work Plan that would be provided pursuant to Jazz’s option to include an Additional Target within the scope of the arrangement would be provided at no additional cost to Jazz. Similarly, the research services under a Work Plan that would be provided upon an exercise of Jazz’s option to request an Additional Research Program would be provided at no additional cost to Jazz. Additionally, the Company has determined that the ability for Jazz to elect a Replacement Target represents a material right because the pricing inherent in such option provides the customer with a discount that is incremental to the range of discounts that would otherwise be granted for the related goods and services to comparable customers. Consistent with an Additional Target, to the extent Jazz requests that a Replacement Target be included within the scope of the arrangement, the Development and Commercialization License and associated research services under the related Work Plan would be provided at no additional cost to Jazz. Lastly, the Company determined that the ability for Jazz to request the Company to render services with respect to non-GLP toxicology studies for certain Backup Candidates represents a material right because the pricing inherent in such option also provides the customer with a discount that is incremental to the range of discounts that would otherwise be granted for the related services to comparable customers. Along the same lines as the other material rights, upon Jazz’s exercise, the Company would render services with respect to the conduct of non-GLP toxicology studies for one Backup Candidate for each of the first two Development Candidates at no cost to Jazz.

For purposes of evaluating the Collaboration Agreement in accordance with ASC 606, the Company determined that the Development and Commercialization License Promise for each of the Initial Collaboration Targets is neither capable of being distinct nor distinct within the context of the contract from the associated Research Services Promise and Development Services Promise. Due to the specialized nature of the services to be provided by the Company, specifically with respect to the Company’s proprietary expertise related to exosome engineering and manufacturing, the customer cannot benefit from or utilize the license without the research and development services. Moreover, the Company concluded that the Development and Commercialization License Promise, Research Services Promise and Development Services Promise for each individual target are interrelated to and interdependent on each other. Due to the nature of the services and capabilities of the parties, the customer cannot derive its intended benefit from the license without the accompanying research and development services to be performed pursuant to the underlying Work Plans and Early Development Plans. The nature of the combined performance obligation is to provide certain research and development services for targets that are designated for inclusion in the arrangement in order to transfer a combined item to the customer in the form of a product candidate for which human proof of concept has been established. As such, the Company has treated the Development and Commercialization License Promise, Research Services Promise and Development Services Promise related to each target as a combined performance obligation (each, a License and Services Performance Obligation). However, the Company has determined that the License and Services Performance Obligation associated with each target is distinct from the License and Services Performance Obligation for the other targets because: (i) Jazz can benefit from the license and research and development services for a given target on their own since the results related thereto can be evaluated discretely and (ii) each bundle for an individual target is separately identifiable since it does not affect either the Company’s ability to perform or Jazz’s ability to assess the program for any other target. Thus, the License and Services Performance Obligation for each target is a separate performance obligation. Each of the material right promises has been deemed a distinct performance obligation due to their nature as specified in ASC 606. Therefore, the Company has identified the following eight performance obligations in connection with its obligations under the Collaboration Agreement with Jazz:

•

Combined performance obligation comprising the Development and Commercialization License Promise, Research Services Promise and Development Services Promise for each of the four Initial Collaboration Targets (the License and Services Performance Obligation: Initial Collaboration Target #1, License and Services Performance Obligation: Initial Collaboration Target #2, License and Services Performance Obligation: Initial Collaboration Target #3 and License and Services Performance Obligation: Initial Collaboration Target #4, respectively)

•	Material right associated with Jazz’s option to request either: (i) an Additional Target or (ii) an Additional Research Program (the Additional Target or Program Material Right Performance Obligation)

•	Material right associated with Jazz’s option to request a Replacement Target (the Replacement Target Material Right Performance Obligation)

•

Material right associated with Jazz’s option to request certain Backup Candidates (the Backup Candidate Material Right Performance Obligation: Backup Candidate #1 and Backup Candidate Material Right Performance Obligation: Backup Candidate #2, respectively)

At inception of the arrangement, the Company measured the transaction price solely in reference to the $56.0 million non-refundable and non-creditable up-front payment. None of the variable consideration payable under the arrangement has been included in the transaction price at inception. The Company estimates the amount of variable consideration to which it expects to be entitled associated with cost reimbursements, in addition to preclinical development, IND acceptance, clinical and regulatory milestones, using the most likely amount method. The Company has not included any cost reimbursements in the transaction price at inception due to the uncertainty around the Company’s receipt of such amounts as it is dependent upon viable product candidates progressing through development. All preclinical development, IND acceptance, clinical and regulatory milestone payments have been excluded from the transaction price at inception due to the uncertainty of initiating the specified phase of preclinical development, achieving the associated development criteria or receiving approval or acknowledgement from the relevant regulatory authorities. Further, regulatory milestone payments will be excluded from the transaction price until the associated regulatory milestone is achieved. The sales milestone payments, royalties and profit share are subject to the royalty recognition constraint because the associated license is deemed to be the sole or predominant item to which the payments relate. The Company will update its assessment of the estimated transaction price at the end of each reporting period and as uncertain events are resolved or other changes in circumstances occur. There have been no changes to the Company’s estimate of variable consideration through June 30, 2020 (unaudited).

The Company allocated the transaction price of $56.0 million to each of the identified performance obligations on a relative standalone selling price basis. Certain elements of variable consideration are attributable to specific performance obligations; however, no amounts of variable consideration have been included in the transaction price. Through June 30, 2020, the Company has not achieved any preclinical development, IND acceptance, clinical, regulatory or sales milestones or earned any royalties or profit share under the Collaboration Agreement (unaudited). The Company determined the standalone selling prices for each of the performance obligations included in the Collaboration Agreement considering relevant market conditions, entity-specific factors and information about the customer, while maximizing the use of available observable inputs. As a result, the transaction price was allocated to the identified performance obligations as follows (in thousands):

PERFORMANCE OBLIGATION	ALLOCATED TRANSACTION PRICE
License and Services Performance Obligation: Initial Collaboration Target #1	$10,792
License and Services Performance Obligation: Initial Collaboration Target #2	12,974
License and Services Performance Obligation: Initial Collaboration Target #3	12,643
License and Services Performance Obligation: Initial Collaboration Target #4	15,062
Additional Target or Program Material Right Performance Obligation	3,237
Replacement Target Material Right Performance Obligation	1,198
Backup Candidate Material Right Performance Obligation: Backup Candidate #1	47
Backup Candidate Material Right Performance Obligation: Backup Candidate #2	47

Transaction Price	$56,000

The standalone selling price for each of the License and Services Performance Obligations was estimated using a hybrid approach whereby the standalone selling price for each of the Development and Commercialization License Promises was estimated using an income approach, while the standalone selling price of the Research Services Promises and Development Services Promises for each of the plans associated with the individual targets were estimated using an expected cost-plus margin approach. The discounted cash flow analysis utilized in deriving the estimated standalone selling price for each of the Development and Commercialization License Promises included such key assumptions as: development timeline, revenue forecast, discount rate and probabilities of technical and regulatory success. The cost-plus margin approach utilized in deriving the estimated standalone selling price for the Research Services Promises and Development Services Promises for each target was based on the estimate of the overall effort to perform the underlying Work Plans and Early Development Plans and an estimated market rate for the associated services. The standalone selling prices for the Additional Target or Program Material Right Performance Obligation and Replacement Target Material Right Performance Obligation were estimated based on a similar hybrid approach as the License and Services Performance Obligations, but also contemplated the discount the customer could receive without exercising the corresponding option and the likelihood that the respective option will be exercised. The standalone selling price for the Additional Target or Program Material Right Performance Obligation also reflects the likelihood that each of the alternatives will be selected by Jazz. Lastly, the standalone selling prices for the Backup Candidate Material Right Performance Obligations was estimated using an expected cost-plus margin approach based on the estimate of the overall effort to perform the associated non-GLP toxicology studies.

Amounts allocated to each of the License and Services Performance Obligations is recognized as revenue over time commensurate with the term of the associated Research Program and development activities performed pursuant to a program focused on establishing human proof-of-concept for a given target using a proportional performance model which depicts the Company’s performance in transferring control to the customer. The Company utilizes a cost-based input method to measure progress because such method best reflects the satisfaction of the performance obligation as the underlying services are provided. In applying the cost-based input method of revenue recognition, the Company uses actual costs incurred relative to the budgeted costs to complete each of the respective programs. These costs consist primarily of internal full-time equivalent effort and third-party costs. Allocated amounts are recognized as revenue based on actual costs incurred as a percentage of total budgeted costs. A cost-based input method of revenue recognition requires management to make estimates of costs to complete the Company’s performance obligations. In making such estimates, significant judgment is required to evaluate assumptions related to cost estimates. The cumulative effect of revisions to estimated costs to complete the programs is recorded in the period in which changes are identified and amounts can be reasonably estimated. A significant change in these assumptions and estimates could have a material impact on the timing and amount of revenue recognized in future periods. Amounts allocated to each of the Additional Target or Program Material Right Performance Obligation, Replacement Target Material Right Performance Obligation and Backup Candidates Material Right Performance Obligations will be recognized as revenue upon the earlier of when: (i) the option is exercised wherein the future goods and/or services are transferred or (ii) the option expires. As of June 30, 2020, all of the material rights are outstanding as none of the material rights have either been exercised or have expired (unaudited).

The aggregate amount of the transaction price allocated to the License and Services Performance Obligations that are unsatisfied, as of December 31, 2019 and June 30, 2020 was $51.1 million and $50.8 million (unaudited), respectively, which is expected to be recognized over the respective term of the associated Research Program and development activities for each target, through approximately 2025. The aggregate amount of the transaction price allocated to all other performance obligations that are unsatisfied as of December 31, 2019 and June 30, 2020 (unaudited) was $4.5 million, which is expected to be recognized upon the earlier of when the respective option is exercised or expires.

The Company’s revenue during the year ended December 31, 2019 and six months ended June 30 2019 and 2020 (unaudited) was generated solely from the Collaboration Agreement. During the year ended December 31, 2019 and six months ended June 30, 2019 and 2020 (unaudited), the Company recognized $0.4 million, $0.1 million and $0.3 million (unaudited) of revenue associated with the collaboration arrangement. As of December 31, 2019 and June 30, 2020 there is $55.6 million and $55.3 million (unaudited) of deferred revenue related to the Company’s collaboration with Jazz which is classified as current or long-term in the accompanying balance sheet based on the expected timing of satisfaction of the underlying goods and/or services. During the year ended December 31, 2019 and six months ended June 30, 2019 and 2020, the Company incurred $2.1 million, $0.5 million (unaudited) and $1.6 million (unaudited) of costs associated with its obligations under the arrangement with Jazz which is classified within research and development expenses in the accompanying statements of operations.

Sarepta license and option agreement

Agreement summary

On June 17, 2020, the Company entered into a two-year Research License and Option Agreement (the Sarepta Research Agreement) with Sarepta Therapeutics (Sarepta) focused on the use of exosomes for non-viral delivery of AAV, gene-editing and RNA therapeutics to address five agreed targets associated with neuromuscular diseases. Pursuant to the Sarepta Research Agreement, the Company is receiving funding to conduct collaborative research and Sarepta has options to enter into exclusive, worldwide licenses for each of the agreed targets to develop, commercialize and manufacture therapeutic candidates developed using the Company’s engEx Platform. For each target option exercised, the Company will be eligible to receive an option exercise fee, milestones and royalties. Each target is well-understood to be therapeutically relevant to its associated neuromuscular disease.

Under the terms of the Sarepta Research Agreement, the Company granted to Sarepta a non-exclusive, royalty-free, worldwide license, with a limited right to sublicense, to use certain intellectual property of the Company in the conduct of activities for which Sarepta is responsible under the Sarepta Research Agreement (the Research License). The Sarepta Research Agreement provides that the activities conducted by the parties will be performed in accordance with a research plan which sets forth the activities to be undertaken over the course of the Sarepta Research Agreement covering all targets included in the agreement (the Research Plan). The Company is responsible for the conduct of all activities to which it is assigned under the Research Plan. The Sarepta Research Agreement initially covers five agreed targets as selected by Sarepta at inception of the Sarepta Research Agreement (each, a Research Target). However, Sarepta has the right to replace up to two of the Research Targets with certain other agreed pre-named targets. To the extent a target is replaced, the original target is discontinued as a Research Target under the arrangement and the replacement target becomes a Research Target under the Sarepta Research Agreement.

Pursuant to the terms of the Sarepta Research Agreement, the Company granted to Sarepta an option to obtain an exclusive, worldwide, sublicensable license to use certain intellectual property of the Company for the development, manufacturing and commercialization of exosome therapeutic candidates directed to one or more of the Research Targets (the Sarepta Option). Each of the licenses that would be issued upon exercise of the Sarepta Option cover the use of the Company’s intellectual property in the exploitation of therapeutics directed to a particular target (each, a Development and Commercialization License). Options may be exercised on a Research Target-by-Research Target basis any time prior to completion of the research activities for the respective target, but not later than June 17, 2022, subject to extension to December 17, 2022 (the Option Term). Following option exercise, the parties will execute a definitive license agreement that outlines the terms and conditions of the collaboration arrangement that would govern the further development and commercialization of exosome therapeutics directed to the subject target (the Collaboration Agreement), contingent on remittance of the option exercise fee.

Under the terms of the Collaboration Agreement which would be entered into upon the exercise of the option by Sarepta, the Company would be responsible for the conduct of the associated pre-clinical development through the generation of a development candidate directed to the applicable target in accordance with a plan which sets forth the activities to be conducted with respect to each pre-clinical development program (each, a Pre-Clinical Development Plan). Additionally, the Company is obligated to provide manufacturing and supply through the completion of Phase 2 clinical trials. The Company is entitled to receive reimbursement of costs incurred with respect to the activities performed in the execution of the Pre-Clinical Development Plans and any manufacturing activities. Following the selection of a development candidate from a pre-clinical development program, Sarepta is responsible for any further development, regulatory matters and commercialization at its sole cost and expense.

Under the terms of the Sarepta Research Agreement, the Company received up-front and non-refundable cash payments totaling $10.0 million, consisting of a $7.0 million up-front payment and a $3.0 million up-front research services prepayment. In addition, the Company is eligible for the reimbursement of costs incurred in the execution of the Research Plan. To the extent Sarepta exercises its option and the parties enter into a Collaboration Agreement with respect to any target included in the arrangement, Sarepta would be obligated to remit an option exercise payment of $12.5 million to the Company per target, up to a total of $62.5 million if all options are exercised. Conditional on the exercise of the Sarepta Option and execution of a Collaboration Agreement, the Company may earn potential development and regulatory milestones and tiered royalties on net sales of licensed products. The Company is eligible to receive up to $192.5 million in development and regulatory milestones per target. One of the selected targets is eligible to generate additional milestone payments on the achievement of certain development and regulatory milestones. Also, to the extent any of the product candidates are commercialized, the Company would be entitled to receive tiered royalty payments ranging from the mid-single digits in the lowest tier to the low teens in the highest tier. Royalties are payable on a licensed product-by-licensed product and country-by-country basis from the first commercial sale until the later of (a) 10 years from first commercial sale,(b) expiration of all valid claims of licensed patent rights and (c) expiration of regulatory exclusivity. The royalty payments are subject to reduction under certain conditions to be specified in the license agreement.

Either party can terminate the Sarepta Research Agreement upon the other party’s material breach, subject to specified notice and cure provisions. Sarepta also has the right to terminate the Sarepta Research Agreement in its entirety or in part (with respect to a particular target) for convenience at any time upon specified written notice, subject to an obligation to pay the Company’s related personnel costs for a specified period of time after the effective date of termination as well as to pay for any unavoidable costs as a result of the termination. Any expiration or termination of the Sarepta Research Agreement does not affect the rights and obligations of the parties that accrued prior to the expiration or termination date. Upon termination of the Sarepta Research Agreement, the license and options granted by the Company to Sarepta will immediately terminate.

Absent early termination, the term of the Sarepta Research Agreement will continue for two years plus additional specified time, if needed, for the execution of the Collaboration Agreement should Sarepta exercise its option.

Accounting analysis (unaudited)

The Company evaluated the Research Agreement in accordance with the provisions of ASC 606. The Company concluded that the contract counterparty is a customer in the arrangement. The Company’s obligations under the research and option arrangement comprise the following seven substantive promises:

•	Research License covering all of the Research Targets that are the subject of the research alliance (the Research License Promise)

•	Research services related to the conduct of the Research Plan covering all of the Research Targets that are the subject of the research alliance (the Research Services Promise)

•

Material rights associated with Sarepta’s ability to obtain a Development and Commercialization License and related preclinical development services and manufacturing for each of the five Research Targets that are the subject of the research alliance (each, a Material Right Promise)

For purposes of evaluating the Research Agreement in accordance with ASC 606, the Company determined that the ability for Sarepta to acquire a Development and Commercialization License and the related preclinical development services and manufacturing for each of the Research Targets that are the subject of the arrangement represents a material right because the pricing inherent in such option provides the customer with a discount that is incremental to the range of discounts that would otherwise be granted for the related goods to comparable customers. More specifically, primarily as a function of the economics of the arrangement whereby the consideration to be received exceeds the value of the license and services to be provided, the pricing of the option was determined to contain an implicit discount.

For purposes of evaluating the Research Agreement in accordance with ASC 606, the Company determined that the Research License Promise is neither capable of being distinct nor distinct within the context of the contract from the associated Research Services Promise. Due to the specialized nature of the services to be provided by the Company, specifically with respect to the Company’s proprietary expertise related to exosome engineering and manufacturing, the customer cannot benefit from the license without the research services. And Sarepta will be utilizing the license to perform additional discovery and research efforts as part of the overall work being conducted by the Company. As such, the license rights do not have utility outside of the context of the activities under the Research Plan. Moreover, the Company concluded that the Research License Promise and Research Services Promise are interrelated to and interdependent on each other. Due to the nature of the services and capabilities of the parties, the customer cannot derive its intended benefit from the license without the accompanying research services to be performed pursuant to the underlying Research Plan. The nature of the combined performance obligation is to provide certain research services for targets that are designated for inclusion in the arrangement in order to transfer a combined item to the customer in the form of certain exosome-based constructs from which product candidates can be derived. As such, the Company has treated the Research License Promise and Research Services Promise as a combined performance obligation. Each of the material right promises has been deemed a distinct performance obligation due to their nature as specified in ASC 606. Therefore, the Company has identified the following six performance obligations in connection with its obligations under the Research Agreement with Sarepta:

•	Combined performance obligation comprising the Research License Promise and Research Services Promise (the License and Services Performance Obligation)

•

Material rights associated with Sarepta’s option to obtain a Development and Commercialization License and related preclinical development services and manufacturing for each Research Target (the Material Right Performance Obligation: Research Target #1, Material Right Performance Obligation: Research Target #2, Material Right Performance Obligation: Research Target #3, Material Right Performance Obligation: Research Target #4 and Material Right Performance Obligation: Research Target #5, respectively)

At inception of the Research Agreement, the Company determined that the aggregate transaction price totaled approximately $18.0 million which comprises: (i) $7.0 million up-front payment, (ii) $3.0 million up-front research services prepayment and (iii) $8.0 million related to the estimate of cost reimbursements to be received for activities performed under the Research Plan. The Company estimates the amount of variable consideration to which it expects to be entitled associated with cost reimbursements using the most likely amount method. The Company will update its assessment of the estimated transaction price, including a reevaluation of the constraint, at the end of each reporting period and as uncertain events are resolved or other changes in circumstances occur. Amounts that may become due under the Collaboration Agreement and the associated option exercise fee have been excluded from the measurement of the transaction price.

The Company allocated the transaction price to each of the identified performance obligations on a relative standalone selling price basis, or in the case of variable consideration, to one or more specific performance obligations. The Company determined the standalone selling prices for each of the performance obligations included in the Research Agreement considering relevant market conditions, entity-specific factors and information about the customer, while maximizing the use of available observable inputs. As a result, the transaction price was allocated to the identified performance obligations as follows:

PERFORMANCE OBLIGATION	ALLOCATED TRANSACTION PRICE
License and Services Performance Obligation	$11,000
Material Right Performance Obligation: Research Target #1	1,400
Material Right Performance Obligation: Research Target #2	1,400
Material Right Performance Obligation: Research Target #3	1,400
Material Right Performance Obligation: Research Target #4	1,400
Material Right Performance Obligation: Research Target #5	1,400

Transaction Price	$18,000

The standalone selling price for the License and Services Performance Obligation was estimated primarily using an expected cost-plus margin approach. The cost-plus margin approach utilized in deriving the estimated standalone selling price was based on the estimate of the overall effort to perform the underlying Research Plan and an estimated market rate for the associated services. The Company determined that the standalone selling price for each of the Material Right Performance Obligations is the same across all targets. The Company considered factors such as the early stage of development, license rights and likelihood of exercise.

Amounts allocated to the License and Services Performance Obligation are recognized as revenue over time commensurate with the term of the Research Plan using a proportional performance model which depicts the Company’s performance in transferring control to the customer. The Company has concluded that it will utilize a cost-based input method to measure progress because such method best reflects the satisfaction of the performance obligation as the underlying services are provided. In applying the cost-based input method of revenue recognition, the Company uses actual costs incurred relative to the budgeted costs to complete the research program. These costs consist primarily of internal full-time equivalent effort and third-party costs. Revenue is recognized based on actual costs incurred as a percentage of total budgeted costs. A cost-based input method of revenue recognition requires management to make estimates of costs to complete the Company’s performance obligations. In making such estimates, significant judgement is required to evaluate assumptions related to cost estimates. The cumulative effect of revisions to estimated costs to complete the program will be recorded in the period in which changes are identified and amounts can be reasonably estimated. A significant change in these assumptions and estimates could have a material impact on the timing and amount of revenue recognized in future periods. Amounts allocated to the License and Services Performance Obligation will be recognized over the term of the Research Plan which is expected to be through approximately mid-2022. Amounts allocated to each of the Material Right Performance Obligations will be recognized as revenue upon the earlier of when: (i) the option is exercised wherein the future goods and/or services are transferred or (ii) the option expires. As of June 30, 2020, all of the material rights are outstanding as none of the material rights have either been exercised or have expired (unaudited).

The Company has not recognized any revenue associated with the research alliance during the six months ended June 30, 2020 (unaudited). As of June 30, 2020 (unaudited), there is $10.0 million of deferred revenue related to the Company’s research and option arrangement with Sarepta which is classified as current or long-term in the accompanying balance sheet based on the expected timing of satisfaction of the underlying goods and/or services. During the six months ended June 30, 2020 (unaudited), the Company did not incur any costs associated with its obligations under the arrangement with Sarepta.

Other information

The following tables present changes in the Company’s contract assets and liabilities for the year ended December 31, 2019 and six months ended June 30, 2020 (in thousands):

	AS OF DECEMBER 31, 2019
	BALANCE BEGINNING OF PERIOD	ADDITIONS	DEDUCTIONS	BALANCE END OF PERIOD
Contract assets:
Accounts receivable	$—	$56,000	$(56,000)	$—
Contract liabilities:
Deferred revenue	$—	$56,000	$(388)	$55,612

	AS OF JUNE 30, 2020
	(Unaudited)
	BALANCE BEGINNING OF PERIOD	ADDITIONS	DEDUCTIONS	BALANCE END OF PERIOD
Contract assets:
Accounts receivable	$—	$10,000	$(10,000)	$—
Contract liabilities:
Deferred revenue	$55,612	$10,000	$(321)	$65,291

During the year ended December 31, 2019 and six months ended June 30, 2019 and 2020, the Company recognized the following revenue (in thousands):

	YEAR ENDED DECEMBER 31, 2019	SIX MONTHS ENDED JUNE 30, 2019 (unaudited)	SIX MONTHS ENDED JUNE 30, 2020 (unaudited)
Revenue recognized in the period from:
Amounts included in deferred revenue at the beginning of the period	$—	$—	$321
Performance obligations satisfied in prior periods	$—	$—	$—

16. Other significant agreements

MDACC sponsored research agreement

In November 2015, the Company entered into the MDACC Research Agreement with MDACC. Under the MDACC Research Agreement, the Company engaged MDACC to perform research and development services relating to its technology on patients suffering with cancer (the Research Program). MDACC was obligated to use reasonable efforts to conduct the Research Program and furnish the facilities necessary to carry out the program. The Research Program allowed for amendments from time to time during the term, by agreement of the parties, to modify the current Research Program or to add additional research projects for inclusion as part of the Research Program. The MDACC Research Agreement provided the Company with an option to negotiate a license to certain other technology derived from the program in the field of exosome technology. The term of the MDACC Research Agreement was originally scheduled to expire in November 2018. The MDACC Research Agreement was subsequently amended in February 2017 and in April 2018 to extend the term of the MDACC Research Agreement to February 2021 and to modify the payment terms of the MDACC Research Agreement. The MDACC Research Agreement was further amended in September 2019 to terminate the agreement, effective as of December 31, 2019.

Under the terms of the MDACC Research Agreement, the Company was obligated to pay fixed tiered quarterly cash payments (the Quarterly Payments) and to issue a fixed number of shares of its Series A Preferred Stock or Series B Preferred Stock to MDACC in consideration for the research services. The Quarterly Payments consisted of the following: (i) direct expenses comprising $1.0 million payable to MDACC in the first year and $1.25 million payable in years two through five, and (ii) overhead charges of 25% of the direct expenses. In addition to the Quarterly Payments, the Company was also obligated to issue an aggregate of 200,000 shares of Series A Preferred Stock in the first year of the arrangement and 20,833 shares of Series B Preferred Stock, quarterly, in years two through five of the MDACC Research Agreement. The Company recognized the payments made to MDACC as research and development expense as incurred. The shares to be issued were expensed on the date the associated Quarterly Payment was due based on the estimated fair value of the underlying series of Redeemable Convertible Preferred Stock on such date. Subsequent to issuance, the Series A Preferred Stock and Series B Preferred Stock issued to MDACC was accounted for consistent with all other outstanding shares of the respective series of Redeemable Convertible

Preferred Stock. As noted above, the agreement was terminated as of December 31, 2019. As of December 31, 2019, the Company accrued the final $1.2 million cash payment and 62,500 shares of Series B Preferred Stock related to services provided in 2019. The Company made the final cash payment and issued 62,500 shares of Series B Preferred Stock to MDACC in January 2020. There are no further payments or share issuances owed to MDACC.

For each of the years ended December 31, 2018 and 2019, the Company recognized expense for the estimated fair value of the 83,332 shares of Series B Preferred Stock that were due to MDACC totaling $0.3 million and expenses for the direct expenses and overhead charges of $1.6 million. For the six months ended June 30, 2019, the Company recognized expense for the estimated fair value of the 41,666 shares of Series B Preferred Stock that were due to MDACC totaling $0.2 million (unaudited) and expenses for the direct expenses and overhead charges of $0.8 million (unaudited).

MDACC in-license agreement

In November 2015, the Company entered into a Patent and Technology License Agreement with MDACC, as amended in April 2018 (the MDACC License Agreement). Pursuant to the MDACC License Agreement, the Company holds exclusive worldwide license rights to certain intellectual property relating to the use of exosomes for diagnostic and therapeutic applications and a non-exclusive worldwide license under certain related technologies, with the right to grant sublicenses. The Company also obtained the exclusive right of first negotiation, for a specified time period, for a license to certain of MDACC’s rights in future exosome technology.

Pursuant to ASC 730, the Company determined that the assets acquired represent in-process research and development with no alternative future use. Therefore, the value of the consideration given for the licenses is expensed to acquired in-process research and development in the period in which it is incurred.

In consideration for entering into the MDACC License Agreement, the Company paid an up-front non-refundable license fee in the form of 5,770,000 shares of the Company’s common stock valued at an aggregate of $2.4 million, as measured on the effective date of the agreement. The Company expensed the aggregate of $2.4 million to acquired in-process research and development expense in the year ended December 31, 2015.

Under the terms of the MDACC License Agreement, the Company is responsible for all patent costs incurred by MDACC for the underlying licensed technology in excess of $1.5 million from the effective date of the agreement through February 1, 2021, and for all patent costs incurred or invoiced after this date. In consideration for MDACC’s agreement to pay patent expenses up to the specified amount of $1.5 million, the Company issued 1,500,000 shares of Series A Preferred Stock to MDACC on November 12, 2015. The Company expensed $1.8 million as acquired in-process research and development expense in the year ended December 31, 2015 related to the fair value of Redeemable Convertible Preferred Stock issued. As of December 31, 2018 and 2019, there was approximately $1.0 million and $0.9 million, respectively, remaining for funding by MDACC of patent-related costs under the MDACC License Agreement. As of June 30, 2020, there was approximately $0.8 million (unaudited) of such funding.

Pursuant to the MDACC License Agreement, the Company is also required to make future payments to MDACC upon the occurrence of events related to the development of products and upon the achievement of certain development and regulatory approval milestones up to an aggregate of $11.9 million, comprising up to $2.4 million for diagnostic products and up to $9.5 million for therapeutic products. The Company may at its discretion pay up to $4.4 million in such contingent payments in cash or through the issuance of equity in the form of Redeemable Convertible Preferred

Stock or common stock, as applicable. Such payments will be expensed or capitalized based on the nature of the associated asset at the date the related contingency is resolved. In addition, the Company is obligated to pay certain payments upon the execution of sublicenses for qualifying products, as well as single digit percentage royalty payments on net sales from a licensed product.

The Company was obligated to make a one-time payment to MDACC of amounts ranging from $20.0 million to $150.0 million, if by November 12, 2019, the Company had been acquired or the Company closed an equity financing, and the price per share in such acquisition or equity financing (defined as the average of the closing sale prices for the Company’s common stock for the 30 consecutive trading days immediately preceding the closing), was equal to or in excess of the agreed upon price triggers equating to Company valuations of approximately $1.4 billion to $5.8 billion. If these payments were triggered, the Company could have elected, at its sole discretion, to make such payments in cash or by the issuance of its common stock. Neither an acquisition nor a qualifying equity financing occurred by November 12, 2019, therefore the Company was not obligated to make any payments pursuant to this provision.

The MDACC License Agreement will continue until the last to occur of: (i) the expiration of all patents issued underlying the licenses conveyed, (ii) the cancellation, withdrawal or express abandonment of all patent rights underlying the licenses conveyed or (iii) the fifteenth anniversary of the effective date of the agreement. Upon expiration of the MDACC License Agreement, the licenses granted will automatically convert to a fully-paid irrevocable and perpetual license. The Company may terminate the license for convenience upon 180 days prior written notice to MDACC. The license automatically terminates upon the Company’s bankruptcy, if the Company challenges the validity or enforceability of any of the licensed patent rights, or if the Company fails to make a number of payments in a timely manner over a specified period of time. Additionally, MDACC may terminate the license for the Company’s breach subject to certain specified cure periods.

As of June 30, 2020 (unaudited), no milestones had been achieved, nor had any royalties, sublicensing fees or other contingent payments been incurred under the MDACC License Agreement. The Company did not make any payments to MDACC for the years ended December 31, 2018 or 2019 or the six months ended June 30, 2020 (unaudited) with respect to the MDACC License Agreement.

Kayla Therapeutics S.A.S license agreement

On November 6, 2018, the Company entered into a License Agreement with Kayla, pursuant to which it obtained a co-exclusive worldwide, sublicensable license under certain patent rights and to related know-how and methods to research, develop, manufacture and commercialize compounds and products covered by such patent rights in all diagnostic, prophylactic and therapeutic uses (the Kayla License Agreement). The foregoing license is co-exclusive with Kayla, but Kayla’s retained rights are subject to certain restrictions.

During the first 6 years following the effective date of the Kayla License Agreement, Kayla and its affiliates may not research, develop, manufacture or commercialize anywhere in the world any product containing a small molecule STING agonist and an exosome. In addition, during the term of the Kayla License Agreement, Kayla and its affiliates may not grant a license to any third party under the licensed patent rights to, develop, manufacture or commercialize anywhere in the world a product containing certain STING compounds for therapeutic or veterinary purpose. The Kayla License Agreement also restricts the Company from developing any competing product containing a small molecule STING agonist and an exosome until the expiration of a non-compete period determined by the achievement of clinical milestones.

Pursuant to ASC 730, the Company determined that the assets acquired represent in-process research and development with no alternative future use. Therefore, the value of the consideration given for the licenses is expensed to acquired in-process research and development in the period in which it is incurred.

In consideration for entering into the Kayla License Agreement, the Company paid an up-front payment of $6.5 million in cash and issued 924,068 shares of common stock. The Company recorded an aggregate of $8.1 million to acquired in-process research and development expense during the year ended December 31, 2018 comprises: (i) $6.5 million related to the cash payment and (ii) $1.6 million related to the issuance of its common stock based on the fair value of the Company’s common stock at the effective date of the Kayla License Agreement.

The Company has certain diligence obligations under the Kayla License Agreement, which include using commercially reasonable efforts to develop, commercialize and market the products developed under the licensed patent rights, including using commercially reasonable efforts to initiate a cohort extension of a Phase 1/2 trial after obtaining IND approval. The Company is also obligated to pay up to $100.0 million in cash payments and up to $13.0 million payable in shares of the Company’s common stock upon the achievement of specified clinical and regulatory milestones, including approvals in the US, the EU and Japan. The first eligible milestone, for which the Company will be obligated to make a nonrefundable payment to Kayla of $15.0 million in cash and $5.3 million in common stock, will occur upon the first dosing of a licensed product to the first subject in a Phase 1/2 clinical trial. Such payments will be expensed or capitalized based on the nature of the associated asset at the date the related contingency is resolved. Additionally, the Company is obligated to pay to Kayla a percentage of the payments that the Company receives from sublicensees of the rights licensed to it by Kayla, excluding any royalties. This percentage varies from single digits to low double digits.

The Company is obligated to pay to Kayla tiered royalties ranging from low single-digits to mid single-digits based on annual net sales by the Company, its affiliates and its sublicensees of licensed products. The royalty term is determined on a product-by-product and country-by-country basis and continues until the later of (i) the expiration of the last valid claim of the licensed patent rights that covers such product in such country, (ii) the loss or expiration of any period of marketing exclusivity for such product in such country, or (iii) ten years after the first commercial sale of such product in such country; provided that if the royalty is payable when no valid claim covers a given product in a given country, the royalty rate for sales of such product in such country is decreased. The Company may terminate the license agreement on a licensed compound-by-licensed compound basis and on a region-by region basis for any reason upon 30 days prior written notice to Kayla. The Company or Kayla may terminate the license agreement for the other’s material breach that remains uncured for 60 days after receiving notice thereof.

As of June 30, 2020 (unaudited), no milestones had been achieved, nor had any royalties, sublicensing fees or other contingent payments been incurred under the Kayla License Agreement.

17. Related parties

One of the Company’s founders who served on the board of directors as of December 31, 2018 (the Founder) is a professor and chairman at MDACC. In connection with the MDACC Research Agreement and the MDACC License Agreement, as of December 31, 2018 and 2019, the Company had outstanding common stock issued to MDACC and associated entities of 5,770,000 shares. Additionally, the Company had outstanding Redeemable Convertible Preferred Stock issued to MDACC of 1,587,500 shares of Series A Preferred Stock as of December 31, 2018 and 2019, and 145,831 and 187,497 shares of Series B Preferred Stock as of December 31, 2018 and 2019, respectively. As December 31, 2018 and 2019, the Company had $0.4 million and $1.2 million, respectively, in accrued expenses due to MDACC relating to these arrangements.

The Company has entered into agreements with two of its scientific co-founders, including the Founder, pursuant to which it has granted an aggregate of 10,000,000 shares of restricted stock and 2,042,300 non-employee stock options for the performance of consulting services. There were no amounts payable under these agreements as of December 31, 2018 or 2019 or June 30, 2020 (unaudited). In the aggregate, as of each of the years ended December 31, 2018 and 2019, such co-founders had outstanding common stock of 11,540,000 shares. In the aggregate, as of December 31, 2018 and 2019, these co-founders had outstanding stock options of 2,522,300.

Effective February 1, 2019, the Founder resigned from the Company’s board of directors and therefore this individual and MDACC were no longer considered to be related parties as of December 31, 2019. As of June 30, 2020, the other scientific co-founder continued to serve on the Company’s board of directors. As of June 30, 2020 (unaudited), the other scientific co-founder had outstanding common stock and stock options of 5,770,000 and 240,000, respectively.

18. 401(k) plan

The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company matches 50% of the first 6% of an employee’s deferral. The Company’s contributions are expensed in the year for which they are declared. For the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020, the Company recorded expense of $0.2 million, $0.4 million, $0.2 million (unaudited) and $0.2 million (unaudited), respectively, for 401(k) match contributions.

19. Net loss per share and unaudited pro forma net loss per share

Net loss per share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share data):

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(Unaudited)	(Unaudited)
Numerator:
Net loss	$(44,542)	$(77,960)	$(35,659)	$(38,415)
Cumulative dividends on redeemable convertible preferred stock	(13,681)	(13,701)	(6,793)	(6,839)

Net loss attributable to common stockholders	$(58,223)	$(91,661)	$(42,452)	$(45,254)

Denominator:
Weighted average common shares outstanding, basic and diluted	21,395,300	23,368,417	23,312,727	23,472,802

Net loss per share attributable to common stockholders, basic and diluted	$(2.72)	$(3.92)	$(1.82)	$(1.93)

The following potential common shares, presented based on amounts outstanding at each period end, were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have been anti-dilutive:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(Unaudited)	(Unaudited)
Series A redeemable convertible preferred stock	33,200,000	33,200,000	33,200,000	33,200,000
Series B redeemable convertible preferred stock	20,479,162	20,520,828	20,520,828	20,583,328
Series C redeemable convertible preferred stock	20,204,079	20,204,079	20,204,079	20,204,079
Outstanding stock options	22,544,061	33,238,029	27,774,264	32,927,075

	96,427,302	107,162,936	101,699,171	106,914,482

Unaudited pro forma net loss per share

The following table summarizes the Company’s unaudited pro forma basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	YEAR ENDED DECEMBER 31,	SIX MONTHS ENDED JUNE 30,
	2019	2020
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to common stockholders	$(91,661)	$(45,254)
Cumulative dividends on redeemable convertible preferred stock	13,701	6,839
Stock-based compensation expense for stock-based awards with accelerated vesting upon an initial public offering	(222)	54

Pro forma net loss attributable to common stockholders	$(78,182)	$(38,361)

Denominator:
Weighted average common shares outstanding, basic and diluted	23,368,417	23,472,802
Pro forma adjustment to reflect the automatic conversion of redeemable convertible preferred stock to common stock upon the completion of the proposed initial public offering	73,915,375	73,977,105

Pro forma weighted average common shares outstanding, basic and diluted	97,283,792	97,449,907

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.80)	$(0.39)

20. Income taxes

During the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020 (unaudited), the Company recorded no income tax benefits for the net operating losses incurred and research and development tax credits earned in each year or interim period due to its uncertainty of realizing a benefit from those items.

The reconciliation of the US statutory income tax rate to the Company’s effective tax rate for the years ended December 31, 2018 and 2019 is as follows:

	YEAR ENDED DECEMBER 31,
	2018	2019
Federal statutory income tax rate	21.0%	21.0%
State taxes, net of federal benefit	7.4	7.5
Federal and state research and development credits	2.0	3.7
Non-deductible items	(1.3)	(0.4)
Change in valuation allowance	(29.3)	(31.9)
Other	0.2	0.1

Effective income tax rate	—%	—%

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets and liabilities consisted of the following (in thousands):

	YEAR ENDED DECEMBER 31,
	2018	2019
Deferred tax assets:
Net operating loss carryforwards	$18,428	$21,496
Capitalized license and research and development payments	4,130	3,928
Research and development credits	4,236	8,127
Deferred revenue	—	15,186
Deferred rent	284	2,902
Accrued bonus	479	825
Stock compensation	1,131	2,590
Other temporary differences	148	127

Total deferred tax assets	28,836	55,181
Valuation allowance	(28,445)	(53,285)

Deferred tax assets	391	1,896
Deferred tax liabilities:
Depreciation	(391)	(1,896)

Net deferred taxes	$—	$—

As of December 31, 2019, the Company had federal and state net operating loss carryforwards of $78.3 million and $80.0 million, respectively, which may be available to offset future taxable income. During the year ended December 31, 2019, the Company generated a federal net operating loss of $41.9 million which has an indefinite carryforward period. The remaining $36.4 million of federal net operating loss carryforwards and the Company’s state net operating loss carryforwards would begin to expire in 2035. As of December 31, 2019, the Company had federal and state research and development credit carryforwards of $5.8 million and $2.7 million, respectively, which may be available to offset future income tax liabilities and which would begin to expire in 2035 and 2031, respectively. The federal and state income tax returns are generally subject to tax examinations for the tax years ending December 31, 2016 through 2019. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service, state or foreign tax authorities to the extent utilized in a future period.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s cumulative net losses and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2018 and 2019. Management reevaluates the positive and negative evidence at each reporting period. Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2018 and 2019 were primarily due to the increase in net operating loss carryforwards and totaled $13.0 million and $24.8 million, respectively.

The Company has not recorded any amounts for unrecognized tax benefits as of December 31, 2018 or 2019 or June 30, 2020 (unaudited).

The Company does not have any uncertain tax positions. The Company has not conducted a study of its research and development credit carryforwards. This study may result in an adjustment to research and development credit carryforwards; however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact to the consolidated balance sheet or statement of operations if an adjustment were required.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. Net operating losses are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not yet conducted a study to determine if any such changes have occurred that could limit its ability to use the net operating losses and tax credit carryforwards.

It is the Company’s policy to include penalties and interest expense related to income taxes as a component of income tax expense, as necessary. As of December 31, 2018 or 2019 or June 30, 2020 (unaudited), the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s consolidated statements of operations and comprehensive loss.

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security Act (CARES Act) was signed into law in March 2020. The CARES Act lifts certain deduction limitations originally imposed by the Tax Cuts and Jobs Act of 2017 (2017 Tax Act). Corporate taxpayers may carryback NOLs originating during 2018 through 2020 for up to five years, which was not previously allowed under the 2017 Tax Act. The CARES Act also eliminates the 80% of taxable income limitations by allowing corporate entities to fully utilize NOL carryforwards to offset taxable income in 2018, 2019 or 2020. Taxpayers may generally deduct interest up to the sum of 50% of adjusted taxable income plus business interest income (30% limit under the 2017 Tax Act) for tax years beginning January 1, 2019 and 2020. The CARES Act allows taxpayers with alternative minimum tax credits to claim a refund in 2020 for the entire amount of the credits instead of recovering the credits through refunds over a period of years, as originally enacted by the 2017 Tax Act.

In addition, the CARES Act raises the corporate charitable deduction limit to 25% of taxable income and makes qualified improvement property generally eligible for 15-year cost-recovery and

100% bonus depreciation. The enactment of the CARES Act did not result in any adjustments to the Company’s income tax provision for the six months ended June 30, 2020, or to the Company’s net deferred tax assets as of June 30, 2020 since the Company has not recorded any US federal or state income tax benefits for the net losses incurred in any period due to the Company’s uncertainty of realizing a benefit from those items.

21. Subsequent events

On July 24, 2020, the Company drew down $15.0 million under the first tranche of the Term Loan Facility with Hercules comprising the remaining available funds under the first tranche. Upon receipt of the funds, the Company’s total indebtedness under the Term Loan Facility was $25.0 million.

            Shares

Codiak BioSciences, Inc.

Common Stock

Goldman Sachs & Co. LLC	Evercore ISI	William Blair

Wedbush PacGrow

Through and including                , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the fees and expenses, other than estimated underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, FINRA filing fee and Nasdaq Global Select Market listing fee.

AMOUNT TO BE PAID
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Select Market listing fee		*
Printing and mailing		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation to be in effect upon the closing of this offering and by-laws to be in effect upon the effectiveness of this registration statement that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

II-i

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

•

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•

we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with our executive officers. These agreements provide that we will indemnify each of our directors, our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended, or the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

Item 15. Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Issuances of capital stock

In November 2017, we issued and sold to investors in a private placement an aggregate of 20,204,079 shares of our Series C preferred stock at a purchase price of $3.7876 per share, for aggregate consideration of approximately $76.5 million.

In November 2015, we entered into a patent and technology license agreement with The Board of Regents of the University of Texas System, on behalf of the MD Anderson Center for Cancer, or MDACC, which we refer to as the MDACC License. At the same time we also entered into a sponsored research agreement with MDACC, or the SRA. As partial consideration for the MDACC License, we issued 5,000,000 shares of our Class A common stock, one share of our Class F common stock and 1,500,000 shares of our Series A preferred stock to MDACC. The Class F common stock converted

II-ii

into 770,000 shares of Class A common stock upon the closing of our Series B preferred stock financing on January 21, 2016. The collective 5,770,000 shares of Class A common stock converted into 5,770,000 shares of our common stock on November 17, 2017. As partial consideration for the SRA, we issued 200,000 shares of Series A preferred stock during the first year of operation and issued 41,666 shares of Series B preferred stock quarterly in the second and third years of operation. In February 2017, the SRA was amended to change the issued stock to 20,833 shares of Series B preferred stock quarterly in the second through fifth years of operation. In September 2019, the SRA was amended to terminate effective December 31, 2019, with the final issuance of 62,500 shares of Series B preferred stock issued on January 31, 2020. In connection with the termination of the SRA, we are no longer obligated to issue any stock to MDACC.

In November 2018, we entered into a license agreement with Kayla Therapeutics S.A.S., or Kayla, which we refer to as the Kayla License. As partial consideration for the Kayla License, we issued 924,068 shares of our common stock to Kayla.

No underwriters were involved in the foregoing sales of securities. Unless otherwise stated, the sales of securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Grants and exercises of stock options

We have granted stock options to purchase an aggregate of 30,227,312 shares of our common stock, with exercise prices ranging from $0.42 to $2.15 per share, to employees, directors and consultants pursuant to the 2015 Plan. Since January 1, 2017, 842,528 shares of common stock have been issued upon the exercise of stock options pursuant to the 2015 Plan.

The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits

EXHIBIT NUMBER	DESCRIPTION
1.1*	Form of Underwriting Agreement

3.1	Third Amended and Restated Certificate of Incorporation of Registrant, as amended, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect upon completion of this offering.

3.3	Amended and Restated By-laws of Registrant, as currently in effect.

3.4*	Form of Amended and Restated By-laws of Registrant, to be in effect upon completion of this offering.

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EXHIBIT NUMBER	DESCRIPTION
4.1*	Specimen Common Stock Certificate.

4.2	Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders, dated November 17, 2017.

5.1*	Opinion of Goodwin Procter LLP.

10.1#	2015 Stock Option and Grant Plan, as amended, and forms of award agreements thereunder.

10.2*#	2020 Stock Option and Incentive Plan and forms of award agreements thereunder, to be in effect upon completion of this offering.

10.3*#	2020 Employee Stock Purchase Plan, to be in effect upon completion of this offering.

10.4*#	Non-Employee Director Compensation Policy, to be in effect upon completion of this offering.

10.5*#	Senior Executive Cash Incentive Bonus Plan, to be in effect upon completion of this offering.

10.6*#	Form of Indemnification Agreement by and between the Registrant and each of its directors, to be in effect upon completion of this offering.

10.7*#	Form of Indemnification Agreement by and between the Registrant and each of its executive officers, to be in effect upon completion of this offering.

10.8*#	Employment Agreement by and between the Registrant and Douglas E. Williams, Ph.D., to be entered into in connection with this offering.

10.9*#	Employment Agreement by and between the Registrant and Linda C. Bain., to be entered into in connection with this offering.

10.10*#	Employment Agreement by and between the Registrant and Ajay Verma, M.D., Ph.D., to be entered into in connection with this offering.

10.11†	Lease Agreement by and between the Registrant and King 4 Hartwell Place, LLC, dated March 5, 2019.

10.12	Lease Agreement by and between the Registrant and DIV 35 CPD, LLC, dated March 22, 2019, as amended by that certain First Amendment to Lease, dated October 22, 2019.

10.13†	License Agreement by and between the Registrant and Kayla Therapeutics, S.A.S., dated November 6, 2018.

10.14†	Collaboration and License Agreement by and between the Registrant and Jazz Pharmaceuticals Ireland Limited, dated January 2, 2019.

10.15†	Research License and Option Agreement by and between the Registrant and Sarepta Therapeutics, Inc., dated June 17, 2020.

10.16	Loan and Security Agreement by and between the Registrant and Hercules Capital, Inc., dated September 30, 2019.

21.1	List of Subsidiaries of the Registrant.

23.1*	Consent of Ernst and Young LLP, independent registered public accounting firm.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.
†	Certain portions of the exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to the Registrant if publicly disclosed.
#	Indicates a management contract or any compensatory plan, contract or arrangement.

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(b) Financial Statements Schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2)

For purposes of determining any liability under the Securities Act, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Massachusetts, on the                day of                , 2020.

CODIAK BIOSCIENCES, INC.

By:
Name:	Douglas E. Williams, Ph.D.
Title:	Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

Each individual whose signature appears below hereby constitutes and appoints Douglas E. Williams, Ph.D. and Linda C. Bain as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

NAME	TITLE	DATE
	Chief Executive Officer, Director	, 2020
Douglas E. Williams, Ph.D.	(Principal Executive Officer)

	Chief Financial Officer (Principal	, 2020
Linda C. Bain	Financial and Accounting Officer)

	Chairman of the Board	, 2020
Steven Gillis, Ph.D.

	Director	, 2020
Karen Bernstein, Ph.D.

	Director	, 2020
Charles L. Cooney, Ph.D.

	Director	, 2020
Eric S. Lander, Ph.D.

	Director	, 2020
Theo Melas-Kyriazi

	Director	, 2020
Briggs W. Morrison, M.D.

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